
15008010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015
Commission File Number 001-16429

ABB Ltd
(Translation of registrant's name into English)

P.O. Box 1831
Affolternstrasse 44
CH-8050, Zurich
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report contains ABB Ltd's Annual Report for the year ended December 31, 2014.

Exhibit	
99.1	Annual Report for the year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

By: ______________________
Name: Alanna Abrahamson - Haka
Title: ~~Group~~ Senior Vice President and Head of Investor Relations

By: ______________________
Name: Richard A. Brown
Title: Group Senior Vice President and Chief Counsel Corporate & Finance

Date: July 10, 2015

Exhibit 99.1


ABB
ABB
ABB

Ready for Next Level
The ABB Group Annual Report 2014

Power and productivity
for a better world™

ABB

This is ABB

ABB is one of the world's leading power and automation technology companies.

Our portfolio ranges from switches and sockets to robots, and from large transformers to control systems that manage entire power networks and factories.

We provide solutions for secure, energy-efficient generation, transmission and distribution of electricity, and for increasing productivity in industrial, commercial and utility operations.

We help our customers meet their challenges with minimum environmental impact. That's why ABB stands for "Power and productivity for a better world."

We are present throughout the entire renewables value chain, from power generation to transmission, distribution and electric mobility.

Financial highlights

Delivered robust results in a challenging environment; orders rose faster than the market on organic growth initiatives

Regained momentum on large orders, with contracts including $800-million power project in Scotland and $200-million rail refurbishment project in Sweden

Increased customer satisfaction by 26 percent, as measured by the Net Promoter Score survey

Forged new strategic partnerships to expand market presence and lower risks, including with Hitachi on power grids in Japan and with Philips on building automation

Returned more than $2.8 billion to shareholders through share repurchases and dividend; Board proposes sixth consecutive increase in dividend

Took out $1 billion in costs for sixth consecutive year, and increased cash return on invested capital to 12.7 percent

Unveiled innovative new technologies, including the revolutionary YuMi robot and a record-breaking high-voltage 525-kV extruded cable system

Achieved break-even Operational EBITDA in Power Systems division through relentless execution of new business model

Successfully divested businesses that have no substantial synergies with rest of portfolio, raising more than $1 billion in pre-tax proceeds

Launched Next Level strategy with ambitious targets to accelerate sustainable value creation, and implemented new organization

Total ABB Group ($ in millions unless otherwise indicated)	2014	2013
Orders	41,515	38,896
Revenues	39,830	41,848
Income from operations	4,178	4,387
as % of revenues	10.5%	10.5%
Operational EBITDA[1]	5,400	6,075
as % of operational revenues[1]	13.5%	14.5%
Net income (attributable to ABB)	2,594	2,787
Basic earnings per share ($)	1.13	1.21
Dividend per share in CHF (proposed)	0.72	0.70
Cash flow from operating activities	3,845	3,653
Free cash flow[1]	2,857	2,632
as % of net income	110%	94%
Cash return on invested capital[1]	12.7%	11.6%
Number of employees	140,400	147,700

[1] Refer to the Supplemental information section on page 187 for definitions

Revenues 2014 by division (unconsolidated)

- Discrete Automation and Motion, **24%**
- Low Voltage Products, **18%**
- Process Automation, **18%**
- Power Products, **24%**
- Power Systems, **16%**



Operational EBITDA 2014 by division

- Discrete Automation and Motion, **31%**
- Low Voltage Products, **25%**
- Process Automation, **18%**
- Power Products, **26%**
- Power Systems, **0%**



Employees by region 2014

- Europe, **45%**
- Americas, **23%**
- Asia, **26%**
- Middle East and Africa, **6%**



Orders 2014 by region

Europe, **34%**
Americas, **29%**
Asia, **27%**
Middle East and Africa, **10%**

Free cash flow and conversion rate, $ bn and % 2012–2014


120%
100%
80%
40%
0
4 bn
3 bn
2 bn
1 bn
0 bn
94%
2.6
94%
2.6
110%
2.9
2012
2013
2014

Dividend payout (CHF per share) 2008–2014


0.8
0.6
0.4
0.2
0
0.48
0.51
0.60
0.65
0.68
0.70
0.72
2008
2009
2010
2011
2012
2013
2014*
(*proposed)

Financial highlights ←

Contents

Dear shareholders,



2014 was a demanding and difficult year, in which we had to navigate in an uncertain, volatile market environment and to overcome internal challenges in our Power Systems division. Geopolitical tensions in the Ukraine and the Middle East, a slow world economy, turbulence in energy markets and the health crisis in West Africa made 2014 a particularly challenging year for global businesses.

Our global team in ABB demonstrated in 2014 that our business of power and automation is well positioned in attractive markets with long-term prospects, and that our strategic alignment works. In the face of major external and internal challenges, we delivered on our promises to drive organic order growth through our "PIE" formula of Penetration, Innovation and Expansion, and to restore Power Systems to profitability. A major highlight of the year was the development and launch of our new strategy, "Next Level", for the 2015–2020 period. We laid the foundations for its implementation and therefore for accelerated sustainable value creation.

Strong orders and business execution

In 2014, we delivered robust growth in orders of 10 percent on a like-for-like basis to $41.5 billion. Orders were steady to higher in all regions and divisions, driven by our organic growth initiatives and continued focused investments in innovation, customer service and sales. Base orders, the backbone of our business, grew every quarter on a like-for-like basis and we finished the year with an increased order backlog (in local currencies) that will support revenues in the years ahead.

In Power Systems, we made solid progress in turning the division around by reducing its risk profile, changing the business model and setting it back on a path to long-term growth and profitability. This involved exiting engineering, procurement and construction (EPC) projects in the solar power generation sector and changing our business model in the offshore wind sector. We dealt with operational legacy issues and adjusted the focus of the division towards projects suited to our core competencies of power transmission and conversion. We delivered on our ambition of breaking even for the full year. The Power Systems division increased base orders and won significant milestone orders, e.g., two major orders worth $800 million and $400 million in Scotland and Canada respectively, for power transmission links to integrate renewable energy into the grid.

The other four divisions continued to execute their businesses successfully, generating steady comparable margins. We improved cash generation and, for the sixth consecutive year, took out more than $1 billion in costs. We again increased customer satisfaction, reflecting our continuing efforts to improve customer service. We also raised more than $1 billion in 2014 from pruning non-core businesses that had no substantial synergies with the rest of the portfolio.

To you, our shareholders, we returned more than $2.8 billion through share repurchases and the annual dividend. For the sixth consecutive year, we are proposing a dividend increase at our 2015 annual general meeting (AGM), honoring our dividend policy and in line with our commitment to long-term sustainable value creation.

Investing in growth

This year again we took important steps towards future growth. We unveiled groundbreaking new technologies, expanded our global presence with new manufacturing facilities and sales and service capabilities in high-growth markets, and forged partnerships with other leading global companies to increase value for our customers and enhance growth momentum as part of our new strategy.

On the innovation side, we launched the world's most powerful submersible power transmission cable system. Our new 525-kilovolt extruded high-voltage direct current (HVDC) cable doubles power flow and extends range, enabling greater integration of distant renewable energy sources into the grid and improving inter-grid connections. Another groundbreaking innovation is our "YuMi" robot (pictured on the cover), a new dual-armed industrial robot that uses innovative force-sensing technology to work safely alongside humans for small-parts assembly. In April, we will have the official launch of YuMi at the Hanover fair, one of the world's most important industrial trade shows.

We announced a $300-million research and development and production hub in China for power and low-voltage products. We also extended our network of sales and service operations in China, targeting faster-growing cities in the country's interior. In Brazil, we opened a production site as part of a $200-million expansion plan to further extend our offering of locally produced products.

Finally, we made good progress in establishing partnerships with other leading global companies. Our most recent significant agreement is aimed at supplying – together with Hitachi in Japan – our leading HVDC systems to develop the country's high-voltage power transmission network. Other important partnerships are with the Chinese technology group BYD on energy storage and electric mobility; and with Philips on building automation.

Next Level: laying the foundations for the future

In 2014, ABB laid the foundations to take the company to the next level, with a new strategy aimed at accelerating sustainable value creation. Our Next Level strategy is designed to make

"We unveiled groundbreaking new technologies, expanded our global presence and forged partnerships with other leading global companies."

ABB more agile, to succeed in an uncertain world by strengthening our customer focus and building on our strong position in attractive markets. We are driving a fundamental shift in our performance culture. We have already taken decisive action on performance management, appointed the company's top 1,000 leaders and strengthened the link between performance and compensation.

With the building blocks of our three focus areas – profitable growth, relentless execution and business-led collaboration (see pages 6–11) – firmly in place, we are well positioned to capture opportunities in our markets, which we estimate will grow from about $600 billion in 2014 to $750 billion in 2020. Our Next Level strategy provides clear and actionable steps for moving forward.

On profitable growth, our focus is to shift the company's center of gravity towards greater competitiveness, higher organic growth and lower risk. We intend to drive organic growth through our "PIE" formula, further increase competitiveness in technology, service and software, and reduce intrinsic business risks, for example, by aligning business models more closely with ABB's core competencies. Organic growth will be complemented by incremental strategic acquisitions and partnerships, such as those launched in 2014 with Philips, BYD and Hitachi.

On the execution side, we are taking processes for improvement that are already successful in areas such as customer satisfaction and supply chain management, and making them more widely applicable in a leading operating model that covers the entire value chain of our business. We will maintain the momentum on customer satisfaction and cost while, for example, driving forward white-collar productivity and capital efficiency to free up more resources for growth.

A key ambition of our Next Level strategy is to become more agile and responsive by increasing the focus on our markets and customers, and simplifying how the organization works. To achieve this, we streamlined our regional organization – reducing the number of regions from eight to three and taking out one organizational layer – and placed regional management on the Executive Committee to bring us all even closer to the market. At the same time, roles and responsibilities were clarified – including giving global business lines undiluted responsibility for their businesses – and processes put in place to strengthen cross-business collaboration.

As of January 2015, the Next Level strategic direction and targets had been defined, broken down to the individual businesses and widely communicated and accepted. Our new organization is in place and we have instituted a "1,000-day" program office which is the primary vehicle for driving and coordinating large change initiatives across the company. Our Next Level strategic objectives and targets have been explicitly linked to a new performance management and compensation model.

We have set ourselves ambitious targets. The Next Level strategy is targeting operational earnings per share (EPS) at a 10–15 percent compound annual growth rate (CAGR) and aims to deliver attractive cash return on invested capital (CROI) in the mid-teens over the period 2015–2020. Revenue targets are on average 4–7 percent per year on a like-for-like basis over six years, faster than forecasted GDP and market growth. Over the same time period, we plan to steadily increase profitability, measured in operational EBITA, within a bandwidth of 11–16 percent while targeting an average free cash flow conversion rate above 90 percent. The new financial targets took effect on January 1, 2015. The margin target for Power Systems will be in effect as of January 1, 2016, after concluding the "step change" turnaround program.

Outlook

Looking ahead, 2015 marks a new era for ABB. The Board of Directors has unanimously nominated Peter Voser, former CEO of Royal Dutch Shell, as its new Chairman to succeed Hubertus von Grünberg, who will be stepping down at the next AGM in April after eight years in the role. A Swiss citizen, Peter Voser has intimate knowledge of ABB, having been CFO between 2002 and 2004 and a key leader behind the successful turnaround and repositioning of the company for long-term profitable growth. Peter Voser also brings a wealth of experience as a Board member of publicly listed companies such as Roche, IBM, UBS (until 2010) and Aegon (until 2006). His nomination as chairman of the Board will be voted on at the next AGM, together with that of David Constable, President and CEO of Sasol Limited, as a new Board member. Michael Treschow will be stepping down from the Board after 12 years of service.

> "Key opportunities include the big shift in the electricity value chain, industrial productivity improvements and the 'internet of things, services and people'."

In 2015, the world will remain an uncertain and volatile place. We are prepared for more volatility on financial markets and for continued political and economic uncertainty. The fall in the oil price will affect our business by influencing customer and capital spending along the oil-and-gas value chain, but also offering opportunities in spending decisions by government and many other ABB customer segments. The recent changes in currency valuations found us well prepared – over the past several years we have worked hard to increase the resilience of our Swiss and global operations.

Our Next Level strategy is well suited to drive our business momentum in the challenging environment in which we are operating. It will reinforce our position as a leading global provider of power and automation technologies, and drive growth in our main customer segments. Key opportunities include the big shift in the electricity value chain; industrial productivity improvements, where our strong and growing robotics capability is a key differentiator; the "internet of things, services and people"; as well as rapid urbanization and the need for energy efficiency in transport and infrastructure (see pages 13–19). ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength. Next Level transforms us into a more agile, market-focused, simplified organization, better able to meet and master the challenges ahead.

Looking back on a difficult year, in which we addressed legacy issues, laid the foundation for a successful future and achieved a great deal, it remains only for us to thank our employees for their commitment, hard work and dedication, and to thank you, our shareholders, for your continuing trust and support. In 2015, we will drive momentum and execution across our business to make ABB stronger, better and more successful than ever – together.

Hubertus von Grünberg
Chairman

Ulrich Spiesshofer
CEO

March 5, 2015



ABB is present across the entire power value chain: its technologies convert primary energy into electricity, and transport that power from the point of conversion to the point of consumption.

Next Level strategy

Shaping a global leader in power and automation

In 2014, ABB laid the foundations to take the company to the next level, with a new strategy aimed at accelerating sustainable value creation to deliver attractive shareholder returns. The Next Level strategy is designed to build on ABB's strong position in attractive markets.

As a global leader in power and automation, ABB serves utilities, industry, and transport and infrastructure customers in a market worth more than $600 billion per year. From 2015 to 2020, that market is expected to grow by roughly $150 billion, implying growth rates above global GDP.

To provide us with a systematic and robust approach for value creation, enhanced earnings per share (EPS) and cash return on invested capital (CROI), ABB defined three focus areas: profitable growth, relentless execution and business-led collaboration (see pages 8–11).

ABB's Next Level targets are to grow operational EPS at a 10–15 percent compound annual growth rate and deliver CROI in the mid-teens over the period 2015–2020.



ABB is one of the world's largest makers of solar inverters since our acquisition of Power-One in 2013. We provide a comprehensive portfolio of products, systems and solutions along the solar PV value chain that enables the generation, transmission and distribution of solar power.

Profitable growth

To achieve the next level, ABB is targeting profitable growth by shifting its center of gravity – through strengthening competitiveness, driving organic growth and lowering risk – and through incremental acquisitions and partnerships.

Strengthening competitiveness

We are further enhancing our strong competitive position by expanding our customer value proposition with new engineering and consulting services and advanced software-based services.

As a technology pioneer and leading provider of software for industrial products and processes – the majority of our offerings are software related and we employ 2,600 software developers – ABB is well positioned to make software an even more important differentiator. In embedded software such as drives, for instance, we are enhancing the intelligence of products and increasing their value to improve ease of installation and integration, and enable condition monitoring. In automation system software, we continue to expand functionality, for example, with mobile interfaces and security, while maintaining our architecture leadership. And in application software, we are helping our customers in the planning, design and in the optimization of their operations through focused expansion of value-adding applications.

Our offerings are also addressing the big shift in the electrical value chain – for instance, with more efficient, long-distance power transmission and micro-grids – and we are innovating to help our customers derive the benefits of the "internet of things, services and people" (see page 18).

Driving organic growth momentum

ABB's strong global presence means we are well positioned to access high-growth segments. Examples in the utility sector include asset upgrades and retrofits, digital substations and solar and micro-grids; in industry, growth opportunities exist, for instance, in the further development of oil and gas, mining, new robotics applications such as electronics, and food and beverage packaging. In transport and infrastructure, promising areas include data-center electrification, rail retrofits and electric-vehicle charging.

ABB's global growth opportunities across our businesses have been identified using the "heat map" approach, which gives us visibility on our position in all key markets and segments. We have clear action plans in place to operationalize growth. A key driver of profitable growth is our PIE concept, centered on Penetration, Innovation and Expansion, which was launched in 2014. With PIE, we are driving growth momentum



by selling more of our existing offering to accessible customers (penetration), developing new offerings and value propositions with focused resource allocation (innovation), and expanding into additional, high-growth segments.

Lowering risk

Alongside our focus on organic growth, we are taking decisive steps to reduce intrinsic business risk by identifying relevant risks and implementing targeted risk mitigation; for instance, by standardizing approaches to reduce risks in specific areas. In doing so, we will deliver lower volatility, higher predictability and higher margins.

Incremental acquisitions and partnerships

We will complement our strong focus on organic growth by targeting incremental acquisitions that contribute value in line with the new strategy. We will also explore partnerships with other leading global companies along the lines of those with the Chinese technology group BYD on energy storage and electric mobility, with Philips on building automation, and our new joint venture with Hitachi in Japan to develop the country's high-voltage power transmission network. Going forward, these partnerships will help us enhance growth momentum.



Sixty years ago, ABB pioneered high-voltage direct current (HVDC) transmission, an essential technology in the efficient transportation of large amounts of power over long distances with minimal losses. HVDC technology is ideal for linking offshore installations, such as wind farms or oil and gas platforms, to mainland grids.



Relentless execution

Our second focus area, relentless execution, is one in which ABB has an impressive track record. Our customer satisfaction ratings have improved year after year and we compare favorably with our competitors. On cost reduction, we have consistently been taking out $1 billion-plus in costs annually.

We are now taking those successful improvement processes and making them more widely applicable in a leading operating model that covers the entire value chain of our business. We will maintain the momentum on customer satisfaction and cost, for example, while driving forward white-collar productivity and capital efficiency to free up more resources for growth. To ensure we meet our targets, we have implemented a relentless execution dashboard linked to performance and compensation and are seeing positive results.

In our Power Systems division, we have ring-fenced the risks, changed the business model and are breaking even once again.

To drive change in a focused way, we have initiated 1,000-day programs that focus on high-impact, strategic ABB-wide priorities.

To strengthen the existing alignment among strategy, performance management and compensation, we have introduced a balanced scorecard with robust targets. Progress will be closely tracked through Group-wide program management, which includes dashboards of milestones and actions, and key financial and operational metrics.



Business-led collaboration

Our third focus area is aimed at simplifying how we work together and at achieving a more streamlined, market-focused organization.

We have introduced undiluted and clear business-line responsibility as the core of ABB, along with strengthened cross-business customer collaboration, and simple and fast internal processes. One key change has been to reduce the number of regions from eight to three: Americas, Europe and Asia, Middle East and Africa (AMEA).

With this new structure and our clear focus on execution, we have the means to accelerate sustainable value creation now and in the future.


ABB technologies contribute to the development of a cleaner, more reliable and efficient power supply. Our high-voltage transmission systems help transport power and connect transmission grids over land, underground and even under the sea.

Well positioned in attractive markets

ABB is a leading provider of power and automation technologies for power utilities, industrial enterprises, and transport and infrastructure customers. They are attractive sectors – the market served by ABB is forecast to grow from about $600 billion in 2014 to $750 billion in 2020.

Utilities

ABB serves utilities and industrial and commercial customers with products, systems and services for the generation, transmission and distribution of electricity. Turnkey solutions include power plant electrics and automation, bulk power transmission, substations and network management.

The product offering across voltage levels includes circuit breakers, switchgear, capacitors, instrument transformers, power, distribution and traction transformers, and a complete range of medium-voltage products. With a 130-year heritage of technology and innovation and a presence in more than 100 countries, ABB continues to shape the grid of the future, by facilitating power capacity, enhancing reliability, improving energy efficiency and lowering environmental impact.

Power generation

ABB provides integrated power and automation solutions for all types of power generation plants, including coal, gas, combined-cycle, nuclear, waste-to-energy and a range of renewables including solar, wind and biomass. ABB technologies help optimize performance, improve reliability, enhance efficiency and minimize emissions throughout the plant life cycle.

Power transmission

ABB's comprehensive offering includes both AC and DC products, systems and services, which help customers maximize efficiency, reduce transmission losses, and improve grid reliability. Sixty years ago, ABB pioneered high-voltage direct current (HVDC) transmission, an essential technology in the efficient transportation of large amounts of power over long distances with minimal losses. Our high-voltage technologies, such as switchgear and transformers up to 1,200 kilovolts (kV), help transport power and connect transmission grids over land, underground and even under the sea.

In 2014, ABB launched the world's most powerful submersible power transmission cable system, a 525-kV extruded HVDC cable that doubles power flow and extends range significantly, enabling greater integration of distant renewable energy sources into the grid and improving grid interconnections. ABB's substation offering includes flexible alternating current transmission systems (FACTS) technologies that help improve power quality and can significantly increase the capacity of existing AC transmission systems – by as much as 50 percent. FACTS solutions can also be used for the safe integration of intermittent power sources, such as wind and solar, into the grid.

Power distribution

ABB's distribution offering includes a complete range of medium-voltage products as well as network management and utility communications solutions to monitor, control, operate and protect power systems. These solutions are designed to manage power networks intelligently, ensure the reliability of electricity supplies and enable real time management of transmission grids and distribution networks. The portfolio also includes supervisory control and data acquisition (SCADA) systems, and enterprise software solutions that facilitate the convergence of operational and information technologies.

Industry

ABB technologies are key enablers of industrial productivity, increasing the output, quality, variety and affordability of goods, and helping to raise living standards around the world. They power manufacturing and processing plants, monitor and manage the processes to maximize efficiency, ensure people, process and product safety, and drive key equipment.

Energy efficiency and productivity are the hallmarks of ABB's offerings for industry. Our energy efficient products, systems and services reduce consumption and therefore electricity bills and carbon emissions, while our automation systems increase productivity, quality and efficiency, and keep workplaces safe.

Productivity

Thanks to its long history of developing automation solutions for industry, ABB is today the global leader in distributed control systems, with more than 20 percent market share*. Our systems measure, analyze, diagnose, and provide full control of industrial plants in industries from chemicals, pulp and paper, mining, minerals processing (e.g., cement making), to pharmaceuticals and food and beverage.

Energy efficient

Complementing our portfolio of control systems are our energy efficient motors and drives, where we are also global market leader. Last year, our installed base of drives saved about 445 terawatt hours (TWh) in electricity, equivalent to the annual power consumption of 110 million European households. Only a small proportion of the world's electric motors, which account for about 70 percent of industrial electricity consumption, are able to efficiently adjust their power use to match the required demand. This leaves significant room for continued market expansion, which is further supported by increasing minimum energy performance standards in many countries and industries.

Redefining robotics

As the company that pioneered the world's first electrically powered industrial robot in 1974, ABB supplies robots for industries as diverse as automotive, packaging and palletizing, and consumer electronics. Now we are again redefining robotics with YuMi, an innovative dual-arm collaborative robot. YuMi is designed for a new era of automation; for example, in small parts assembly, where people and robots safely work alongside each other on the same tasks.

Service

Tying together ABB's portfolio of automated systems is our comprehensive range of service offerings. Our life-cycle services ensure the health, reliability and continual evolution of installed equipment, while our experts can be called on to help customers reduce energy consumption and improve process efficiency and reliability. ABB also offers a host of remote monitoring and predictive maintenance services that can alert and dispatch service experts to resolve potential issues before a shutdown occurs.

** According to leading technology research and advisory firm ARC Advisory Group*



ABB provides systems and solutions for the automation and electrification of industrial processes across industries as diverse as oil and gas (pictured), pulp and paper, metals, minerals and mining, chemical and marine.



ABB's industrial motors drive key equipment, and frequency converters deliver precise and dependable motor control while helping to reduce energy consumption.



ABB automation systems increase productivity, improve energy efficiency and keep workplaces safe. Our PLC (programmable logic control) systems reduce production costs with better scheduling, execution and management of industrial processes, and improve customer service and product quality.


ABB's building automation systems allow full control of electrical systems, from blinds and lighting to heating, ventilation and air conditioning. When combined with ABB's efficient motors and drives, energy savings can be dramatic.

Transport and infrastructure

Alongside its offerings for utilities and industry, ABB plays an important role in providing technology for sustainable marine, rail and vehicle transport, and in powering the world's cities and improving the urban environment.

Our expertise in power and automation has given us the edge when it comes to providing clean and reliable power solutions for transport networks and infrastructure.

Emission-free transport

ABB's electric traction systems for trains and high-speed locomotives support the construction of clean, safe railway networks, linking urban centers and districts. Our wayside energy management systems can reduce overall power consumption by 10–30 percent through recuperating energy normally lost when a train brakes.

As the market and technology leader in electric-vehicle charging, we provide fast-charging infrastructure for electric vehicles and battery-powered buses, cutting carbon emissions and providing real alternatives to gasoline-powered cars.

Power and propulsion systems for ships

ABB technologies extend to electrical power and propulsion systems for ships, dramatically reducing marine emissions, while our turbochargers improve gas and diesel engine performance while lowering fuel consumption and nitrogen oxide (NOx) emissions. We also supply fast, cost-effective crane systems for loading and unloading vessels in port.

Intelligent building systems

In buildings, which account for about 40 percent of total energy consumption, ABB's intelligent automation systems enable control of all electrical systems, including blinds, lighting, heating, air conditioning and ventilation, helping cut power consumption and reduce energy bills. Installing systems powered by ABB's energy efficient motors and drives (see page 14) can further cut power consumption by half, and in extreme cases by up to 90 percent.

Power supply

Our compact substations are designed to fit into built-up areas and can easily be installed underground, and their automated control systems mean they can be remotely monitored and left to run themselves. ABB's power equipment ensures the safe, efficient and reliable distribution of electricity throughout cities and large buildings.



ABB has a long history of providing innovative and energy-efficient technologies to the rail sector, both for rail infrastructure and rolling stock.



ABB also provides life-cycle service support including maintenance and retrofits for its large, global installed base.

Big shifts in power and automation

ABB's future business prospects are promising, thanks to big shifts taking place in the electricity value chain and industrial automation. The rise of the emerging economies is also a tremendous opportunity; in Africa and India alone, nearly one billion people are waiting for access to electricity.

The shifting electricity value chain

The electricity supply is undergoing seismic changes, as the power-generation mix shifts towards renewables and more feed-in nodes increase the complexity of the grid. By 2035, renewables are expected to account for 40 percent of new power generation, meaning electricity will have to be transported over longer distances and at higher voltages, an excellent opportunity for ABB, which is a world leader in high-voltage direct current transmission (see page 13).

Renewables are also making stand-alone grids possible for remote, off-grid communities. Currently, these must be equipped with back-up (diesel) generators to cope with intermittent supply, but innovations in power storage technology, another key focus of ABB, promise to dramatically expand the application of these micro-grids.

A new era in industrial automation

Thanks to the internet, the world is on the cusp of a new revolution in digital technology. Developments in communications technology, processing power and new sensors are allowing us to collect and process more information than ever before. This is already making it possible for ABB to remotely control offshore oil and gas platforms – meaning human operators no longer have to spend long periods out at sea – and to direct service operations for thousands of robots around the world from a single location.

The next step will be the optimization of industry: from a central control center and using algorithmic reasoning, we will be able to help our customers get more out of their devices and maximize the performance of their plants and machinery. With our mastery of big data, human-friendly robots and remote servicing, a new era in industrial automation is just around the corner.

High-growth markets

In terms of markets, ABB is very well positioned in emerging economies, which are expected to account for two-thirds of global GDP growth in the next five years. With our broad geographical footprint and highly diverse workforce, we are embedded in or close to the most promising growth markets; combined, Asia, the Middle East and Africa already account for a larger share of our revenues than either Europe or the Americas.



As the company that pioneered the world's first electrically powered industrial robot in 1974, ABB supplies robots for industries as diverse as automotive, packaging and palletizing, and consumer electronics.



ABB drives are used in industries of all kinds, from cement to water purification (pictured) and help to boost process productivity, improve energy efficiency and cut maintenance costs.


ABB

ABB is a leading supplier of industrial robots and modular manufacturing systems, and has installed more than 250,000 robots worldwide. Our strong solutions focus helps manufacturers improve productivity, product quality and worker safety.

Business highlights

ABB stands for "Power and productivity for a better world." Here, we highlight some of our technologies and achievements that are contributing to the success of our customers, the development of society, and the minimization of environmental impact.



World's most powerful submersible power transmission cable system

ABB's 525-kilovolt extruded HVDC cable system doubles power flow and extends range, enabling greater integration of distant renewables and interconnections.



"YuMi" heralds new era of human-robot collaboration

A new, dual-armed industrial robot from ABB is designed to work alongside humans for small parts assembly, using innovative force-sensing technology to ensure safety.



Sweden's next generation of high-speed trains

In a $200-million contract with national railway operator SJ Rail, ABB will provide power conversion and control systems for a retrofit of all 36 of the operator's SJ 2000 trainsets.



Scotland's Caithness-Moray subsea power link

ABB was awarded an $800-million contract to build a major transmission link, strengthening the region's grid and enabling the integration of new sources of renewable energy.



Technology that safeguards the world's cultural treasures

Russia's Hermitage and the new Grand Egyptian Museum are using ABB systems to ensure a proper environment for some of the world's most famous works of art.



Partnering to develop new energy storage solutions

ABB has formed an alliance with BYD, the Chinese maker of rechargeable batteries, to collaborate on energy storage challenges, including charging stations for electric cars.



Automating the world's largest iron ore mine

Brazil's Vale has hired ABB to install an extensive power system and conveyor-belt motors at the Carajás Mine to implement truck-free transportation of ore at the site.



Controlling the home at the touch of a button

ABB's free@home® system provides full control of all electrical systems, from blinds to lighting, heating, air-conditioning and door communication via a switch, smartphone or tablet.



An environmentally friendly switchgear insulation gas

A new gas mixture developed by ABB can replace sulfur hexafluoride in high-voltage switchgear, significantly reducing greenhouse gas emissions.



Shell selects ABB as global supplier

Under a new five-year contract, ABB is serving as the oil and gas company's global supplier of low-voltage switchgear, motor control centers and related services.



Hitachi partnership to develop HVDC solutions in Japan

With Japan strengthening its energy grid and increasing its use of renewables, ABB and Hitachi have formed a joint venture to provide HVDC solutions.



Cruise ships maintained under long-term agreement

Royal Caribbean signed a 15-year service agreement with ABB, covering the maintenance of ABB's Azipod propulsion systems on six cruise ships, including the world's largest.



Working with Volvo to build better electric buses

ABB and Volvo, the world's leading bus manufacturer, have entered a global partnership to develop standardized fast-charging systems for electric and hybrid buses.



Microgrid solution for Spanish island

ABB's PowerStore system is employed on the Canary Island of La Gomera, where load fluctuations and variable supply from renewables have posed ongoing challenges.


Canada
Newfoundland
Bottom Brook
Woodbine
Nova Scotia

Building the Maritime Link in Canada

In a $400-million order, ABB is building an HVDC link across the Cabot Strait, connecting Newfoundland and its supply of renewable energy to the mainland grid for the first time.

As of January 1, 2015

Executive Committee

From left to right

Peter Terwiesch Process Automation division
Diane de Saint Victor General Counsel
Greg Scheu Americas region
Bernhard Jucker Power Products division
Frank Duggan Asia, Middle East and Africa (AMEA) region
Tarak Mehta Low Voltage Products division

Ulrich Spiesshofer Chief Executive Officer
Eric Elzvik Chief Financial Officer
Pekka Tiitinen Discrete Automation and Motion division
Claudio Facchin Power Systems division
Jean-Christophe Deslarzes Chief Human Resources Officer
Veli-Matti Reinikkala Europe region



As of January 1, 2015

Regional and country managers

AMERICAS Greg Scheu
Argentina Christian Newton
Bolivia Christian Newton
Brazil Rafael Paniagua
Canada Daniel Assandri
Central America & Caribbean Blas Gonzalez
Chile Marcelo Schumacker
Colombia Ramon Monras
Ecuador Ramon Monras
Mexico Pierre Comptdaer
Peru Vicente Magana
United States (including US Virgin Islands) Greg Scheu
Uruguay Christian Newton
Venezuela Ramon Monras

EUROPE Veli-Matti Reinikkala
Austria Franz Chalupecky
Belgium Alfons Goos
Bulgaria Ekkehard Neureither
Croatia Steffen Drausnigg
Czech Republic Hannu Kasi
Denmark Claus Madsen
Estonia Bo Henriksson
Finland Tauno Heinola
France Ian Funnell (ad interim)
Germany Hans-Georg Krabbe
Greece Apostolos Petropoulos
Hungary Tanja Vainio
Ireland Tom O'Reilly
Israel Ronen Aharon
Italy Mario Corsi
Kazakhstan Artur Czerniejewski
Latvia Bo Henriksson
Lithuania Bo Henriksson
Luxembourg Alfons Goos
Moldova Tomasz Wolanowski
Netherlands Alfons Goos
Norway Steffen Waal
Poland Pawel Lojszczyk
Portugal Miguel Pernes
Romania Tomasz Wolanowski
Russian Federation Anatoliy Popov
Serbia Steffen Drausnigg
Slovakia Marcel van der Hoek
Slovenia Franz Chalupecky
Spain Carlos Marcos
Sweden Johan Soderstrom
Switzerland Remo Luetolf
Turkey Sami Sevinc
Ukraine Dmytro Zhdanov
United Kingdom Ian Funnell

AMEA Frank Duggan
Algeria Tarek Elgani
Angola Antonio D'Oliveira
Australia Axel Kuhr
Bahrain Khaled Qudsi
Bangladesh Joy-Rajarshi Banerjee
Botswana Gift Nkwe
Cameroon Pierre Njigui
Central Africa Naji Jreijiri
China Chunyuan Gu
Congo Thryphon Mungono
Côte d'Ivoire Magloire Elogne
Egypt Naji Jreijiri
Ghana Hesham Tehemer
India Bazmi Husain
Indonesia Richard Ledgard
Japan Tony Zeitoun
Jordan Loay Dajani
Kenya Samuel Chiira
Korea Min-Kyu Choi
Kuwait Maroun Zakhour
Laos Chaiyot Piyawannarat
Lebanon Naji Jreijiri
Madagascar Ajay Vij
Malaysia Jukka Poutanen
Mauritius Ajay Vij
Morocco Khaled Torbey
Mozambique Paulo David
Myanmar Chaiyot Piyawannarat
Namibia Hagen Seiler
New Caledonia Axel Kuhr
New Zealand Ewan Morris
Nigeria Talal ElAssaad
Oman Brian Hull
Pakistan Najeeb Ahmad
Papua New Guinea Axel Kuhr
Philippines John Fyfe
Qatar Mostafa Al Guezeri
Saudi Arabia Mohammed Masri
Singapore Johan DeVilliers
Southern Africa Leon Viljoen
Sri Lanka Dusyantha Rupasinha
Taiwan Kayee Ding
Tanzania Michael Otonya
Thailand Chaiyot Piyawannarat
Tunisia Khaled Torbey
United Arab Emirates Carlos Pone
Vietnam Axel Kalt
Zambia Russell Harawa
Zimbabwe Charles Shamu



Corporate governance report

Contents

1. Principles

1.1 General principles

ABB is committed to the highest international standards of corporate governance, and supports the general principles as set forth in the Swiss Code of Best Practice for Corporate Governance, as well as those of the capital markets where its shares are listed and traded.

In addition to the provisions of the Swiss Code of Obligations, ABB's key principles and rules on corporate governance are laid down in ABB's Articles of Incorporation, the ABB Ltd Board Regulations & Corporate Governance Guidelines (which includes the regulations of ABB's Board committees and the ABB Ltd Related Party Transaction Policy), and the ABB Code of Conduct and the Addendum to the ABB Code of Conduct for Members of the Board of Directors and the Executive Committee (EC). It is the duty of ABB's Board of Directors (the Board) to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices, as well as to ensure compliance with applicable laws and regulations.

This section of the Annual Report is based on the Directive on Information Relating to Corporate Governance published by the SIX Swiss Exchange. Where an item listed in the directive is not addressed in this report, it is either inapplicable to or immaterial for ABB.

According to the New York Stock Exchange's corporate governance standards (the Standards), ABB is required to disclose significant ways in which its corporate governance practices differ from the Standards. ABB has reviewed the Standards and concluded that its corporate governance practices are generally consistent with the Standards, with the following significant exceptions:

- Swiss law requires that the external auditors be elected by the shareholders at the Annual General Meeting rather than by the audit committee or the board of directors.
- The Standards require that all equity compensation plans and material revisions thereto be approved by the shareholders. Consistent with Swiss law such matters are decided by our Board. However, the shareholders decide about the creation of new share capital that can be used in connection with equity compensation plans.
- Swiss law requires that the members of the compensation committee are elected by the shareholders rather than appointed by our Board.
- Swiss law requires shareholders to approve Board compensation and Executive Committee compensation.

1.2 Duties of directors and officers

The directors and officers of a Swiss corporation are bound, as specified in the Swiss Code of Obligations, to perform their duties with all due care, to safeguard the interests of the corporation in good faith and to extend equal treatment to shareholders in like circumstances.

The Swiss Code of Obligations does not specify what standard of due care is required of the directors of a corporate board. However, it is generally held by Swiss legal scholars and jurisprudence that the directors must have the requisite capability and skill to fulfill their function, and must devote the necessary time to the discharge of their duties. Moreover, the directors must exercise all due care that a prudent and diligent director would have taken in like circumstances. Finally, the directors are required to take actions in the best interests of the corporation and may not take any actions that may be harmful to the corporation.

Exercise of powers

Directors, as well as other persons authorized to act on behalf of a Swiss corporation, may perform all legal acts on behalf of the corporation which the business purpose, as set forth in the articles of incorporation of the corporation, may entail. Pursuant to court practice, such directors and officers can take any action that is not explicitly excluded by the business purpose of the corporation. In so doing, however, the directors and officers must still pursue the duty of due care and the duty of loyalty described above and must extend equal treatment to the corporation's shareholders in like circumstances. ABB's Articles of Incorporation do not contain provisions concerning a director's power, in the absence of an independent quorum, to vote on the compensation to each director; however, the maximum aggregate compensation of the directors for each term of office is subject to shareholder approval.

Conflicts of interest

Swiss law does not have a general provision on conflicts of interest and our Articles of Incorporation do not limit our directors' power to vote on a proposal, arrangement or contract in which the director or officer is materially interested. However, the Swiss Code of Obligations requires directors and officers to safeguard the interests of the corporation and, in this connection, imposes a duty of care and loyalty on directors and officers. This rule is generally understood and so recommended by the Swiss Code of Best Practice for Corporate Governance as disqualifying directors and officers from participating in decisions, other than in the shareholders' meeting, that directly affect them.

Confidentiality
Confidential information obtained by directors and officers of a Swiss corporation acting in such capacity must be kept confidential during and after their term of office.

Sanctions
If directors and officers transact business on behalf of the corporation with bona fide third parties in violation of their statutory duties, the transaction is nevertheless valid, as long as it is not explicitly excluded by the corporation's business purpose as set forth in its articles of incorporation. Directors and officers acting in violation of their statutory duties – whether transacting business with bona fide third parties or performing any other acts on behalf of the company – may, however, become liable to the corporation, its shareholders and its creditors for damages. The liability is joint and several, but the courts may apportion the liability among the directors and officers in accordance with their degree of culpability.

In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person(s) associated therewith, other than at arm's length, must be repaid to the company if the shareholder or director or any person associated therewith was acting in bad faith.

If the board of directors has lawfully delegated the power to carry out day-to-day management to a different corporate body, e.g., the executive committee, it is not liable for the acts of the members of that different corporate body. Instead, the directors can be held liable only for their failure to properly select, instruct and supervise the members of that different corporate body.

2. Group structure and shareholders

2.1 Group structure

ABB Ltd, Switzerland, is the ultimate parent company of the ABB Group, which at December 31, 2014, principally comprised approximately 350 consolidated operating and holding subsidiaries worldwide. ABB Ltd's shares are listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (where its shares are traded in the form of American depositary shares (ADS) – each ADS representing one registered ABB share). On December 31, 2014, ABB Ltd had a market capitalization of CHF 48 billion.

The only consolidated subsidiary in the ABB Group with listed shares is ABB India Limited, Bangalore, India, which is listed on the BSE Ltd. (Bombay Stock Exchange) and the National Stock Exchange of India. On December 31, 2014, ABB Ltd, Switzerland, directly or indirectly owned 75 percent of ABB India Limited, Bangalore, India, which at that time had a market capitalization of INR 273 billion.

Stock exchange listings (At December 31, 2014)

Stock exchange	Security	Ticker symbol	ISIN code
SIX Swiss Exchange	ABB Ltd, Zurich, share	ABBN	CH0012221716
SIX Swiss Exchange	ABB Ltd, Zurich, share buyback (second trading line)	ABBNE	CH0253301128
NASDAQ OMX Stockholm Exchange	ABB Ltd, Zurich, share	ABB	CH0012221716
New York Stock Exchange	ABB Ltd, Zurich, ADS	ABB	US0003752047
BSE Ltd. (Bombay Stock Exchange)	ABB India Limited, Bangalore, share	ABB*	INE117A01022
National Stock Exchange of India	ABB India Limited, Bangalore, share	ABB	INE117A01022

* also called Scrip ID

The following table sets forth, as of December 31, 2014, the name, place of incorporation, ownership interest and share capital of the significant direct and indirect subsidiaries of ABB Ltd, Switzerland:

ABB Ltd's significant subsidiaries

Company name/location	Country	ABB interest %	Share capital in thousands	Currency
ABB S.A., Buenos Aires	Argentina	100.00	278,860	ARS
ABB Australia Pty Limited, Moorebank, NSW	Australia	100.00	131,218	AUD
ABB AG, Vienna	Austria	100.00	15,000	EUR
ABB N.V., Zaventem	Belgium	100.00	13,290	EUR
ABB Ltda., Osasco	Brazil	100.00	590,314	BRL
ABB Bulgaria EOOD, Sofia	Bulgaria	100.00	65,110	BGN
ABB Inc., Saint-Laurent, Quebec	Canada	100.00	– (1)	CAD
Thomas & Betts Limited, Saint-Jean-sur-Richelieu, Quebec	Canada	100.00	– (1)	CAD
ABB (China) Ltd., Beijing	China	100.00	310,000	USD
ABB Ltda., Bogotá	Colombia	100.00	486,440	COP
ABB Ltd., Zagreb	Croatia	100.00	2,730	HRK
ABB s.r.o., Prague	Czech Republic	100.00	400,000	CZK
ABB A/S, Skovlunde	Denmark	100.00	100,000	DKK
ABB Ecuador S.A., Quito	Ecuador	96.87	325	USD
Asea Brown Boveri S.A.E., Cairo	Egypt	100.00	116,000	USD
ABB AS, Jüri	Estonia	100.00	1,663	EUR
ABB Oy, Helsinki	Finland	100.00	10,003	EUR
ABB S.A., Cergy Pontoise	France	100.00	45,921	EUR
ABB AG, Mannheim	Germany	100.00	167,500	EUR
ABB Automation GmbH, Mannheim	Germany	100.00	15,000	EUR
ABB Automation Products GmbH, Ladenburg	Germany	100.00	10,620	EUR
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	Germany	100.00	61,355	EUR
ABB Stotz-Kontakt GmbH, Heidelberg	Germany	100.00	7,500	EUR
Busch-Jaeger Elektro GmbH, Lüdenscheid	Germany	100.00	1,535	EUR
Asea Brown Boveri S.A., Metamorphossis Attica	Greece	100.00	1,721	EUR
ABB (Hong Kong) Ltd., Hong Kong	Hong Kong	100.00	20,000	HKD
ABB Engineering Trading and Service Ltd., Budapest	Hungary	100.00	444,090	HUF
ABB India Limited, Bangalore	India	75.00	423,817	INR
ABB Limited, Dublin	Ireland	100.00	635	EUR
ABB Technologies Ltd., Haifa	Israel	99.99	420	ILS
ABB S.p.A., Milan	Italy	100.00	107,000	EUR
Power-One Italy S.p.A., Terranuova Bracciolini	Italy	100.00	22,000	EUR
ABB K.K., Tokyo	Japan	100.00	1,000,000	JPY
ABB Ltd., Seoul	Korea, Republic of	100.00	18,670,000	KRW
ABB Holdings Sdn. Bhd., Subang Jaya	Malaysia	100.00	4,490	MYR
Asea Brown Boveri S.A. de C.V., San Luis Potosi SLP	Mexico	100.00	667,686	MXN
ABB B.V., Rotterdam	Netherlands	100.00	9,200	EUR
ABB Capital B.V., Rotterdam	Netherlands	100.00	9,080	EUR
ABB Finance B.V., Rotterdam	Netherlands	100.00	20	EUR
ABB Holdings B.V., Rotterdam	Netherlands	100.00	119	EUR
ABB Investments B.V., Rotterdam	Netherlands	100.00	100	EUR
ABB Limited, Auckland	New Zealand	100.00	34,000	NZD
ABB Holding AS, Billingstad	Norway	100.00	240,000	NOK
ABB S.A., Lima	Peru	98.18	29,116	PEN
ABB, Inc., Paranaque, Metro Manila	Philippines	100.00	123,180	PHP

ABB Ltd's significant subsidiaries, continued

Company name/location	Country	ABB interest %	Share capital in thousands	Currency
ABB Sp. z o.o., Warsaw	Poland	99.92	350,656	PLN
ABB (Asea Brown Boveri), S.A., Oeiras	Portugal	100.00	4,117	EUR
ABB Ltd., Moscow	Russian Federation	100.00	5,686	RUB
ABB Contracting Company Ltd., Riyadh	Saudi Arabia	65.00	40,000	SAR
ABB Holdings Pte. Ltd., Singapore	Singapore	100.00	32,797	SGD
ABB Holdings (Pty) Ltd., Longmeadow	South Africa	100.00	4,050	ZAR
Asea Brown Boveri S.A., Madrid	Spain	100.00	33,318	EUR
ABB AB, Västerås	Sweden	100.00	400,000	SEK
ABB Norden Holding AB, Västerås	Sweden	100.00	2,344,783	SEK
ABB Asea Brown Boveri Ltd, Zurich	Switzerland	100.00	2,768,000	CHF
ABB Schweiz AG, Baden	Switzerland	100.00	55,000	CHF
ABB Technology Ltd., Zurich	Switzerland	100.00	100	CHF
ABB LIMITED, Bangkok	Thailand	100.00	1,034,000	THB
ABB Elektrik Sanayi A.S., Istanbul	Turkey	99.95	13,410	TRY
ABB Ltd., Kiev	Ukraine	100.00	85,400	UAH
ABB Industries (L.L.C.), Dubai	United Arab Emirates	49.00	5,000	AED
ABB Holdings Limited, Warrington	United Kingdom	100.00	226,014	GBP
ABB Limited, Warrington	United Kingdom	100.00	120,000	GBP
ABB Holdings Inc., Cary, NC	United States	100.00	2	USD
ABB Inc., Cary, NC	United States	100.00	1	USD
Baldor Electric Company, Fort Smith, AR	United States	100.00	–	USD
Kuhlman Electric Corporation, Crystal Springs, MS	United States	100.00	–	USD
Power-One, Inc, Delaware	United States	100.00	–	USD
Thomas & Betts Corporation, Knoxville, TN	United States	100.00	1	USD

(1) Shares without par value.

ABB's operational group structure is described in the "Financial review of ABB Group" section of this Annual Report under "Operating and financial review and prospects – Organizational structure".

2.2 Significant shareholders

Investor AB, Sweden, held 199,965,142 ABB shares as of December 31, 2014. This holding represents approximately 8.6 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. The number of shares held by Investor AB does not include shares held by Mr. Jacob Wallenberg, the chairman of Investor AB and a director of ABB, in his individual capacity.

BlackRock Inc., New York, U.S., disclosed that as per July 25, 2011, it, together with its direct and indirect subsidiaries, held 69,702,100 ABB shares. This holding represents 3.0 percent of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2014. For a full review of the disclosure report pursuant to which BlackRock reported its ABB shareholdings, please refer to the search facility of the SIX Swiss Exchange Disclosure Office at www.six-swissexchange.com/shares/companies/major_shareholders_en.html?fromDate=19980101&issuer=10881

To the best of ABB's knowledge, no other shareholder held 3 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2014.

Under ABB's Articles of Incorporation, each registered share represents one vote. Significant shareholders do not have different voting rights.

To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

3. Capital structure

3.1 Ordinary share capital

On December 31, 2014, ABB's ordinary share capital (including treasury shares) as registered with the Commercial Register amounted to CHF 2,384,185,561.92, divided into 2,314,743,264 fully paid registered shares with a par value of CHF 1.03 per share.

3.2 Changes to the ordinary share capital

There were no changes to ABB's ordinary share capital during 2014, 2013 and 2012.

3.3 Contingent share capital

At December 31, 2014, ABB's share capital may be increased by an amount not to exceed CHF 206,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments.

At December 31, 2014, ABB's share capital may be increased by an amount not to exceed CHF 10,300,000 through the issuance of up to 10,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of warrant rights granted to its shareholders. The Board may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

The pre-emptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments or the grant of warrant rights. The then current owners of conversion rights and/or warrants will be entitled to subscribe for new shares. The conditions of the conversion rights and/or warrants will be determined by the Board.

The acquisition of shares through the exercise of warrants and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation (see "Limitations on transferability of shares and nominee registration" in section 4.2 below).

In connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments, the Board is authorized to restrict or deny the advance subscription rights of shareholders if such bonds or other financial market instruments are for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, participations or new investments or an issuance on national or international capital markets. If the Board denies advance subscription rights, the convertible or warrant-bearing bonds or other financial market instruments will be issued at the relevant market conditions and the new shares will be issued pursuant to the relevant market conditions taking into account the share price and/or other comparable instruments having a market price. Conversion rights may be exercised during a maximum ten-year period, and warrants may be exercised during a maximum seven-year period, in each case from the date of the respective issuance. The advance subscription rights of the shareholders may be granted indirectly.

At December 31, 2014, ABB's share capital may be increased by an amount not to exceed CHF 96,859,964 through the issuance of up to 94,038,800 fully paid shares with a par value of CHF 1.03 per share to employees. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on a stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation (see "Limitations on transferability of shares and nominee registration" in section 4.2 below).

3.4 Authorized share capital

At December 31, 2014, ABB had an authorized share capital in the amount of up to CHF 206,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03 each, which is valid through April 29, 2015. The Board is authorized to determine the date of issue of new shares, the issue price, the type of payment, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the shareholders. The Board may permit pre-emptive rights that have not been exercised by shareholders to expire or it may place these rights and/or shares as to which preemptive rights have been granted but not exercised at market conditions or use them for other purposes in the interest of the company. Furthermore, the Board is authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are used (1) for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or in case of a share placement, for the financing or refinancing of such transactions; or (2) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges. The subscription and the acquisition of the new shares, as well as each subsequent transfer of the shares, will be subject to the restrictions of ABB's Articles of Incorporation. In addition, the Board has decided to propose to the Shareholders at the 2015 Annual General Meeting that the authorized share capital be renewed for another two years, through April 29, 2017.

3.5 Convertible bonds and options

ABB does not have any bonds outstanding that are convertible into ABB shares. For information about options on shares issued by ABB, please refer to "Note 19 Stockholders' Equity" to ABB's Consolidated Financial Statements contained in the "Financial review of the ABB Group" section of this Annual Report.

4. Shareholders' participation

4.1 Shareholders' voting rights

ABB has one class of shares and each registered share carries one vote at the general meeting. Voting rights may be exercised only after a shareholder has been registered in the share register of ABB as a shareholder with the right to vote, or with Euroclear Sweden AB (Euroclear), which maintains a subregister of the share register of ABB.

A shareholder may be represented at the Annual General Meeting by its legal representative, by another shareholder with the right to vote or an independent proxy elected by the shareholders *(unabhängiger Stimmrechtsvertreter)*. All shares held by one shareholder may be represented by one representative only.

For practical reasons shareholders must be registered in the share register no later than 6 business days before the general meeting in order to be entitled to vote. Except for the cases described under section 4.2 below, there are no voting rights restrictions limiting ABB's shareholders' rights.

4.2 Limitations on transferability of shares and nominee registration

ABB may decline a registration with voting rights if a shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights.

A person failing to expressly declare in its registration/application that it holds the shares for its own account (a nominee), will be entered in the share register with voting rights, provided that such nominee has entered into an agreement with ABB concerning its status, and further provided that the nominee is subject to recognized bank or financial market supervision. In special cases the Board may grant exemptions. There were no exemptions granted in 2014.

The limitation on the transferability of shares may be removed by an amendment of ABB's Articles of Incorporation by a shareholders' resolution requiring two-thirds of the votes represented at the meeting.

4.3 Shareholders' dividend rights

The unconsolidated statutory financial statements of ABB Ltd are prepared in accordance with Swiss law. Based on these financial statements, dividends may be paid only if ABB Ltd has sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that ABB Ltd retain at least 5 percent of its annual net profits as legal reserves until these reserves amount to at least 20 percent of ABB Ltd's share capital. Any net profits remaining in excess of those reserves are at the disposal of the shareholders' meeting.

Under Swiss law, ABB Ltd may only pay out a dividend if it has been proposed by a shareholder or the Board of Directors of ABB Ltd and approved at a general meeting of shareholders, and the auditors confirm that the dividend conforms to statutory law and ABB Ltd's Articles of Incorporation. In practice, the shareholders' meeting usually approves dividends as proposed by the Board of Directors, if the Board of Directors' proposal is confirmed by the statutory auditors as compliant with Swiss law and ABB's Articles of Incorporation.

Dividends are usually due and payable no earlier than two trading days after the shareholders' resolution and the ex-date for dividends is normally two trading days after the shareholders' resolution approving the dividend. Dividends are paid out to the holders that are registered on the record date. Euroclear administers the payment of those shares registered with it. Under Swiss law, dividends not collected within five years after the due date accrue to ABB Ltd and are allocated to its other reserves. As ABB Ltd pays cash dividends, if any, in Swiss francs (subject to the exception for certain shareholders in Sweden described below), exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion of those cash dividends by Citibank, N.A., the depositary, in accordance with the Amended and Restated Deposit Agreement dated May 7, 2001.

For shareholders who are residents of Sweden, ABB has established a dividend access facility (for up to 600,004,716 shares). With respect to any annual dividend payment for which this facility is made available, shareholders who register with Euroclear may elect to receive the dividend from ABB Norden Holding AB in Swedish krona (in an amount equivalent to the dividend paid in Swiss francs) without deduction of Swiss withholding tax. For further information on the dividend access facility, see ABB Ltd's Articles of Incorporation, a copy of which can be found at www.abb.com/about/corporate-governance

4.4 General meeting

Shareholders' resolutions at general meetings are approved with an absolute majority of the votes represented at the meeting, except for those matters described in article 704 of the Swiss Code of Obligations and for resolutions with respect to restrictions on the exercise of the right to vote and the removal of such restrictions, which all require the approval of two-thirds of the votes represented at the meeting.

At December 31, 2014, shareholders representing shares of a par value totaling at least CHF 412,000 may request items to be included in the agenda of a general meeting. Any such request must be made in writing at least 40 days prior to the date of the general meeting and specify the items and the motions of such shareholder(s).

ABB's Articles of Incorporation do not contain provisions on the convocation of the general meeting of shareholders that differ from the applicable legal provisions.

4.5 Compensation principles and "say on pay"

Compensation for the members of the Board consists of fixed compensation and for members of the EC consists of fixed and variable compensation. Compensation may be paid in the form of cash, shares or other types of benefits and for the EC also in the form of share-based instruments or units. The Board, or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise and forfeiture conditions relating to share-based instruments or units. Additional details on "ABB's General Compensation Principles" can be found in Article 33 of ABB's Articles of Incorporation and information about their implementation can be found in the Compensation report contained in this Annual Report.

Shareholders must approve the maximum aggregate amount of compensation for the Board for the following Board term and for the EC for the following financial year. If the approved compensation is not sufficient to cover new EC members or newly promoted EC members following the approval, then up to 30% of the last approved maximum aggregate EC compensation shall be available for payment as a supplementary amount for such new members or such newly promoted members. Additional details on ABB's "Approval of Compensation by the General Meeting of Shareholders" and "Supplementary Amount for Changes to the Executive Committee" can be found respectively in Articles 34 and 35 of ABB's Articles of Incorporation.

4.6 Mandates for Board and EC members outside of ABB

No member of the Board may hold more than ten additional mandates of which no more than four may be in listed companies. No member of the EC may hold more than five mandates of which no more than one may be in a listed company. Certain types of mandates, such as those in our subsidiaries and those in non-profit and charitable institutions, are not subject to those limits. Additional details on "Mandates Outside the Group" can be found in Article 38 of ABB's Articles of Incorporation.

4.7 Credits to Board and EC members

Article 37 of ABB's Articles of Incorporation states that credits may not be granted to a member of the Board or to a member of the EC.

5. Board of Directors

5.1 Responsibilities and organization

The Board defines the ultimate direction of the business of ABB and issues the necessary instructions. It determines the organization of the ABB Group and appoints, removes and supervises the persons entrusted with the management and representation of ABB.

The internal organizational structure and the definition of the areas of responsibility of the Board, as well as the information and control instruments vis-à-vis the Executive Committee, are set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines, a copy of which can be found at www.abb.com/about/corporate-governance

The Board meets as frequently as needed but at least four times per annual Board term. Board meetings are convened by the chairman or upon request by a director or the chief executive officer (CEO). Documentation covering the various items of the agenda for each Board meeting is sent out in advance to each Board member in order to allow each member time to study the covered matters prior to the meetings. Decisions made at the Board meetings are recorded in written minutes of the meetings.

The CEO shall regularly, and whenever extraordinary circumstances so require, report to the Board about ABB's overall business and affairs. Further, Board members are entitled to information concerning ABB's business and affairs. Additional details are set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines which can be found at www.abb.com/about/corporate-governance

5.2 Term and members

The members of the Board are elected individually at the annual general meeting of the shareholders for a term of one year; reelection is possible. Our Articles of Incorporation, a copy of which can be found at www.abb.com/about/corporate-governance, do not provide for the retirement of directors based on their age. However, an age limit for members of the Board is set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines (although waivers are possible and subject to Board discretion), a copy of which can be found at www.abb.com/about/corporate-governance

As at December 31, 2014, the members of the Board (Board term April 2014 to April 2015) were:

Hubertus von Grünberg has been a member and chairman of ABB's Board of Directors since May 2007. He is a member of the supervisory board of Deutsche Telekom AG (Germany) and vice chairman of the supervisory board of Sapinda Holding B.V. (The Netherlands). He is a member of the board of directors of Schindler Holding AG (Switzerland). Mr. von Grünberg was born in 1942 and is a German citizen.

Roger Agnelli has been a member of ABB's Board of Directors since March 2002. He is the founding partner and chief executive officer of AGN Holding (Brazil). He is the chairman of B&A, a joint venture between BTG Pactual and AGN Holding (Brazil) and a director of WPP plc (U.K.). Mr. Agnelli was born in 1959 and is a Brazilian citizen.

Matti Alahuhta has been a member of ABB's Board of Directors since April 2014. He is the chairman of the board of Outotec Corporation (Finland). He is also a member of the boards of directors of KONE Corporation and (through April 9, 2015) UPM-Kymmene Corporation (both Finland) and Volvo AB (Sweden). Mr. Alahuhta was born in 1952 and is a Finnish citizen.

Louis R. Hughes has been a member of ABB's Board of Directors since May 2003. He is the chairman of the board of InZero Systems (formerly GBS Laboratories LLC) (U.S.). He is also a member of the supervisory board of Akzo Nobel (The Netherlands) and a member of the board of directors of Alcatel Lucent (France). Mr. Hughes was born in 1949 and is a U.S. citizen.

Michel de Rosen has been a member of ABB's Board of Directors since March 2002. He is the chief executive officer of and chairman of the board of Eutelsat Communications (France). He is also a member of the board of directors of Pharnext SAS (France). Mr. de Rosen was born in 1951 and is a French citizen.

Michael Treschow has been a member of ABB's Board of Directors since May 2003. He is the chairman of the boards of Unilever NV (The Netherlands), and Unilever PLC (U.K.). He is also a member of the board of directors of the Knut and Alice Wallenberg Foundation (Sweden). Mr. Treschow was born in 1943 and is a Swedish citizen.

Jacob Wallenberg has been a member of ABB's Board of Directors since June 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group. He is the chairman of the board of Investor AB (Sweden). He is vice chairman of the boards of Telefonaktiebolaget LM Ericsson AB and SAS AB (both Sweden). He is also a member of the boards of directors of the Knut and Alice Wallenberg Foundation and the Stockholm School of Economics (both Sweden). Mr. Wallenberg was born in 1956 and is a Swedish citizen.

Ying Yeh has been a member of ABB's Board of Directors since April 2011. She is a member of the boards of directors of InterContinental Hotels Group (U.K.) and Samsonite International S.A. (Luxembourg). Ms. Yeh was born in 1948 and is a Chinese citizen.

As of December 31, 2014, all Board members were non-executive and independent directors (see also section 7 below), and none of ABB's Board members held any official functions or political posts. Further information on ABB's Board members can be found by clicking on the ABB Board of Directors CV link which can be found at www.abb.com/about/corporate-governance

5.3 Board committees

Beginning with the 2014–2015 Board term, the Board has created three Board committees: the Finance, Audit and Compliance Committee (FACC), the Governance and Nomination Committee (GNC), and the Compensation Committee (CC). For the 2013–2014 Board term, the duties of the GNC and the CC were handled by the Governance, Nomination & Compensation Committee (GNCC). The duties and objectives of the Board committees are set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines, a copy of which can be found at www.abb.com/about/corporate-governance. These committees assist the Board in its tasks and report regularly to the Board. The members of the Board committees either are required to be independent or are elected directly by the shareholders.

5.3.1 Finance, Audit and Compliance Committee

The FACC is responsible for overseeing (1) the integrity of ABB's financial statements, (2) ABB's compliance with legal, tax and regulatory requirements, (3) the independent auditors' qualifications and independence, (4) the performance of ABB's internal audit function and external auditors, and (5) ABB's capital structure, funding requirements and financial risk policies.

The FACC must comprise three or more independent directors who have a thorough understanding of finance and accounting. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained. In addition, the Chief Integrity Officer, the Head of Internal Audit and the external auditors participate in the meetings as appropriate. As required by the U.S. Securities and Exchange Commission (SEC) at least one member of the FACC has to be an audit committee financial expert. The Board has determined that each member of the FACC is an audit committee financial expert.

As at December 31, 2014, the members of the FACC were:
Louis R. Hughes (chairman)
Roger Agnelli
Jacob Wallenberg

5.3.2 Governance and Nomination Committee

The GNC is responsible for (1) overseeing corporate governance practices within ABB, (2) nominating candidates for the Board, the role of CEO and other positions on the Executive Committee, and (3) succession planning and employment matters relating to the Board and the Executive Committee. The GNC is also responsible for maintaining an orientation program for new Board members and an ongoing education program for existing Board members.

The GNC must comprise three or more independent directors. The chairman of the Board (unless he is already a member) and, upon invitation by the committee's chairman, the CEO or other members of the Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

As at December 31, 2014, the members of the GNC were:
Michael Treschow (chairman)
Matti Alahuhta
Hubertus von Grünberg

5.3.3 Compensation Committee

The CC is responsible for compensation matters relating to the Board and the Executive Committee.

The CC must comprise three or more directors who are elected by the shareholders. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

As at December 31, 2014, the members of the CC were:
Michel de Rosen (chairman)
Michael Treschow
Ying Yeh

5.4 Meetings and attendance

The Board and its committees have regularly scheduled meetings throughout the year. These meetings are supplemented by additional meetings (either in person or by conference call), as necessary.

The table below shows the number of meetings held during 2014 by the Board and its committees, their average duration, as well as the attendance of the individual Board members. The regular meetings shown include a strategic retreat attended by all members of the Board and the Executive Committee.

Meetings and attendance	Board		FACC	GNCC	GNC	CC
	Reg.	Add'l				
Average duration (hours)	7.7	1.2	2.8	3.33	1.75	1.9
Number of meetings	7	5	8	3	3	4
Meetings attended:						
Hubertus von Grünberg	7	5	–	–	3	–
Roger Agnelli	7	5	8	–	–	–
Matti Alahuhta *	2	2	–	–	3	–
Louis R. Hughes	6	4	8	–	–	–
Hans Ulrich Märki **	4	3	–	3	–	–
Michel de Rosen	7	5	–	3	–	4
Michael Treschow	7	5	–	3	3	4
Jacob Wallenberg	7	5	8	–	–	–
Ying Yeh	7	5	–	3	–	4

* Matti Alahuhta was elected at the April 2014 AGM.
** Hans Ulrich Märki did not stand for reelection at the April 2014 AGM.

5.5 Board compensation and shareholdings

Information about Board compensation and shareholdings can be found in the section titled "Compensation and Share ownership tables" of the Compensation report contained in this Annual Report.

5.6 Secretary to the Board

Diane de Saint Victor is the secretary to the Board.

6. Executive Committee

6.1 Responsibilities and organization

The Board has delegated the executive management of ABB to the CEO and the other members of the Executive Committee. The CEO and under his direction, the other members of the Executive Committee are responsible for ABB's overall business and affairs and day-to-day management.

The CEO reports to the Board regularly, and whenever extraordinary circumstances so require, on the course of ABB's business and financial performance and on all organizational and personnel matters, transactions and other issues relevant to the Group.

Each member of the Executive Committee is appointed and discharged by the Board.

6.2 Members of the Executive Committee

As at December 31, 2014, the members of the Executive Committee were (except for Peter Terwiesch who joined the Executive Committee effective January 1, 2015):

Ulrich Spiesshofer was appointed Chief Executive Officer in September 2013 and has been a member of the Executive Committee since 2005. From January 2010 to September 2013, Mr. Spiesshofer was Executive Committee member responsible for the Discrete Automation and Motion division. He joined ABB in November 2005, as Executive Committee member responsible for Corporate Development. From 2002 until he joined ABB, he was senior partner and global head of operations practice at Roland Berger AG (Switzerland). From 1991 to 2002, he held various management positions with A.T. Kearney Ltd. and its affiliates. Mr. Spiesshofer was born in 1964 and is a German citizen.

Eric Elzvik was appointed Chief Financial Officer and member of the Executive Committee in February 2013. From 2010 to 2013, Mr. Elzvik was the Chief Financial Officer of ABB's Discrete Automation and Motion division. He joined ABB in 1984 and has held a variety of other leadership roles in Sweden, Singapore and Switzerland, including head of Corporate Development, and head of Mergers & Acquisitions and New Ventures. Mr. Elzvik was born in 1960 and is a Swiss and Swedish citizen.

Jean-Christophe Deslarzes was appointed Chief Human Resources Officer and member of the Executive Committee in November 2013. From 2010 through 2013, he was the Chief Human Resources and Organization Officer of the Carrefour Group (France). From 2008 to 2010 he was President and CEO of the Downstream Aluminum Businesses of Rio Tinto (Canada). He was Senior Vice President Human Resources of Alcan Inc. (Canada) from 2006–2008 and in addition he co-led the integration of Rio Tinto and Alcan from 2007 to 2008. Between 1994 and 2006, he held various human resources and management roles with Alcan Inc. Mr. Deslarzes was born in 1963 and is a Swiss citizen.

Diane de Saint Victor was appointed General Counsel and member of the Executive Committee in January 2007. In March 2013, she was appointed as a non-executive director of Barclays plc and Barclays Bank plc (both U.K.). From 2004 to 2006, she was general counsel of the Airbus Group (France/Germany). From 2003 to 2004, she was general counsel of SCA Hygiene Products (Germany). From 1993 to 2003, she held various legal positions with Honeywell International (France/Belgium). From 1988 to 1993, she held various legal positions with General Electric (U.S.). Ms. de Saint Victor was born in 1955 and is a French citizen.

Pekka Tiitinen was appointed President of the Discrete Automation and Motion division and member of the Executive Committee in September 2013 and was named Head of Group Marketing & Sales in January 2015. In 2013, prior to joining the Executive Committee, Mr. Tiitinen was the head of ABB's drives and controls global business unit. From 2003 to 2012, Mr. Tiitinen was the head of ABB's low voltage drives global business unit and from 1990 to 2003, he held various management roles with ABB. Mr. Tiitinen was born in 1967 and is a Finnish citizen.

Tarak Mehta was appointed President of the Low Voltage Products division and member of the Executive Committee in October 2010. From 2007 to 2010, he was head of ABB's transformers business. Between 1998 and 2006, he held several management positions with ABB. Mr. Mehta was born in 1966 and is a U.S. citizen.

Peter Terwiesch was appointed President of the Process Automation division and member of the Executive Committee in January 2015. He is a member of the board of directors of Metall Zug AG (Switzerland). From 2011 to 2014, he was the head of ABB's Central Europe region. He was ABB's Chief Technology Officer from 2005 to 2011. From 1994 to 2005, he held several positions with ABB. Mr. Terwiesch was born in 1966 and is a Swiss and German citizen.

Bernhard Jucker was appointed President of the Power Products division and member of the Executive Committee in January 2006. From 2003 to 2005, he was ABB's country manager for Germany. From 1980 to 2003, he held various positions in ABB. Mr. Jucker was born in 1954 and is a Swiss citizen.

Claudio Facchin was appointed President of the Power Systems division and member of the Executive Committee in December 2013. From 2010 to 2013, Mr. Facchin was head of ABB's North Asia region. From 2004 to 2009, Mr. Facchin was the head of ABB's substations global business unit and from 1995 to 2004, he held various management roles with ABB. Mr. Facchin was born in 1965 and is an Italian citizen.

Frank Duggan was appointed President of the Asia, Middle East and Africa region in January 2015 and has been a member of the Executive Committee since 2011. From 2011 to 2014, Mr. Duggan was the head of Global Markets as well as a member of the Executive Committee. From 2008 to 2014, he was also ABB's region manager for India, Middle East and Africa. From 2008 to 2011, he was ABB's country manager for the United Arab Emirates. Between 1986 and 2008, he held several management positions with ABB. Mr. Duggan was born in 1959 and is an Irish citizen.

Greg Scheu was appointed President of the Americas region as well as Head of Group Service and Business Integration in January 2015 and has been a member of the Executive Committee since 2012. From 2013 to 2014, he was the Executive Committee member responsible for business integration, group service and North America. Mr. Scheu joined the Executive Committee as the member responsible for Marketing and Customer Solutions in May 2012. Mr. Scheu, a former executive of Rockwell International, joined ABB in 2001 and was responsible for the integration of both Baldor Electric Co. and of Thomas & Betts into ABB. Mr. Scheu was born in 1961 and is a U.S. citizen.

Veli-Matti Reinikkala was appointed President of the Europe region in January 2015 and has been a member of the Executive Committee since 2006. From 2006 to 2014, he was the Executive Committee member responsible for the Process Automation division. He is a member of the board of directors of UPM-Kymmene Corporation (Finland). In 2005, he was head of the Process Automation business area. From 1993 to 2005, he held several positions with ABB. Mr. Reinikkala was born in 1957 and is a Finnish citizen.

Further information about the members of the Executive Committee can be found by clicking on the Executive Committee CV link at www.abb.com/about/corporate-governance

6.3 Executive Committee compensation and shareholdings

Information about Executive Committee compensation and shareholdings can be found in the section titled "Compensation and share ownership tables" of the Compensation report contained in this Annual Report.

6.4 Management contracts

There are no management contracts between ABB and companies or natural persons not belonging to the ABB Group.

7. Business relationships

This section describes important business relationships between ABB and its Board members, or companies and organizations represented by them. This determination has been made based on ABB Ltd's Related Party Transaction Policy. This policy is contained in the ABB Ltd Board Regulations & Corporate Governance Guidelines, a copy of which can be found in the section "Corporate governance – Further information on corporate governance" at www.abb.com/investorrelations

Atlas Copco AB (Atlas Copco) is an important customer of ABB. ABB supplies Atlas Copco primarily with drives and motors through its Discrete Automation and Motion division. The total revenues recorded by ABB relating to business with Atlas Copco were approximately $61 million in 2014. Jacob Wallenberg was vice chairman of Atlas Copco until April 2012.

ABB has an unsecured syndicated $2 billion revolving credit facility. As of December 31, 2014, SEB Skandinaviska Enskilda Banken AB (publ) (SEB) and Barclays Bank plc had each committed to approximately $74 million out of the $2 billion total. In addition, ABB has regular banking business with SEB and Barclays. Jacob Wallenberg was the vice chairman of SEB until March 2014 and Diane de Saint Victor is a non-executive director of Barclays Bank plc and Barclays plc (collectively, "Barclays").

After comparing the share of revenues generated from ABB's business with Atlas Copco, and after reviewing the banking commitments of SEB and Barclays, the Board has determined that ABB's business relationships with those companies are not unusual in their nature or conditions and do not constitute material business relationships. As a result, the Board concluded that all members of the Board are considered to be independent directors. This determination was made in accordance with ABB Ltd's Related Party Transaction Policy which was prepared based on the Swiss Code of Best Practice for Corporate Governance and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

8. Employee participation programs

In order to align its employees' interests with the business goals and financial results of the company, ABB operates a number of incentive plans, linked to ABB's shares, such as the Employee Share Acquisition Plan, the Management Incentive Plan and the Long-Term Incentive Plan. For a more detailed description of these incentive plans, please refer to "Note 18 Share-based payment arrangements" to ABB's Consolidated Financial Statements contained in the "Financial review of ABB Group" section of this Annual Report.

9. Duty to make a public tender offer

ABB's Articles of Incorporation do not contain any provisions raising the threshold (opting-up) or waiving the duty (opting out) to make a public tender offer pursuant to article 32 of the Swiss Stock Exchange and Securities Trading Act.

10. Auditors

10.1 Auditors

Ernst & Young are the auditors of ABB's statutory and consolidated financial statements.

10.2 Duration of the mandate and term of office of the auditor

Ernst & Young assumed the sole auditing mandate of the consolidated financial statements of the ABB Group beginning in the year ended December 31, 2001 (having previously been joint auditors since 1994). The auditor in charge and responsible for the mandate, Leslie Clifford, began serving in this function in respect of the financial year ended December 31, 2013. Pursuant to the Articles of Incorporation, the term of office of ABB's auditors is one year.

10.3 Auditing and additional fees paid to the auditor

The audit fees charged by Ernst & Young for the legally prescribed audit amounted to $27.1 million in 2014. Audit services are defined as the standard audit work performed each fiscal year necessary to allow the auditors to issue an opinion on the consolidated financial statements of ABB and to issue an opinion on the local statutory financial statements.

This classification may also include services that can be provided only by the auditors, such as pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings.

In addition, Ernst & Young charged $6.0 million for non-audit services performed during 2014. Non-audit services include primarily accounting consultations, audits of pension and benefit plans, accounting advisory services, other attest services related to financial reporting that are not required by statute or regulation, income tax and indirect tax compliance services, tax advisory services and consultations relating to conflict minerals compliance. In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, ABB has, on a global basis, a process for the review and pre-approval of audit and non-audit services to be performed by Ernst & Young.

10.4 Supervisory and control instruments vis-à-vis the auditors

The FACC prepares proposals to the Board for the appointment and removal of the auditors. The FACC is also responsible for supervising the auditors to ensure their qualifications, independence and performance. It meets regularly with the auditors, at least four times each calendar year, to obtain reports about the results of their audit procedures. The FACC reports the material elements of its supervision of the auditors to the Board.

11. Information policy

ABB, as a publicly-traded company, is committed to communicating in a timely and consistent way to shareholders, potential investors, financial analysts, customers, suppliers, the media and other interested parties. ABB is required to disseminate material information pertaining to its businesses in a manner that complies with its obligations under the rules of the stock exchanges where its shares are listed and traded.

ABB publishes an annual report that provides audited financial statements and information about ABB including our business results, strategy, products and services, corporate governance and executive compensation. ABB also submits an annual report on Form 20-F to the SEC. In addition, ABB publishes its results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the stock exchanges on which its shares are listed and traded. Press releases relating to financial results and material events are also filed with the SEC on Form 6-K. An archive containing Annual Reports, Form 20-F reports, quarterly results releases and related presentations can be found in the "Financial results and presentations" section at www.abb.com/investorrelations. The quarterly results press releases contain unaudited financial information prepared in accordance with or reconciled to U.S. GAAP. To subscribe to important press releases, please click on the "Contacts and Services" and choose "Subscribe to updates" at www.abb.com/investorrelations. Ad hoc notices can also be found in the press releases section at www.abb.com/news

ABB's official means of communication is the Swiss Official Gazette of Commerce (www.shab.ch). The invitation to the company's Annual General Meeting is sent to registered shareholders by mail.

Inquiries may also be made to ABB Investor Relations:
Affolternstrasse 44
CH-8050 Zurich, Switzerland
Telephone: +41 (0)43 317 7111
Fax: +41 (0)44 311 9817
E-mail: investorrelations@ch.abb.com
ABB's website is: www.abb.com

12. Further information on corporate governance

The list below contains references to additional information concerning the corporate governance of ABB, which can be accessed at www.abb.com/about/corporate-governance

- Articles of Incorporation
- ABB Ltd Board Regulations & Corporate Governance Guidelines
  - Regulations of the Finance, Audit and Compliance Committee
  - Regulations of the Governance and Nomination Committee
  - Regulations of the Compensation Committee
  - Related Party Transaction Policy
- ABB Code of Conduct
- Addendum to the ABB Code of Conduct for Members of the Board of Directors and the Executive Committee
- Comparison of ABB's corporate governance practices to the New York Stock Exchange rules
- CVs of the Board members
- CVs of the Executive Committee members


ABB

Compensation report

Contents

Letter from the Chairman of the Compensation Committee

Highlights

- Continuity in Executive Committee (EC) composition and compensation structure in 2014
- EC compensation governance and structure revised as of 2015 – in wake of new corporate strategy, stakeholder feedback and regulation – to increase performance orientation

Dear shareholder,

It is my pleasure as chairman of the Board's Compensation Committee (CC) to have this opportunity to present our work, and in particular to draw your attention to highlights of the 2014 Compensation Report and changes to executive compensation taking effect in 2015. Your active interest and feedback have been most valuable in shaping the new Executive Committee (EC) compensation model.

My colleagues on the CC are Michael Treschow and Ying Yeh; the three of us were elected by you to serve on the Committee at the 2014 Annual General Meeting (AGM). Our primary role is to oversee the company's compensation policy and the implementation of executive compensation programs. The Committee exists in its current form since the Board's decision in April 2014 to split the Governance, Nomination and Compensation Committee into two separate committees – the CC and the Governance and Nomination Committee (GNC).

One of the tasks we undertook in 2014 was to review the compensation of Board members in the light of this reorganization and of current Board compensation at major Swiss companies. This resulted in the first increase in total Board compensation in seven years.

Continuity in EC composition and compensation structure in 2014

The composition of the EC remained the same throughout 2014 and the Board made no changes to the design and mix of EC compensation. However, due to the absence of special share-based grants in 2014 and to numerous changes in the composition of the EC in 2013, total EC compensation was 20 percent lower in 2014 than in the previous year. Short-term variable compensation was also lower for 2014, reflecting company profitability and cash flows in that year that were below the performance objectives set by the Board.

ABB and the landscape in which the company operates have evolved in ways that shape the executive compensation package that shareholders will vote on at the next AGM in April 2015. To provide some background for the vote, let me outline how ABB's environment has changed, how the Board has revised EC compensation and why we believe the changes are in the interest of shareholders.

Alignment of compensation with recently announced Next Level strategy

First, ABB launched its Next Level strategy in September 2014, with the goal of accelerating sustainable value creation over the years 2015 to 2020, as explained in the Chairman and CEO letter on pages 2–5. This strategy builds on the company's strong positions in its core business areas of power and automation, and on the focus areas of profitable growth, relentless execution and business-led collaboration.

Second, close interaction with stakeholders provided valuable feedback on the design, mix and levels of EC compensation. We consider this type of dialogue important to gather views on our current and developing compensation practices to ensure they continue to be aligned with the long-term interests of our shareholders.

Third, changes to Swiss law expanded the rights of shareholders in publicly listed companies, giving them a binding vote on Board and executive compensation.

Strengthening ABB's performance culture
The CC's main task in 2014 was therefore to adapt the executive compensation system so that it is better aligned with the interests of shareholders and supports the Next Level strategy's goals. Additionally, the CC sought to ensure that our compensation report provides the information and transparency that shareholders expect. I believe that the changes made to our compensation system will further strengthen ABB's performance culture, and that the revised report will better enable shareholders to exercise their new rights.

The revised executive compensation system, which takes effect in 2015, is designed to improve business speed, agility and customer focus. It places a greater emphasis on an individual's targets in order to drive and reward outstanding performance, and to achieve a balance between an individual's and ABB's company-wide objectives. In addition, it broadens the set of targets used to measure performance to include objectives directly related to those of the Next Level strategy such as strengthening competitiveness, driving organic growth and lowering risk.

Furthermore, we have refined ABB's long-term variable compensation plan based on the feedback from stakeholders on the design and mix of our EC compensation. The weighting of the component that is linked to earnings-per-share performance has been increased and we have added a net income vesting criterion to the other component.

We are confident that the changes made to executive compensation align well both with the changing environment in which ABB operates and with the company's Next Level strategy. My CC colleagues and I hope that this report meets your expectations and we look forward to continuing our dialogue with you.

Michel de Rosen
Chairman of the Compensation Committee
Zurich, March 5, 2015

Compensation highlights

New regulation in 2014

ABB's compensation report has been revised and expanded compared with previous years to address feedback from stakeholders and to reflect new regulation that requires, starting in 2015, shareholders of publicly listed companies in Switzerland to vote on compensation for the Board of Directors and executive management.

The report has been prepared in accordance with applicable regulations, including the Swiss Code of Obligations, the Swiss Ordinance against Excessive Remuneration in Listed Companies Limited by Shares, and the rules of the stock markets where ABB's shares are listed in Switzerland, Sweden and the U.S. The report also fully adheres to the Swiss Code of Best Practice for Corporate Governance.

Key facts 2014

Table 1: Overview of total compensation (in CHF)

Board term	2014–2015	2013–2014
Board of Directors	3,630,000	3,500,000
Calendar year	2014	2013
Executive Committee	38,699,707	48,651,862

For a breakdown of total Board compensation by individual and component see tables 3 and 9 on pages 46 and 60. For EC compensation by individual and component see tables 10 and 11 on pages 61 and 62.

For the 2014–2015 term of office, aggregate Board compensation increased by 3.7 percent, the first increase in seven years.

The EC's total compensation was lower in 2014 than in 2013, due to the absence of special share grants in 2014, changes in the composition of the EC in 2013, and a below-target payout on short-term variable compensation of 85.8 percent in 2014 compared with 100 percent in 2013.

Revised compensation principles for 2015

Based on the Next Level strategy launched in September 2014 and on the feedback received from stakeholders since the last AGM, the Board has revised the compensation principles. As of 2015, those principles are:

Linked and balanced	Compensation linked to the Next Level strategy and performance through ambitious objectives, robust performance monitoring and a sound balance between Group and individual performance
Competitive	Annual base salaries of top management set between market median and upper quartile in order to attract suitable talent
Performance driven	Ambitious targets set in the Group's planning processes, and variable pay aimed at upper quartile when these objectives are achieved
Comprehensive KPIs	All performance metrics support development of earnings per share and cash return on invested capital; and cover financial, operational, change and behavioral performance
Market tested	Compensation mix and levels tested annually against benchmarks that include selected ABB peers and appropriate markets

Principal refinements in ABB's executive compensation system as of 2015

The Board has also refined various elements of EC compensation as of 2015, including:
- a more comprehensive set of key performance indicators to drive the execution of the strategy and the creation of shareholder value;
- in short-term variable compensation, a better balance between an individual's and the Group's performance. In addition, the Board will no longer have discretion over the size of the payout where the Group targets are exceeded; and
- in long-term variable compensation, stronger performance considerations including more emphasis on the earnings-per-share development and the addition of a net income objective threshold as a vesting condition.

Components of EC compensation in 2015

ABB's compensation structure is designed to be competitive in local labor markets, and to encourage executives to deliver outstanding results. Also, EC compensation is designed to be balanced in terms of fixed versus variable compensation and in terms of short- versus long-term incentives:

	Fixed compensation	**Variable compensation**	
	Base salary	**Short-term**	**Long-term**
Purpose	Compensates executives based on their responsibilities, experience and skillset	Rewards performance against specific KPIs	Encourages creation of long-term, sustainable value for the shareholders
Performance influencing grant size or payout	Individual performance and behavior	Financial and non-financial corporate and individual performance	Corporate (also vs peers) and individual performance
Delivery	Cash	Cash	Shares and cash

Votes at 2015 AGM

At the AGM in April 2015, ABB's shareholders will vote on maximum aggregate compensation to the Board for the term of office running from the AGM in 2015 until the AGM in 2016, and on maximum aggregate EC compensation for the calendar year 2016. In addition, shareholders will have a non-binding vote on the 2014 compensation report (see Chart 7 on page 59).

In order to provide shareholders with information for these votes, this report includes a compensation outlook, in addition to the review of compensation in 2014. The report has three sections presenting:
- the principles, governance and levels of Board and EC compensation in 2014;
- the main changes to compensation governance and EC compensation as of 2015; and
- tables of Board and EC compensation and share/option ownership in 2014 and 2013.

1. Compensation in 2014

1.1 Board compensation governance and levels

In 2014, the CC was responsible for making recommendations to the Board on the level of compensation of Board members, while the Board took the final decisions (see Table 2).

The Board and CC regularly benchmark the levels and mix of compensation of Board members against the compensation of non-executive board members of publicly traded companies in Switzerland that are part of the Swiss Market Index.

In connection with the Board's decision to increase the number of its committees from two to three by splitting the GNCC, the Board revised its compensation structure. As a result, overall Board compensation for the 2014–2015 term of office increased 3.7 percent, the first increase since 2007.

Board members are paid for their service over a 12-month period that starts with their election at the AGM. Payment is made in semi-annual installments. Board members do not receive pension benefits and are not eligible to participate in any of ABB's employee incentive programs.

Half of each member's compensation is paid in the form of ABB shares, though Board members can choose to receive all of their compensation in shares. The shares are kept in a blocked account for three years. Departing Board members are entitled to the shares when they leave the company.

2014–2015 Board compensation

In connection with the Board's decision to increase the number of its committees, the Board decided to raise compensation of its members for the 2014–2015 term of office by 3.7 percent, the first increase in seven years. At least half of each Board member's compensation is paid in the form of ABB shares kept in a blocked account for three years.

The number of shares delivered is calculated prior to each semi-annual payment by dividing the sum to which the Board members are entitled by the average closing price of the ABB share over a predefined 30-day period.

The Board is satisfied that the compensation structure aligns the interests of its members with those of ABB's shareholders.

Table 2: Clearly defined roles and responsibilities

Board compensation	CC	Board
Aggregate compensation	→	- - →
Compensation of individual members	→	- - →

→ Recommendation
- - → Approval

The CC proposes the compensation both for the entire Board and its individual members; the Board takes the respective decisions.

The compensation amounts per Board member for the 2014–2015 and 2013–2014 terms of office are shown in Table 3 below.

Table 3: Total compensation per Board member

Name	Function	Board term 2014–2015 (CHF)	Board term 2013–2014 (CHF)
Hubertus von Grünberg[1]	Chairman of the Board	1,200,000	1,200,000
Roger Agnelli[2]	Member of the Board	330,000	300,000
Matti Alahuhta[1][4]	Member of the Board	320,000	–
Louis R. Hughes[2]	Member of the Board and Chairman of the Finance, Audit and Compliance Committee	400,000	400,000
Hans Ulrich Märki[3][5]	Member of the Board and Chairman of the Governance, Nomination and Compensation Committee	–	400,000
Michel de Rosen[3][6]	Member of the Board and Chairman of the Compensation Committee	350,000	300,000
Michael Treschow[1][3][6]	Member of the Board and Chairman of the Governance and Nomination Committee	380,000	300,000
Jacob Wallenberg[2]	Member of the Board	330,000	300,000
Ying Yeh[3][6]	Member of the Board	320,000	300,000
Total		**3,630,000**	**3,500,000**

[1] Member of the Governance and Nomination Committee since April 30, 2014.
[2] Member of the Finance, Audit and Compliance Committee.
[3] Member of the Governance, Nomination and Compensation Committee until April 30, 2014.
[4] Elected as new Board member at ABB Ltd AGM on April 30, 2014.
[5] Did not stand for re-election at ABB Ltd AGM on April 30, 2014.
[6] Member of the Compensation Committee since April 30, 2014.

For compensation amounts per Board member in the calendar years 2014 and 2013, see Table 9 on page 60.

1.2 Executive Committee compensation

1.2.1 Principles and governance

The Board considers the Group's compensation system to be an important factor in attracting, motivating and retaining people with the talent necessary to strengthen the company's position as a global leader in power and automation.

The system therefore aims to provide compensation that is competitive in local labor markets and encourages employees to deliver outstanding results. At the same time, a balance between fixed and variable compensation and between short- and long-term incentives is designed to align the interests of employees with those of other stakeholders and ensure that performance is sustainable.

For several years, executive compensation at ABB has been based on the principles that it should be market oriented and competitive, drive performance and reward the creation of shareholder value. Benchmarking ensured that compensation was at a level that would attract and retain the key talent that ABB needs to drive its success globally, and performance metrics including financial objectives, individual performance and behavior, and the evolution of the share price, determined the compensation levels in 2014.

In addition, compensation elements were focused on rewarding the delivery of outstanding and sustainable results without inappropriate risk taking.

Alignment of strategy, performance and compensation
The Board defines the ultimate direction of the business of ABB and regularly reviews progress on the strategy. Based on these reviews, the Board sets annual budgets and performance targets, and ensures that the company's compensation arrangements support implementation of the strategy and reflect performance (see Chart 1).

Chart 1: Cycle of alignment by the Board of strategy, performance and compensation

Business cycle
Business reviews and forward planning
Annual results
Quarter results
Quarter results
Quarter results

External engagement on compensation governance
Stakeholder roadshow
Regular update and review of external benchmarks and compensation trends including dialogue with external stakeholders and evaluation of feedback

Performance cycle
Performance review
Setting of objectives for short-term variable compensation
3 year look-back assessment and setting of objectives for LTIP
Annual performance development appraisal of individuals

Compensation decisions
Annual salary review
Short-term variable compensation payout
Annual grant of LTIP awards

Jan
Dec

To effectively align strategy, performance and compensation, the target setting and review processes are directly linked to the financial and budget processes.

The Board and its Compensation Committee (CC) have direct oversight of compensation principles and of executive compensation at ABB. The CC is responsible for developing the general compensation principles and practices of ABB and for recommending them to the full Board, which takes the final decisions (see Table 4 on page 48).

The Board's responsibility for compensation governance

The Board sets the compensation principles for ABB and the compensation of members of the Executive Committee (EC). It ensures that strategy, performance and compensation are aligned.

The Board and CC drive and steer the continuous development of ABB's executive compensation system to ensure that it attracts, motivates and retains people with the talent necessary to strengthen the company's position as a global leader in power and automation.

The CC, on behalf of the Board, regularly reviews the compensation policy and structure, and recommends to the Board specific proposals on executive compensation to ensure that they are consistent with ABB's compensation principles.

Information on the meetings held in 2014 by the CC and its predecessor, the GNCC, can be found in section 5.4 of the Corporate governance report.

Annual reviews

Each year, the Board reviews the CEO's performance while the CEO reviews the performance of other EC members and makes recommendations to the CC on their individual compensation. For 2014, the full Board took the final decisions on compensation for all EC members, none of whom participated in the deliberations on their own compensation.

The Board also sets the ABB annual objectives that determine short-term variable compensation, taking into account the recommendations of the CC.

The Board sets the overall grant size of the Long-Term Incentive Plan (LTIP), the principal mechanism through which ABB encourages executives to create shareholder value over the long term, and approves the individual grants made to the CEO and other EC members.

Table 4: The Board decides on EC compensation

EC compensation	CEO	CC	Board
Maximum aggregate compensation		→	- - →
CEO compensation		→	- - →
Compensation of other EC members	→	→	- - →

→ Proposal
→ Recommendation
- - → Approval

Compensation levels for the CEO are proposed by the CC, while those of the other EC members are proposed by the CEO. The Board is responsible for all approvals.

Benchmarks
ABB uses benchmarks and third-party consultants to evaluate positions throughout the company; assess the competitiveness of EC compensation levels; analyze market trends with regard to executive compensation design and mix; and provide advice on compensation.

All senior positions in ABB have been evaluated using a consistent methodology developed by the Hay Group, whose job evaluation system is used by more than 10,000 companies around the world. This approach provides a meaningful, transparent and consistent basis for comparing compensation levels at ABB with those of equivalent jobs at other companies that have been evaluated using the same criteria.

In 2014, the Board primarily used the General Pan-European Market data in Hay's annual Top Executive Compensation in Europe survey to set EC compensation, which was targeted to be above the median values for the market. Other indicators considered included Hay's data on the Swiss and European industry markets and on U.S. peers.

Hostettler & Company (HCM), an independent consultant specializing in performance management and compensation, provides advice to the CC in the area of compensation. HCM has no other mandate with ABB.

1.2.2 Components of EC compensation

ABB aims for total EC compensation to be competitive, as well as balanced in terms of fixed versus variable compensation and in terms of short- versus long-term incentives. It also aims to reflect performance considerations in each component of executive compensation, as shown in Chart 2. The objective is to encourage outstanding performance that delivers sustainable results without excessive risk taking.

In addition to the benchmarks mentioned above, the Board considered individual performance, experience, potential and the prevailing conditions in the market, when setting each EC member's compensation.

The main components of executive compensation in 2014 were unchanged from the previous year and consisted of: cash compensation including base salary, short-term variable compensation, pension and other benefits; and share-based compensation in the form of grants under the LTIP.

Fixed compensation – Annual base salary and benefits
The base salary for members of the EC is set taking into account positions of comparable responsibility outside ABB. When considering changes in base salary, the executive's performance during the preceding year against individual objectives is taken into account.

Members of the EC received pension benefits, paid into the Swiss ABB Pension Fund and the ABB Supplementary Insurance Plans (the regulations are available at www.abbvorsorge.ch), except for one member who is covered under the plans of ABB Inc. in the U.S. The compensation of EC members also included social security contributions and other benefits, as outlined in Table 10 on page 61. Tax equalization was provided for EC members resident outside Switzerland to the extent that they were not able to claim a tax credit in their country of residence for income taxes they paid in Switzerland.

Chart 2: Linkage of EC compensation components to performance

	Fixed compensation		Variable compensation		
	Base salary	Benefits	Short-term variable compensation	Long-Term Incentive Plan Performance component	Long-Term Incentive Plan Retention component
Performance period	Previous 1 year		Next 1 year	Next 3 years	Previous 1 year and 3 years
Performance measures affecting allocation	Individual objectives				Size of EC grant: ABB performance in previous 3 years Size of individual grant: performance in previous year
Performance measures affecting payout			ABB financial and non-financial objectives	Earnings per share	
Payment	Cash	Cash-based	Cash	Cash	Shares and cash

The compensation of EC members consists of a base salary and benefits, a short-term variable component dependent on annual performance objectives, and a long-term variable component.

Variable compensation

Short-term variable compensation

Payment of the short-term variable component of compensation for 2014 was conditional on the fulfillment of predefined ABB performance objectives that were specific, quantifiable and challenging. The 2014 objectives, shown in Table 5 on page 51, were aligned with strategic targets that had been communicated to shareholders.

Fully achieving the objectives would have resulted in a payout equivalent to 150 percent of the base salary for the CEO and 100 percent of the base salary for other members of the EC. Underperformance would have resulted in a lower payout, or none at all if performance had been below the defined threshold for each of the objectives. If the objectives had been exceeded, the Board would have had the authority to approve a payout that was up to 50 percent higher, representing up to 225 percent of the base salary for the CEO and 150 percent of the base salary for other members of the EC.

Long-term variable compensation

An important principle of executive compensation at ABB is that it should encourage EC members to drive the creation of long-term value for the company's shareholders in a sustainable way. Granted annually, LTIPs are the principal mechanism through which this is achieved.

Under the terms and conditions of the LTIP, the Board decides whether EC members who leave the company before the end of the three-year period forfeit the unvested grant, or receive all or a portion of such grants. The Board also decides whether to grant LTIPs to new participants or change the size of an LTIP grant to an existing participant for up to six months after the launch of a plan, if the existing participant's responsibilities change. These Board decisions are made taking into account the recommendations of the CC.

The LTIP granted in 2014 comprised a performance component and a retention component. Their proportions in relation to the base salary are explained in Section 1.2.3.

Continuity in 2014

Executive compensation in 2014 consisted of a base salary and benefits, a short-term variable component and a long-term variable component. Neither the components of executive compensation nor the EC structure changed in 2014 compared with the previous year.

Performance component
The performance component of the plan is designed to reward participants for increasing earnings per share[1] (EPS) over a three-year period.

The payout is based on ABB's weighted cumulative EPS performance against predefined objectives. This EPS objective is primarily based on an investor's perspective and is derived taking into account the growth expectations, risk profiles, investment levels and profitability levels that are typical for the industry (ie, outside-in view). The EPS target-setting process assumes that investors expect a risk-adjusted return on their investment which is based on market value (and not book value), and translates such expected returns over a three-year period into EPS targets. The weighted cumulative EPS result is calculated as 33 percent of EPS in the first year plus 67 percent of EPS in the second year plus 100 percent of EPS in the third year. There is no payout if the lower threshold is not reached and payout is capped at 200 percent of the reference number of shares conditionally granted if performance exceeds the upper threshold. The payout percentages are shown in Chart 3. The payout at the end of the three-year period, if any, will be made in cash.

[1] Earnings per share is defined in the terms of the LTIP as diluted earnings per share attributable to ABB shareholders calculated using Income from continuing operations, net of tax, unless the Board decides to calculate using Net income for a particular year.

Chart 3: Alignment with shareholders by linking payout of performance component to EPS development



Payout % of reference number of shares under the performance component
200%
100%
0%
Lower threshold (no payout)
On target
Upper threshold (maximum payout)
Weighted cumulative earnings per share

The LTIP rewards participants for increasing EPS over a three-year period. The payout of the performance component is based on ABB's weighted cumulative EPS performance against predefined objectives.

Retention component
This component of the LTIP granted in 2014 aimed to retain executives at ABB. Members of the EC were conditionally granted shares, which are delivered at the end of the vesting period generally three years from grant date, subject to fulfillment of the vesting conditions, which required them to be employed by ABB as of the vesting date.

Upon vesting, EC members will receive 70 percent of the payout in shares and the remainder in cash, unless they elect to receive 100 percent in shares.

Share delivery under LTIP
Shares under our LTIP are typically delivered from treasury shares. Our contingent share capital, together with our treasury shares, is used to cover our obligations in connection with our share plans, including our conditional share grants under the LTIP. In addition, the Board has determined that any dilution of shareholders in connection with LTIP share deliveries shall not exceed 1 percent annually.

Vesting in 2014 of performance component of 2011 LTIP
There was no payout for the performance component of the 2011 LTIP that vested in 2014. This was the last LTIP in which the value created for the company's shareholders was measured in terms of total shareholder return, which is the percentage change in the value of the ABB share plus dividends over a three-year period relative to a specific group of peers. EPS was adopted as the relevant measure for the performance component of LTIP launches beginning in 2012.

1.2.3 Level of EC compensation

Overview
There were no changes to the composition of the EC during 2014, nor to the design and mix of compensation. Due mainly to factors in 2013 that were not repeated in 2014, total EC compensation was lower in 2014 than in the previous year. For a breakdown of compensation by individual and component in each of these years, see Table 10 on page 61 and Table 11 on page 62.

Total cash-based compensation was 25.8 million Swiss francs in 2014 compared with 29.0 million Swiss francs in 2013. The difference is mainly attributable to ABB not achieving the target performance in some of the 2014 objectives for short-term variable compensation.

Share-based compensation was 12.9 million Swiss francs in 2014 compared with 19.7 million Swiss francs in 2013. The difference is mainly attributable to the absence of special share-based grants in 2014 and changes in the composition of the EC during 2013.

In 2014, fixed compensation represented 33 percent of the CEO's compensation and an average of 46 percent for the other EC members. The ratio of fixed to variable components in any given year will depend on the performance of the individuals and of the company against predefined ABB performance objectives.

Base salary and benefits

The base salary and benefits are fixed elements of the annual EC compensation packages, while the other components are variable. The benefits consist primarily of pension contributions. Other benefits comprise mainly social security and health insurance contributions.

Short-term variable compensation

Although the company exceeded the short-term objectives for orders, cost savings and Net Promoter Score (NPS) set by the Board, it was below target but above threshold on revenues, operational EBITDA and operating cash flow (see Table 5). This resulted in a payout of 85.8 percent of the target short-term compensation, compared with 100 percent in 2013.

Long-term variable compensation

Performance component

At the launch of the 2014 LTIP, participants were allocated a reference number of conditionally granted shares for the performance component that was equivalent to 67 percent of base salary for the CEO (compared with 100 percent for the previous CEO in 2012) and 42 percent for the other members of the EC.

Table 5: Group-wide 2014 objectives and performance for short-term variable compensation

Objective[1]	Weighting	Performance
Orders received	12.5%	●
Revenues	12.5%	
Operational EBITDA[2]	25%	
Operating cash flow[3]	25%	
Cost savings	15%	●
Net Promoter Score[4]	10%	●

● On or above target

Above threshold and below target

● Below threshold

[1] The financial objectives exclude the impact of currency fluctuations, major acquisitions and divestments, and the impact of discontinued operations where appropriate.

[2] See definition in "Note 23 Operating segment and geographic data" to ABB's Consolidated Financial Statements.

[3] Operating cash flow is defined as net cash provided by operating activities, reversing the cash impact of interest, taxes, restructuring-related activities and one-time pension contributions.

[4] Net Promoter Score (NPS) is a metric based on dividing customers into three categories: Promoters, Passives, and Detractors. This is achieved by asking customers in a one-question survey whether they would recommend ABB to a colleague. In 2014, ABB had a target to increase the proportion of countries that have improved their NPS compared to the previous year.

Short-term variable compensation payout is dependent on performance.

The performance component of LTIP is valued at the grant date using the ABB share price and Monte Carlo modeling, a mathematical technique that calculates a range of outcomes and the probability that they will occur. The model is an accepted simulation method under U.S. generally accepted accounting principles (U.S. GAAP – the accounting standard used by ABB).

Retention component

For the retention component in 2014, the reference grant size for the CEO was equivalent to 100 percent of base salary. The other EC members received a grant from a pool whose reference size was equivalent to 65 percent of their combined base salaries.

The reference grant size for the CEO and the pool for the other EC members for any particular launch can each be increased or decreased by the Board by up to 25 percent, based on an assessment of ABB's performance against its peers over the three years preceding the launch of the plan. In 2014, the Board assessed ABB's 2011–2013 performance on: revenue growth, cash return on invested capital, EBITDA margin, share price development, share price to earnings ratio, NPS development, integrity and safety performance.

Based on the strong NPS development, revenue growth and cash return ratios identified in the assessment, and on a significant improvement in integrity processes, the Board increased the reference grant size of the retention component in the 2014 LTIP launch by 22 percent in aggregate for all EC participants.

The Board allocated shares from this pool to each individual EC member, based on an assessment of their individual performance in 2013. The number of shares conditionally granted to EC members under LTIP during 2014 is included in Table 14 on page 64.

Other compensation

Members of the EC are eligible to participate in the Employee Share Acquisition Plan (ESAP), a savings plan based on stock options, which is open to employees around the world. Seven members of the EC participated in the 11th annual launch of the plan. EC members who participated in that launch are each entitled to acquire up to 480 ABB shares at 20.97 Swiss francs per share, the market share price at the start of that launch.

For a more detailed description of ESAP, please refer to "Note 18 Share-based payment arrangements" to ABB's Consolidated Financial Statements contained in the Financial review of ABB Group section of this Annual Report.

Compensation of former EC members

Furthermore, in 2014, certain former EC members received contractual compensation for the period after leaving the EC. The compensation included the base salary, benefits and short-term variable compensation for 2014. The compensation is shown gross (ie, before deduction of employee's social insurance and pension contributions) in Table 12 on page 63. Compensation to former EC members in 2013 is shown in Table 13 on page 63.

1.2.4 Share ownership and severance provisions

Share ownership requirement

To further strengthen the alignment of executives' interests with those of shareholders, EC members are required to build up a holding of ABB shares that is equivalent to a multiple of their base salary, as set out in Table 6.

Table 6: Share ownership requirements for EC members

Chief Executive Officer	5 × base salary
Other EC members	4 × base salary

Only shares owned by an EC member and the member's spouse are included in the share ownership calculation. Vested and unvested options are excluded.

As the level of the shareholding requirement is high relative to market practice, the Board has determined that members of the EC should aim to reach these multiples within five years of their appointment. The CC reviews the status of EC share ownership on an annual basis. It also reviews the required shareholding amounts annually, based on salary and expected share price developments.

Notice and severance provisions

Employment contracts for EC members contain notice periods of 12 months, during which they are entitled to compensation comprising their base salary, benefits and short-term variable compensation. Since January 1, 2013, contracts for new EC members no longer include a provision extending compensation for up to 12 additional months if their employment is terminated by ABB and if they do not find alternative employment within the notice period that pays at least 70 percent of their compensation. In accordance with Swiss law and ABB's Articles of Incorporation, the contracts for the other EC members will be amended in 2015 to exclude this provision.

1.3 Additional information about 2014

1.3.1 Additional compensation information

In 2014, ABB did not pay any fees or compensation to the members of the Board or the EC for services rendered to ABB other than those disclosed above. Except as disclosed in section 7 of the Corporate governance report, ABB did not pay any additional fees or compensation in 2014 to persons closely linked to a member of the Board or the EC for services rendered to ABB.

Except as disclosed in this Compensation report, ABB did not make any payments in 2014 to former members of the Board or the EC in connection with such roles.

Following the spirit of ABB's compensation policy, none of ABB's Board members, EC members or members of senior management receives "golden parachutes" or other special benefits in the event of a change of control. No loans or guarantees were granted to members of the Board or the EC in 2014.

1.3.2 Holdings of ABB shares

The members of the Board and EC owned less than 1 percent of ABB's total shares outstanding as of December 31, 2014.

Table 16 on page 66 shows the number of ABB shares held by each Board member as of December 31, 2014 and 2013. Except as described in this table, no member of the Board and no person closely linked to a member of the Board held any shares of ABB or options in ABB shares.

No additional fees and compensation; Board and EC owned <1% of ABB's shares

In 2014, ABB did not pay any additional fees or compensation to members of the Board or EC, to people closely linked with them, or to former members of the Board or EC in connection with such role. The members of the Board and EC owned less than 1 percent of ABB's shares at the end of 2014.

As of December 31, 2014, members of the EC held ABB shares (or American Depositary Shares – ADS – representing such shares), the conditional rights to receive shares under the LTIP, options (either vested or unvested as indicated) under the Management Incentive Plan (MIP), and unvested shares in respect of other compensation arrangements, as shown in Table 17 on page 67. Their holdings as of December 31, 2013, are shown in Table 18 on page 68.

Furthermore, as of December 31, 2014, members of the EC held Warrant Appreciation Rights (WARs) and conditionally granted ABB shares under the performance component of the LTIP 2014, 2013 and 2012, which at the time of vesting will be settled in cash, as shown in Table 19 on page 69. Their equivalent holdings as of December 31, 2013, are shown in Table 20 on page 70.

Members of the EC cannot participate in the MIP. Any MIP instruments held by EC members were awarded to them as part of the compensation they received in earlier roles that they held in ABB.

Except as described in tables 17–20, no member of the EC and no person closely linked to a member of the EC held any shares of ABB or options on ABB shares as of December 31, 2014 and 2013.

2. Revisions taking effect in 2015

Effective as of 2015, the Board is modifying ABB's compensation system to reflect valuable feedback from our stakeholders and to align it with the Next Level strategy presented in September 2014.

In addition changes were made to ABB's Articles of Incorporation at the 2014 AGM to reflect a change in Swiss law giving shareholders a greater say on Board and executive compensation. These changes include the right to elect the members of the CC as well as to approve the maximum aggregate amounts of Board and EC compensation.

2.1 Changes to compensation governance

Starting in 2015, the process for approval of maximum aggregate compensation of each of the Board and the EC will be as follows:

Table 7: Shareholders vote on maximum aggregate compensation of both Board and EC

	CEO	CC	Board	Shareholders
Board compensation				
Maximum aggregate compensation		→	→	- - →
Compensation of individual members		→	- - →	
EC compensation				
Maximum aggregate compensation		→	→	- - →
CEO compensation		→	- - →	
Compensation of other EC members	→	→	- - →	

→ Proposal
→ Recommendation
- - → Approval

The table shows the new levels of decision-making authority as of 2015. Up to and including 2014, the Board took the final decision on the level of compensation for its members and the EC, as illustrated in Tables 2 and 4 on pages 45 and 48.

The Board's proposals to shareholders at the 2015 AGM will relate to compensation in the 12 months following the AGM for the Board and in the calendar year 2016 for the EC. The Board will propose a fixed level of compensation for its own members. For the EC, the Board will propose a compensation package in which some components are dependent on performance.

The EC's maximum aggregate compensation for 2016 will consist of the total base salary and benefits of its members, the maximum possible payout of the short-term variable compensation component, and the value of the maximum possible LTIP grant calculated according to the method described in Section 1.2.3.

Shareholders will have a non-binding, consultative vote on the compensation report for 2014.

2.2 Changes to executive compensation structure

2.2.1 Guiding principles

The new executive compensation system is designed to support the achievement of financial targets and improvements in key operations, and to drive focused change and the related leadership behaviors required.

To help achieve these goals, the Board has further developed ABB's key principles of executive compensation:

- *Linked and balanced:* Compensation is linked to the Next Level strategy and performance through ambitious objectives, robust performance monitoring and a sound balance between Group and individual performance

Stronger linkage of pay to performance

The Board has adapted executive compensation to take into account feedback from stakeholders and align performance objectives with those of the company's Next Level strategy. All performance metrics support the interest of shareholders by driving earnings per share and cash return on invested capital.

- *Competitive:* Annual base salaries of top management are set between the market median and upper quartile in order to attract suitable talent
- *Performance driven:* Ambitious objectives are set in ABB's planning processes, and variable pay is aimed at the upper quartile level when these objectives are met
- *Comprehensive KPIs:* All performance metrics support the development of earnings per share and cash return on invested capital, and cover financial, operational, change and behavioral performance
- *Market tested:* Compensation mix and levels are tested annually against benchmarks that include selected ABB peers and appropriate markets in which the company operates

These principles represent an evolution of the principles that governed executive compensation at ABB until 2014 (see Section 1.2.1), and their adaptation to the requirements of the company's new strategic objectives.

2.2.2 Compensation link with Next Level strategy and performance

Following the revision of the key principles of executive compensation, the Board has changed the design of certain elements to strengthen the focus on performance that directly supports the Next Level strategy's goals. The system therefore places greater emphasis on an individual's objectives than in the past, and introduces a broader set of performance metrics (see Chart 4). These changes will help management ensure that the results are achieved in a sustainable way.

Base salary

The annual review of individual performance assesses each EC member's results and behavior with respect to the Next Level strategy's objectives.

Short-term variable compensation

Formerly based entirely on ABB Group's performance, short-term variable compensation for each EC member will from 2015 be based on a balance between the Group's results and the member's individual performance. The change reflects the Board's aim to align incentives more closely to the role of each EC member in implementing the Next Level strategy in his or her areas of responsibility, to strengthen rewards for outstanding individual performance, and to achieve a better balance in compensation between company and individual performance.

Individual objectives will cover key performance indicators that go beyond the Group's results. They will include metrics that help the management to assess whether the results are achieved in a sustainable way, and with the appropriate processes and changes required to deliver the intended long-term results. These individual objectives will include the following types of objectives aligned with the Next Level strategy:

Financial	Operational
eg, drivers of earnings per share and cash return on invested capital	eg, improvements in costs, cash, customer satisfaction and safety

Change	Leadership
eg, contribution to implementation of the Next Level strategy and its attendant change programs	eg, behavior that supports strategic direction

Chart 4: Short-term variable compensation linked to clearly defined objectives

	Performance measures
Group objectives	4–6 parameters (eg, orders received, revenues, EBITA, operational cash flow)
Individual objectives	– Additional financial objective – Operational execution metrics – Goals under change programs – Leadership objectives


Payout %
150%
100%
50%
0%
Above target payout calculated, not discretionary
Lower threshold (no payout)
On target point for 100% payout
Performance

The short-term variable compensation component will be based on a balance between Group and individual performance as of 2015. Payout, if any, is proportional to the calculated performance up to the level at which it is capped.

Payment will continue to be conditional on the fulfillment of predefined annual objectives that are specific and challenging. Performance that is below these objectives results in a lower payout, or none at all if performance is below a certain threshold. If the objectives are exceeded, the payout may be up to 50 percent higher. However, the short-term variable compensation payout for 2015 will be directly proportional to the degree of performance achieved up to the level at which it is capped. Previously, the size of the payout for exceeding the objectives was at the Board's discretion, up to the cap of 150 percent.

Long-term variable compensation

ABB has also revised the structure of LTIP, starting with the plan to be launched in 2015, to improve the emphasis on performance measures (see Table 8 on page 57).

Performance component 1 (P1)

The size of this component at the grant date will continue to depend on ABB's performance in the preceding three years and on the individual's performance in the preceding year, but its weighting has been reduced to 50 percent from 60 percent. The vesting of this component is subject to ABB achieving a net income threshold in the financial year prior to the year in which the plan vests.

This component will continue to be settled in shares (70 percent) and cash (30 percent), although beneficiaries can elect to receive 100 percent in shares.

Performance component 2 (P2)

The component based on earnings-per-share performance has been given a larger weighting of 50 percent (previously 40 percent).

This component, previously settled in cash, will be settled in shares (70 percent) and cash (30 percent), although beneficiaries can elect to receive 100 percent in shares, to further strengthen the alignment of EC members' interests with those of shareholders.

Table 8: LTIP components with increased emphasis on performance

Design up to 2014	Retention component...	Performance component...
Weighting	60%	40%
Delivery	Shares and cash	Cash
Design as of 2015	**... becomes Performance component 1 (P1)**	**... becomes Performance component 2 (P2)**
Weighting	50%	50%
Delivery	Shares and cash	Shares and cash

As of 2015 the weighting of the component based on EPS performance has been increased and a net income threshold has been introduced for the other component. More of the LTIP will be settled in shares to better align the interests of EC members with those of shareholders.

2.2.3 Illustration of compensation amounts in 2014, 2015 and 2016

Relative size of compensation components

The components of EC compensation can vary in size. Chart 5 shows the relative proportions of the components under minimum, target and maximum scenarios under the revised EC compensation system taking effect in 2015.

Chart 5: Size of compensation components under different scenarios



Minimum
Target
Maximum
Payout
Base salary and benefits
100%
Base salary and benefits are generally stable.
Short-term variable compensation
0%
100%
150%
There will be no payout of this component if performance is below threshold in all performance criteria. When performance exceeds targets, this component is capped at 150% of the targeted amount.
Conditional grant
Long-term variable compensation
87.5%
100%
112.5%
The reference grant size of half of the LTIP (Performance component 1) may be increased or decreased by 25% depending on ABB's performance in the preceding three years. Consequently, the total fair value at grant of ABB's LTIP may vary from 87.5% to 112.5% of the fair value of the unadjusted reference grant size. However, the ultimate payout on vesting depends on meeting the performance criteria of the plan.

Chart 6: Overview of considerations in calculation of maximum aggregate EC compensation


2014
2015
2016
Aggregate EC compensation in Swiss francs (millions)
38.7
39.3
46.3
xx
xx
Factor in normal salary increases and addition of 1 EC member
Factor in normal salary increases
Actual
Target
Maximum
Maximum
Maximum
11 EC members
12 EC members
Assumptions

Assumptions	2014 Actual	2014 Target	2014 Maximum	2015 Maximum	2016 Maximum
Short-term variable compensation payout percentage		100%	150%	150%	150%
Adjustment of LTIP retention component (2014) and performance component 1 (P1) (2015, 2016).		0%	+25%	+25%	+25%

Considerations in shareholder proposal

Chart 6 illustrates the considerations in the proposal for the maximum aggregate compensation for the EC for 2016, which will be submitted to shareholders for their approval at the 2015 AGM.

The maximum aggregate compensation amount submitted to shareholders for approval will almost always be higher than the actual payout, as it must cover the potential maximum value of each component of compensation.

2.3 Responding to shareholder expectations

The new design of executive compensation described above is the outcome of a thorough review of stakeholder expectations undertaken by the CC and the Board. It takes into account the feedback provided in dialogue with stakeholders as well as the goals of a new strategy fully focused on delivering value for shareholders in the form of higher earnings per share and cash return on invested capital.

Our independent consultant and the use of benchmarks have helped to ensure that the revised system is also well-aligned with practices at ABB's peers and other companies of similar size operating in comparable markets.



Chart 7: Shareholders will have three separate votes on compensation at 2015 AGM


Board compensation
Binding vote on maximum aggregate compensation for Board in 2015 – 2016 term of office
EC compensation
Binding vote on maximum aggregate compensation for EC in 2016
Compensation report
Non-binding vote on 2014 compensation report
2014
2015
2016
April AGM
April AGM
April AGM
Compensation period
Date of vote

At the 2015 AGM there will be separate binding votes on maximum aggregate compensation for the Board in its 2015–2016 term of office and on maximum aggregate compensation for the EC in 2016. There will also be a non-binding vote on the 2014 Compensation report.

With its stronger emphasis on performance, on a balance of Group and individual objectives, on behavioral change and on metrics that directly reflect the Next Level strategy's goals, the Board believes that the new system of executive compensation is fully aligned with the interests of ABB's shareholders.

Finally, the Swiss Ordinance against Excessive Remuneration in Listed Companies Limited by Shares means ABB's shareholders will have greater influence on compensation, as illustrated by Chart 7 above.

3. Compensation and share ownership tables

Table 9: Board compensation in 2014 and 2013

Name/Function	Paid in 2014					Paid in 2013				
	November Board term 2014–2015		May Board term 2013–2014			November Board term 2013–2014		May Board term 2012–2013		
	Settled in cash[1]	Settled in shares – number of shares received[2]	Settled in cash[1]	Settled in shares – number of shares received[2]	Total compensation paid in 2014[3][4][5]	Settled in cash[1]	Settled in shares – number of shares received[2]	Settled in cash[1]	Settled in shares – number of shares received[2]	Total compensation paid in 2013[4][5]
	(CHF)		(CHF)		(CHF)	(CHF)		(CHF)		(CHF)
Hubertus von Grünberg[6] *Chairman of the Board*	–	20,976	–	19,563	1,200,000	–	19,616	–	19,739	1,200,000
Roger Agnelli[7] *Member of the Board*	82,500	2,779	75,000	2,359	315,000	75,000	2,419	75,000	2,442	300,000
Matti Alahuhta[6][8] *Member of the Board*	80,000	2,912	–	–	160,000	–	–	–	–	–
Louis R. Hughes[7] *Member of the Board and Chairman of the Finance, Audit and Compliance Committee*	100,000	3,417	100,000	3,172	400,000	100,000	3,233	100,000	3,264	400,000
Hans Ulrich Märki[9][10] *Member of the Board and Chairman of the Governance, Nomination and Compensation Committee*	–	–	–	8,229	200,000	–	8,966	–	9,018	400,000
Michel de Rosen[9][11] *Member of the Board and Chairman of the Compensation Committee*	87,500	3,185	75,000	2,547	325,000	75,000	2,629	75,000	2,646	300,000
Michael Treschow[6][9][11] *Member of the Board and Chairman of the Governance and Nomination Committee*	95,000	3,458	75,000	2,547	340,000	75,000	2,629	75,000	2,647	300,000
Jacob Wallenberg[7] *Member of the Board*	82,500	3,003	75,000	2,547	315,000	75,000	2,629	75,000	2,647	300,000
Ying Yeh[9][11] *Member of the Board*	80,000	2,736	75,000	2,391	310,000	75,000	2,460	75,000	2,474	300,000
Total	**607,500**	**42,466**	**475,000**	**43,355**	**3,565,000**	**475,000**	**44,581**	**475,000**	**44,877**	**3,500,000**

[1] Represents gross amounts paid, prior to deductions for social security, withholding tax etc.
[2] Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.
[3] For the 2014–2015 Board term, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hubertus von Grünberg who elected to receive 100%.
[4] For the 2013–2014 and 2012–2013 Board terms, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hubertus von Grünberg and Hans Ulrich Märki who elected to receive 100%.
[5] In addition to the Board remuneration stated in the above table, the Company paid in 2014 and 2013, CHF 664,870 and CHF 147,290, respectively, in related social security payments. The increase in 2014 compared to 2013 was primarily related to the reassessment and settlement of social security payments in various jurisdictions.
[6] Member of the Governance and Nomination Committee since April 30, 2014.
[7] Member of the Finance, Audit and Compliance Committee.
[8] Elected as new Board member at ABB Ltd AGM on April 30, 2014.
[9] Member of the Governance, Nomination and Compensation Committee until April 30, 2014.
[10] Did not stand for re-election at ABB Ltd AGM on April 30, 2014.
[11] Member of the Compensation Committee since April 30, 2014.

Table 10: EC compensation in 2014

Name	Base salary	Short-term variable compensation[1]	Pension benefits	Other benefits[2]	2014 Total cash-based compensation	Estimated value of share-based grants under the LTIP in 2014[3]	2014 Total (incl. conditional share-based grants)
	(CHF)	(CHF)	(CHF)	(CHF)	**(CHF)**	(CHF)	**(CHF)**
Ulrich Spiesshofer[4]	1,600,004	2,059,200	265,325	633,857	4,558,386	3,020,437	7,578,823
Eric Elzvik	850,007	729,300	264,591	287,769	2,131,667	991,551	3,123,218
Jean-Christophe Deslarzes	850,007	729,300	251,106	280,473	2,110,886	991,551	3,102,437
Diane de Saint Victor	1,000,001	858,000	287,455	410,421	2,555,877	1,166,531	3,722,408
Frank Duggan[5]	748,145	641,908	328,518	607,503	2,326,074	894,155	3,220,229
Greg Scheu[6]	792,670	680,111	7,719	192,980	1,673,480	849,085	2,522,565
Pekka Tiitinen	700,001	600,600	228,045	192,747	1,721,393	816,592	2,537,985
Tarak Mehta	794,426	686,400	235,777	622,037	2,338,640	1,053,812	3,392,452
Veli-Matti Reinikkala	770,006	660,660	275,328	303,877	2,009,871	898,250	2,908,121
Bernhard Jucker	969,009	831,402	291,729	510,281	2,602,421	1,250,933	3,853,354
Claudio Facchin	700,001	600,600	236,951	263,397	1,800,949	937,166	2,738,115
Total current Executive Committee members as of Dec. 31, 2014	**9,774,277**	**9,077,481**	**2,672,544**	**4,305,342**	**25,829,644**	**12,870,063**	**38,699,707**

[1] Represents accruals of the short-term variable compensation for the year 2014 for all EC members, which will be paid in 2015, after the publication of the financial results. Short-term variable compensation is linked to the objectives defined in the ABB Group's scorecard. Upon full achievement of these objectives, the short-term variable compensation of the CEO corresponds to 150 percent of his base salary, while for all other EC members it represents 100 percent of their respective base salary.

[2] Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.

[3] At the day of vesting (August 12, 2017), the value of the share-based awards granted under the LTIP may vary from the above numbers due to changes in ABB's share price and the outcome of the performance (earnings per share) parameter. The LTIP is also subject to service conditions. The estimated values have been calculated using the market value of the ABB share on the day of grant and additionally, in the case of the performance component of the LTIP, the Monte Carlo simulation model.

[4] The above compensation figures for Ulrich Spiesshofer represent compensation in respect to his first full calendar year of service as CEO. His annual base salary remained unchanged at CHF 1,600,000.

[5] Frank Duggan received 20 percent of his base salary in AED and 80 percent in EUR at a fixed AED/EUR exchange rate for the period January to December 2014. All AED amounts were converted into Swiss francs at a rate of CHF 0.2694219 per AED.

[6] Greg Scheu received 100 percent of his base salary in USD. All USD amounts were converted into Swiss francs using a rate of CHF 0.9896 per USD.

Table 11: EC compensation in 2013

Name	Base salary	Short-term variable compensation[1]	Pension benefits	Other benefits[2]	2013 Total cash-based compensation	Estimated value of share-based grants under the LTIP in 2013[3]	Estimated value of replacement and special share-based grants in 2013[3]	2013 Total (incl. conditional share-based grants)
	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)
Ulrich Spiesshofer (appointed CEO as of September 15, 2013)[4]	1,097,346	1,336,375	247,293	232,225	2,913,239	2,859,135	–	5,772,374
Eric Elzvik (joined the EC on February 1, 2013)	779,173	779,167	238,437	228,478	2,025,255	981,672	–	3,006,927
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)[5]	107,938	108,611	20,557	26,576	263,682	991,307	3,381,127	4,636,116
Diane de Saint Victor[6]	1,000,001	1,000,000	283,181	196,137	2,479,319	1,154,907	3,142,500	6,776,726
Frank Duggan[7]	666,322	676,257	322,308	634,447	2,299,334	910,437	–	3,209,771
Greg Scheu[8]	731,259	742,500	251,428	341,149	2,066,336	881,952	–	2,948,288
Pekka Tiitinen (joined the EC on September 15, 2013)	206,508	206,111	55,892	49,545	518,056	801,222	–	1,319,278
Tarak Mehta	760,424	766,500	230,159	363,814	2,120,897	910,437	–	3,031,334
Veli-Matti Reinikkala	770,006	770,000	270,799	204,648	2,015,453	585,598	–	2,601,051
Bernhard Jucker	965,842	969,000	287,455	239,366	2,461,663	1,246,516	–	3,708,179
Claudio Facchin (joined the EC on December 1, 2013)	58,334	58,334	19,373	3,790	139,831	816,396	–	956,227
Total current Executive Committee members as of Dec. 31, 2013	**7,143,153**	**7,412,855**	**2,226,882**	**2,520,175**	**19,303,065**	**12,139,579**	**6,523,627**	**37,966,271**
Joe Hogan (CEO until September 15, 2013)[9]	1,423,758	2,135,625	207,007	948,293	4,714,683	–	–	4,714,683
Michel Demaré (CFO until January 31, 2013)[9]	100,001	100,000	23,154	9,618	232,773	–	–	232,773
Gary Steel (EC member until November 15, 2013)[9]	704,376	704,375	255,253	202,724	1,866,728	–	–	1,866,728
Prith Banerjee (EC member until May 31, 2013)[9]	291,667	218,750	101,173	233,192	844,782	–	–	844,782
Brice Koch (EC member until November 30, 2013)[9]	773,285	776,050	221,812	249,888	2,021,035	1,005,590	–	3,026,625
Total former Executive Committee members as of Dec. 31, 2013	**3,293,087**	**3,934,800**	**808,399**	**1,643,715**	**9,680,001**	**1,005,590**	**–**	**10,685,591**
Total	**10,436,240**	**11,347,655**	**3,035,281**	**4,163,890**	**28,983,066**	**13,145,169**	**6,523,627**	**48,651,862**

[1] Represents accruals of the short-term variable compensation for the year 2013 for all EC members, except for Prith Banerjee, who received, in May 2013, a pro-rata short-term variable compensation payment covering his period of service as an EC member in 2013. For all other EC members, the short-term variable compensation was paid in 2014, after the publication of the final results. Short-term variable compensation is linked to the objectives defined in the ABB Group's scorecard. Upon full achievement of these objectives, the short-term variable compensation of the CEO corresponds to 150 percent of his base salary, while for all other EC members it represents 100 percent of their respective base salary.

[2] Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.

[3] At the day of vesting (June 5, 2016), the value of the share-based awards granted under the LTIP may vary from the above numbers due to changes in ABB's share price and the outcome of the performance (earnings per share) parameter. The LTIP is also subject to service conditions, while the other share-based awards are subject to service and/or other conditions. The above amounts have been calculated using the market value of the ABB share on the day of grant and additionally, in the case of the performance component of the LTIP, the Monte Carlo simulation model.

[4] The above compensation figures for Ulrich Spiesshofer represent compensation for the period January 1 to September 14, 2013, in his capacity as Head of the Discrete Automation and Motion division and thereafter as Chief Executive Officer. His annual base salary as CEO is CHF 1,600,000.

[5] Jean-Christophe Deslarzes received a replacement share grant of 144,802 shares for foregone benefits with his previous employer, representing a grant date fair value of CHF 3,381,127. Of the total, 78,983 shares vest on November 15, 2016, while 65,819 shares vest on November 15, 2018.

[6] Diane de Saint Victor received a special retention share grant of 150,000 shares representing a grant date fair value of CHF 3,142,500. The shares vest on December 31, 2015.

[7] Frank Duggan received 20 percent of his base salary in AED and 80 percent in EUR at a fixed AED/EUR exchange rate for the period January to December 2013. All AED amounts were converted into Swiss francs at a rate of CHF 0.2422914 per AED.

[8] On May 16, 2013, Greg Scheu received a special bonus of CHF 168,750, which was settled in shares (7,942 shares).

[9] The compensation of former EC members was for their period of service as an EC member during 2013.

Table 12: Compensation to former EC members in 2014

Name	Base salary	Short-term variable compensation[1]	Pension benefits	Other benefits[2]	2014 Total cash-based compensation
	(CHF)	(CHF)	(CHF)	(CHF)	**(CHF)**
Joe Hogan (CEO until September 15, 2013)[3]	502,503	753,750	74,194	1,126,823	2,457,270
Michel Demaré (CFO until January 31, 2013)[4]	–	–	–	186,950	186,950
Gary Steel (EC member until November 15, 2013)[4]	422,515	–	121,549	402,535	946,599
Brice Koch (EC member until November 30, 2013)[4]	33,785	35,250	20,547	179,815	269,397
Prith Banerjee (EC member until May 31, 2013)[5]	–	–	–	2,700	2,700
Total	**958,803**	**789,000**	**216,290**	**1,898,823**	**3,862,916**

[1] The short-term variable compensation was paid in 2014 at the time of departure from ABB.
[2] Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.
[3] The compensation of Joe Hogan was for the period January 1 to March 31, 2014, during which he was acting as a Senior Adviser to the ABB Board.
[4] The compensation of Michel Demaré, Gary Steel and Brice Koch represents contractual obligations of ABB to those individuals in 2014, up to the time of their departure from ABB.
[5] Prith Banerjee received tax advice related to his period of employment with ABB.

Table 13: Compensation to former EC members in 2013

Name	Base salary	Short-term variable compensation[1]	Pension benefits	Other benefits[2]	2013 Total cash-based compensation
	(CHF)	(CHF)	(CHF)	(CHF)	**(CHF)**
Joe Hogan (CEO until September 15, 2013)[3]	586,253	879,375	85,239	323,314	1,874,181
Michel Demaré (CFO until January 31, 2013)[4]	1,100,006	1,100,000	255,549	428,053	2,883,608
Gary Steel (EC member until November 15, 2013)[4]	100,626	100,625	36,465	14,276	251,992
Brice Koch (EC member until November 30, 2013)[4]	70,551	70,550	20,174	34,447	195,722
Total	**1,857,436**	**2,150,550**	**397,427**	**800,090**	**5,205,503**

[1] The short-term variable compensation was paid in 2014, after the publication of the financial results.
[2] Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.
[3] The above compensation figures of Joe Hogan represent compensation for the period September 16 to December 31, 2013, during which he was acting as a Senior Adviser to the ABB Board.
[4] The above compensation figures of Michel Demaré, Gary Steel and Brice Koch represent contractual compensation for the period following their departure from the EC up to December 31, 2013.

Table 14: LTIP grants in 2014

Name	Reference number of shares under the performance component of the 2014 launch of the LTIP[1][4]	Total estimated value of share-based grants under the performance component of the LTIP in 2014[2] (CHF)	Number of retention shares granted under the 2014 launch of the LTIP[1][3]	Total estimated value of share-based grants under the retention component of the LTIP in 2014[2] (CHF)	Total number of shares granted under the 2014 launch of the LTIP[1]	Total estimated value of share-based grants under the LTIP in 2014[2] (CHF)
Ulrich Spiesshofer	51,489	1,110,670	93,846	1,909,767	145,335	3,020,437
Eric Elzvik	17,147	369,878	30,549	621,673	47,696	991,551
Jean-Christophe Deslarzes	17,147	369,878	30,549	621,673	47,696	991,551
Diane de Saint Victor	20,173	435,152	35,940	731,379	56,113	1,166,531
Frank Duggan	15,463	333,553	27,548	560,602	43,011	894,155
Greg Scheu	14,684	316,749	26,159	532,336	40,843	849,085
Pekka Tiitinen	14,122	304,626	25,158	511,966	39,280	816,592
Tarak Mehta	16,139	348,135	34,677	705,677	50,816	1,053,812
Veli-Matti Reinikkala	15,534	335,084	27,674	563,166	43,208	898,250
Bernhard Jucker	19,548	421,670	40,750	829,263	60,298	1,250,933
Claudio Facchin	14,122	304,626	31,083	632,540	45,205	937,166
Total Executive Committee members as of December 31, 2014	**215,568**	**4,650,021**	**403,933**	**8,220,042**	**619,501**	**12,870,063**

[1] Vesting date August 12, 2017.
[2] The shares of the performance component are valued using the market value of the ABB share on the grant date and the Monte Carlo simulation model. The estimated value applied to the shares of the retention component represents the market value of the ABB share on the grant date of the award.
[3] The LTIP foresees delivering 30 percent of the value of the vested retention shares in cash. However, participants have the possibility to elect upon vesting to receive 100 percent of the vested award in shares.
[4] The vested performance component under the plan, if any, will be fully settled in cash. The plan foresees a maximum payout of 200 percent of the number of reference shares, based on the weighted cumulative EPS performance against predefined objectives.

In addition to the above awards, seven members of the EC participated in the 11th launch of ESAP which will allow them to save over a 12-month period and, in November 2015, use their savings to acquire ABB shares under the ESAP. All EC members who participated in ESAP are each entitled to acquire up to 480 ABB shares at an exercise price of CHF 20.97 per share.

No parties related to any of the EC members received any fees or remuneration for services rendered to ABB, other than on an arm's length basis. A related party includes a spouse, children below the age of 18, legal or natural persons acting as a fiduciary and legal entities controlled by a member of the EC.

No loans or guarantees were granted to EC members in 2014.

Table 15: LTIP grants in 2013

Name	Reference number of shares under the performance component of the 2013 launch of the LTIP[1][4]	Total estimated value of share-based grants under the performance component of the LTIP in 2013[2] (CHF)	Number of retention shares granted under the 2013 launch of the LTIP[1][3]	Total estimated value of share-based grants under the retention component of the LTIP in 2013[2] (CHF)	Total number of shares granted under the 2013 launch of the LTIP[1]	Total estimated value of share-based grants under the LTIP in 2013[2] (CHF)
Ulrich Spiesshofer (appointed as CEO as of September 15, 2013)	50,024	1,172,858	78,395	1,686,277	128,419	2,859,135
Eric Elzvik (joined the EC on February 1, 2013)	16,659	422,926	27,071	558,746	43,730	981,672
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	16,659	393,579	27,071	597,728	43,730	991,307
Diane de Saint Victor	19,599	497,564	31,848	657,343	51,447	1,154,907
Frank Duggan	15,023	381,392	25,632	529,045	40,655	910,437
Greg Scheu	14,553	369,460	24,830	512,492	39,383	881,952
Pekka Tiitinen (joined the EC on September 15, 2013)	13,720	321,678	22,294	479,544	36,014	801,222
Tarak Mehta	15,023	381,392	25,632	529,045	40,655	910,437
Veli-Matti Reinikkala	15,091	383,119	9,810	202,479	24,901	585,598
Bernhard Jucker	18,992	482,154	37,033	764,362	56,025	1,246,516
Claudio Facchin (joined the EC on December 1, 2013)	13,720	324,144	22,294	492,252	36,014	816,396
Total Executive Committee members as of December 31, 2013	**209,063**	**5,130,266**	**331,910**	**7,009,313**	**540,973**	**12,139,579**
Brice Koch (EC member until November 30, 2013)[5]	16,593	421,250	28,311	584,340	44,904	1,005,590
Total former Executive Committee members as of December 31, 2013	**16,593**	**421,250**	**28,311**	**584,340**	**44,904**	**1,005,590**
Total	**225,656**	**5,551,516**	**360,221**	**7,593,653**	**585,877**	**13,145,169**

[1] Vesting date June 5, 2016.
[2] The shares of the performance component are valued using the market value of the ABB share on the grant date and the Monte Carlo simulation model. The estimated value applied to the shares of the retention component represents the market value of the ABB share on the grant date of the award.
[3] The LTIP foresees to deliver 30 percent of the value of the vested retention shares in cash. However, participants have the possibility to elect upon vesting to receive 100 percent of the vested award in shares.
[4] The vested performance component under the plan, if any, will be fully settled in cash. The plan foresees a maximum payout of 200 percent of the number of reference shares, based on the weighted cumulative EPS performance against predefined objectives.
[5] In connection with his resignation from ABB, Brice Koch forfeited all unvested share grants under the LTIP.

In addition to the above awards, nine members of the EC participated in the 10th launch of ESAP allowing them to save over a 12-month period and, in November 2014, use their savings to acquire ABB shares under the ESAP. All EC members who participated in ESAP were each entitled to acquire up to 440 ABB shares at an exercise price of CHF 22.90 per share. In addition, in accordance with the terms and conditions of the 10th launch of ESAP, each participant would receive one share free of charge for every 10 shares purchased.

No parties related to any of the EC members received any fees or remuneration for services rendered to ABB, other than on an arm's length basis. A related party includes a spouse, children below the age of 18, legal or natural persons acting as a fiduciary and legal entities controlled by a member of the EC.

No loans or guarantees were granted to members of the EC in 2013.

Table 16: Board ownership of ABB shares

Name	Total number of shares held	
	December 31, 2014	December 31, 2013
Hubertus von Grünberg	253,264	212,725
Roger Agnelli	170,671	165,533
Matti Alahuhta[1]	17,912	–
Louis R. Hughes	72,742	70,425
Hans Ulrich Märki[2]	–	428,176
Michel de Rosen	139,602	133,870
Michael Treschow	108,787	102,782
Jacob Wallenberg[3]	185,708	180,158
Ying Yeh	18,970	13,843
Total	**967,656**	**1,307,512**

[1] Matti Alahuhta was elected to the Board at the AGM in April 2014.
[2] Hans Ulrich Märki left the Board at the end of the 2013–2014 term of office.
[3] Share amounts provided in the section do not include the shares beneficially owned by Investor AB, of which Mr Wallenberg is chairman.

Table 17: EC ownership of ABB shares and options as of December 31, 2014

Name	Total number of shares held	Vested at Dec. 31, 2014: Number of vested options held under the MIP[1]	Unvested at December 31, 2014: Number of unvested options held under the MIP[1] (vesting 2015)	Retention shares deliverable under the 2012 retention component of the LTIP[2] (vesting 2015)	Retention shares deliverable under the 2013 retention component of the LTIP[2] (vesting 2016)	Retention shares deliverable under the 2014 retention component of the LTIP[2] (vesting 2017)	Replacement share grant for foregone benefits from former employer[3] (vesting 2016 and 2018)	Special retention share grant[3] (vesting 2015)
Ulrich Spiesshofer	241,943	–	–	67,293	78,395	93,846	–	–
Eric Elzvik	23,768	422,625	287,500	–	27,071	30,549	–	–
Jean-Christophe Deslarzes	–	–	–	–	27,071	30,549	144,802	–
Diane de Saint Victor	286,773	–	–	38,673	31,848	35,940	–	150,000
Frank Duggan	97,607	212,500	–	35,289	25,632	27,548	–	–
Greg Scheu[4]	63,137	221,375	–	29,664	24,830	26,159	–	–
Pekka Tiitinen	8,000	422,625	–	12,041	22,294	25,158	–	–
Tarak Mehta	91,275	–	–	35,289	25,632	34,677	–	–
Veli-Matti Reinikkala	176,119	–	–	37,223	9,810	27,674	–	–
Bernhard Jucker	235,702	–	–	45,924	37,033	40,750	–	–
Claudio Facchin	9,903	–	–	17,598	22,294	31,083	–	–
Total Executive Committee members as of Dec. 31, 2014	**1,234,227**	**1,279,125**	**287,500**	**318,994**	**331,910**	**403,933**	**144,802**	**150,000**

[1] Options may be sold or exercised/converted into shares at the ratio of 5 options for 1 share.
[2] The LTIP foresees delivering 30 percent of the value of the vested retention shares in cash. However, participants have the possibility to elect to receive 100 percent of the vested award in shares.
[3] The Replacement share grant and the Special retention share grant foresee delivering 30 percent of the value of the vested shares in cash. However, under both awards participants have the possibility to elect to receive 100 percent of the vested award in shares.
[4] Total number of shares held includes 32 shares held by children.

Table 18: EC ownership of ABB shares and options as of December 31, 2013

		Vested at Dec. 31, 2013	Unvested at December 31, 2013							
Name	Total number of shares held	Number of vested options and warrants held under the MIP[1]	Number of unvested options held under the MIP[1]	Number of unvested options held under the MIP[1]	Retention shares deliverable under the 2011 retention component of the LTIP[2]	Retention shares deliverable under the 2012 retention component of the LTIP[2]	Retention shares deliverable under the 2013 retention component of the LTIP[2]	Shares deliverable under the one-time 2012 AIEP[2]	Replacement share grant for foregone benefits from former employer[3]	Special retention share grant[3]
			(vesting 2014)	(vesting 2015)	(vesting 2014)	(vesting 2015)	(vesting 2016)	(vesting 2014)	(vesting 2016 and 2018)	(vesting 2015)
Ulrich Spiesshofer (appointed CEO as of September 15, 2013)	148,179	–	–	–	31,104	67,293	78,395	72,603	–	–
Eric Elzvik (joined the EC on February 1, 2013)	23,284	201,250	221,375	287,500	–	–	27,071	–	–	–
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	–	–	–	–	–	–	27,071	–	144,802	–
Diane de Saint Victor	201,707	–	–	–	26,359	38,673	31,848	66,380	–	150,000
Frank Duggan	26,389	422,215	–	–	21,326	35,289	25,632	62,232	–	–
Greg Scheu[4]	7,974	201,250	221,375	–	–	29,664	24,830	56,008	–	–
Pekka Tiitinen (joined the EC on September 15, 2013)	5,500	603,750	221,375	–	–	12,041	22,294	–	–	–
Tarak Mehta	24,670	–	–	–	24,211	35,289	25,632	60,572	–	–
Veli-Matti Reinikkala	137,388	–	–	–	18,517	37,223	9,810	63,891	–	–
Bernhard Jucker	154,050	–	–	–	27,753	45,924	37,033	78,827	–	–
Claudio Facchin (joined the EC on December 1, 2013)	1,883	–	–	–	11,458	17,598	22,294	–	–	–
Total Executive Committee members as of Dec. 31, 2013	**731,024**	**1,428,465**	**664,125**	**287,500**	**160,728**	**318,994**	**331,910**	**460,513**	**144,802**	**150,000**

[1] Warrants and options may be sold or exercised/converted into shares at the ratio of 5 warrants/options for 1 share.
[2] The LTIP foresees delivering 30 percent of the value of the vested retention shares in cash, while the Acquisition Integration Execution Plan (AIEP) foresees delivering 30 percent of the value of the vested shares in cash. However, under both plans participants have the possibility to elect to receive 100 percent of the vested award in shares.
[3] The Replacement share grant and the Special retention share grant foresee delivering 30 percent of the value of the vested shares in cash. However, under both awards participants have the possibility to elect to receive 100 percent of the vested award in shares.
[4] Total number of shares held includes 32 shares held by children.

Table 19: EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2014

Name	Vested at Dec. 31, 2014	Unvested at December 31, 2014		
	Number of fully vested WARs held under the MIP	Reference number of shares under the performance component of the 2012 launch of the LTIP	Reference number of shares under the performance component of the 2013 launch of the LTIP	Reference number of shares under the performance component of the 2014 launch of the LTIP
		(vesting 2015)	(vesting 2016)	(vesting 2017)
Ulrich Spiesshofer	–	22,588	50,024	51,489
Eric Elzvik	201,250	–	16,659	17,147
Jean-Christophe Deslarzes	–	–	16,659	17,147
Diane de Saint Victor	–	20,652	19,599	20,173
Frank Duggan	–	18,845	15,023	15,463
Greg Scheu	–	17,425	14,553	14,684
Pekka Tiitinen	–	6,950	13,720	14,122
Tarak Mehta	–	18,845	15,023	16,139
Veli-Matti Reinikkala	–	19,878	15,091	15,534
Bernhard Jucker	–	24,524	18,992	19,548
Claudio Facchin	387,500	10,665	13,720	14,122
Total Executive Committee members as of December 31, 2014	588,750	160,372	209,063	215,568

Table 20: EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2013				
	Vested at Dec. 31, 2013	Unvested at December 31, 2013		
Name	Number of fully vested WARs held under the MIP	Maximum number of conditionally granted shares under the performance component of the 2011 launch of the LTIP	Reference number of shares under the performance component of the 2012 launch of the LTIP	Reference number of shares under the performance component of the 2013 launch of the LTIP
		(vesting 2014)	(vesting 2015)	(vesting 2016)
Ulrich Spiesshofer (appointed CEO as of September 15, 2013)	–	15,460	22,588	50,024
Eric Elzvik (joined the EC on February 1, 2013)	434,380	–	–	16,659
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	–	–	–	16,659
Diane de Saint Victor	–	14,194	20,652	19,599
Frank Duggan	–	13,780	18,845	15,023
Greg Scheu	–	–	17,425	14,553
Pekka Tiitinen (joined the EC on September 15, 2013)	–	–	6,950	13,720
Tarak Mehta	–	12,516	18,845	15,023
Veli-Matti Reinikkala	–	11,965	19,878	15,091
Bernhard Jucker	–	17,933	24,524	18,992
Claudio Facchin (joined the EC on December 1, 2013)	675,000	7,639	10,665	13,720
Total Executive Committee members as of December 31, 2013	**1,109,380**	**93,487**	**160,372**	**209,063**

Report of the statutory auditor on the Compensation report

To the General Meeting of ABB Ltd, Zurich

We have audited pages 60–70 of the accompanying Compensation report dated March 5, 2015 of ABB Ltd, for the year ended December 31, 2014.

Responsibility of the Board of Directors

The Board of Directors is responsible for the preparation and overall fair presentation of the Compensation report in accordance with Swiss law and the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance). The Board of Directors is also responsible for designing the compensation system and defining individual remuneration packages.

Auditor's responsibility

Our responsibility is to express an opinion on the accompanying Compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Compensation report complies with Swiss law and articles 14–16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the Compensation report with regard to compensation, loans and credits in accordance with articles 14–16 of the Ordinance. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements in the Compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the Compensation report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the Compensation report for the year ended December 31, 2014 of ABB Ltd complies with Swiss law and articles 14–16 of the Ordinance.

Ernst & Young AG

Leslie Clifford
Licensed audit expert
(Auditor in charge)

Robin Errico
Licensed audit expert

Zurich, Switzerland
March 5, 2015



Financial review of ABB Group

Contents

74 Operating and financial review and prospects

114 Consolidated Financial Statements of ABB Group

Operating and financial review and prospects

About ABB

We are a global leader in power and automation technologies that improve the performance and lower the environmental impact of our customers in the utility, industry and transportation & infrastructure sectors. We provide a broad range of products, systems, solutions and services that are designed to boost productivity, increase power reliability and enhance energy efficiency. We operate in roughly 100 countries and employ about 140,000 people.

History of the ABB Group

The ABB Group was formed in 1988 through a merger between Asea AB and BBC Brown Boveri AG. Initially founded in 1883, Asea AB was a major participant in the introduction of electricity into Swedish homes and businesses and in the development of Sweden's railway network. In the 1940s and 1950s, Asea AB expanded into the power, mining and steel industries. Brown Boveri and Cie. (later renamed BBC Brown Boveri AG) was formed in Switzerland in 1891 and initially specialized in power generation and turbines. In the early to mid-1900s, it expanded its operations throughout Europe and broadened its business operations to include a wide range of electrical engineering activities.

In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to the newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50 percent. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG. In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares. ABB Ltd was incorporated on March 5, 1999, under the laws of Switzerland. In June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue shares to the shareholders of ABB AG and ABB AB, the two companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies, which, as a result of the share exchange and certain related transactions, became wholly-owned subsidiaries of ABB Ltd. ABB Ltd shares are currently listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (in the form of American Depositary Shares).

Organizational structure

Our business is international in scope and we generate revenues in numerous currencies. We are headquartered in Zurich, Switzerland.

We manage our business based on a divisional structure, with five divisions: Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products, and Power Systems. For a breakdown of our consolidated revenues (i) by operating division and (ii) derived from each geographic region in which we operate, see "Analysis of results of operations – Revenues."

We operate in approximately 100 countries across four regions: Europe, the Americas, Asia, and the Middle East and Africa (MEA). A breakdown of our employees by geographic region is as follows:

	December 31,		
	2014	**2013**	**2012**
Europe	63,000	65,000	64,000
The Americas	32,200	34,400	34,400
Asia	37,100	39,400	38,300
Middle East and Africa	8,100	8,900	9,400
Total	**140,400**	**147,700**	**146,100**

The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate.

Business divisions

Industry background

As a global leader in power and automation, we serve utilities, industry, and transport and infrastructure customers through our five divisions. The markets and our divisions are discussed in more detail below. Revenue figures presented in this Business divisions section are before interdivisional eliminations.

Utilities Market

We serve the utilities market with products, systems and services designed primarily to deliver electricity. Electricity is generated in power stations of various types, including thermal, wind, solar and hydro plants and is then fed into an electricity grid through which it is transmitted and distributed to consumers. Transmission systems link power generation sources to distribution systems, often over long distances. Distribution systems then branch out over shorter distances to carry electricity to end users. These electricity networks incorporate sophisticated devices to transmit electricity, control and monitor the power flow and ensure efficiency, reliability, quality and safety.

The primary demand driver in the utilities market is the growing need for reliable electricity supplies to support economic growth and address global environmental challenges. This is also driving increased demand for renewable energy and high-efficiency power systems and equipment. As new power sources and loads are added, there is a need for grids and power networks to become more flexible, reliable and smarter. Power quality, stability and security of supply become key priorities. Additional drivers vary by region. Capacity addition across the power value chain is the key market driver in emerging markets, mainly in Asia, the Middle East, South America and Africa. In North America, the focus is on upgrading and replacing aging infrastructure, improving grid reliability and enabling smarter power networks. In Europe, the focus is on upgrading the power infrastructure, integrating renewable energy sources such as wind power, and building interconnections to allow more efficient use of power.

Industry Market

We serve the industry market with a wide variety of automation products, systems and services designed primarily to increase industrial productivity and energy efficiency, deliver more reliable and efficient electrical power to industrial end users, and improved process and product quality in industrial and manufacturing processes. We serve industrial customers who mainly use process or discrete manufacturing processes. Process automation refers to measurement, control, electrification and other applications used in processes where the main objective is continuous production, such as in the oil and gas, power, chemicals, mining, metals, and pulp and paper industries. Discrete automation refers to operations that manufacture individual items, such as automotive, consumer electronics and food and beverage. In addition, we offer power solutions to ensure that electricity is delivered within the plant safely, with low losses and at optimal quality and reliability levels.

The primary demand drivers in the industry market include the need by our customers to reduce energy and raw material costs, improve product and process quality, increase process and manufacturing safety, lower their environmental impacts and improve the management of large assets such as manufacturing plants. There are additional regional demand drivers. In North America, for example, the emergence of shale gas and shale oil as economically viable fuel sources and feedstock for the petrochemical industry is creating more demand both for oil and gas processing as well as encouraging general industrial investments to take advantage of lower energy input costs. Development of the largely untapped natural resources base in Africa combined with the ambitions of many African countries to expand economic growth through industrial diversification is another regional demand driver in our industry market. A further example is the shift in policy in China to promote more efficient and cleaner industrial production, which increases demand for our industrial automation solutions.

Transport and Infrastructure Market

We serve the transport and infrastructure market with products, systems and services designed primarily to increase energy efficiency, thereby reducing our customers' operating costs and environmental impact. Our primary transport markets are the marine, rail and electrical vehicle markets. Our solutions ensure that electrical power is delivered and used efficiently in, for example, liquefied natural gas vessels, offshore oil and gas production vessels, cruise ships, conventional and high-speed electrical locomotives, electrically-powered urban transit systems and electric cars and buses. Our infrastructure market includes the building industry, especially building automation where we offer products and applications aimed at improving the energy efficiency of buildings through automated control of indoor climate, lighting and security. Data centers that require large amounts of electrical power delivered at extremely high reliability levels is another important infrastructure market.

The primary demand drivers in the transport and infrastructure market are increasing urbanization, the need for increased energy efficiency to reduce costs and lower environmental impacts, the rise in demand for electrically-powered forms of transportation, and the need for reliable and high-quality power delivery to commercial buildings.

Discrete Automation and Motion Division

Overview

The Discrete Automation and Motion division offers a wide range of products and services including variable-speed drives, motion control solutions, motors, generators, power electronics systems, rectifiers, power quality and power protection products, mechanical power transmission of rotating equipment, traction converters, solar inverters, wind turbine converters, electric vehicle charging infrastructure, programmable logic controllers (PLCs), and industrial robots. These products help customers to improve productivity, quality, and energy efficiency, and generate energy. Key applications include energy conversion, data processing, actuation, automation, standardized manufacturing cells for applications such as machine tending, welding, cutting, painting, finishing, picking, packing and palletizing, and engineered systems for the automotive industry. The majority of these applications are for industrial applications including discrete manufacturing, process automation and hybrid or batch manufacturing, with others provided for infrastructure and buildings, transportation, and utilities. The division also provides a full range of life-cycle services, from product and system maintenance to application design, including energy efficiency appraisals, preventive maintenance and remote monitoring services.

Revenues are generated both from direct sales to end users as well as from indirect sales through distributors, machine builders and OEMs (original equipment manufacturers), system integrators, and panel builders.

The Discrete Automation and Motion division had approximately 31,100 employees as of December 31, 2014, and generated $10.1 billion of revenues in 2014.

Products and Services

The Discrete Automation and Motion division provides low-voltage and medium-voltage drive products and systems for industrial, commercial and residential applications. Drives provide speed, torque and motion control for equipment such as fans, pumps, compressors, conveyors, centrifuges, mixers, hoists, cranes, extruders, printing and textile machines. They are used in industries such as building automation, marine, power, transportation, food and beverage, metals, mining, and oil and gas.

The division also produces a range of power conversion products. These include static excitation and synchronizing systems that provide stability for power stations, uninterruptible power supply modular systems, as well as high power rectifiers that convert alternating current (AC) power to direct current (DC) power for very high-amperage applications such as furnaces in aluminum smelters. The division also manufactures solar inverters, wind turbine converters and converters for power protection. Rail traction converters, DC wayside power solutions and a range of solutions for the charging of electric vehicles are also part of the division's portfolio.

Discrete Automation and Motion supplies a comprehensive range of electrical motors and generators, including high-efficiency motors that conform to leading environmental and Minimum Energy Performance Standards (MEPS). Efficiency is an important selection criterion for customers, because electric motors account for nearly two-thirds of the electricity consumed by industrial plants. The Discrete Automation and Motion division manufactures synchronous motors for the most demanding applications and a full range of low- and high-voltage induction motors, for both IEC (International Electrotechnical Commission) and NEMA (National Electrical Manufacturers Association) standards.

The Discrete Automation and Motion division offers robots, controllers and software systems and services for the automotive manufacturers and their sub-suppliers as well as for general manufacturing industries, to improve product quality, productivity and consistency in manufacturing processes. Robots are also used in activities or environments which may be hazardous to employee health and safety, such as repetitive lifting, dusty, hot or cold rooms, or painting booths. In the automotive industry, the robot products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly. General industry segments in which robotics solutions are used range from metal fabrication, foundry, plastics, food and beverage, chemicals and pharmaceuticals to consumer electronics, solar and wood. Typical general industry applications include welding, material handling, painting, picking, packing and palletizing.

The division also offers services that complement its products, including design and project management, engineering, installation, training and life-cycle care, energy efficiency appraisals and preventive maintenance.

Customers

The Discrete Automation and Motion division serves a wide range of customers. Customers include machinery manufacturers, process industries such as pulp and paper, oil and gas, and metals and mining companies, hybrid and batch manufacturers such as food and beverage companies, rail equipment manufacturers, discrete manufacturing companies such as '3C' (computer, communication and consumer electronic), utilities and renewable energy suppliers, particularly in the wind and solar sectors, as well as customers in the automotive industry and electric vehicle charging networks.

Sales and Marketing

Sales are made both through direct sales forces as well as through third-party channel partners, such as distributors, wholesalers, installers, machine builders and OEMs, system integrators, and panel builders. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets.

Competition

The Discrete Automation and Motion division's principal competitors vary by product line but include Alstom, Fanuc Robotics, Kuka Robot Group, Rockwell Automation, Schneider, Siemens, Yaskawa, SMA and WEG Industries.

Capital Expenditures

The Discrete Automation and Motion division's capital expenditures for property, plant and equipment totaled $192 million in 2014, compared to $214 million and $197 million in 2013 and in 2012, respectively. Principal investments in 2014 were primarily related to equipment replacement and upgrades. Geographically, in 2014, Europe represented 43 percent of the capital expenditures, followed by the Americas (35 percent), Asia (19 percent) and MEA (3 percent).

Low Voltage Products Division

Overview

The Low Voltage Products division helps customers to improve productivity, use energy efficiently and increase safety. The division offers a wide range of products and systems, with related services, that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines and plants. The main applications are in industry, building, infrastructure, rail and sustainable transportation, renewable energies and e-mobility applications.

The Low Voltage Products division had approximately 29,900 employees as of December 31, 2014, and generated $7.5 billion of revenues in 2014.

A majority of the division's revenues comes from sales through distributors, wholesalers, OEMs, system integrators, and panel builders, although a portion of the division's revenues comes from direct sales to end users and utilities.

Products and Services

The Low Voltage Products division offering covers a wide range of products and services including low-voltage switchgears, breakers, switches, control products, DIN-rail components, automation and distribution enclosures, wiring accessories and installation material for many kinds of applications.

The division offers solutions for restoring service rapidly in case of a fault and providing optimum protection of the electrical installation and people using such installation. The product offering ranges from miniature circuit breakers to high-capacity molded-case and air circuit breakers, and includes safety switches used for power distribution in factories and buildings, fuse gear systems for short circuit and overload protection as well as cabling and connection components.

The Low Voltage Products division also offers terminal blocks and printed circuit board connectors used by panel builders and OEMs to produce standard distribution and control panels as well as specialized applications in industries such as traction, energy, maritime, explosive atmospheres and electronics. In addition, the division offers a range of contactors, soft starters, starters, proximity sensors, safety products for industrial protection, limit switches and manual motor starters, along with electronic relays and overload relays.

The division provides smart home and intelligent building control systems, also known as KNX protocol, a complete system for all energy-reducing building application areas such as lighting and shutters, heating, ventilation, cooling and security. In addition, the division's IEC and NEMA compliant switchgear technology integrates intelligent motor and feeder control solutions to enhance protection, digital control, condition monitoring and plant-wide data access by process control systems, electrical control systems and other plant computers.

The Low Voltage Products division has also developed a range of products for new markets, such as those used by electric vehicles (e-mobility) and in photovoltaic, solar and wind applications. These include circuit breakers, energy meters, switch-disconnectors, residual current-operated circuit breakers, interface relays and other products designed for outdoor installation.

The division also supplies a wide range of electrical components including conduits, boxes, covers, fittings, connectors, fasteners, wiring ducts, terminals, cable trays, struts, grounding, insulation, switchgear, metal framing, earthing & lightning protection and industrial lighting products for various types of application.

Customers

The Low Voltage Products division serves a wide range of customers, including residential and commercial building contractors, process industries, rail equipment manufacturers, manufacturing companies, utilities and renewable energy suppliers, particularly in the wind and solar sectors.

Sales and Marketing

Sales are made both through direct sales forces as well as through third-party channel partners, such as distributors, wholesalers, installers, machine builders and OEMs, system integrators, and panel builders. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets.

Competition

The Low Voltage Products division's principal competitors vary by product line but include Eaton Corporation, Legrand, Mitsubishi, Schneider, Siemens, Leviton and Rittal.

Capital Expenditures

The Low Voltage Products division's capital expenditures for property, plant and equipment totaled $184 million in 2014, compared to $204 million and $208 million in 2013 and 2012, respectively. Investments in 2014 primarily related to equipment replacement and upgrades in recently acquired businesses. Geographically, in 2014, Europe represented 48 percent of the capital expenditures, followed by the Americas (34 percent), Asia (16 percent) and MEA (2 percent).

Process Automation Division

Overview

The Process Automation division is a leading provider of fully-engineered solutions, products and services for process control, safety, instrumentation, plant electrification and energy management for the key process industry sectors of chemical, oil and gas, marine, mining, minerals, metals, cement, and pulp and paper. Each industry has certain unique business drivers, yet all share common requirements for operational productivity, safety, energy efficiency, minimized risk and environment compliance. The Process Automation division's core competencies are the applications of automation and electrification technologies to address these generic requirements and are tailored to the characteristics of each of its key industries. Additionally, this business has a number of industry-specific services and anchor products (e.g. gearless mill drives, mine hoists, Azipods, turbochargers) that differentiate the business from its competitors. These products make ABB more relevant to its customers in these industries and represent significant components of a larger automation and electrification scope. The division is organized around industry systems, product businesses and life cycle services. The division had approximately 23,100 employees as of December 31, 2014, and generated revenues of $7.9 billion in 2014.

The Process Automation division offering is made available as separately sold products or as part of a total electrification, instrumentation and/or automation system. The division's technologies are sold both through direct sales forces and third-party channels.

Products and Services

The Process Automation division offers standalone products, engineered systems and services for process control and measurement, safety, plant electrification, information management, assets management and industry-specific applications for a variety of industries, primarily pulp and paper, metals, minerals and mining, chemical, oil and gas, marine, pharmaceuticals and the power industry. Some of the Discrete Automation and Motion, Power Systems, Power Products and Low Voltage Products divisions' products are integrated into the process control and electrification systems offered by the Process Automation division.

Our automation systems are used in applications such as continuous and batch control, asset optimization, energy management and safety. They are the hubs that link instrumentation, measurement devices and systems for control and supervision of industrial processes and enable customers to integrate their production systems with their enterprise, resource and planning systems, thereby providing a link to their ordering, billing and shipping processes. This link allows customers to manage their entire manufacturing and business process based on real-time access to plant information. Additionally, it allows customers to increase production efficiency, optimize their assets and reduce environmental waste.

A key element of this division's product offering is its System 800xA process automation platform. This product extends the capability of traditional process control systems, introducing advanced functions such as batch management, asset optimization and field device integration which "plug in" to a common user environment. The same user interface may also be used to manage components of existing multiple ABB control systems that have been installed in the market over approximately the past 25 years. In this way, System 800xA gives customers a way to migrate to new functions one step at a time, rather than having to make a large-scale capital investment to replace their entire control system. By creating a common user interface that can be used to manage multiple systems, System 800xA also reduces the research and development investment needed to achieve a "one size fits all" solution across our large installed systems base. The division also offers a full line of instrumentation and analytical products to analyze, measure and record industrial and power processes.

The division's product offerings for the pulp and paper industries include quality control systems for pulp and paper mills, control systems, drive systems, on-line sensors, actuators and field instruments. On-line sensors measure product properties, such as weight, thickness, color, brightness, moisture content and additive content. Actuators allow the customer to make automatic adjustments during the production process to improve the quality and consistency of the product. Field instruments measure properties of the process, such as flow rate, chemical content and temperature.

We offer our customers in the metals, cement and mining industries specialized products and services, as well as total production systems. We design, plan, engineer, supply, erect and commission electric equipment, drives, motors and equipment for automation and supervisory control within a variety of areas including mining, mineral handling, aluminum smelting, hot and cold steel applications and cement production.

In the oil and gas sector, we provide solutions for onshore and offshore production and exploration, refining, and petrochemical processes, and oil and gas transportation and distribution. In the pharmaceuticals and fine chemicals areas, we offer applications to support manufacturing, packaging, quality control and compliance with regulatory agencies.

In the marine industry, we provide global shipbuilders with power and automation technologies for luxury cruise liners, ferries, tankers, offshore oil rigs and special purpose vessels. We design, engineer, build, supply and commission electrical and automation systems for marine power generation, power distribution and diesel electric propulsion, as well as turbochargers to improve efficiency for diesel and gasoline engines.

We also offer a complete range of lifecycle services across all of our customer segments to help customers optimize their assets. Demand for our process automation services is increasing as our customers seek to increase productivity by improving the performance of existing equipment.

Customers

The Process Automation division's end customers are primarily companies in the oil and gas, minerals and mining, metals, pulp and paper, chemicals and pharmaceuticals, and the marine industries. Customers for this division are looking for complete instrumentation, automation and electrification solutions which demonstrate value mainly in the areas of lower capital costs, increased plant availability, lower lifecycle costs and reduced project costs.

Sales and Marketing

The Process Automation division uses a direct sales force as well as third-party channel partners, such as distributors, system integrators and OEMs. For the division as a whole, the majority of revenues are derived through the division's own direct sales channels.

Competition
The Process Automation division's principal competitors vary by industry or product line. Competitors include Emerson, Honeywell, Metso Automation, Rockwell Automation, Schneider, Siemens, Voith, and Yokogawa Electric Corporation.

Capital Expenditures
The Process Automation division's capital expenditures for property, plant and equipment totaled $49 million in 2014, compared to $68 million and $91 million in 2013 and 2012, respectively. Principal investments in 2014 were in the measurement products and turbocharging businesses. Geographically, in 2014, Europe represented 66 percent of the capital expenditures, followed by the Americas (16 percent), Asia (14 percent) and MEA (4 percent).

Power Products Division

Overview
The Power Products division primarily serves electric, gas and water utilities as well as industrial and commercial customers, with a vast portfolio of products and services across a wide voltage range to facilitate power generation, transmission and distribution. Direct sales account for a significant part of the division's total revenues, and external channel partners, such as wholesalers, distributors and OEMs, account for the rest. Key technologies include high- and medium-voltage switchgear, circuit breakers for a range of current ratings and voltage levels, power, distribution, traction and other special transformers, as well as products to help control and protect electrical networks. The division had approximately 35,400 employees as of December 31, 2014, and generated $10.3 billion of revenues in 2014.

Products and Services
The Power Products division manufactures products that can be placed in three broad categories: high-voltage products, medium-voltage products and transformers. The division sells directly to end customers and also through channels such as distributors, wholesalers, installers and OEMs. Some of the division's products are also integrated into the turnkey offerings.of systems divisions such as Power Systems and Process Automation or sold through engineering, procurement and construction (EPC) firms.

The high-voltage products business supplies high-voltage equipment, ranging from 50 to 1,200 kilovolts, mainly to power transmission utilities and also serves industrial customers. This equipment primarily enables the transmission grid to operate more reliably and efficiently with minimum environmental impact. As part of its portfolio, this business designs and manufactures a range of air-, gas-insulated and hybrid switchgear, generator circuit breakers, capacitors, high-voltage circuit breakers, surge arresters, instrument transformers, cable accessories and a variety of high-voltage components. This is supported by a range of service solutions to support the products throughout their life cycle.

The medium-voltage business offers products and services that largely serve the power distribution sector, often providing the link between high-voltage transmission systems and low-voltage users. Medium-voltage products help utility and industrial customers to improve power quality and control, reduce outage time and enhance operational reliability and efficiency. This business reaches customers directly and through channels such as distributors and OEMs. Its comprehensive offering includes medium-voltage equipment (1 to 50 kilovolts), indoor and outdoor circuit breakers, reclosers, fuses, contactors, relays, instrument transformers, sensors, motor control centers, ring main units for primary and secondary distribution, as well as a range of air- and gas-insulated switchgear. It also produces indoor and outdoor modular systems and other solutions to facilitate efficient and reliable power distribution.

The transformers business of the division designs and manufactures power transformers (72.5 to 1,200 kilovolts) for utility and industrial customers that help to step up or step down voltage levels and include special applications such as high voltage direct current (HVDC) transformers or phase shifters. This business also supplies transformer components and insulation material, such as bushings and tap changers. It also manufactures a wide range of distribution transformers (up to 72.5 kilovolts) for use in the power distribution sector, industrial facilities and commercial buildings. These transformers are designed to step down electrical voltage bringing it to consumption levels. They can be oil- or dry-type and, although oil-type transformers are more commonly used, demand for dry-type transformers is growing because they minimize fire hazards and are well-suited for applications such as office buildings, windmills, offshore drilling platforms, marine vessels and large industrial plants. Another part of the offering includes traction transformers for use in electric locomotives, special application transformers, as well as a wide range of service and retrofit solutions for utilities and industry customers.

Customers
The Power Products division serves electric utilities, owners and operators of power generating plants and power transmission and distribution networks. It also serves industries across the spectrum. Customers include electric, gas, water and other utilities, as well as industrial and commercial customers.

Sales and Marketing
The Power Products division sells its products individually and as part of wider solutions through our systems divisions. Direct sales account for a significant part of the division's business and the rest are sold through external channel partners, such as wholesalers, distributors, system integrators, EPCs and OEMs. As the Power Products and Power Systems divisions share many of the same customers and technologies and are influenced by similar market drivers, they also have a common front-end sales organization to maximize market synergies and coverage across countries, regions, and sectors for the entire power portfolio.

Competition

On a global basis, the main competitors for the Power Products division are Siemens, Alstom and Schneider. The division also faces global competition in some product categories from competitors in emerging markets. It also competes in specific geographies with companies such as Eaton Corporation, Hyundai, Hyosung, Crompton Greaves, Larsen & Toubro and Bharat Heavy Electricals.

Capital Expenditures

The Power Products division's capital expenditures for property, plant and equipment totaled $220 million in 2014, compared to $252 million and $259 million in 2013 and 2012, respectively. Principal investments in 2014 related to upgrades and expansion of existing facilities in Sweden, China, United States, Germany and Czech Republic as well as a new factory in Saudi Arabia. Geographically, in 2014, Europe represented 58 percent of the division's capital expenditures, followed by the Americas (19 percent), Asia (17 percent) and MEA (6 percent).

Power Systems Division

Overview

The Power Systems division serves public and private utilities, as well as industrial and commercial customers with solutions for power and water plants, grid integration and automation as well as a complete range of systems and services for the generation, transmission and distribution of electricity. Turnkey solutions include power plant electrification and automation, bulk power transmission, substations and network management. The division had approximately 18,900 employees as of December 31, 2014, and generated $7.0 billion of revenues in 2014.

Products and Services

The Power Systems division delivers solutions through four businesses: Power Generation, Grid Systems, Substations and Network Management. The scope of work in a typical turnkey contract includes design, system engineering, supply, installation, commissioning and testing of the system. As part of the business model, the Power Systems division integrates products from both the Power Products division and external suppliers, adding value through design, engineering and project management to deliver turnkey solutions.

The Power Generation business is a leading provider of integrated power and automation solutions for all types of power generation plants, including coal, gas, combined-cycle, waste-to-energy and a range of renewables including hydro, solar, wind and biomass. With an extensive offering that includes electrical balance of plant as well as instrumentation and control systems, ABB technologies help optimize performance, improve reliability, enhance efficiency and minimize environmental impact throughout the plant life cycle. The business also serves the water industry, including applications such as pumping stations and desalination plants.

As part of the Grid Systems business, ABB provides a comprehensive offering of AC and DC transmission systems, which help customers to reduce transmission losses, maximize efficiency and improve grid reliability. ABB pioneered HVDC technology nearly 60 years ago. HVDC technology is designed to reliably and efficiently transmit electrical power over long distances via overhead lines and underground or submarine cables with minimum losses. HVDC is also widely used for grid interconnections. HVDC Light®, a more compact form of ABB's classic HVDC technology, is ideal for linking offshore installations, such as wind farms or oil and gas platforms, to mainland grids and for interconnections, often via subsea links. The environmental benefits of HVDC Light®, include neutral electromagnetic fields, oil-free cables and compact converter stations.

ABB also offers a comprehensive range of land and submarine cables through its Grid Systems business, as well as accessories and services for a range of applications from medium- to high-voltage AC and DC systems. The portfolio includes high-performance XLPE (cross-linked polyethylene) insulated cables for high efficiency transmission systems at voltages up to 525 kilovolts. When it comes to transmission grid solutions, ABB manufactures its own power semiconductors, which is a key enabler for HVDC, flexible alternating current transmission systems (FACTS) and other technologies, serving a range of sectors including transportation and wind.

Substations are key installations in the power grid that facilitate the efficient transmission and distribution of electricity with minimal environmental impact. They perform the vital function of monitoring and controlling power flows, feeding power from generating stations into the grid and providing the link between transmission and distribution networks as well as end consumers. ABB has successfully delivered air- and gas-insulated substations in all kinds of environments, from deserts and mountains to offshore rigs and crowded city centers. ABB's substation offering spans a range of voltage levels up to 1,100 kilovolts, serving utility, industry and commercial customers as well as sectors such as railways, urban transportation and renewables.

FACTS technologies are also part of the Substations business offering. FACTS solutions help improve power quality and can significantly increase the capacity of existing AC transmission systems, by as much as 50 percent, while maintaining and improving system reliability. FACTS technologies also boost transmission efficiency, relieve bottlenecks and can be used for the safe integration of intermittent power sources, such as wind and solar, into the grid. By enhancing the capacity of existing transmission infrastructure, FACTS solutions can alleviate the need for capital investment, reducing the time, cost and environmental impact associated with the construction of new generating facilities and transmission lines. By improving efficiency, FACTS technologies help to deliver more power to consumers, reducing the need for more electricity generation, and improving power supply and quality. ABB is a global leader in the growing field of FACTS, and has delivered more than 800 such installations across the world.

ABB's Network Management business offers solutions to help manage power networks. The offering covers network management and utility communications solutions to monitor, control, operate and protect power systems. These solutions are designed to ensure the reliability of electricity supplies and enable real-time management of power plants, transmission grids, distribution networks and energy trading markets. The portfolio includes control and protection systems for power generation, transmission and distribution, supervisory control and data acquisition (SCADA) systems, as well as software solutions for central electricity markets and mixed utilities (electricity, district heating, gas and water). It also encompasses the substation automation offering, compliant with IEC 61850, the open communication standard, which provides a common framework for substation control and protection and facilitates interoperability across devices and systems. The Network Management portfolio also covers wireless and fixed communication systems for power, water and gas utilities. It includes fiber optics, microwave radio and power line applications for data networking and broadband network management, as well as teleprotection and substation communication networks and voice switching management systems.

Network management systems are key smart-grid enablers by providing automated power systems to incorporate and manage centralized and distributed power generation, intermittent sources of renewable energy, real-time pricing and load-management data. The Ventyx and Mincom acquisitions have made ABB a global leader in enterprise software and services for essential industries such as energy, mining, public infrastructure and transportation. These solutions bridge the gap between information technologies (IT) and operational technologies (OT), enabling clients to make faster, better-informed decisions in both daily operations and long-term planning strategies. Some of the world's largest private and public enterprises rely on such solutions to minimize risk, enhance operational and financial performance and execute the right strategies for the future.

The Power Systems division also has a global footprint and installed base that helps drive the service business. The offering includes a range of services aimed at optimizing operations and reducing maintenance requirements across the value chain. These services range from support agreements and retrofits to spare parts, asset health, management, data analytics and training. The division also undertakes consulting activities such as energy efficiency studies for power plants and grids, analyses and design of new transmission and distribution systems as well as asset optimization based on technical, regulatory, economic and environmental considerations.

Customers

The Power Systems division's principal customers include public and private power generation utilities and companies, transmission and distribution utilities, owners and operators as well as industrial and commercial customers. Other customers include gas and water utilities including multi-utilities, which are involved in the transmission or distribution of more than one commodity.

Sales and Marketing

The Power Systems division promotes its offering primarily through a direct sales force of specialized sales engineering teams. Some sales are also handled through third-party channels, such as EPC firms, OEMs and system integrators. As the Power Products and Power Systems divisions share many of the same customers and technologies, and are influenced by similar market drivers, they also have a common front-end sales organization that helps maximize market synergies across countries and regions.

Competition

On a global basis, the Power Systems division faces competition mainly from Siemens and Alstom. Emerson, General Electric, Prysmian and Nexans are additional competitors in parts of the business. The division also sees emerging competitors in specific regions. The breadth of its portfolio, technology and innovation, a global footprint and a vast installed base, enable the division to maintain its leading position in the power sector.

Capital Expenditures

The Power Systems division's capital expenditures for property, plant and equipment totaled $92 million in 2014, compared to $101 million and $194 million in 2013 and 2012, respectively. Principal investments in 2014 were related to capacity expansion as well as the replacement of existing equipment, particularly in Sweden. Geographically, in 2014, Europe represented 81 percent of the capital expenditures, followed by the Americas (10 percent), Asia (7 percent) and MEA (2 percent).

Corporate and Other

Corporate and Other includes headquarters, central research and development, our real estate activities, Group Treasury Operations and other minor business activities.

Corporate headquarters and stewardship activities include the operations of our corporate headquarters in Zurich, Switzerland, as well as corporate-related activities in various countries. These activities cover staff functions with group-wide responsibilities, such as accounting and financial reporting, corporate finance and taxes, planning and controlling, internal audit, legal and integrity, compliance, risk management and insurance, corporate communications, information systems, investor relations and human resources.

Corporate research and development primarily covers our research activities, as our development activities are organized under the five business divisions. We have two global research laboratories, one focused on power technologies and the other focused on automation technologies, which both work on technologies relevant to the future of our five business divisions. Each laboratory works on new and emerging technologies and collaborates with universities and other external partners to support our divisions in advancing relevant technologies and in developing cross-divisional technology platforms. We have corporate research centers in seven countries (the U.S., Sweden, Switzerland, Poland, China, Germany and India).

Corporate and Other had approximately 2,000 employees at December 31, 2014.

Capital expenditures

Total capital expenditures for property, plant and equipment and intangible assets (excluding intangibles acquired through business combinations) amounted to $1,026 million, $1,106 million and $1,293 million in 2014, 2013 and 2012, respectively. In 2014 and 2013, capital expenditures were 21 percent and 16 percent lower, respectively, than depreciation and amortization while in 2012 capital expenditures exceeded total depreciation and amortization expenses. This change, commencing in 2013, is due partly to a reduction in capital expenditures but also due to an increase in depreciation and amortization (including amortization of intangible assets acquired in acquisitions).

Capital expenditures in 2014 remained at a significant level in mature markets, reflecting the geographic distribution of our existing production facilities. Capital expenditures in Europe and North America in 2014 were driven primarily by upgrades and maintenance of existing production facilities, mainly in Sweden, the U.S., Germany and Switzerland. Capital expenditures in emerging markets were lower in 2014 compared to 2013, with expenditures being highest in China, Saudi Arabia, the Czech Republic and Poland. Capital expenditures in emerging markets were made primarily to increase production capacity by investment in new or expanded facilities. The share of emerging markets capital expenditures as a percentage of total capital expenditures in 2014, 2013 and 2012 was 29 percent, 33 percent and 31 percent, respectively.

At December 31, 2014, construction in progress for property, plant and equipment was $653 million, mainly in Sweden, the U.S., Switzerland, Saudi Arabia and China, while at December 31, 2013 and 2012, construction in progress for property, plant and equipment was $645 million and $627 million, respectively, mainly in Sweden, the U.S., Switzerland, Germany and Brazil.

Our capital expenditures relate primarily to property, plant and equipment. For 2015, we estimate the expenditures for property, plant and equipment will be higher than our annual depreciation charge.

Supplies and raw materials

We purchase a variety of raw materials and products which contain raw materials for use in our production and project execution processes. The primary materials used in our products, by weight, are copper, aluminum, carbon steel, mineral oil and various plastics. We also purchase a wide variety of fabricated products and electronic components. We operate a worldwide supply chain management network with employees dedicated to this function in our businesses and key countries. Our supply chain management network consists of a number of teams, each focusing on different product categories. These category teams, on global, divisional and/or regional level, take advantage of opportunities to leverage the scale of ABB and to optimize the efficiency of our supply networks, in a sustainable manner.

Our supply chain management organization's activities have continued to expand in recent years, to:

- pool and leverage procurement of materials and services,
- provide transparency of ABB's global spending through a comprehensive performance and reporting system linked to all of our enterprise resource planning (ERP) systems,
- strengthen ABB's supply chain network by implementing an effective product category management structure and extensive competency-based training, and
- monitor and develop our supply base to ensure sustainability, both in terms of materials and processes used.

We buy many categories of products which contain steel, copper, aluminum, crude oil and other commodities. Continuing global economic growth in many emerging economies, coupled with the volatility in foreign currency exchange rates, has led to significant fluctuations in these raw material costs over the last few years. While we expect global commodity prices to remain highly volatile, some market volatility will be offset through the use of long-term contracts and global sourcing.

We seek to mitigate the majority of our exposure to commodity price risk by entering into hedges. For example, we manage copper and aluminum price risk using principally swap contracts based on prices for these commodities quoted on leading exchanges. ABB's hedging policy is designed to safeguard margins by minimizing price volatility and providing a stable cost base during order execution. In addition to using hedging to reduce our exposure to fluctuations in raw materials prices, in some cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our products (through price escalation clauses).

Overall, during 2014 supply chain management personnel in our businesses, and in the countries in which we operate, along with the global category teams, continued to focus on value chain optimization efforts in all areas, while maintaining and improving quality and delivery performance.

In August 2012, the United States Securities and Exchange Commission (SEC) issued its final rules regarding "Conflict Minerals", as required by section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. We initiated conflict minerals processes in 2013 and we continue to work with our suppliers and customers, to enable us to comply with the rules and disclosure obligations. Further information on ABB's Conflict Minerals policy and supplier requirements can be found under "Material Compliance" at new.abb.com/about/supplying

Management overview

During 2014, we continued to deliver power and automation solutions that help our utility, industry, and transport and infrastructure customers meet the challenges and opportunities of a rapidly-changing world. These include significant shifts in the electricity value chain, such as the growth in renewable power generation. Wind and solar power sources are often located far from the centers of power consumption, and they often increase the number of feed-in points into a grid, creating instability and increased grid complexity. Our high-efficiency power transmission and intelligent grid solutions help utilities address these challenges. For example, we won large orders for HVDC power transmission in the United Kingdom and Canada that will link remote renewable energy sources to existing grids. An ABB substation using compact gas-insulated switchgear will integrate power from a solar park in Dubai into the local grid. We also signed a partnership agreement with wind power company Vestas to deliver affordable and clean wind-diesel micro-grid power systems to remote communities in Africa.

Among the new opportunities facing our industrial customers is the possibility to interconnect people, processes, equipment and services, sometimes referred to as "Industry 4.0" or "the Internet of Things". This trend is having profound impacts on many of our key end markets, such as oil and gas, mining, discrete automation and building automation, where the ability to monitor and control assets and processes in real time and across large geographic spaces is opening new opportunities to increase industrial productivity, reduce environmental impacts and improve the quality of work life for people. In 2014, we won an order from Brazilian mining company Vale to install electrical and automation systems at an iron ore mine to support their development of a sustainable "mine of the future" with truckless transport systems powered through intelligent digital substations. We were also awarded a large contract from Statoil of Norway for telecommunications systems used to remotely monitor and control offshore oil and gas platforms. We also continued to roll out internet-based remote monitoring, preventive maintenance and service solutions for robotics applications, power equipment diagnostics and the control of underground mining ventilation using mobile devices.

Market conditions were mixed in 2014.

Utility customers remained cautious in their capital expenditures in the face of macroeconomic and policy uncertainties, especially in Europe. Nevertheless, several large power transmission projects were awarded during the year and many utilities continued to invest in their power distribution activities.

Industrial demand varied by sector. Many industry customers took a more cautious approach to large capital expenditures in light of ongoing macroeconomic uncertainties. However, operational spending to maintain and improve the performance of existing assets remained generally stable. Demand from the oil and gas sector remained steady as continuing high oil prices supported customer investments through most of the year. The oil price declines seen late in the year resulted in some uncertainty around short-term capital investment trends, however. Mining and metals demand remained at low levels, mainly the result of overcapacity in the industry. General industry customers continued to invest in automation solutions to improve efficiency and productivity.

In the transport and infrastructure sectors, marine demand for specialty vessels continued to grow, mainly the result of demand for oil and gas-related vessels, such as offshore production vessels and liquefied natural gas ships. There was also a steady demand for high efficiency electrical rail equipment.

In this mixed environment, we combined our broad geographic and business scope with the successful execution of profitable growth initiatives across the company to increase orders received in every division except Low Voltage Products, where the disposal of businesses offset order increases in most of the division's other businesses. The Discrete Automation and Motion division achieved a record level of orders, more than $10 billion, partly the result of growth initiatives to sell packaged industrial solutions that combine, for example, robots, motors and drives for packaging applications in general industry. The Process Automation division tapped growth opportunities in the marine, upstream oil and gas and pulp and paper sectors, which more than offset lower demand in mining. Low Voltage Products orders were supported by increased penetration of the U.S. market through the distribution channels of the Thomas & Betts acquisition it completed in 2012.

In 2014, we maintained the profitability of our Power Products division, despite the continued challenging market environment, through successful cost savings and productivity improvements as well as our ability to be more selective in the orders we take, thanks to our broad product and geographic scope. Our Power Systems division experienced continuing project execution issues which impacted profitability in 2014. We therefore launched a "step change" program to reduce the risk profile of the business and secure higher and more consistent returns. Under the program, we decided to discontinue our future participation in EPC projects in the solar power generation sector. We are also changing our business model in the offshore wind power sector to reduce execution risks and we are adjusting capacity in the business to reflect this repositioning. We continue to focus the ongoing business on projects with lower risk profiles and greater pull-through of our higher value-added content. Our strong positions in fast-growing emerging markets and selected mature markets, our flexible global production base and technological leadership, as well as the operational improvements we continue to make in our businesses, also supported our business in 2014.

Foremost among these improvements was the successful reduction of costs to adapt to changing demand. Savings in 2014 amounted to more than $1 billion and were principally achieved by making better use of global sourcing opportunities and eliminating operational and process inefficiencies. We expanded our cost savings efforts in 2014 to take greater account of improvement opportunities in white-collar productivity, such as streamlining back-office and sales-support activities.

Next Level strategy 2015–2020

In September 2014, ABB laid the foundations to take the company to the next level, with a new strategy aimed at accelerating sustainable value creation to deliver attractive shareholder returns. The Next Level strategy is designed to build on ABB's strong position in attractive markets. The strategy builds on the three focus areas of profitable growth, relentless execution and business-led collaboration.

To achieve the next level, ABB is targeting profitable growth by shifting its center of gravity through strengthening competitiveness, higher organic growth and lowering risk. We intend to drive organic growth through the PIE concept (penetration, innovation, expansion), further increase competitiveness in areas such as technology, service and software, and reduce intrinsic business risks by, for example, aligning business models more closely with our core competencies. Organic growth will be complemented by incremental strategic acquisitions and partnerships.

Our second strategic focus area is relentless execution. We have been successful in executing our programs to reduce costs and improve customer service. We intend to broaden those efforts by developing a leading operating model across ABB, starting with the areas of white-collar productivity, net working capital management, and quality. For 2015, the completion of the Power Systems "step change" program will remain a high priority. Major Group-wide change management will be implemented through 1,000-day programs that drive and coordinate change across all businesses and regions. The strategic objectives and targets have been explicitly linked to a new performance management and compensation model.

Our third focus area is aimed at simplifying how the organization works together and at achieving a more market-focused organization. To achieve this, as of January 1, 2015, we have streamlined our regional organization – reducing the number of regions from eight to three – with regional management on the Executive Committee to bring us closer to the market. At the same time, roles and responsibilities have been clarified – including giving global business lines undiluted responsibility for their businesses – and processes put in place to strengthen cross-business collaboration.

The Next Level strategy includes the following financial targets: ABB expects to grow operational earnings per share at a 10–15 percent compound annual growth rate and deliver attractive cash return on invested capital in the mid-teens over the period 2015–2020. It targets to grow revenues on a like-for-like basis on average 4–7 percent per year over six years, faster than forecasted GDP and market growth. Over the same time period, ABB plans to steadily increase its profitability, measured in Operational EBITA, within a bandwidth of 11–16 percent while targeting an average free cash flow conversion rate above 90 percent. The new financial targets took effect on January 1, 2015.

We have changed our profitability targets from Operational EBITDA to Operational EBITA. This new measure includes depreciation expense as well as amortization charges that are not related to intangibles recorded in acquisitions which were previously excluded under the Operational EBITDA measure. This change ensures that the costs of capital expenditures invested to drive organic growth will be reflected in the profitability measure on which our businesses are evaluated.

Outlook

The long-term demand outlook in our three major customer sectors – utilities, industry, and transport and infrastructure – remains clearly positive. Key drivers are the big shift in the electricity value chain, industrial productivity improvements and Industry 4.0, as well as rapid urbanization and the need for energy efficiency in transport and infrastructure.

We are well-positioned to tap these opportunities for long-term profitable growth, with our strong market presence, broad geographic and business scope, technology leadership and financial strength.

In the short term, macroeconomic and geopolitical developments are signaling a mixed picture with increased uncertainty. Some macroeconomic signs in the U.S. remain positive and growth in China is expected to continue. At the same time, the market remains impacted by slow growth in Europe and geopolitical tensions in various parts of the world.

Oil prices and foreign exchange effects

Current oil prices will influence customer operating and capital expenditures along the oil and gas value chain, and influence spending by many other of our customer segments and government spending in different ways. Government spending on energy subsidies may be reallocated to other infrastructure development and certain customer segments will benefit from lower energy costs. However, the current oil price will have a dampening effect on the oil and gas value chain, mainly in the upstream sector.

Currency volatility has increased over the last 12 months, including the weakening of the Euro against the U.S. dollar and Swiss franc. Changes in foreign exchange rates have two effects on our financial results, translational and structural. Translational impacts result from converting local-currency financial information from ABB companies around the world into U.S. dollars at average exchange rates for the purpose of reporting results in U.S. dollars. If exchange rates stay around the current levels, we expect a negative translation effect in 2015.

Structural effects are related to the export of products and services from one currency zone into another. Our well-balanced local operations (including sourcing) in all key markets mean these structural effects have a limited impact. Further, our policy to actively hedge all significant foreign exchange exposures means these effects are largely mitigated in the short to medium term.

Application of critical accounting policies

General

We prepare our Consolidated Financial Statements in accordance with U.S. GAAP and present these in U.S. dollars unless otherwise stated.

The preparation of our financial statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including, but not limited to, those related to: gross profit margins on long-term construction-type contracts; costs of product guarantees and warranties; provisions for bad debts; recoverability of inventories, investments, fixed assets, goodwill and other intangible assets; the fair values of assets and liabilities assumed in business combinations; income tax expenses and provisions related to uncertain tax positions; pensions and other postretirement benefit assumptions; and legal and other contingencies. Where appropriate, we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from our estimates and assumptions.

We deem an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our Consolidated Financial Statements. We also deem an accounting policy to be critical when the application of such policy is essential to our ongoing operations. We believe the following critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. These policies should be considered when reading our Consolidated Financial Statements.

Revenue recognition

We generally recognize revenues for the sale of goods when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. With regards to the sale of products, delivery is not considered to have occurred, and therefore no revenues are recognized, until the customer has taken title to the products and assumed the risks and rewards of ownership of the products specified in the purchase order or sales agreement. Generally, the transfer of title and risks and rewards of ownership are governed by the contractually-defined shipping terms. We use various International Commercial shipping terms (as promulgated by the International Chamber of Commerce) such as Ex Works (EXW), Free Carrier (FCA) and Delivered Duty Paid (DDP). Subsequent to delivery of the products, we generally have no further contractual performance obligations that would preclude revenue recognition.

Revenues under long-term construction-type contracts are generally recognized using the percentage-of-completion method of accounting. We use the cost-to-cost method to measure progress towards completion on contracts. Under this method, progress of contracts is measured by actual costs incurred in relation to management's best estimate of total estimated costs, which are reviewed and updated routinely for contracts in progress. The cumulative effect of any change in estimate is recorded in the period in which the change in estimate is determined.

The percentage-of-completion method of accounting involves the use of assumptions and projections, principally relating to future material, labor and project-related overhead costs. As a consequence, there is a risk that total contract costs will exceed those we originally estimated and the margin will decrease or the long-term construction-type contract may become unprofitable. This risk increases if the duration of a contract increases because there is a higher probability that the circumstances upon which we originally developed estimates will change, resulting in increased costs that we may not recover. Factors that could cause costs to increase include:

- unanticipated technical problems with equipment supplied or developed by us which may require us to incur additional costs to remedy,
- changes in the cost of components, materials or labor,
- difficulties in obtaining required governmental permits or approvals,
- project modifications creating unanticipated costs,
- suppliers' or subcontractors' failure to perform, and
- delays caused by unexpected conditions or events.

Changes in our initial assumptions, which we review on a regular basis between balance sheet dates, may result in revisions to estimated costs, current earnings and anticipated earnings. We recognize these changes in the period in which the changes in estimates are determined. By recognizing changes in estimates cumulatively, recorded revenue and costs to date reflect the current estimates of the stage of completion of each project. Additionally, losses on long-term contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues.

Short-term construction-type contracts, or long-term construction-type contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates difficult, are accounted for under the completed-contract method. Revenues under the completed-contract method are recognized upon substantial completion – that is: acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

For non construction-type contracts that contain customer acceptance provisions, revenue is deferred until customer acceptance occurs or we have demonstrated the customer-specified objective criteria have been met or the contractual acceptance period has lapsed.

Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Service revenues reflect revenues earned from our activities in providing services to customers primarily subsequent to the sale and delivery of a product or complete system. Such revenues consist of maintenance-type contracts, field service activities that include personnel and accompanying spare parts, and installation and commissioning of products as a stand-alone service or as part of a service contract.

Revenues for software license fees are recognized when persuasive evidence of a non-cancelable license agreement exists, delivery has occurred, the license fee is fixed or determinable, and collection is probable. In software arrangements that include rights to multiple software products and/or services, the total arrangement fee is allocated using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence (VSOE) of fair value of such undelivered elements and the residual amounts of revenue are allocated to the delivered elements. Elements included in multiple element arrangements may consist of software licenses, maintenance (which includes customer support services and unspecified upgrades), hosting, and consulting services. VSOE is based on the price generally charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change once the element is sold separately. If VSOE does not exist for an undelivered element, the total arrangement fee will be recognized as revenue over the life of the contract or upon delivery of the undelivered element.

We offer multiple element arrangements to meet our customers' needs. These arrangements may involve the delivery of multiple products and/or performance of services (such as installation and training) and the delivery and/or performance may occur at different points in time or over different periods of time. Deliverables of such multiple element arrangements are evaluated to determine the unit of accounting and if certain criteria are met, we allocate revenues to each unit of accounting based on its relative selling price. A hierarchy of selling prices is used to determine the selling price of each specific deliverable that includes VSOE (if available), third-party evidence (if VSOE is not available), or estimated selling price if neither of the first two is available. The estimated selling price reflects our best estimate of what the selling prices of elements would be if the elements were sold on a stand-alone basis. Revenue is allocated between the elements of an arrangement consideration at the inception of the arrangement. Such arrangements generally include industry-specific performance and termination provisions, such as in the event of substantial delays or non-delivery.

Revenues are reported net of customer rebates and similar incentives. Taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between us and our customers, such as sales, use, value-added and some excise taxes, are excluded from revenues.

These revenue recognition methods require the collectability of the revenues recognized to be reasonably assured. When recording the respective accounts receivable, allowances are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. The risk remains that actual defaults will vary in number and amount from those originally estimated. As such, the amount of revenues recognized might exceed or fall below the amount which will be collected, resulting in a change in earnings in the future. The risk of deterioration is likely to increase during periods of significant negative industry, economic or political trends.

As a result of the above policies, judgment in the selection and application of revenue recognition methods must be made.

Contingencies

As more fully described in "Note 15 Commitments and contingencies" to our Consolidated Financial Statements, we are subject to proceedings, litigation or threatened litigation and other claims and inquiries related to environmental, labor, product, regulatory, tax (other than income tax) and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

We record provisions for our contingent obligations when it is probable that a loss will be incurred and the amount can be reasonably estimated. Any such provision is generally recognized on an undiscounted basis using our best estimate of the amount of loss or at the lower end of an estimated range when a single best estimate is not determinable. In some cases, we may be able to recover a portion of the costs relating to these obligations from insurers or other third parties; however, we record such amounts only when it is probable that they will be collected.

We provide for anticipated costs for warranties when we recognize revenues on the related products or contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship in our products. We generally make individual assessments on contracts with risks resulting from order-specific conditions or guarantees and assessments on an overall, statistical basis for similar products sold in larger quantities. There is a risk that actual warranty costs may exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

We may have legal obligations to perform environmental clean-up activities related to land and buildings as a result of the normal operations of our business. In some cases, the timing or the method of settlement, or both are conditional upon a future event that may or may not be within our control, but the underlying obligation itself is unconditional and certain. We recognize a provision for these obligations when it is probable that a liability for the clean-up activity has been incurred and a reasonable estimate of its fair value can be made. In some cases, we may be able to recover a portion of the costs expected to be incurred to settle these matters. An asset is recorded when it is probable that we will collect such amounts. Provisions for environmental obligations are not discounted to their present value when the timing of payments cannot be reasonably estimated.

Pension and other postretirement benefits

As more fully described in "Note 17 Employee benefits" to our Consolidated Financial Statements, we have a number of defined benefit pension and other postretirement plans and recognize an asset for a plan's overfunded status or a liability for a plan's underfunded status in our Consolidated Balance Sheets. We measure such a plan's assets and obligations that determine its funded status as of the end of the year.

Significant differences between assumptions and actual experience, or significant changes in assumptions, may materially affect the pension obligations. The effects of actual results differing from assumptions and the changing of assumptions are included in net actuarial loss within "Accumulated other comprehensive loss".

We recognize actuarial gains and losses gradually over time. Any cumulative unrecognized actuarial gain or loss that exceeds 10 percent of the greater of the present value of the projected benefit obligation (PBO) and the fair value of plan assets is recognized in earnings over the expected average remaining working lives of the employees participating in the plan, or the expected average remaining lifetime of the inactive plan participants if the plan is comprised of all or almost all inactive participants. Otherwise, the actuarial gain or loss is not recognized in the Consolidated Income Statements.

We use actuarial valuations to determine our pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates, mortality rates and expected return on plan assets. Under U.S. GAAP, we are required to consider current market conditions in making these assumptions. In particular, the discount rates are reviewed annually based on changes in long-term, highly-rated corporate bond yields. Decreases in the discount rates result in an increase in the PBO and in pension costs. Conversely, an increase in the discount rates results in a decrease in the PBO and in pension costs. The mortality assumptions are reviewed annually by management. Decreases in mortality rates result in an increase in the PBO and in pension costs. Conversely, an increase in mortality rates results in a decrease in the PBO and in pension costs.

Holding all other assumptions constant, a 0.25 percentage-point decrease in the discount rate would have increased the PBO related to our defined benefit pension plans by $456 million, while a 0.25 percentage-point increase in the discount rate would have decreased the PBO related to our defined benefit pension plans by $431 million.

The expected return on plan assets is reviewed regularly and considered for adjustment annually based upon the target asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. Holding all other assumptions constant, an increase or decrease of 0.25 percentage-points in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2014 by $27 million.

The funded status, which can increase or decrease based on the performance of the financial markets or changes in our assumptions, does not represent a mandatory short-term cash obligation. Instead, the funded status of a defined benefit pension plan is the difference between the PBO and the fair value of the plan assets. At December 31, 2014, our defined benefit pension plans were $1,890 million underfunded compared to an underfunding of $1,133 million at December 31, 2013. Our other postretirement plans were underfunded by $245 million and $236 million at December 31, 2014 and 2013, respectively.

We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases to be 8 percent per annum for 2015, gradually declining to 5 percent per annum by 2028 and to remain at that level thereafter.

Income taxes

In preparing our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Tax expense from continuing operations is reconciled from the weighted-average global tax rate (rather than from the Swiss domestic statutory tax rate) as the parent company of the ABB Group, ABB Ltd, is domiciled in Switzerland. Income which has been generated in jurisdictions outside of Switzerland (hereafter "foreign jurisdictions") and has already been subject to corporate income tax in those foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign subsidiaries. There is no requirement in Switzerland for a parent company of a group to file a tax return of the group determining domestic and foreign pre-tax income and as our consolidated income from continuing operations is predominantly earned outside of Switzerland, corporate income tax in foreign jurisdictions largely determines our global weighted-average tax rate.

We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease this allowance in a period, we recognize the change in the allowance within "Provision for taxes" in the Consolidated Income Statements unless the change relates to discontinued operations, in which case the change is recorded in "Income (loss) from discontinued operations, net of tax". Unforeseen changes in tax rates and tax laws, as well as differences in the projected taxable income as compared to the actual taxable income, may affect these estimates.

Certain countries levy withholding taxes, dividend distribution taxes or additional corporate income taxes (hereafter "withholding taxes") on dividend distributions. Such taxes cannot always be fully reclaimed by the shareholder, although they have to be declared and withheld by the subsidiary. Switzerland has concluded double taxation treaties with many countries in which we operate. These treaties either eliminate or reduce such withholding taxes on dividend distributions. It is our policy to distribute retained earnings of subsidiaries, insofar as such earnings are not permanently reinvested or no other reasons exist that would prevent the subsidiary from distributing them. No deferred tax liability is set up, if retained earnings are considered as permanently reinvested, and used for financing current operations as well as business growth through working capital and capital expenditure in those countries.

We operate in numerous tax jurisdictions and, as a result, are regularly subject to audit by tax authorities. We provide for tax contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Contingency provisions are recorded based on the technical merits of our filing position, considering the applicable tax laws and Organisation for Economic Co-operation and Development (OECD) guidelines and are based on our evaluations of the facts and circumstances as of the end of each reporting period. Changes in the facts and circumstances could result in a material change to the tax accruals. Although we believe that our tax estimates are reasonable and that appropriate tax reserves have been made, the final determination of tax audits and any related litigation could be different than that which is reflected in our income tax provisions and accruals.

An estimated loss from a tax contingency must be accrued as a charge to income if it is more likely than not that a tax asset has been impaired or a tax liability has been incurred and the amount of the loss can be reasonably estimated. We apply a two-step approach to recognize and measure uncertainty in income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement. The required amount of provisions for contingencies of any type may change in the future due to new developments.

Business combinations

The amount of goodwill initially recognized in a business combination is based on the excess of the purchase price of the acquired company over the fair value of the assets acquired and liabilities assumed. The determination of these fair values requires us to make significant estimates and assumptions. For instance, when assumptions with respect to the timing and amount of future revenues and expenses associated with an asset are used to determine its fair value, but the actual timing and amount differ materially, the asset could become impaired. In some cases, particularly for large acquisitions, we may engage independent third-party appraisal firms to assist in determining the fair values.

Critical estimates in valuing certain intangible assets include but are not limited to: future expected cash flows of the acquired business, brand awareness, customer retention, technology obsolescence and discount rates.

In addition, uncertain tax positions and tax-related valuation allowances assumed in connection with a business combination are initially estimated at the acquisition date. We reevaluate these items quarterly, based upon facts and circumstances that existed at the acquisition date with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the twelve-month measurement period. Subsequent to the measurement period or our final determination of the tax allowance's or contingency's estimated value, whichever comes first, changes to these uncertain tax positions and tax-related valuation allowances will affect our provision for income taxes in our Consolidated Income Statements and could have a material impact on our results of operations and financial position. The fair values assigned to the intangible assets acquired are described in "Note 3 Acquisitions and business divestments" as well as "Note 11 Goodwill and other intangible assets", to our Consolidated Financial Statements.

Goodwill and other intangible assets

We review goodwill for impairment annually as of October 1, or more frequently if events or circumstances indicate the carrying value may not be recoverable. We use either a qualitative or quantitative assessment method for each reporting unit. The qualitative assessment involves determining, based on an evaluation of qualitative factors, whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, based on this qualitative assessment, it is determined to be more likely than not that the reporting unit's fair value is less than its carrying value, the two-step quantitative impairment test is performed. If we elect not to perform the qualitative assessment for a reporting unit, then we perform the two-step impairment test.

Our reporting units are the same as our business divisions for Discrete Automation and Motion, Low Voltage Products, Power Products and Power Systems. For the Process Automation division, we determined the reporting units to be one level below the division, as the different products produced or services provided by this division do not share sufficiently similar economic characteristics to permit testing of goodwill on a total division level.

When performing the qualitative assessment, we first determine, for a reporting unit, factors which would affect the fair value of the reporting unit including: (i) macroeconomic conditions related to the business, (ii) industry and market trends, and (iii) the overall future financial performance and future opportunities in the markets in which the business operates. We then consider how these factors would impact the most recent quantitative analysis of the reporting unit's fair value. Key assumptions in determining the value of the reporting unit include the projected level of business operations, the weighted-average cost of capital, the income tax rate and the terminal growth rate.

If, after performing the qualitative assessment, we conclude that events or circumstances have occurred which would indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or if we have elected not to perform a qualitative assessment, the two-step quantitative impairment test is performed. In the first step, we calculate the fair value of the reporting unit (using an income approach whereby the fair value is calculated based on the present value of future cash flows applying a discount rate that represents our weighted-average cost of capital) and compare it to the reporting unit's carrying value. Where the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. However, if the carrying value of the net assets assigned to the reporting unit is equal to or exceeds the reporting unit's fair value, we would perform the second step of the impairment test. In the second step, we would determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill were to exceed its implied fair value, then we would record an impairment loss equal to the difference. Any goodwill impairment losses would be recorded as a separate line item in the income statement in continuing operations, unless related to a discontinued operation, in which case the losses would be recorded in "Income (loss) from discontinued operations, net of tax".

In 2014, we performed the two-step quantitative impairment test for all of our reporting units to reflect new assumptions and forecasts resulting from our newly-developed strategic plan for the period 2015 to 2020. The quantitative test concluded that the estimated fair values for each of our reporting units exceeded their respective carrying values by at least 60 percent and as no reporting unit had a zero or negative carrying value, we concluded that none of the reporting units was "at risk" of failing the goodwill impairment test. Consequently, the second step of the impairment test was not performed.

The projected future cash flows used in the fair value calculation are based on approved business plans for the reporting units which cover a period of six years plus a calculated terminal value. The projected future cash flows require significant judgments and estimates involving variables such as future sales volumes, sales prices, awards of large orders, production and other operating costs, capital expenditures, net working capital requirements and other economic factors. The after-tax weighted-average cost of capital, currently 9 percent, is based on variables such as the risk-free rate derived from the yield of 10-year U.S. treasury bonds, as well as an ABB-specific risk premium. The terminal value growth rate is assumed to be 1 percent. The mid-term tax rate used in the test is currently 27 percent. We base our fair value estimates on assumptions we believe to be reasonable, but which are inherently uncertain. Consequently, actual future results may differ from those estimates.

We assess the reasonableness of the fair value calculations of our reporting units by reconciling the sum of the fair values for all our reporting units to our total market capitalization. The assumptions used in the fair value calculation are challenged each year (through the use of sensitivity analysis) to determine the impact on the fair value of the reporting units. Our sensitivity analysis in 2014 showed that, holding all other assumptions constant, a 1 percentage-point increase in the discount rate would have reduced the calculated fair value by approximately 11.6 percent, while a 1 percentage-point decrease in the terminal value growth rate would have reduced the calculated fair value by approximately 7.3 percent.

In 2013, we performed a qualitative assessment for all of our reporting units except for Power Systems where we elected to perform a quantitative test. Based on the qualitative assessments performed in 2013 and 2012 (when the qualitative assessment covered all our reporting units), we determined that it was not more likely than not that the fair value was below the carrying value for these reporting units, and as a result, concluded that it was not necessary to perform the two-step quantitative impairment test.

The quantitative test for Power Systems was undertaken in response to the low order intake in 2013. The calculated fair value of the Power Systems reporting unit on October 1, 2013, exceeded the reporting unit's carrying value by more than 50 percent and as the carrying value was not zero or negative, we concluded that Power Systems was not "at risk" of failing the goodwill impairment test. Consequently, the second step of the impairment test was not performed.

The projected future cash flows used in the fair value calculation for Power Systems in 2013, were based on an approved business plan for the reporting unit which covered a period of four years plus a calculated terminal value. The projected future cash flows required significant estimates and judgments involving variables such as future sales volumes, sales prices, awards of large orders, production and other operating costs, capital expenditures, net working capital requirements and other economic factors. The after-tax weighted-average cost of capital used (9 percent) was based on variables such as the risk-free rate derived from the yield of 10-year U.S. treasury bonds, as well as an ABB-specific risk premium. The terminal value growth rate was assumed to be 1 percent. The mid-term tax rate used in the test was 27 percent.

Intangible assets are reviewed for recoverability upon the occurrence of certain triggering events (such as a decision to divest a business or projected losses of an entity) or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We record impairment charges in "Other income (expense), net", in our Consolidated Income Statements, unless they relate to a discontinued operation, in which case the charges are recorded in "Income (loss) from discontinued operations, net of tax".

New accounting pronouncements

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our Consolidated Financial Statements, see "Note 2 Significant accounting policies" to our Consolidated Financial Statements.

Research and development

Each year, we invest significantly in research and development. Our research and development focuses on developing and commercializing the technologies of our businesses that are of strategic importance to our future growth. In 2014, 2013 and 2012, we invested $1,499 million, $1,470 million and $1,464 million, respectively, or approximately 3.8 percent, 3.5 percent and 3.7 percent, respectively, of our annual consolidated revenues on research and development activities. We also had expenditures of $310 million, $274 million and $282 million, respectively, or approximately 0.8 percent, 0.7 percent and 0.7 percent, respectively, of our annual consolidated revenues in 2014, 2013 and 2012, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in process of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

In addition to continuous product development, and order-related engineering work, we develop platforms for technology applications in our automation and power businesses in our research and development laboratories, which operate on a global basis. Through active management of our investment in research and development, we seek to maintain a balance between short-term and long-term research and development programs and optimize our return on investment.

Our research and development strategy focuses on three objectives: (i) to monitor and develop emerging technologies and create an innovative, sustainable technology base for ABB, (ii) to develop technology platforms that enable efficient product design for our power and automation customers, and (iii) to create the next generation of power and automation products and systems that we believe will be the engines of profitable growth.

Universities are incubators of future technology, and a central task of our research and development team is to transform university research into industry-ready technology platforms. We collaborate with a number of universities and research institutions to build research networks and foster new technologies. We believe these collaborations shorten the amount of time required to turn basic ideas into viable products, and they additionally help us recruit and train new personnel. We have built numerous university partnerships in the U.S., Europe and Asia, including long-term, strategic relationships with the Carnegie Mellon University, Massachusetts Institute of Technology, North Carolina State University, ETH Zurich, EPFL Lausanne, University of Zurich, Chalmers Technical University Gothenburg, Royal Institute of Technology (KTH) Stockholm, TU Dresden, TU Delft, Cambridge University and Imperial College London. Our collaborative projects include research on materials, sensors, micro-engineered mechanical systems, robotics, controls, manufacturing, distributed power and communication. Common platforms for power and automation technologies are developed around advanced materials, efficient manufacturing, information technology and data communication, as well as sensor and actuator technology.

Common applications of basic power and automation technologies can also be found in power electronics, electrical insulation, and control and optimization. Our power technologies, including our insulation technologies, current interruption and limitation devices, power electronics, flow control and power protection processes, apply as much to large, reliable, blackout-free transmission systems as they do to everyday household needs. Our automation technologies, including our control and optimization processes, power electronics, sensors and microelectronics, mechatronics and wireless communication processes, are designed to improve efficiency in plants and factories around the world, including our own.

Acquisitions and divestments

Acquisitions

During 2014, 2013 and 2012, ABB paid $58 million, $897 million and $3,643 million to purchase six, seven and nine businesses, respectively. The amounts exclude changes in cost- and equity-accounted companies.

There were no significant acquisitions in 2014 or 2013; the largest acquisition during this two-year period was Power-One, acquired in July 2013.

The principal acquisition in 2012 was Thomas & Betts, which was acquired in May 2012. Thomas & Betts designs, manufactures and markets components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The complementary combination of Thomas & Betts' electrical components and ABB's low-voltage protection, control and measurement products creates a broader low-voltage portfolio (in our Low Voltage Products division) that can be distributed through Thomas & Betts' network of more than 6,000 distributor locations and wholesalers in North America, and through ABB's well-established distribution channels in Europe and Asia.

Divestments

During 2014, ABB divested several businesses which were primarily its Full Service business, the Meyer Steel Structures business of Thomas & Betts, the heating, ventilation and air conditioning (HVAC) business of Thomas & Betts and the Power Solutions business of Power-One. Total cash proceeds from all business divestments during 2014 amounted to $1,090 million, net of transaction costs and cash disposed.

There were no significant divestments in 2013 and 2012.

For more information on our divestments, see "Note 3 Acquisitions and business divestments" to our Consolidated Financial Statements.

Exchange rates

We report our financial results in U.S. dollars. Due to our global operations, a significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies. As a consequence, movements in exchange rates between currencies may affect: (i) our profitability, (ii) the comparability of our results between periods, and (iii) the reported carrying value of our assets and liabilities.

We translate non-USD denominated results of operations, assets and liabilities to USD in our Consolidated Financial Statements. Balance sheet items are translated to USD using year-end currency exchange rates. Income statement and cash flow items are translated to USD using the relevant monthly average currency exchange rate.

Increases and decreases in the value of the USD against other currencies will affect the reported results of operations in our Consolidated Income Statements and the value of certain of our assets and liabilities in our Consolidated Balance Sheets, even if our results of operations or the value of those assets and liabilities have not changed in their original currency. As foreign exchange rates impact our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly affect the comparability of our reported results of operations between periods and result in significant changes to the reported value of our assets, liabilities and stockholders' equity.

While we operate globally and report our financial results in USD, exchange rate movements between the USD and both the EUR and the CHF are of particular importance to us due to (i) the location of our significant operations and (ii) our corporate headquarters being in Switzerland.

The exchange rates between the USD and the EUR and the USD and the CHF at December 31, 2014, 2013 and 2012, were as follows:

Exchange rates into $	2014	2013	2012
EUR 1.00	1.22	1.38	1.32
CHF 1.00	1.01	1.12	1.09

The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2014, 2013 and 2012, were as follows:

Exchange rates into $	2014	2013	2012
EUR 1.00	1.33	1.33	1.29
CHF 1.00	1.09	1.08	1.07

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange transaction risk of our operations.

In 2014, approximately 81 percent of our consolidated revenues were reported in currencies other than the USD. The following percentages of consolidated revenues were reported in the following currencies:

- Euro, approximately 20 percent,
- Chinese renminbi, approximately 11 percent, and
- Swedish krona, approximately 5 percent.

In 2014, approximately 79 percent of our cost of sales and selling, general and administrative expenses were reported in currencies other than the USD. The following percentages of consolidated cost of sales and selling, general and administrative expenses were reported in the following currencies:

- Euro, approximately 19 percent,
- Chinese renminbi, approximately 10 percent,
- Swedish krona, approximately 5 percent, and
- Canadian dollar, approximately 5 percent.

We also incur expenses other than cost of sales and selling, general and administrative expenses in various currencies.

The results of operations and financial position of many of our subsidiaries outside of the United States are reported in the currencies of the countries in which those subsidiaries are located. We refer to these currencies as "local currencies". Local currency financial information is then translated into USD at applicable exchange rates for inclusion in our Consolidated Financial Statements.

The discussion of our results of operations below provides certain information with respect to orders, revenues, income from operations and other measures as reported in USD (as well as in local currencies). We measure period-to-period variations in local currency results by using a constant foreign exchange rate for all periods under comparison. Differences in our results of operations in local currencies as compared to our results of operations in USD are caused exclusively by changes in currency exchange rates.

While we consider our results of operations as measured in local currencies to be a significant indicator of business performance, local currency information should not be relied upon to the exclusion of U.S. GAAP financial measures. Instead, local currencies reflect an additional measure of comparability and provide a means of viewing aspects of our operations that, when viewed together with the U.S. GAAP results, provide a more complete understanding of factors and trends affecting the business. As local currency information is not standardized, it may not be possible to compare our local currency information to other companies' financial measures that have the same or a similar title. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Transactions with affiliates and associates

In the normal course of our business, we purchase products from, sell products to and engage in other transactions with entities in which we hold an equity interest. The amounts involved in these transactions are not material to ABB Ltd. Also, in the normal course of our business, we engage in transactions with businesses that we have divested. We believe that the terms of the transactions we conduct with these companies are negotiated on an arm's length basis.

Orders

Our policy is to book and report an order when a binding contractual agreement has been concluded with a customer covering, at a minimum, the price and scope of products or services to be supplied, the delivery schedule and the payment terms. The reported value of an order corresponds to the undiscounted value of revenues that we expect to recognize following delivery of the goods or services subject to the order, less any trade discounts and excluding any value added or sales tax. The value of orders received during a given period of time represents the sum of the value of all orders received during the period, adjusted to reflect the aggregate value of any changes to the value of orders received during the period and orders existing at the beginning of the period. These adjustments, which may in the aggregate increase or decrease the orders reported during the period, may include changes in the estimated order price up to the date of contractual performance, changes in the scope of products or services ordered and cancellations of orders.

The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 16 percent of the value of total orders we recorded in 2014 were "large orders," which we define as orders from third parties involving a value of at least $15 million for products or services. Approximately 43 percent of the total value of large orders in 2014 were recorded by our Power Systems division and approximately 35 percent in our Process Automation division. The other divisions accounted for the remainder of the total large orders recorded during 2014. The remaining portion of total orders recorded in 2014 was "base orders," which we define as orders from third parties with a value of less than $15 million for products or services.

The level of orders fluctuates from year to year. Portions of our business involve orders for long-term projects that can take months or years to complete and many large orders result in revenues in periods after the order is booked. Consequently, the level of large orders and orders generally cannot be used to accurately predict future revenues or operating performance. Orders that have been placed can be cancelled, delayed or modified by the customer. These actions can reduce or delay any future revenues from the order or may result in the elimination of the order.

Performance measures

We evaluate the performance of our divisions primarily based on orders received, revenues and Operational EBITDA.

Operational EBITDA represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

From 2015, performance of our divisions will be primarily based on orders received, revenues and Operational EBITA.

Operational EBITA represents income from operations excluding amortization of intangibles acquired in business combinations, restructuring and restructuring-related expenses, gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

See "Note 23 Operating segment and geographic data" to our Consolidated Financial Statements for a reconciliation of the total consolidated Operational EBITDA to income from continuing operations before taxes.

Analysis of results of operations

Our consolidated results from operations were as follows:

($ in millions, except per share data in $)	2014	2013	2012
Orders	41,515	38,896	40,232
Order backlog at December 31,	24,900	26,046	29,298
Revenues	39,830	41,848	39,336
Cost of sales	(28,615)	(29,856)	(27,958)
Gross profit	**11,215**	**11,992**	**11,378**
Selling, general and administrative expenses	(6,067)	(6,094)	(5,756)
Non-order related research and development expenses	(1,499)	(1,470)	(1,464)
Other income (expense), net	529	(41)	(100)
Income from operations	**4,178**	**4,387**	**4,058**
Net interest and other finance expense	(282)	(321)	(220)
Provision for taxes	(1,202)	(1,122)	(1,030)
Income from continuing operations, net of tax	**2,694**	**2,944**	**2,808**
Income (loss) from discontinued operations, net of tax	24	(37)	4
Net income	**2,718**	**2,907**	**2,812**
Net income attributable to noncontrolling interests	(124)	(120)	(108)
Net income attributable to ABB	**2,594**	**2,787**	**2,704**
Amounts attributable to ABB shareholders:			
Income from continuing operations, net of tax	2,570	2,824	2,700
Net income	2,594	2,787	2,704
Basic earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.12	1.23	1.18
Net income	1.13	1.21	1.18
Diluted earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.12	1.23	1.18
Net income	1.13	1.21	1.18

A more detailed discussion of the orders, revenues, Operational EBITDA and income from operations for our divisions follows in the sections of "Divisional analysis" below entitled "Discrete Automation and Motion", "Low Voltage Products", "Process Automation", "Power Products", "Power Systems" and "Corporate and Other". Orders and revenues of our divisions include interdivisional transactions which are eliminated in the "Corporate and Other" line in the tables below.

Orders

				% Change	
($ in millions)	2014	2013	2012	2014	2013
Discrete Automation and Motion	10,559	9,771	9,625	8%	2%
Low Voltage Products	7,550	7,696	6,720	(2)%	15%
Process Automation	8,577	8,000	8,704	7%	(8)%
Power Products	10,764	10,459	11,040	3%	(5)%
Power Systems	6,871	5,949	7,973	15%	(25)%
Operating divisions	**44,321**	**41,875**	**44,062**	**6%**	**(5)%**
Corporate and Other[1]	(2,806)	(2,979)	(3,830)	n.a.	n.a.
Total	**41,515**	**38,896**	**40,232**	**7%**	**(3)%**

[1] Includes interdivisional eliminations

In 2014, total order volume increased 7 percent (9 percent in local currencies) and increased across all divisions except Low Voltage Products. Orders increased primarily due to higher large orders while base orders also increased. In the automation divisions, orders were supported by customer investments to improve operational efficiency and an increase in the demand for services. In the power divisions, the key demand drivers such as capacity expansion in emerging markets, upgrading of aging infrastructure in mature markets and the integration of renewable energy supplies into power grids, remained intact.

In 2014, orders in the Discrete Automation and Motion division grew 8 percent (10 percent in local currencies) on higher orders in all businesses and supported by the impact of including Power-One for the full year in 2014. Orders decreased 2 percent in the Low Voltage Products division (flat in local currencies) as the impacts of divesting the HVAC and Steel Structures businesses offset the order increases which were realized in most of the division's other businesses. Orders in the Process Automation division increased 7 percent (10 percent in local currencies) on significantly higher large orders in the marine sector compared to the previous year. Orders increased 3 percent (5 percent in local currencies) in the Power Products division, supported by the industry sector and continued selective investments in large transmission projects. In the Power Systems division, orders grew 15 percent (20 percent in local currencies), driven primarily by the receipt of several large orders.

During 2014, base orders grew 2 percent (4 percent in local currencies) reflecting the global economic conditions which showed positive trends but remained mixed in certain markets. Following a weak large order intake in 2013, large orders increased 45 percent (50 percent in local currencies) in 2014. Successful sales efforts resulted in orders from the 2013 tender backlog successfully turning into orders in 2014. This allowed large orders to grow significantly, particularly in the Process Automation and Power Systems divisions.

In 2013, total order volume declined 3 percent (3 percent in local currencies) as lower large orders were not offset by base order growth. Orders were supported by our automation divisions where customer investments to improve operational efficiency and the demand for services increased during the year. Despite strong project tendering activity, some customers delayed order awards due to macroeconomic uncertainties and this resulted in order declines in the power divisions compared to 2012.

Supported by growth in the second half of the year, orders in the Discrete Automation and Motion division grew 2 percent (2 percent in local currencies) in 2013, as higher orders in the Robotics business and the positive impact of acquiring Power-One more than compensated the decreases in the Motors and Generators business. Orders increased 15 percent (14 percent in local currencies) in the Low Voltage Products division, due primarily to the impact of including Thomas & Betts for the full year in 2013 (compared to approximately seven months in 2012). In addition, orders in all businesses in this division grew except the Low Voltage Systems business. Orders in the Process Automation division decreased 8 percent (8 percent in local currencies) as stable orders in the product businesses were more than offset by the impact of lower large orders. Orders decreased 5 percent (5 percent in local currencies) in the Power Products division, mainly driven by lower transformer orders. Significantly lower large orders led to a decline of 25 percent (25 percent in local currencies) in orders in the Power Systems division as customers postponed large investments and as a result of our order selectivity and focus on higher-margin business that is part of the division's strategic repositioning (announced in December 2012).

During 2013, base orders grew 2 percent (2 percent in local currencies) as the economic environment improved in the second half of 2013. As fewer large orders from projects in the Power Systems and Process Automation divisions were received, large orders declined 31 percent (31 percent in local currencies).

We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated orders was as follows:

				% Change	
($ in millions)	2014	2013	2012	2014	2013
Europe	14,246	13,334	13,512	7%	(1)%
The Americas	11,957	11,365	12,152	5%	(6)%
Asia	11,215	10,331	10,346	9%	–
Middle East and Africa	4,097	3,866	4,222	6%	(8)%
Total	**41,515**	**38,896**	**40,232**	**7%**	**(3)%**

Orders in 2014 grew in all regions on higher orders in both power and automation. Orders in Europe increased 7 percent (9 percent in local currencies) driven by increases in large orders. Orders were higher in the United Kingdom, Sweden, Finland, France, Switzerland, Spain and the Netherlands, offsetting lower orders in Germany, Italy, Norway and Russia. Orders increased 5 percent (9 percent in local currencies) in the Americas on higher base and large orders in the U.S., Canada, Brazil and Argentina. In Asia, orders grew 9 percent (11 percent in local currencies) on higher orders in China, South Korea, India and Japan while orders were lower in Australia. Orders increased in MEA by 6 percent (9 percent in local currencies) supported by growth in Saudi Arabia while orders decreased in the United Arab Emirates and South Africa.

Orders in 2013 declined 6 percent (5 percent in local currencies) in the Americas, driven by lower orders in Brazil and lower large orders in the power sector in the U.S. and Canada. However, orders in the U.S. remained stable as base order growth (due primarily to the impact of including Thomas & Betts for the full year in 2013) compensated lower large power orders. In Asia, orders remained unchanged (increased 1 percent in local currencies) as growth in the automation divisions was offset by lower orders in the power businesses, primarily in India and Australia. China returned to growth as most divisions received higher orders than in the previous year from that country. Europe declined 1 percent (decrease of 3 percent in local currencies), as a moderate increase in the industrial sectors was offset by lower orders in the power divisions. Order growth in Germany, France and Spain mostly compensated declines in Italy, the United Kingdom, Russia as well as in most Nordic countries. Orders decreased in MEA by 8 percent (7 percent in local currencies) as large orders received in Kuwait and the United Arab Emirates could not offset lower large orders from the power sector in Saudi Arabia and Iraq, as well as from the oil and gas sector in Oman.

Order backlog

	December 31,			% Change	
($ in millions)	2014	2013	2012	2014	2013
Discrete Automation and Motion	4,385	4,351	4,426	1%	(2)%
Low Voltage Products	891	1,057	1,117	(16)%	(5)%
Process Automation	5,661	5,772	6,416	(2)%	(10)%
Power Products	7,791	7,946	8,493	(2)%	(6)%
Power Systems	8,246	9,435	12,107	(13)%	(22)%
Operating divisions	**26,974**	**28,561**	**32,559**	**(6)%**	**(12)%**
Corporate and Other[1]	(2,074)	(2,515)	(3,261)	n.a.	n.a.
Total	**24,900**	**26,046**	**29,298**	**(4)%**	**(11)%**

[1] Includes interdivisional eliminations

In 2014, consolidated order backlog decreased 4 percent (increased 5 percent in local currencies). Order backlog in all divisions reflected the effects of significant foreign currency changes as the U.S. dollar strengthened during 2014 against substantially all currencies. In the Discrete Automation and Motion, Process Automation and Power Products divisions, order backlog increased in local currencies as a result of growth in global industrial demand. Order backlog in the Process Automation division also increased due to large orders received in the marine and oil and gas sectors. Order backlog in the Low Voltage Products division decreased in local currencies due to divestments during 2014. Order backlog in the Power Systems division decreased 4 percent in local currencies as the impacts of higher large orders during 2014 were more than offset by the impacts of the run off of the order backlog in the businesses affected by the Power Systems repositioning announced in 2012 and the exit from the solar EPC business announced in 2014.

In 2013, consolidated order backlog declined 11 percent (10 percent in local currencies) with decreases in all divisions but primarily decreases in the Power Systems and Process Automation divisions. The decrease in the Power Systems division was due mainly to customers postponing investments, resulting in delays in the award of large orders, as well as reduced order intake resulting from the division's increased project selectivity, as part of the division's repositioning announced in December 2012. Order backlog in the Process Automation division decreased primarily due to a reduction in large orders received in the industrial sector. Despite an improvement of the macroeconomic environment in the second half of the year, order backlog in the Low Voltage Products division as well as in the Discrete Automation and Motion division was below the respective levels at the end of 2012.

Revenues

($ in millions)	2014	2013	2012	% Change 2014	% Change 2013
Discrete Automation and Motion	10,142	9,915	9,405	2%	5%
Low Voltage Products	7,532	7,729	6,638	(3)%	16%
Process Automation	7,948	8,497	8,156	(6)%	4%
Power Products	10,333	11,032	10,717	(6)%	3%
Power Systems	7,020	8,375	7,852	(16)%	7%
Operating divisions	**42,975**	**45,548**	**42,768**	**(6)%**	**7%**
Corporate and Other[1]	(3,145)	(3,700)	(3,432)	n.a.	n.a.
Total	**39,830**	**41,848**	**39,336**	**(5)%**	**6%**

[1] Includes interdivisional eliminations

Revenues in 2014 decreased 5 percent (2 percent in local currencies) due primarily to the impacts of the lower opening order backlog in the Power Systems and Process Automation divisions compared to the beginning of 2013 and the impacts of business divestments.

On a divisional basis, revenues grew 2 percent (4 percent in local currencies) in the Discrete Automation and Motion division, supported by growth in the Robotics business and also due to the impact of including Power-One for the full year in 2014. In the Low Voltage Products division, revenues decreased 3 percent (flat in local currencies) as steady to higher revenues in most businesses were offset by decreases in revenues resulting from divestments. Revenues in the Process Automation division decreased 6 percent (4 percent in local currencies) due to the effects of the lower opening order backlog, primarily in the systems businesses and were also impacted by the exit from a large service contract in the fourth quarter of 2013. Revenues in the Power Products division decreased 6 percent (4 percent in local currencies) mainly reflecting the low opening order backlog. In the Power Systems division, revenues decreased 16 percent (13 percent in local currencies) due to the lower opening order backlog in all businesses.

Revenues in 2013 increased 6 percent (7 percent in local currencies) due primarily to execution from prior year's high order backlog and due to the impact of including Thomas & Betts for the full year in 2013.

Revenues in 2013 rose 5 percent (5 percent in local currencies) in the Discrete Automation and Motion division as the Robotics business grew for the fourth consecutive year. In the Low Voltage Products division, revenues grew 16 percent (16 percent in local currencies) as most businesses recorded higher revenues, and due to the impact of including Thomas & Betts for the full year in 2013. Revenues in the Process Automation division were 4 percent higher (5 percent in local currencies) in 2013, supported by the execution of orders from the 2012 order backlog, especially in the marine, mining, and oil and gas sectors. Revenues in the Power Products division increased 3 percent (3 percent in local currencies), as all businesses reported higher revenues, assisted by strong order execution from the 2012 order backlog. In the Power Systems division, revenues increased 7 percent (8 percent in local currencies) on execution from the 2012 order backlog, led by the Power Generation and Grid Systems businesses.

We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated revenues was as follows:

($ in millions)	2014	2013	2012	% Change 2014	% Change 2013
Europe	13,674	14,385	14,073	(5)%	2%
The Americas	11,482	12,115	10,699	(5)%	13%
Asia	10,874	11,230	10,750	(3)%	4%
Middle East and Africa	3,800	4,118	3,814	(8)%	8%
Total	**39,830**	**41,848**	**39,336**	**(5)%**	**6%**

In 2014, revenues declined in all regions. In Europe, revenues decreased 5 percent (3 percent in local currencies) as revenue increases in Norway, the United Kingdom, France, Switzerland and Spain were more than offset by revenue declines in Germany, Italy, Sweden, Finland, Russia and the Netherlands. Revenues from the Americas declined 5 percent (2 percent in local currencies). Revenues were steady in the U.S. and included the impacts of including Power-One for a full year in 2014 while revenues declined in Canada and Brazil. Revenues from Asia decreased 3 percent (1 percent in local currencies) as revenues were flat in China while decreases were realized in India, South Korea and Australia. Revenues in MEA declined 8 percent (6 percent in local currencies) as a result of lower revenues in Saudi Arabia and South Africa in the power divisions while revenues increased in the United Arab Emirates.

In 2013, revenues in Europe increased 2 percent (flat in local currencies) with higher revenues in all divisions except Power Systems. Revenue increases in Sweden, Norway, the United Kingdom, Finland, France and the Netherlands more than offset revenue declines in Germany, Italy, Switzerland and Spain. Revenues from the Americas increased 13 percent (15 percent in local currencies) with higher revenues in all five divisions, and from the impact of including Thomas & Betts for the full year in 2013. Revenues increased at a double-digit rate in the U.S., Canada and Brazil, the main markets in this region. Revenues from Asia increased 4 percent (6 percent in local currencies) with stable or higher revenues in all divisions except Power Products. The revenue increase in Asia was due to higher revenues from the Low Voltage Products division, as well as the successful execution, in the Process Automation division, of marine orders for the oil and gas sector in China and South Korea. In India revenues grew moderately. Revenues in MEA grew by 8 percent (11 percent in local currencies) primarily from increases in the Power Products division, while revenues from the oil and gas sector declined. Saudi Arabia, South Africa and Iraq recorded significant revenue increases.

Cost of sales

Cost of sales consists primarily of labor, raw materials and component costs but also includes indirect production costs, expenses for warranties, contract and project charges, as well as order-related development expenses incurred in connection with projects for which corresponding revenues have been recognized.

In 2014, cost of sales decreased 4 percent (1 percent in local currencies) to $28,615 million. As a percentage of revenues, cost of sales increased from 71.3 percent in 2013 to 71.8 percent in 2014. Cost of sales as a percentage of revenues decreased in most divisions as benefits from cost savings more than offset the impacts from price pressures in certain markets. However, the consolidated cost of sales as a percentage of revenues was higher due to high project-related costs in the Power Systems division and the dilutive impact on margins from the Power-One acquisition in the Discrete Automation and Motion division.

In 2013, cost of sales increased 7 percent (8 percent in local currencies) to $29,856 million. As a percentage of revenues, cost of sales increased from 71.1 percent in 2012 to 71.3 percent in 2013. Despite margin improvements in the Low Voltage Products division, cost of sales as a percentage of revenues increased due to a negative business mix and margin reductions on the execution of lower margin orders from the backlog in the Power Products division. Furthermore, additional negative impacts from project-related charges in the Power Systems division were recorded. Cost of sales as a percentage of service revenues decreased due to productivity gains and a positive business mix.

Selling, general and administrative expenses

The components of selling, general and administrative expenses were as follows:

($ in millions)	**2014**	**2013**	**2012**
Selling expenses	4,054	4,071	3,862
Selling expenses as a percentage of orders received	*9.8%*	*10.5%*	*9.6%*
General and administrative expenses	2,013	2,023	1,894
General and administrative expenses as a percentage of revenues	*5.1%*	*4.8%*	*4.8%*
Total selling, general and administrative expenses	**6,067**	**6,094**	**5,756**
Total selling, general and administrative expenses as a percentage of revenues	*15.2%*	*14.6%*	*14.6%*
Total selling, general and administrative expenses as a percentage of the average of orders received and revenues	*14.9%*	*15.1%*	*14.5%*

In 2014, general and administrative expenses remained stable compared to 2013 (increased 2 percent in local currencies). As a percentage of revenues, general and administrative expenses increased from 4.8 percent to 5.1 percent mainly due to the impact of lower revenues.

In 2013, general and administrative expenses increased 7 percent (7 percent in local currencies) driven partly by the incremental costs of newly-acquired companies and investment in information technology infrastructure. However, general and administrative expenses as a percentage of revenues, remained unchanged.

In 2014, selling expenses remained stable compared to 2013 (increased 2 percent in local currencies). Selling expenses as a percentage of orders received decreased from 10.5 percent to 9.8 percent mainly due to the impact of higher orders received.

In 2013, selling expenses increased 5 percent (5 percent in local currencies) mainly due to the increase in the number of sales-related employees added in certain key markets.

In 2014, selling, general and administrative expenses remained stable compared to 2013 (increased 2 percent in local currencies) and as a percentage of the average of orders and revenues, selling, general and administrative expenses decreased from 15.1 percent to 14.9 percent as the impact of lower revenues was more than offset by the impact of higher orders.

In 2013, selling, general and administrative expenses increased 6 percent (6 percent in local currencies). As a percentage of the average of orders and revenues, selling, general and administrative expenses increased 0.6 percentage-points to 15.1 percent, primarily due to the decrease in orders received and increased selling expenses (explained above).

Non-order related research and development expenses

In 2014, non-order related research and development expenses increased 2 percent compared to 2013 (4 percent in local currencies).

In 2013, non-order related research and development expenses remained flat (declined 1 percent in local currencies).

Non-order related research and development expenses as a percentage of revenues increased to 3.8 percent in 2014, after decreasing to 3.5 percent in 2013 from 3.7 percent in 2012.

Other income (expense), net

($ in millions)	2014	2013	2012
Restructuring and restructuring-related expenses[1]	(37)	(45)	(54)
Net gain from sale of property, plant and equipment	17	18	26
Asset impairments	(34)	(29)	(111)
Net gain (loss) from sale of businesses	543	(16)	(2)
Income from equity-accounted companies and other income (expense)	40	31	41
Total	**529**	**(41)**	**(100)**

[1] Excluding asset impairments

"Other income (expense), net" primarily includes certain restructuring and restructuring-related expenses, gains and losses from sale of businesses and sale of property, plant and equipment, recognized asset impairments, as well as our share of income or loss from equity-accounted companies. "Other income (expense), net" was an income of $529 million in 2014, compared with an expense of $41 million in 2013, mostly due to the impact of the net gains recorded in 2014 from the sale of HVAC, Power Solutions, Steel Structures and Full Service businesses.

In 2013, "Other income (expense), net" decreased to an expense of $41 million from $100 million in 2012, mostly due to the impact in 2012 of $87 million of impairments recognized for certain equity-method investments.

Income from operations

($ in millions)	2014	2013	2012	% Change[1] 2014	% Change[1] 2013
Discrete Automation and Motion	1,422	1,458	1,469	(2)%	(1)%
Low Voltage Products	1,475	1,092	856	35%	28%
Process Automation	1,003	990	912	1%	9%
Power Products	1,204	1,331	1,328	(10)%	–
Power Systems	(360)	171	7	n.a.	n.a.
Operating divisions	**4,744**	**5,042**	**4,572**	**(6)%**	**10%**
Corporate and Other	(569)	(650)	(524)	n.a.	n.a.
Intersegment elimination	3	(5)	10	n.a.	n.a.
Total	**4,178**	**4,387**	**4,058**	**(5)%**	**8%**

[1] Certain percentages are stated as n.a. as the computed change would not be meaningful.

In 2014 and 2013, changes in income from operations were a result of the factors discussed above and in the divisional analysis below.

Net interest and other finance expense

Net interest and other finance expense consists of "Interest and dividend income" offset by "Interest and other finance expense".

"Interest and other finance expense" includes interest expense on our debt, the amortization of upfront transaction costs associated with long-term debt and committed credit facilities, commitment fees on credit facilities, foreign exchange gains and losses on financial items and gains and losses on marketable securities.

($ in millions)	2014	2013	2012
Interest and dividend income	80	69	73
Interest and other finance expense	(362)	(390)	(293)
Net interest and other finance expense	**(282)**	**(321)**	**(220)**

In 2014, "Interest and other finance expense" decreased compared to 2013, mainly resulting from (i) the maturity of a bond in June 2013 and (ii) the reduction in interest expense resulting from an additional interest rate swap entered into during 2014 – see "Note 12 Debt" to our Consolidated Financial Statements.

In 2013, "Interest and other finance expense" increased compared to 2012, mainly resulting from (i) the increase in interest expense, as bonds issued in 2012 were outstanding for a full year in 2013, and (ii) interest expense in 2012 included a release of provisions for expected interest due on certain income tax obligations, primarily due to the favorable resolution of a tax dispute – see "Note 16 Taxes" to our Consolidated Financial Statements.

Provision for taxes

($ in millions)	2014	2013	2012
Income from continuing operations before taxes	3,896	4,066	3,838
Provision for taxes	(1,202)	(1,122)	(1,030)
Effective tax rate for the year	30.9%	27.6%	26.8%

In 2014, the tax rate of 30.9% included the effects of taxes on net gains on sale of businesses. Included in the provision for taxes of $1,202 million were taxes of $279 million relating to $543 million of gains on sale of businesses. These divestment transactions increased the effective tax rate as gains were realized primarily in higher-tax jurisdictions and the goodwill allocated to the divested businesses was not deductible for tax purposes. Excluding the effects of these divestment transactions, the effective tax rate for 2014 would have been 27.5%.

The provision for taxes in 2014 included a net increase of valuation allowance on deferred taxes of $52 million, as we determined it was not more likely than not that such deferred tax assets would be realized. This amount included an expense of $31 million related to certain of our operations in South America.

The provision for taxes in 2013 included a net increase in valuation allowance on deferred taxes of $31 million, as we determined it was not more likely than not that such deferred tax assets would be realized. This amount included an expense of $104 million related to certain of our operations in Central Europe and South America. It also included a benefit of $42 million related to certain of our operations in Central Europe.

The provision for taxes in 2012 included a net increase in valuation allowance on deferred taxes of $44 million, as we determined it was not more likely than not that such deferred tax assets would be realized. This amount included $36 million related to certain of our operations in Central Europe.

The provision for taxes in 2014, 2013 and 2012, also included tax credits, arising in foreign jurisdictions, for which the technical merits did not allow a benefit to be taken.

Income from continuing operations, net of tax

As a result of the factors discussed above, income from continuing operations, net of tax, decreased $250 million to $2,694 million in 2014 compared to 2013, and increased $136 million to $2,944 million in 2013 compared to 2012.

Income (loss) from discontinued operations, net of tax

The loss (net of tax) from discontinued operations for 2013 related primarily to provisions for certain environmental obligations. The income from discontinued operations, net of tax, for 2014 and 2012 was not significant.

Net income attributable to ABB

As a result of the factors discussed above, net income attributable to ABB decreased $193 million to $2,594 million in 2014 compared to 2013, and increased $83 million to $2,787 million in 2013 compared to 2012.

Earnings per share attributable to ABB shareholders

(in $)	2014	2013	2012
Income from continuing operations, net of tax:			
Basic	1.12	1.23	1.18
Diluted	1.12	1.23	1.18
Net income attributable to ABB:			
Basic	1.13	1.21	1.18
Diluted	1.13	1.21	1.18

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options and outstanding options and shares granted subject to certain conditions under our share-based payment arrangements. See "Note 20 Earnings per share" to our Consolidated Financial Statements.

Divisional analysis

Discrete Automation and Motion

The financial results of our Discrete Automation and Motion division were as follows:

				% Change	
($ in millions)	2014	2013	2012	2014	2013
Orders	10,559	9,771	9,625	8%	2%
Order backlog at Dec. 31,	4,385	4,351	4,426	1%	(2)%
Revenues	10,142	9,915	9,405	2%	5%
Income from operations	1,422	1,458	1,469	(2)%	(1)%
Operational EBITDA	1,760	1,783	1,735	(1)%	3%

Orders

Orders in 2014 increased 8 percent (10 percent in local currencies) as orders were higher in all businesses. Order increases in the Power Conversion business were driven by strong rail orders and the inclusion of Power-One for a full year in 2014 compared to 5 months in 2013. Orders grew in the Robotics business as demand increased from general industry while large order demand from the automotive sector was lower. Orders in the Drives and Controls and the Motors and Generators businesses increased due to higher service orders as well as the receipt of large marine orders in 2014.

Orders in 2013 were up 2 percent (2 percent in local currencies) as both the growth in orders in our Robotics business and the impact of including Power-One (acquired July 2013) were partly offset by decreases in orders in our Motors and Generators business. Orders were negatively impacted by weak industrial demand in mature markets and reduced growth rates in emerging markets compared to 2012. In the Robotics business, strong demand from the automotive sector generated high levels of orders, while orders in the Motors and Generators business were lower due to weak market demand for industrial motors. In addition, orders increased due to large orders received from rail customers in our Power Conversion business. Orders in the Drives and Controls business were steady compared to 2012.

The geographic distribution of orders for our Discrete Automation and Motion division was as follows:

(in %)	2014	2013	2012
Europe	39	38	37
The Americas	32	32	34
Asia	26	27	26
Middle East and Africa	3	3	3
Total	**100**	**100**	**100**

In 2014, the geographical split of orders was consistent with 2013. Larger rail orders in the Power Conversion business from Sweden and Switzerland compensated for other market weakness in Europe. The Americas maintained their share of global orders as orders received in the U.S. increased due to the inclusion of the solar business of Power-One for a full year while the rest of the Americas was steady. The share of orders from Asia was supported by growth in China offsetting the impacts of order declines in India.

In 2013, the geographic distribution of our orders remained similar to 2012. Large orders in the Robotics business contributed to the increase in the share of orders from Asia, while fewer large orders were received in the Americas, reducing its share. In addition, the weak demand for motors in the U.S. also reduced the share of orders from the Americas. The share of orders from Europe increased slightly due to several larger traction orders in our Power Conversion business.

Order backlog

Order backlog in 2014 increased 1 percent (9 percent in local currencies) assisted by the receipt of large rail orders in Sweden and Switzerland which will primarily be delivered after 2015.

Order backlog in 2013 was 2 percent lower (1 percent in local currencies) compared to 2012, as both an increase in order backlog in Robotics and the increase in order backlog from acquiring Power-One were more than offset by a decrease in order backlog in the Drives and Controls, and Motors and Generators businesses.

Revenues

In 2014, revenues grew 2 percent (4 percent in local currencies) due to the impact of including Power-One for a full year in 2014 and growth in the Robotics business. Revenues were also supported by a 9 percent increase in service revenues (12 percent in local currencies). Revenues in the Drives and Controls, and Motors and Generators businesses declined due to a weak opening order backlog for mid- and large-sized medium voltage drives and high voltage motors.

In 2013, revenues increased 5 percent (5 percent in local currencies) due to the impact of including Power-One as well as growth in the Robotics and Drives and Controls businesses. However, revenue decreases in the Motors and Generators business lowered the overall growth rate of the division.

The geographic distribution of revenues for our Discrete Automation and Motion division was as follows:

(in %)	2014	2013	2012
Europe	37	39	37
The Americas	33	32	33
Asia	27	26	27
Middle East and Africa	3	3	3
Total	**100**	**100**	**100**

In 2014, the share of revenues from Europe declined due to lower revenues in the Drives and Controls, and Motors and Generators businesses. The Americas' share of revenues increased and was supported by the inclusion of Power-One for a full year in 2014. Revenues in Asia were supported by high automotive revenues in Robotics in China.

In 2013, Europe's share of total revenues increased as several large projects were executed from the 2012 order backlog. Revenue growth was achieved in Sweden, Norway, Italy, Finland and Switzerland. The share of the Americas decreased as revenue growth in Brazil and Canada was offset by a revenue decrease in the U.S. Asia's share of revenues declined as revenues in India, Australia and South Korea were lower than 2012, while China recorded moderate growth.

Income from operations

In 2014, income from operations was lower than 2013, despite higher revenues, due to price pressures affecting gross margin and higher depreciation costs. Lower revenues in the Drives and Controls, and Motors and Generators businesses also led to reduced income from operations. Robotics had a higher contribution to income from operations due to increased revenues and improved gross margins while margins were lower in the Power Conversion business due to the dilutive effects of Power-One.

In 2013, income from operations was stable compared to 2012. The benefit of higher revenues was offset by a reduction in operating margins, primarily due to changes in product mix. In addition, higher depreciation expense, the costs of acquiring Power-One and higher restructuring-related costs compared with 2012, negatively impacted income from operations in 2013. Depreciation and amortization increased to $285 million in 2013, mainly due to the acquisition of Power-One.

Operational EBITDA

The reconciliation of income from operations to Operational EBITDA for the Discrete Automation and Motion division was as follows:

($ in millions)	2014	2013	2012
Income from operations	**1,422**	**1,458**	**1,469**
Depreciation and amortization	309	285	263
Restructuring and restructuring-related expenses	25	19	(4)
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	–	33	8
FX/commodity timing differences in income from operations	4	(12)	(1)
Operational EBITDA	**1,760**	**1,783**	**1,735**

In 2014, Operational EBITDA declined 1 percent compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

In 2013, Operational EBITDA increased 3 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2015 outlook

The speed and direction of global economic development is currently uncertain. There continue to be some positive indicators in the U.S., and China is expected to continue to grow. Many economies in Europe, however, are expected to remain weak. Despite this mixed outlook, we expect customers to continue to invest in safe, efficient and flexible automation, and in sustainable transport and infrastructure, which will support the performance of the Discrete Automation and Motion division in 2015.

Low Voltage Products

The financial results of our Low Voltage Products division were as follows:

				% Change	
($ in millions)	2014	2013	2012	2014	2013
Orders	7,550	7,696	6,720	(2)%	15%
Order backlog at Dec. 31,	891	1,057	1,117	(16)%	(5)%
Revenues	7,532	7,729	6,638	(3)%	16%
Income from operations	1,475	1,092	856	35%	28%
Operational EBITDA	1,429	1,468	1,219	(3)%	20%

Orders

In 2014, orders decreased 2 percent (flat in local currencies) as order growth in most businesses was offset by the impact of the divestments of HVAC and Steel Structures. Order growth was highest in the Wiring Accessories business and orders also grew in the Breakers and Switches, Enclosures, and Control Products businesses while orders in the Low Voltage Systems business were steady. Product businesses grew despite a challenging macroeconomic environment in Europe, lower investments in the construction market in China and political instability in certain Eastern European countries.

Orders increased 15 percent (14 percent in local currencies) in 2013, driven primarily by the impact of including Thomas & Betts for the full year in 2013. In addition, orders grew moderately in most product businesses, while in the systems business orders decreased.

The geographic distribution of orders for our Low Voltage Products division was as follows:

(in %)	2014	2013	2012
Europe	39	39	43
The Americas	30	32	26
Asia	24	22	24
Middle East and Africa	7	7	7
Total	**100**	**100**	**100**

In 2014, the share of orders from the Americas decreased primarily due to the impact of the divestments in the year, which were mainly based in the U.S. and Canada. The share of orders in Asia increased, partially driven by systems orders in China.

In 2013, the share of orders from the Americas increased and the share of orders from both Europe and Asia decreased, due primarily to the impact of including Thomas & Betts for the full year in 2013, which operates primarily in the U.S. and Canada.

Order backlog

In 2014, order backlog decreased 16 percent (9 percent in local currencies), driven mainly by the impacts of business divestments in the year.

In 2013, order backlog decreased 5 percent (4 percent in local currencies), driven mainly by certain product businesses.

Revenues

In 2014, revenues decreased 3 percent (flat in local currencies) as steady to higher revenues in most businesses were offset by the impacts of divested businesses. Revenues grew slightly in the Breakers and Switches and Low Voltage Systems businesses while revenues were flat in the Enclosures and Control Products businesses.

In 2013, revenues increased 16 percent (16 percent in local currencies) primarily due to the impact of including Thomas & Betts for the full year in 2013. In addition, revenues grew in our product businesses, while revenues were lower in the systems business.

The geographic distribution of revenues for our Low Voltage Products division was as follows:

(in %)	2014	2013	2012
Europe	40	39	43
The Americas	30	33	26
Asia	23	22	24
Middle East and Africa	7	6	7
Total	**100**	**100**	**100**

In 2014, the share of revenues from the Americas decreased primarily due to the impact of divestments in the year. The share of revenues from Asia and MEA increased slightly, partially attributable to increased systems revenues in China and Saudi Arabia respectively.

In 2013, the share of revenues from the Americas increased and the share of revenues from both Europe and Asia decreased, due primarily to the impact of including Thomas & Betts for the full year in 2013.

Income from operations

In 2014, income from operations increased 35 percent, primarily due to gains from the sales of businesses divested in the year. Depreciation and amortization of $301 million was lower than 2013, due to the impacts of business divestments in 2014. However, income from operations was impacted by a negative product mix.

In 2013, income from operations increased 28 percent, due mainly to the impact of including Thomas & Betts for the full year in 2013 and also due to the inclusion in 2012 of $106 million of acquisition-related expenses and certain non-operational items (which mainly included certain employee-related expenses and transaction costs for Thomas & Betts). Depreciation and amortization of $323 million was higher than in 2012, due primarily to including Thomas & Betts for a full year. In addition, the change in geographic distribution of revenues in 2013, as well as a different revenue mix between products and systems, increased profitability.

Operational EBITDA

The reconciliation of income from operations to Operational EBITDA for the Low Voltage Products division was as follows:

($ in millions)	2014	2013	2012
Income from operations	**1,475**	**1,092**	**856**
Depreciation and amortization	301	323	250
Restructuring and restructuring-related expenses	45	31	23
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	(407)	16	106
FX/commodity timing differences in income from operations	15	6	(16)
Operational EBITDA	**1,429**	**1,468**	**1,219**

In 2014, Operational EBITDA decreased 3 percent compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

In 2013, Operational EBITDA increased 20 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2015 outlook

The global demand outlook for 2015 in our key industry and transport and infrastructure markets varies by region and sector. There are some positive indicators in North America and slow growth in Europe is expected to remain. Economic growth in China is forecasted to continue. Customer spending to improve industrial and building efficiency is expected to support the business in 2015, along with further investments in electrical marine propulsion and rail transport.

Process Automation

The financial results of our Process Automation division were as follows:

				% Change	
($ in millions)	2014	2013	2012	2014	2013
Orders	8,577	8,000	8,704	7%	(8)%
Order backlog at Dec. 31,	5,661	5,772	6,416	(2)%	(10)%
Revenues	7,948	8,497	8,156	(6)%	4%
Income from operations	1,003	990	912	1%	9%
Operational EBITDA	1,029	1,096	1,003	(6)%	9%

Orders

Orders in 2014 increased 7 percent (10 percent in local currencies), mainly due to high demand from the marine sector, especially for LNG vessels. Orders in the oil and gas businesses also increased while orders in the mining businesses remained at low levels as most mining customers delayed or postponed capital investments. Orders in the metals businesses also remained at low levels due to overcapacity issues affecting our customers. Other customers such as steel companies are focusing their spending on operating expenses and not on capital investment due to profitability pressures affecting their industry. The paper industry in North America, South America and parts of Asia, however, has improved and has started to increase its level of capital investment.

Orders in 2013 declined 8 percent (8 percent in local currencies), reflecting the response of our customers to ongoing economic uncertainty. Order declines were primarily due to reductions in large orders as tender activity for major expansion projects decreased across most sectors. Orders during the year largely reflected customer investment in productivity improvements for existing assets rather than investment in capacity expansion. Orders from the oil and gas and marine sectors remained strong but were lower than in 2012, while orders from metals and pulp and paper customers decreased.

The geographic distribution of orders for our Process Automation division was as follows:

(in %)	2014	2013	2012
Europe	33	37	37
The Americas	23	23	25
Asia	35	31	27
Middle East and Africa	9	9	11
Total	**100**	**100**	**100**

In 2014, the share of orders from Asia increased primarily due to the impacts of large orders received in South Korea from the LNG marine sector and strong order growth in China. Orders grew in MEA, allowing it to maintain its share of orders, and included the impact of the award of a gas treatment plant contract in Tunisia. The share of orders from the Americas remained steady. Growth in Brazil was offset by the effects of lower mining investments in Chile while North America grew slightly. Orders decreased in Europe which resulted in a reduction in the share of orders from Europe compared to 2013. Marine orders in Finland were offset by lower order intake in Germany and Southern Europe.

In 2013, the share of orders from Asia grew while declining in the Americas and MEA. In Asia, the increase was primarily from China, where higher orders were mainly driven by the marine sector while the mining sector remained weak. South Korea also remained strong in the marine sector. In Europe, the offshore oil and gas market in the North Sea continued to see capital investments based on high oil prices and improving reservoir assessment technology. The European shipbuilding sector also saw renewed activity, although economic constraints such as overcapacity and the lack of financing have affected this sector. Overall, Europe, with the same share of orders as in 2012, had a moderate decrease in orders, although still at high levels. Orders in the Americas were impacted by a reduction in investments made by the mining sector, while the MEA region decreased primarily due to a reduction in large orders received from the oil and gas sector.

Order backlog

Order backlog at December 31, 2014, was 2 percent lower compared to 2013. In local currencies, order backlog was 9 percent higher, reflecting the higher order intake during the year, especially large orders.

Order backlog at December 31, 2013, was 10 percent lower (8 percent in local currencies) than in 2012, reflecting the impact of a reduction in order intake during the year.

Revenues

In 2014, revenues were down 6 percent (4 percent in local currencies) reflecting the impacts of lower order intake in the previous year. Revenue decreases were more significant in the systems businesses, especially in mining systems, due to the weak opening order backlog while revenues in the oil and gas businesses increased. Product revenues were flat. Revenues in the Measurement Products business grew slightly but were offset by a decline in revenues in the Control Technologies business. Product revenues in the Turbocharging business increased slightly compared to the low levels last year. Revenues were also impacted by the exit in 2013 from a large service contract.

Although orders decreased in 2013, revenues were 4 percent higher than 2012 (5 percent in local currencies) as we executed on projects in the order backlog from 2012. Revenue growth resulted primarily from the systems businesses, particularly in the marine and mining sectors. Revenues in our product businesses grew moderately, particularly in Measurement Products and Control Technologies. Lifecycle services also showed modest growth.

The geographic distribution of revenues for our Process Automation division was as follows:

(in %)	2014	2013	2012
Europe	35	36	37
The Americas	23	24	23
Asia	33	32	30
Middle East and Africa	9	8	10
Total	**100**	**100**	**100**

The regional distribution of revenues in 2014 did not change significantly compared to 2013. Revenue share declines were realized in Europe and the Americas, while Asia and MEA increased. In Europe, revenues declined as result of an exit in 2013 from a large service contract in Finland and lower revenues in Sweden. In the Americas, lower opening order backlog in the mining business led to lower revenues in Chile and Peru, which more than offset growth in the U.S. The revenue share from Asia increased slightly while the revenue increase in MEA was mainly from Algeria and the United Arab Emirates.

In 2013, revenues grew across most regions. The share of revenues from Asia increased as revenues grew in South Korea and China with high demand from the marine sector, while in Australia revenues grew in the oil and gas and mining sectors. The share of revenues from the Americas also increased as revenues grew primarily in South America, driven by the mining sector in Chile and Peru while revenue levels in North America were maintained. Although the share of revenues from Europe decreased, revenues from Europe increased, mainly from higher revenues in the oil and gas sector in Northern Europe, while the rest of Europe was slightly lower. The share of revenues from MEA was lower primarily due to the timing of large projects in Africa.

Income from operations

In 2014, income from operations increased compared to 2013, mainly due to the gain on sale of the Full Service business partially offset by the impact of lower revenues.

In 2013, income from operations increased primarily due to higher revenues, as well as a favorable product mix resulting from stronger growth rates in our higher-margin businesses. Improved project execution in the systems businesses and strict cost control also contributed to the increase.

Operational EBITDA

The reconciliation of income from operations to Operational EBITDA for the Process Automation division was as follows:

($ in millions)	2014	2013	2012
Income from operations	**1,003**	**990**	**912**
Depreciation and amortization	88	87	82
Restructuring and restructuring-related expenses	43	31	28
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	(113)	(6)	2
FX/commodity timing differences in income from operations	8	(6)	(21)
Operational EBITDA	**1,029**	**1,096**	**1,003**

In 2014, Operational EBITDA decreased 6 percent compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

In 2013, Operational EBITDA increased 9 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2015 outlook

The outlook for 2015 is mixed and varies by industry. While the oil and gas sector has recently been a key growth driver, the decrease in oil prices is expected to lead to lower and/or delayed capital expenditures by our upstream oil and gas customers. However, mid- and downstream activities such as refining, chemicals and petrochemicals may see increased investment. The marine market is expected to continue to be strong, while demand from the mining segment is forecast to remain at low levels. The metals industry still suffers from overcapacity, while the pulp and paper industry is expected to grow moderately, especially in the emerging markets.

Power Products

The financial results of our Power Products division were as follows:

				% Change	
($ in millions)	2014	2013	2012	2014	2013
Orders	10,764	10,459	11,040	3%	(5)%
Order backlog at Dec. 31,	7,791	7,946	8,493	(2)%	(6)%
Revenues	10,333	11,032	10,717	(6)%	3%
Income from operations	1,204	1,331	1,328	(10)%	–
Operational EBITDA	1,519	1,637	1,585	(7)%	3%

Orders

In 2014, orders increased 3 percent (5 percent in local currencies), supported by the industry sector and continued selective investments in large transmission projects.

In 2013, orders decreased 5 percent (5 percent in local currencies), as a result of a challenging market environment and restrained investment by power utilities. Although demand in the industrial and distribution sectors continued to offer opportunities, order intake was affected by lower demand in the power transmission sector.

The geographic distribution of orders for our Power Products division was as follows:

(in %)	2014	2013	2012
Europe	28	31	33
The Americas	29	28	27
Asia	29	29	29
Middle East and Africa	14	12	11
Total	**100**	**100**	**100**

In 2014, the share of orders from the Americas increased, mainly driven by the transmission sector. The continued development of power infrastructure investments led to a higher share of orders in MEA. Asia maintained its share of total orders with India showing growth and China remaining stable. Europe's share of orders declined, reflecting the difficult market conditions throughout the year.

In 2013, the higher share of orders from MEA reflected continued development of power infrastructure in the region. The share of the Americas was steady, mainly driven by distribution upgrades. Asia maintained its share of total orders with China showing growth while Australia declined, as demand from industrial customers was lower, especially the mining sector. Europe's share of orders declined, reflecting the current market uncertainty.

Order backlog

In 2014, order backlog decreased 2 percent (increased 6 percent in local currencies) compared to 2013. In local currencies, the order backlog increased in all businesses resulting from higher orders during the year.

In 2013, order backlog decreased 6 percent (5 percent in local currencies) compared to 2012. This resulted from lower order intake (described above) and the higher revenues executed from the 2012 backlog.

Revenues

In 2014, revenues in the Power Products division decreased 6 percent (4 percent in local currencies), mainly reflecting the impact of the lower opening order backlog. Service revenues continued to grow and represented a higher share of the total division revenues compared to 2013.

In 2013, revenues increased 3 percent (3 percent in local currencies), mainly reflecting the execution of the 2012 order backlog. This included the execution of orders with longer lead times, as well as higher revenues from industries typically having a shorter lead time, such as the distribution and industry sectors. Service revenues continued to grow but represented the same share of total division revenues as in 2012.

The geographic distribution of revenues for our Power Products division was as follows:

(in %)	2014	2013	2012
Europe	32	32	32
The Americas	26	27	27
Asia	31	30	32
Middle East and Africa	11	11	9
Total	**100**	**100**	**100**

In 2014, the shares of revenues from both Europe and MEA remained unchanged, reflecting the current economic environment. The share of revenues from the Americas was lower as revenues in certain key markets decreased slightly compared to 2013. The increase in the share of revenues from Asia was primarily driven by revenue increases in India.

In 2013, the shares of revenues from both the Americas and Europe remained unchanged, reflecting the current economic environment. The share of revenues from Asia fell as revenues in certain key markets decreased slightly compared to 2012. The increase in the share of revenues from MEA was primarily driven by revenue increases in Saudi Arabia.

Income from operations

In 2014, income from operations was lower compared to 2013 primarily reflecting lower revenues, higher charges relating to FX/commodity timing differences and higher selling expenses resulting from investments made in the sales function.

In 2013, income from operations was at the same level as 2012, as benefits from higher revenues were mostly offset by higher non-operational charges and higher depreciation and amortization. Operating margins were maintained as price pressure from lower margin orders in the backlog was largely offset by cost savings. In 2013, the gains from FX/commodity timing differences were lower than in 2012. Restructuring-related expenses were at the same level as 2012.

Operational EBITDA

The reconciliation of income from operations to Operational EBITDA for the Power Products division was as follows:

($ in millions)	2014	2013	2012
Income from operations	**1,204**	**1,331**	**1,328**
Depreciation and amortization	217	223	209
Restructuring and restructuring-related expenses	51	66	65
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	16	19	1
FX/commodity timing differences in income from operations	31	(2)	(18)
Operational EBITDA	**1,519**	**1,637**	**1,585**

In 2014, Operational EBITDA decreased 7 percent compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

In 2013, Operational EBITDA increased 3 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2015 outlook

Utility investments continue to be restrained based on the overall macroeconomic environment. The power transmission sector is still seeing selective project investments, driven by new infrastructure demand in emerging markets and the need for grid upgrades, improved power reliability and environmental concerns in the mature markets. Power distribution demand is expected to be stable. Investments by industrial customers vary across geographies and sectors and remain largely focused on sectors such as heavy industries. The overall market remains competitive.

Power Systems

The financial results of our Power Systems division were as follows:

				% Change	
($ in millions)	2014	2013	2012	2014	2013
Orders	6,871	5,949	7,973	15%	(25)%
Order backlog at Dec. 31,	8,246	9,435	12,107	(13)%	(22)%
Revenues	7,020	8,375	7,852	(16)%	7%
Income from operations	(360)	171	7	n.a.	n.a.
Operational EBITDA	5	419	290	(99)%	44%

Orders

In 2014, orders increased 15 percent (20 percent in local currencies) compared with 2013, mainly due to a higher level of large orders in the Grid Systems business following the $800 million award in the United Kingdom for a HVDC subsea power connection in northern Scotland and a $400 million HVDC project in Canada to provide the first electricity link between the island of Newfoundland and the North American power grid. In addition, large orders in

2014 included a $110 million substation order in Saudi Arabia which will support grid interconnection and boost electricity transmission capacity. Initiatives to drive base order growth, combined with early signs of stabilization in the utility sector, contributed to modest growth in base orders. The overall market remains highly competitive, especially in certain higher-growth regions such as the Middle East.
The Power Systems division continues to be selective, focusing on higher-margin projects and those with higher pull-through of other ABB products.

Order intake in 2013 was 25 percent lower (25 percent in local currencies), as customers postponed investments and delayed the award of large orders. In addition, we increased our project selectivity and focused on higher-margin business as part of the division's strategic repositioning. Power infrastructure spending was restrained due to economic uncertainties in most regions, while transmission utilities continued to invest selectively, focusing on additional capacity in emerging markets while mature markets focused mainly on grid upgrades. Large orders in 2013 included a $110 million order for a HVDC converter station to facilitate the connection of the Lithuanian and Polish power grids, an $80 million order to power Canada's largest solar photovoltaic plant, and substation orders of $160 million in Kuwait to help strengthen the country's power grid and support its growing infrastructure. Price pressure, resulting from ongoing macroeconomic weakness in certain key geographical markets, also negatively impacted our order levels in 2013.

The geographic distribution of orders for our Power Systems division was as follows:

(in %)	2014	2013	2012
Europe	42	35	30
The Americas	25	25	31
Asia	17	17	18
Middle East and Africa	16	23	21
Total	**100**	**100**	**100**

In the Power Systems division, the change in the geographic share of orders often reflects changes in the geographical locations of large orders. In 2014, the share of orders from Europe increased due to the award of the HVDC project in Scotland. The share of orders in the Americas and Asia remained stable with growth in both large and base orders. Orders from MEA decreased, mainly due to the timing of large order awards, resulting in a reduction of order share relative to the other regions.

In 2013, orders declined across all regions compared to 2012. The order decrease in the Americas mainly resulted from the strong level of large orders in 2012. Regionally, the percentage of our orders from Europe was the highest, although both large and base orders were lower than in the previous year.

Order backlog

Order backlog at December 31, 2014, was $8,246 million, a decrease of 13 percent (4 percent in local currencies) compared with 2013. Although order backlog was supported by the large orders received in 2014, order backlog decreased in 2014 as the division continued to run off the remaining orders in businesses affected by the repositioning of the Power Systems division announced in 2012 and the businesses affected by the exiting of the solar EPC business announced in 2014.

Order backlog at December 31, 2013, was $9,435 million, a decrease of 22 percent (21 percent in local currencies) compared with 2012. Order backlog was impacted significantly by the lower level of large orders received in 2013, particularly the lack of very large project orders which typically have execution times stretching over several years.

Revenues

Revenues in 2014 decreased 16 percent (13 percent in local currencies), due mainly to the effects of weak order intake in 2013 and the resulting lower opening order backlog at the beginning of 2014. Revenues decreased in all businesses compared to 2013. In addition, revenues in 2014 were negatively impacted by execution delays in selected projects.

Revenues in 2013 increased 7 percent (8 percent in local currencies), with growth in all businesses. The increase was achieved primarily through the execution of projects from the 2012 order backlog. The strong order backlog level at the beginning of 2013 provided the division a strong base from which to generate revenues in 2013 and more than compensated for the lower level of orders received in 2013.

The geographic distribution of revenues for our Power Systems division was as follows:

(in %)	2014	2013	2012
Europe	38	36	40
The Americas	23	23	19
Asia	19	20	19
Middle East and Africa	20	21	22
Total	**100**	**100**	**100**

The regional distribution of revenues reflects the geographical end-user markets of the projects we are executing, and consequently varies over time. In 2014, revenues decreased in all regions compared to 2013. Europe remained our largest region in terms of revenues, followed again by the Americas. The largest revenue decrease was recorded in MEA, and partly related to lower revenues in Iraq and Saudi Arabia compared to 2013, following a lower opening order backlog.

In 2013, Europe was the largest region in terms of revenues, despite a decrease in share of revenues compared to previous year. The higher share of revenues from the Americas was due primarily to execution in 2013 of projects from the 2012 order backlog in the U.S. and Brazil.

Income from operations

In 2014, the Power Systems division realized a loss from operations of $360 million compared to an income from operations of $171 million in 2013, due primarily to lower revenues and project-related charges, mainly for offshore wind projects and solar EPC contracts. Income from operations also included a $115 million negative impact related to FX/commodity timing differences compared with a $40 million positive impact in 2013. Restructuring-related expenses in 2014 of $63 million were lower than the $101 million in 2013, and included charges to adjust the size and cost structure of certain operations in response to lower order backlog and an increased focus on white collar productivity. Cost savings from supply chain management and operational excellence activities helped mitigate higher research and development spending, and the impact of low margin projects executed from the order backlog.

In 2013, income from operations increased to $171 million, from $7 million in 2012, due partly to the impacts on 2012 from the repositioning of the Power Systems division. Income from operations in 2013 was also negatively impacted by operational charges in the fourth quarter of approximately $260 million, a significant portion of which related to certain offshore wind projects, where severe winter storms in the North Sea caused time delays and increased costs. The remaining operational charges in the fourth quarter related to project cost increases in certain projects in other businesses. Restructuring-related expenses in 2013 of $101 million were higher than the $52 million in 2012, and included charges to adjust the size of certain operations in response to lower order intake. However, income from operations benefitted from the contribution of higher revenues and lower research and development spending. Additionally, cost savings from supply chain management and operational excellence activities helped mitigate the impact of price pressures in projects executed from the order backlog.

Operational EBITDA

The reconciliation of income from operations to Operational EBITDA for the Power Systems division was as follows:

($ in millions)	2014	2013	2012
Income from operations	**(360)**	**171**	**7**
Depreciation and amortization	175	183	174
Restructuring and restructuring-related expenses	63	101	52
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	12	4	70
FX/commodity timing differences in income from operations	115	(40)	(13)
Operational EBITDA	**5**	**419**	**290**

In 2014, Operational EBITDA decreased compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

In 2013, Operational EBITDA increased 44 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2015 outlook

Utilities are expected to continue to make selective investments in, for example, power infrastructure to add capacity in emerging markets, and upgrading aging infrastructure in mature markets. Integrating renewable energy sources into existing grids, improving overall grid efficiency and the development of more reliable, flexible and smarter grids will also support the business. The timing of these investments can vary significantly by region and customer and depends on both short-term macroeconomic conditions, long-term demand forecasts, and regulatory and policy developments, among other factors.

Corporate and Other

Income from operations for Corporate and Other was as follows:

($ in millions)	2014	2013	2012
Corporate headquarters and stewardship	(369)	(372)	(341)
Corporate research and development	(174)	(187)	(192)
Corporate real estate	44	49	50
Other	(70)	(140)	(41)
Total Corporate and Other	**(569)**	**(650)**	**(524)**

In 2014, Corporate headquarters and stewardship costs were at the same level as the previous year. In 2013, Corporate headquarters and stewardship costs increased by $31 million, primarily due to increases in personnel expenses and additional investments in information systems infrastructure.

In 2014, Corporate research and development costs totaled $174 million, lower than in 2013. In 2013, Corporate research and development costs totaled $187 million, marginally lower than the costs reported in 2012.

Corporate real estate primarily includes the income from property rentals and gains from the sale of real estate properties. In 2014, 2013 and 2012, income from operations in Corporate real estate includes gains of $17 million, $23 million and $26 million, respectively, from the sales of real estate property in various countries.

"Other" consists of operational costs of our Global Treasury Operations, operating income or loss in non-core businesses and certain other charges such as costs and penalties associated with legal cases, environmental expenses and impairment charges related to investments. In 2014, "Other" declined primarily due to lower charges in connection with legal compliance cases and lower environmental expenses. In 2013, "Other" included primarily certain legal compliance cases, certain environmental expenses, acquisition-related expenses, the loss on sale of a non-core business and the impairment of certain investments. In 2012, "Other" primarily included the release of a compliance-related provision, partially offset by a provision for certain pension claims in the U.S. and charges from the impairments of our investments in the shares of a public company.

Restructuring

Cost savings initiative

In 2014, 2013 and 2012, we executed cost saving measures to sustainably reduce our costs and protect our profitability. Costs associated with these measures amounted to $235 million, $252 million and $180 million in 2014, 2013 and 2012, respectively. Estimated cost savings initiatives amounted to around $1.1 billion in 2014, $1.2 billion in 2013 and $1.1 billion in 2012. These savings were achieved by optimizing global sourcing (excluding changes in commodity prices), through reductions to general and administrative expenses, as well as adjustments to our global manufacturing and engineering footprint.

Liquidity and capital resources

Principal sources of funding

We meet our liquidity needs principally using cash from operations, proceeds from the issuance of debt instruments (bonds and commercial paper), and short-term bank borrowings.

During 2014, 2013 and 2012, our financial position was strengthened by the positive cash flow from operating activities of $3,845 million, $3,653 million and $3,779 million, respectively.

Our net debt is shown in the table below:

December 31, ($ in millions)	2014	2013
Cash and equivalents	5,443	6,021
Marketable securities and short-term investments	1,325	464
Short-term debt and current maturities of long-term debt	(353)	(453)
Long-term debt	(7,338)	(7,570)
Net debt (defined as the sum of the above lines)	**(923)**	**(1,538)**

Net debt at December 31, 2014, decreased $615 million compared to December 31, 2013, as cash flows from operating activities during 2014 of $3,845 million and proceeds from sales of businesses and equity-accounted companies (net of cash disposed and transaction costs) of $1,110 million more than offset the cash outflows for the payment of dividends ($1,973 million), purchases of property, plant and equipment and intangible assets ($1,026 million) and amounts paid to purchase treasury stock ($1,003 million). See "Financial Position", "Investing activities" and "Financing activities" for further details.

Our Group Treasury Operations is responsible for providing a range of treasury management services to our group companies, including investing cash in excess of current business requirements. At December 31, 2014 and 2013, the proportion of our aggregate "Cash and equivalents" and "Marketable securities and short-term investments" managed by our Group Treasury Operations amounted to approximately 60 percent and 55 percent, respectively.

Throughout 2014 and 2013, the investment strategy for cash (in excess of current business requirements) has generally been to invest in short-term time deposits with maturities of less than 3 months, supplemented at times by investments in corporate commercial paper, AAA-rated money market liquidity funds, and in some cases, government securities. During 2014, we also placed limited funds in connection with reverse repurchase agreements and invested in floating-rate notes. With ongoing credit risk concerns in the eurozone economic area, we restrict our bank exposures in the eurozone area. We continue to also restrict the counterparties with whom we are prepared to place cash and we limit our deposits with certain banks in the eurozone. We actively monitor credit risk in our investment portfolio and hedging activities. Credit risk exposures are controlled in accordance with policies approved by our senior management to identify, measure, monitor and control credit risks. We closely monitor developments in the credit markets and make appropriate changes to our investment policy as deemed necessary. The rating criteria we require for our counterparts have remained unchanged during 2014 (compared to 2013) as follows – a minimum rating of A/A2 for our banking counterparts, while the minimum required rating for investments in short-term corporate paper is A-1/P-1. In addition to rating criteria, we have specific investment parameters and approved instruments as well as restricting the types of investments we make. These parameters are closely monitored on an ongoing basis and amended as we consider necessary.

We believe the cash flows generated from our business, supplemented, when necessary, through access to the capital markets (including short-term commercial paper) and our credit facilities are sufficient to support business operations, capital expenditures, business acquisitions, the payment of dividends to shareholders and contributions to pension plans. Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year. Consequently, we believe that our ability to obtain funding from these sources will continue to provide the cash flows necessary to satisfy our working capital and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months. See "Disclosures about contractual obligations and commitments".

Debt and interest rates

Total outstanding debt was as follows:

December 31, ($ in millions)	2014	2013
Short-term debt and current maturities of long-term debt	353	453
Long-term debt:		
Bonds	7,126	7,414
Other long-term debt	212	156
Total debt	**7,691**	**8,023**

The decrease in short-term debt in 2014 was primarily due to repayments of borrowings in various countries partially offset by an increase in issued commercial paper ($120 million outstanding at December 31, 2014, compared to $100 million outstanding at December 31, 2013).

Our debt has been obtained in a range of currencies and maturities and on various interest rate terms. We use derivatives to manage the interest rate exposure arising on certain of our debt obligations. For example, we use interest rate swaps to effectively convert fixed rate debt into floating rate liabilities. After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $2,318 million and our fixed rate long-term debt (including current maturities) of $5,074 million was 1.1 percent and 3.2 percent, respectively. This compares with an effective rate of 1.2 percent for floating rate long-term debt of $2,211 million and 3.1 percent for fixed-rate long-term debt of $5,389 million at December 31, 2013.

For a discussion of our use of derivatives to modify the interest characteristics of certain of our individual bond issuances, see "Note 12 Debt" to our Consolidated Financial Statements.

Credit facility

During 2014, we replaced our $2 billion multicurrency revolving credit facility, maturing in 2015, with a new $2 billion revolving multicurrency credit facility, maturing in 2019. In 2015 and 2016, we have the option to extend the maturity of the new facility to 2020 and 2021, respectively.

No amount was drawn under either of the committed credit facilities at December 31, 2014 and 2013. The replacement facility is for general corporate purposes. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

The credit facility does not contain financial covenants that would restrict our ability to pay dividends or raise additional funds in the capital markets. For further details of the credit facility, see "Note 12 Debt" to our Consolidated Financial Statements.

Commercial paper

At December 31, 2014, we had in place two commercial paper programs:

- a $2 billion commercial paper program for the private placement of U.S. dollar-denominated commercial paper in the United States, and
- a $2 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies (which replaced the previous $1 billion Euro-commercial paper program in February 2014)

At December 31, 2014, $120 million was outstanding under the $2 billion program in the United States, compared to $100 million outstanding at December 31, 2013.

No amount was outstanding under the $2 billion Euro-commercial paper program at December 31, 2014. No amounts were outstanding at December 31, 2013 either under our previous $1 billion Euro-commercial paper program or under the 5 billion Swedish krona program that was terminated in 2014.

European program for the issuance of debt

The European program for the issuance of debt allows the issuance of up to (the equivalent of) $8 billion in certain debt instruments. The terms of the program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program are determined with respect to, and as of the date of issuance of, each debt instrument. At December 31, 2014, it was more than 12 months since the program had been updated. New bonds could be issued under the program but cannot be listed without us formally updating the program. At December 31, 2014 and 2013, one bond (principal amount of EUR 1,250 million and due in 2019) having a carrying amount of $1,518 million and $1,722 million, respectively, was outstanding under this program.

Australian program for the issuance of debt

During 2012, we set up a program for the issuance of up to AUD 1 billion (equivalent to approximately $819 million, using December 31, 2014 exchange rates) of medium-term notes and other debt instruments. The terms of the program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program are determined with respect to, and as of the date of issuance of, each debt instrument. At both December 31, 2014 and 2013, one bond, having a principal amount of AUD 400 million and maturing in 2017, was outstanding under the program. The carrying amount of the bond at December 31, 2014 and 2013 was $335 million and $353 million, respectively.

Credit ratings

Credit ratings are assessments by the rating agencies of the credit risk associated with ABB and are based on information provided by us or other sources that the rating agencies consider reliable. Higher ratings generally result in lower borrowing costs and increased access to capital markets. Our ratings are of "investment grade" which is defined as Baa3 (or above) from Moody's and BBB– (or above) from Standard & Poor's.

At both December 31, 2014 and 2013, our long-term debt was rated A2 by Moody's and A by Standard & Poor's.

Limitations on transfers of funds

Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where we operate, including: Algeria, Argentina, Chile, Egypt, India, Indonesia, Kazakhstan, Korea, Malaysia, Peru, Russia, South Africa, Taiwan, Thailand, Turkey and to a certain extent, China. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred offshore from these countries and are therefore deposited and used for working capital needs in those countries. In addition, there are certain countries where, for tax reasons, it is not considered optimal to transfer the cash offshore. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. The above described funds are reported as cash in our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. At December 31, 2014 and 2013, the balance of "Cash and equivalents" and "Marketable securities and other short-term investments" under such limitations (either regulatory or sub-optimal from a tax perspective) totaled approximately $1,498 million and $1,785 million, respectively.

During 2014, we continued to direct our subsidiaries in countries with restrictions to place such cash with our core banks or investment grade banks, in order to minimize credit risk on such cash positions. We continue to closely monitor the situation to ensure bank counterparty risks are minimized.

Financial position

Balance sheets

Current assets		
December 31, ($ in millions)	**2014**	**2013**
Cash and equivalents	5,443	6,021
Marketable securities and short-term investments	1,325	464
Receivables, net	11,078	12,146
Inventories, net	5,376	6,004
Prepaid expenses	218	252
Deferred taxes	902	832
Other current assets	644	706
Total current assets	**24,986**	**26,425**

For a discussion on cash and equivalents, see "Liquidity and Capital Resources – Principal sources of funding" for further details.

Marketable securities and short-term investments increased in 2014 due to higher amounts invested in available-for-sale securities, increases in time deposits and investments made in reverse repurchase agreements (see "Cash flows-Investing activities" below).

Receivables decreased 8.8 percent. In local currencies, Receivables decreased 1.7 percent primarily due to the impacts of divestments. For details on the components of Receivables, see "Note 7 Receivables, net". Inventories decreased 10.5 percent (increased 1.1 percent in local currencies) compared to 2013. Excluding the impacts of divestments, Inventories increased 2.9 percent in local currencies.

For a summary of the components of deferred tax assets and liabilities, see "Note 16 Taxes" to our Consolidated Financial Statements.

The decrease in "Other current assets" is due primarily to a reduction in the fair value of current derivative assets.

Current liabilities		
December 31, ($ in millions)	**2014**	**2013**
Accounts payable, trade	4,765	5,112
Billings in excess of sales	1,455	1,714
Short-term debt and current maturities of long-term debt	353	453
Advances from customers	1,624	1,726
Deferred taxes	289	259
Provisions for warranties	1,148	1,362
Other provisions	1,689	1,807
Other current liabilities	4,257	4,242
Total current liabilities	**15,580**	**16,675**

Accounts payable decreased 6.8 percent. In local currencies, Accounts payable increased 1.8 percent due primarily to an increase in days payables outstanding of approximately 2 days. Billings in excess of sales decreased 15.1 percent compared to 2013. In local currencies, Billings in excess of sales decreased 7.0 percent due to the timing of billings and collections for contracts under the percentage-of-completion or completed-contract methods. Advances from customers declined 5.9 percent. In local currencies, Advances increased 2.3 percent primarily due to the receipt of advances on projects in the Process Automation division. Provisions for warranties decreased 15.7 percent. In local currencies, Provisions for warranties decreased 6.5 percent primarily due to the settlement of warranty claims exceeding the current year warranty expense. Other provisions decreased 6.5 percent (increased 0.9 percent in local currencies). Other current liabilities increased 0.4 percent. In local currencies, Other current liabilities increased 9.3 percent primarily due to an increase in the fair value of current derivatives classified as liabilities.

Non-current assets

December 31, ($ in millions)	2014	2013
Property, plant and equipment, net	5,652	6,254
Goodwill	10,053	10,670
Other intangible assets, net	2,702	3,297
Prepaid pension and other employee benefits	70	93
Investments in equity-accounted companies	177	197
Deferred taxes	511	370
Other non-current assets	727	758
Total non-current assets	**19,892**	**21,639**

Property, plant and equipment decreased 9.6 percent. In local currencies, Property, plant and equipment was flat as the impacts from sales of businesses and the current year depreciation was offset by capital expenditures.

Goodwill decreased 5.8 percent. In local currencies Goodwill decreased 2.1 percent primarily due to goodwill allocated to businesses divested during 2014. Other intangible assets decreased 18.0 percent (14.0 percent in local currencies) primarily due to amortization recorded during 2014 and a reduction of intangibles on sales of businesses. See "Note 11 Goodwill and other intangible assets" to our Consolidated Financial Statements.

Non-current liabilities

December 31, ($ in millions)	2014	2013
Long-term debt	7,338	7,570
Pension and other employee benefits	2,394	1,639
Deferred taxes	1,165	1,265
Other non-current liabilities	1,586	1,707
Total non-current liabilities	**12,483**	**12,181**

Pension and other employee benefits increased 46.1 percent (54.9 percent in local currencies) primarily due to actuarial losses resulting from a decrease in the weighted-average discount rate used to determine the pension benefit obligation at December 31, 2014 (see "Note 17 Employee benefits" to our Consolidated Financial Statements). See "Liquidity and Capital Resources – Debt and interest rates" for information on long-term debt. For a breakdown of other non-current liabilities, see "Note 13 Other provisions, other current liabilities and other non-current liabilities" to our Consolidated Financial Statements. For further explanation regarding deferred taxes, refer to "Note 16 Taxes" to our Consolidated Financial Statements.

Cash flows

In the Consolidated Statements of Cash Flows, the effects of discontinued operations are not segregated.

The Consolidated Statements of Cash Flows can be summarized as follows:

($ in millions)	2014	2013	2012
Net cash provided by operating activities	3,845	3,653	3,779
Net cash used in investing activities	(1,121)	(717)	(5,575)
Net cash provided by (used in) financing activities	(3,024)	(3,856)	3,762
Effects of exchange rate changes on cash and equivalents	(278)	66	90
Net change in cash and equivalents – continuing operations	**(578)**	**(854)**	**2,056**

Operating activities

($ in millions)	2014	2013	2012
Net income	2,718	2,907	2,812
Depreciation and amortization	1,305	1,318	1,182
Total adjustments to reconcile net income to net cash provided by operating activities (excluding depreciation and amortization)	(367)	(54)	196
Total changes in operating assets and liabilities	189	(518)	(411)
Net cash provided by operating activities	**3,845**	**3,653**	**3,779**

Operating activities in 2014 provided net cash of $3,845 million, an increase from 2013 of 5.3 percent. The increase was driven primarily by improvements in net working capital management but offset partially by the cash impacts of the lower net income in 2014. Net income in 2014 also included $543 million of net gains from the sale of businesses which are not considered operating activities and thus are adjusted for in order to reconcile net income to net cash provided by operating activities.

Operating activities in 2013 provided net cash of $3,653 million, a decrease from 2012 of 3.3 percent. The decrease was partially due to higher net working capital requirements, particularly for unbilled receivables for long-term projects, but mitigated partly by cash inflows resulting from improved inventory management. Although net income increased during 2013, non-cash reconciling adjustments, primarily relating to deferred income taxes, resulted in a decrease in the cash impacts of net income compared to 2012.

Investing activities

($ in millions)	2014	2013	2012
Purchases of marketable securities (available-for-sale)	(1,430)	(526)	(2,288)
Purchases of short-term investments	(1,465)	(30)	(67)
Purchases of property, plant and equipment and intangible assets	(1,026)	(1,106)	(1,293)
Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies	(70)	(914)	(3,694)
Proceeds from sales of marketable securities (available-for-sale)	361	1,367	1,655
Proceeds from maturity of marketable securities (available-for-sale)	523	118	–
Proceeds from short-term investments	1,011	47	27
Proceeds from sales of property, plant and equipment	33	80	40
Proceeds from sales of businesses (net of cash disposed and transaction costs) and cost- and equity-accounted companies	1,110	62	16
Other investing activities	(168)	185	29
Net cash used in investing activities	**(1,121)**	**(717)**	**(5,575)**

Net cash used in investing activities in 2014 was $1,121 million, compared to $717 million in 2013. Higher proceeds from sales of businesses were offset by net purchases of marketable securities while in 2013, there were net sales of marketable securities. In addition, purchases of property, plant, and equipment was lower in 2014 than 2013.

During 2014, we received net pre-tax proceeds from sales of businesses and cost- and equity-accounted companies of $1,110 million, primarily from the divestment of the Full Service business, the Steel Structures business of Thomas & Betts, the HVAC business of Thomas & Betts and the Power Solutions business of Power-One.

Total cash disbursements for the purchase of property, plant and equipment and intangibles were lower in 2014 compared to 2013, partly due to changes in foreign exchange rates. The total purchases of $1,026 million included $724 million for construction in progress (generally for buildings and other property facilities), $188 million for the purchase of machinery and equipment, $38 million for the purchase of land and buildings, and $76 million for the purchase of intangible assets.

During 2014, we increased the amount of our excess liquidity invested in marketable securities and short-term investments with maturities between 3 months and 1 year. Amounts were invested primarily in commercial paper, reverse repurchase agreements and time deposits. The increase in these investments during 2014 resulted in a net outflow of $1,000 million.

Net cash used in investing activities in 2013 was $717 million, compared to $5,575 million in 2012. The decrease is mainly attributable to lower amounts paid for the acquisition of businesses in 2013, lower purchases of property, plant and equipment, and the impact from net sales of marketable securities in 2013 compared with net purchases in 2012.

Cash paid for acquisitions (net of cash acquired) during 2013 amounted to $914 million, primarily relating to the acquisition of Power-One for $737 million.

Total cash disbursements for the purchase of property, plant and equipment and intangibles in 2013 decreased compared to 2012, as we reduced the amount of investment in capacity expansion compared to 2012. The total of $1,106 million included $776 million for construction in progress, $206 million for the purchase of machinery and equipment, $48 million for the purchase of land and buildings, and $76 million for the purchase of intangible assets.

To obtain necessary funds to make dividend payments, bond repayments, and to fund acquisitions during 2013, we reduced our amount invested in marketable securities and short-term investments, resulting in net proceeds of $976 million.

Total cash disbursements for the purchase of property, plant and equipment and intangibles in 2012 of $1,293 million included $885 million for construction in progress, $248 million for the purchase of machinery and equipment, $83 million for the purchase of land and buildings, and $77 million for the purchase of intangible assets.

Net cash used in investing activities in 2012 included $3,694 million for acquisitions of businesses, primarily Thomas & Betts. During 2012, we increased the amount invested in marketable securities and short-term investments resulting in a net outflow of $673 million.

Financing activities

($ in millions)	2014	2013	2012
Net changes in debt with maturities of 90 days or less	(103)	(697)	570
Increase in debt	150	492	5,986
Repayment of debt	(90)	(1,893)	(1,104)
Delivery of shares	38	74	90
Purchases of treasury stock	(1,003)	–	–
Dividends paid	(1,841)	(1,667)	(1,626)
Dividends paid to noncontrolling shareholders	(132)	(149)	(121)
Other financing activities	(43)	(16)	(33)
Net cash provided by (used in) financing activities	**(3,024)**	**(3,856)**	**3,762**

Our financing activities primarily include debt transactions (both from the issuance of debt securities and borrowings directly from banks), dividends paid and share transactions.

In 2014, the net cash outflow for debt with maturities of 90 days or less was primarily related to repayments made of borrowings in various countries offset by a small increase in the amount outstanding under our commercial paper program in the United States. In 2013, the net cash outflow from changes in debt with maturities of 90 days or less principally reflects a reduction in commercial paper outstanding while the 2012 net cash inflow primarily reflects a net issuance of commercial paper.

In 2014, increases in other debt included cash flows from additional borrowings in various countries. In 2013, the increase in debt primarily related to borrowings under borrowing facilities in various countries and issuances of commercial paper with maturities above 90 days. In 2012, the cash inflows from increases in debt primarily related to the issuance of the following bonds: EUR 1,250 million aggregate principal, $1,250 million aggregate principal, $750 million aggregate principal, $500 million aggregate principal, AUD 400 million aggregate principal and CHF 350 million aggregate principal.

In 2014 repayment of debt reflects repayments of borrowings in various countries. During 2013, $1,893 million of debt was repaid, partially reflecting the repayment at maturity of the 700 million euro bonds (equivalent to $918 million at date of repayment). Other repayments during 2013 consisted mainly of repayments of commercial paper issuances having maturities above 90 days and repayments of other short-term debt. During 2012, $1,104 million of debt was repaid, mainly reflecting the repayment of part of the debt assumed from the acquisition of Thomas & Betts (approximately $320 million) and of other debt (primarily short-term bank borrowings).

In 2014, "Purchases of treasury stock" reflects the cash paid to purchase approximately 45 million of our own shares of which 33 million shares were purchased in connection with the share buyback program announced in September 2014.

Disclosures about contractual obligations and commitments

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported in our Consolidated Balance Sheet at December 31, 2014. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations at December 31, 2014.

Payments due by period	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
($ in millions)					
Long-term debt obligations	7,184	25	2,009	1,877	3,273
Interest payments related to long-term debt obligations	1,832	213	387	320	912
Operating lease obligations	1,703	432	661	380	230
Capital lease obligations[1]	234	41	59	35	99
Purchase obligations	4,970	4,018	569	138	245
Total	**15,923**	**4,729**	**3,685**	**2,750**	**4,759**

[1] Capital lease obligations represent the total cash payments to be made in the future and include interest expense of $88 million and executory costs of $2 million.

In the table above, the long-term debt obligations reflect the cash amounts to be repaid upon maturity of those debt obligations. The cash obligations above will differ from the long-term debt balance reflected in "Note 12 Debt" to our Consolidated Financial Statements due to the impacts of fair value hedge accounting adjustments and premiums or discounts on certain debt. In addition, capital lease obligations are shown separately in the table above while they are combined with Long-term debt amounts in our Consolidated Balance Sheets.

We have determined the interest payments related to long-term debt obligations by reference to the payments due under the terms of our debt obligations at the time such obligations were incurred. However, we use interest rate swaps to modify the interest characteristics of certain of our debt obligations. The net effect of these swaps may be to increase or decrease the actual amount of our cash interest payment obligations, which may differ from those stated in the above table. For further details on our debt obligations and the related hedges, see "Note 12 Debt" to our Consolidated Financial Statements.

Of the total of $829 million unrecognized tax benefits (net of deferred tax assets) at December 31, 2014, it is expected that $69 million will be paid within less than a year. However, we cannot make a reasonably reliable estimate as to the related future payments for the remaining amount.

Off balance sheet arrangements

Commercial commitments

We disclose the maximum potential exposure of certain guarantees, as well as possible recourse provisions that may allow us to recover from third parties amounts paid out under such guarantees. The maximum potential exposure does not allow any discounting of our assessment of actual exposure under the guarantees. The information below reflects our maximum potential exposure under the guarantees, which is higher than our assessment of the expected exposure.

Guarantees

The following table provides quantitative data regarding our third-party guarantees. The maximum potential payments represent a worst-case scenario, and do not reflect our expected outcomes.

	Maximum potential payments	
December 31, ($ in millions)	**2014**	**2013**
Performance guarantees	232	149
Financial guarantees	72	77
Indemnification guarantees	50	50
Total	**354**	**276**

The carrying amounts of liabilities recorded in the Consolidated Balance Sheets in respect of the above guarantees were not significant at December 31, 2014 and 2013, and reflect our best estimate of future payments, which we may incur as part of fulfilling our guarantee obligations.

In addition, in the normal course of bidding for and executing certain projects, we have entered into standby letters of credit, bid/performance bonds and surety bonds (collectively "performance bonds") with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. ABB would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in 2014, 2013 and 2012.

For additional descriptions of our performance, financial and indemnification guarantees see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

Consolidated Financial Statements of ABB Group

Consolidated Income Statements

Year ended December 31 ($ in millions, except per share data in $)	2014	2013	2012
Sales of products	33,279	35,282	32,979
Sales of services	6,551	6,566	6,357
Total revenues	**39,830**	**41,848**	**39,336**
Cost of products	(24,506)	(25,728)	(23,838)
Cost of services	(4,109)	(4,128)	(4,120)
Total cost of sales	**(28,615)**	**(29,856)**	**(27,958)**
Gross profit	**11,215**	**11,992**	**11,378**
Selling, general and administrative expenses	(6,067)	(6,094)	(5,756)
Non-order related research and development expenses	(1,499)	(1,470)	(1,464)
Other income (expense), net	529	(41)	(100)
Income from operations	**4,178**	**4,387**	**4,058**
Interest and dividend income	80	69	73
Interest and other finance expense	(362)	(390)	(293)
Income from continuing operations before taxes	**3,896**	**4,066**	**3,838**
Provision for taxes	(1,202)	(1,122)	(1,030)
Income from continuing operations, net of tax	**2,694**	**2,944**	**2,808**
Income (loss) from discontinued operations, net of tax	24	(37)	4
Net income	**2,718**	**2,907**	**2,812**
Net income attributable to noncontrolling interests	(124)	(120)	(108)
Net income attributable to ABB	**2,594**	**2,787**	**2,704**
Amounts attributable to ABB shareholders:			
Income from continuing operations, net of tax	2,570	2,824	2,700
Net income	2,594	2,787	2,704
Basic earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.12	1.23	1.18
Net income	1.13	1.21	1.18
Diluted earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.12	1.23	1.18
Net income	1.13	1.21	1.18
Weighted-average number of shares outstanding (in millions) used to compute:			
Basic earnings per share attributable to ABB shareholders	2,288	2,297	2,293
Diluted earnings per share attributable to ABB shareholders	2,295	2,305	2,295

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

Year ended December 31 ($ in millions)	2014	2013	2012
Net income	**2,718**	**2,907**	**2,812**
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**(1,680)**	**141**	**383**
Available-for-sale securities:			
Net unrealized gains (losses) arising during the year	(9)	(4)	3
Reclassification adjustments for net (gains) losses included in net income	15	(13)	1
Unrealized gains (losses) on available-for-sale securities	**6**	**(17)**	**4**
Pension and other postretirement plans:			
Prior service costs arising during the year	(3)	(16)	(36)
Net actuarial gains (losses) arising during the year	(614)	291	(601)
Amortization of prior service cost included in net income	17	23	30
Amortization of net actuarial loss included in net income	79	99	70
Pension and other postretirement plan adjustments	**(521)**	**397**	**(537)**
Cash flow hedge derivatives:			
Net unrealized gains (losses) arising during the year	(52)	28	53
Reclassification adjustments for net (gains) losses included in net income	9	(43)	(28)
Unrealized gains (losses) of cash flow hedge derivatives	**(43)**	**(15)**	**25**
Total other comprehensive income (loss), net of tax	**(2,238)**	**506**	**(125)**
Total comprehensive income, net of tax	**480**	**3,413**	**2,687**
Comprehensive income attributable to noncontrolling interests, net of tax	(115)	(115)	(98)
Total comprehensive income, net of tax, attributable to ABB	**365**	**3,298**	**2,589**

See accompanying Notes to the Consolidated Financial Statements

Consolidated Balance Sheets

December 31 ($ in millions, except share data)	2014	2013
Cash and equivalents	5,443	6,021
Marketable securities and short-term investments	1,325	464
Receivables, net	11,078	12,146
Inventories, net	5,376	6,004
Prepaid expenses	218	252
Deferred taxes	902	832
Other current assets	644	706
Total current assets	**24,986**	**26,425**
Property, plant and equipment, net	5,652	6,254
Goodwill	10,053	10,670
Other intangible assets, net	2,702	3,297
Prepaid pension and other employee benefits	70	93
Investments in equity-accounted companies	177	197
Deferred taxes	511	370
Other non-current assets	727	758
Total assets	**44,878**	**48,064**
Accounts payable, trade	4,765	5,112
Billings in excess of sales	1,455	1,714
Short-term debt and current maturities of long-term debt	353	453
Advances from customers	1,624	1,726
Deferred taxes	289	259
Provisions for warranties	1,148	1,362
Other provisions	1,689	1,807
Other current liabilities	4,257	4,242
Total current liabilities	**15,580**	**16,675**
Long-term debt	7,338	7,570
Pension and other employee benefits	2,394	1,639
Deferred taxes	1,165	1,265
Other non-current liabilities	1,586	1,707
Total liabilities	**28,063**	**28,856**
Commitments and contingencies		
Stockholders' equity:		
Capital stock and additional paid-in capital (2,314,743,264 issued shares at December 31, 2014 and 2013)	1,777	1,750
Retained earnings	19,939	19,186
Accumulated other comprehensive loss	(4,241)	(2,012)
Treasury stock, at cost (55,843,639 and 14,093,960 shares at December 31, 2014 and 2013, respectively)	(1,206)	(246)
Total ABB stockholders' equity	**16,269**	**18,678**
Noncontrolling interests	546	530
Total stockholders' equity	**16,815**	**19,208**
Total liabilities and stockholders' equity	**44,878**	**48,064**

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

Year ended December 31 ($ in millions)	2014	2013	2012
Operating activities:			
Net income	2,718	2,907	2,812
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,305	1,318	1,182
Pension and other employee benefits	16	6	(13)
Deferred taxes	65	(137)	64
Net gain from sale of property, plant and equipment	(17)	(18)	(26)
Net (gain) loss from sale of businesses	(543)	16	2
Other	112	79	169
Changes in operating assets and liabilities:			
Trade receivables, net	(12)	(571)	(310)
Inventories, net	(176)	324	61
Trade payables	257	(43)	(57)
Accrued liabilities	9	71	162
Billings in excess of sales	(118)	(168)	152
Provisions, net	(127)	199	(109)
Advances from customers	39	(145)	181
Income taxes payable and receivable	(13)	(18)	(261)
Other assets and liabilities, net	330	(167)	(230)
Net cash provided by operating activities	**3,845**	**3,653**	**3,779**
Investing activities:			
Purchases of marketable securities (available-for-sale)	(1,430)	(526)	(2,288)
Purchases of short-term investments	(1,465)	(30)	(67)
Purchases of property, plant and equipment and intangible assets	(1,026)	(1,106)	(1,293)
Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies	(70)	(914)	(3,694)
Proceeds from sales of marketable securities (available-for-sale)	361	1,367	1,655
Proceeds from maturity of marketable securities (available-for-sale)	523	118	–
Proceeds from short-term investments	1,011	47	27
Proceeds from sales of property, plant and equipment	33	80	40
Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost- and equity-accounted companies	1,110	62	16
Other investing activities	(168)	185	29
Net cash used in investing activities	**(1,121)**	**(717)**	**(5,575)**
Financing activities:			
Net changes in debt with maturities of 90 days or less	(103)	(697)	570
Increase in debt	150	492	5,986
Repayment of debt	(90)	(1,893)	(1,104)
Delivery of shares	38	74	90
Purchases of treasury stock	(1,003)	–	–
Dividends paid	(1,841)	(1,667)	(1,626)
Dividends paid to noncontrolling shareholders	(132)	(149)	(121)
Other financing activities	(43)	(16)	(33)
Net cash provided by (used in) financing activities	**(3,024)**	**(3,856)**	**3,762**
Effects of exchange rate changes on cash and equivalents	(278)	66	90
Net change in cash and equivalents – continuing operations	**(578)**	**(854)**	**2,056**
Cash and equivalents, beginning of period	6,021	6,875	4,819
Cash and equivalents, end of period	**5,443**	**6,021**	**6,875**
Supplementary disclosure of cash flow information:			
Interest paid	259	287	189
Taxes paid	1,155	1,278	1,211

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2014, 2013 and 2012 ($ in millions)	Capital stock and additional paid-in capital	Retained earnings
Balance at January 1, 2012	**1,621**	**16,988**
Comprehensive income:		
Net income		2,704
Foreign currency translation adjustments, net of tax		
Effect of change in fair value of available-for-sale securities, net of tax		
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax		
Change in derivatives qualifying as cash flow hedges, net of tax		
Total comprehensive income		
Changes in noncontrolling interests		
Dividends paid to noncontrolling shareholders		
Dividends paid		(1,626)
Share-based payment arrangements	60	
Delivery of shares	(6)	
Call options	10	
Replacement options issued in connection with acquisition	5	
Other	1	
Balance at December 31, 2012	**1,691**	**18,066**
Comprehensive income:		
Net income		2,787
Foreign currency translation adjustments, net of tax		
Effect of change in fair value of available-for-sale securities, net of tax		
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax		
Change in derivatives qualifying as cash flow hedges, net of tax		
Total comprehensive income		
Changes in noncontrolling interests	(17)	
Dividends paid to noncontrolling shareholders		
Dividends paid		(1,667)
Share-based payment arrangements	71	
Delivery of shares	(8)	
Call options	13	
Replacement options issued in connection with acquisition	2	
Other	(2)	
Balance at December 31, 2013	**1,750**	**19,186**
Comprehensive income:		
Net income		2,594
Foreign currency translation adjustments, net of tax		
Effect of change in fair value of available-for-sale securities, net of tax		
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax		
Change in derivatives qualifying as cash flow hedges, net of tax		
Total comprehensive income		
Changes in noncontrolling interests	(34)	
Dividends paid to noncontrolling shareholders		
Dividends paid		(1,841)
Share-based payment arrangements	73	
Purchases of treasury stock		
Delivery of shares	(17)	
Call options	5	
Balance at December 31, 2014	**1,777**	**19,939**

See accompanying Notes to the Consolidated Financial Statements

	Accumulated other comprehensive loss								
	Foreign currency translation adjustment	Unrealized gains (losses) on available-for-sale securities	Pension and other post-retirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	**Total accumulated other comprehensive loss**	Treasury stock	**Total ABB stockholders' equity**	Non-controlling interests	**Total stockholders' equity**
	(968)	**20**	**(1,472)**	**12**	**(2,408)**	**(424)**	**15,777**	**559**	**16,336**
							2,704	108	**2,812**
	388				**388**		**388**	(5)	**383**
		4			**4**		**4**		**4**
			(532)		**(532)**		**(532)**	(5)	**(537)**
				25	**25**		**25**		**25**
							2,589	**98**	**2,687**
							–	6	**6**
							–	(123)	**(123)**
							(1,626)		**(1,626)**
							60		**60**
						96	**90**		**90**
							10		**10**
							5		**5**
							1		**1**
	(580)	**24**	**(2,004)**	**37**	**(2,523)**	**(328)**	**16,906**	**540**	**17,446**
							2,787	120	**2,907**
	149				**149**		**149**	(8)	**141**
		(17)			**(17)**		**(17)**		**(17)**
			394		**394**		**394**	3	**397**
				(15)	**(15)**		**(15)**		**(15)**
							3,298	**115**	**3,413**
							(17)	25	**8**
							–	(150)	**(150)**
							(1,667)		**(1,667)**
							71		**71**
						82	**74**		**74**
							13		**13**
							2		**2**
							(2)		**(2)**
	(431)	**7**	**(1,610)**	**22**	**(2,012)**	**(246)**	**18,678**	**530**	**19,208**
							2,594	124	**2,718**
	(1,671)				**(1,671)**		**(1,671)**	(9)	**(1,680)**
		6			**6**		**6**		**6**
			(521)		**(521)**		**(521)**		**(521)**
				(43)	**(43)**		**(43)**		**(43)**
							365	**115**	**480**
							(34)	33	**(1)**
							–	(132)	**(132)**
							(1,841)		**(1,841)**
							73		**73**
						(1,015)	**(1,015)**		**(1,015)**
						55	**38**		**38**
							5		**5**
	(2,102)	**13**	**(2,131)**	**(21)**	**(4,241)**	**(1,206)**	**16,269**	**546**	**16,815**

Notes to the Consolidated Financial Statements

Note 1
The Company

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

Note 2
Significant accounting policies

The following is a summary of significant accounting policies followed in the preparation of these Consolidated Financial Statements.

Basis of presentation

The Consolidated Financial Statements are prepared in accordance with United States of America (United States or U.S.) generally accepted accounting principles (U.S. GAAP) and are presented in United States dollars ($ or USD) unless otherwise stated. The par value of capital stock is denominated in Swiss francs (CHF).

Scope of consolidation

The Consolidated Financial Statements include the accounts of ABB Ltd and companies which are directly or indirectly controlled by ABB Ltd. Additionally, the Company consolidates variable interest entities if it has determined that it is the primary beneficiary. Intercompany accounts and transactions are eliminated. Investments in joint ventures and affiliated companies in which the Company has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights), are recorded in the Consolidated Financial Statements using the equity method of accounting.

Operating cycle

A portion of the Company's activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Consolidated Financial Statements and the accompanying Notes. The most significant, difficult and subjective of such accounting assumptions and estimates include:
- assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,
- estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,
- assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,
- recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),
- growth rates, discount rates and other assumptions used in testing goodwill for impairment,
- assumptions used in determining inventory obsolescence and net realizable value,
- estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,
- growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and
- assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company's estimates and assumptions.

Cash and equivalents

Cash and equivalents include highly liquid investments with maturities of three months or less at the date of acquisition.

Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where the Company operates. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred abroad from these countries and are therefore deposited and used for working capital needs locally. These funds are included in cash and equivalents as they are not considered restricted.

Marketable securities
and short-term investments

Management determines the appropriate classification of held-to-maturity and available-for-sale securities at the time of purchase. At each reporting date, the appropriateness of the classification of the Company's investments in debt and equity securities is reassessed. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for accretion of discounts or amortization of premiums to maturity computed under the effective interest method. Such accretion or amortization is included in "Interest and dividend income". Marketable debt securities not classified as held-to-maturity and equity securities that have readily determinable fair values are classified as available-for-sale and reported at fair value.

Note 2
Significant accounting policies, continued

Unrealized gains and losses on available-for-sale securities are excluded from the determination of earnings and are instead recognized in the "Accumulated other comprehensive loss" component of stockholders' equity, net of tax, until realized. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities, using the specific identification method.

Marketable debt securities are generally classified as either "Cash and equivalents" or "Marketable securities and short-term investments" according to their maturity at the time of acquisition.

Marketable equity securities are generally classified as "Marketable securities and short-term investments", however any marketable securities held as a long-term investment rather than as an investment of excess liquidity, are classified as "Other non-current assets".

The Company performs a periodic review of its debt and equity securities to determine whether an other-than-temporary impairment has occurred. Generally, when an individual security has been in an unrealized loss position for an extended period of time, the Company evaluates whether an impairment has occurred. The evaluation is based on specific facts and circumstances at the time of assessment, which include general market conditions, and the duration and extent to which the fair value is below cost.

If the fair value of a debt security is less than its amortized cost, then an other-than-temporary impairment for the difference is recognized if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost base or (iii) a credit loss exists insofar as the Company does not expect to recover the entire recognized amortized cost of the security. Such impairment charges are generally recognized in "Interest and other finance expense". If the impairment is due to factors other than credit losses, and the Company does not intend to sell the security and it is not more likely than not that it will be required to sell the security before recovery of the security's amortized cost, such impairment charges are recorded in "Accumulated other comprehensive loss".

In addition, for equity securities, the Company assesses whether the cost value will recover within the near-term and whether the Company has the intent and ability to hold that equity security until such recovery occurs. If an other-than-temporary impairment is identified, the security is written down to its fair value and the related losses are recognized in "Interest and other finance expense", unless the impairment relates to equity securities classified as "Other non-current assets", in which case the impairment is reported in "Other income (expense), net".

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount. The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category. Third-party agencies' ratings are considered, if available. For customers where agency ratings are not available, the customer's most recent financial statements, payment history and other relevant information are considered in the assignment to a risk category. Customers are assessed at least annually or more frequently when information on significant changes in the customers' financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer specific data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the related allowance when the Company believes that the amount will not be recovered.

The Company, in its normal course of business, transfers receivables to third parties, generally without recourse. The transfer is accounted for as a sale when the Company has surrendered control over the receivables. Control is deemed to have been surrendered when (i) the transferred receivables have been put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership, (ii) the third-party transferees have the right to pledge or exchange the transferred receivables, and (iii) the Company has relinquished effective control over the transferred receivables and does not retain the ability or obligation to repurchase or redeem the transferred receivables. At the time of sale, the sold receivables are removed from the Consolidated Balance Sheets and the related cash inflows are classified as operating activities in the Consolidated Statements of Cash Flows. Costs associated with the sale of receivables, including the related gains and losses from the sales, are included in "Interest and other finance expense". Transfers of receivables that do not meet the requirements for treatment as sales are accounted for as secured borrowings and the related cash flows are classified as financing activities in the Consolidated Statements of Cash Flows.

Concentrations of credit risk

The Company sells a broad range of products, systems and services to a wide range of industrial, commercial and utility customers as well as various government agencies and quasi-governmental agencies throughout the world. Concentrations of credit risk with respect to accounts receivable are limited, as the Company's customer base is comprised of a large number of individual customers. Ongoing credit evaluations of customers' financial positions are performed to determine whether the use of credit support instruments such as guarantees, letters of credit or credit insurance are necessary; collateral is not generally required. The Company maintains reserves for potential credit losses as discussed above in "Accounts receivable and allowance for doubtful accounts". Such losses, in the aggregate, are in line with the Company's expectations.

It is the Company's policy to invest cash in deposits with banks throughout the world with certain minimum credit ratings and in high quality, low risk, liquid investments. The Company actively manages its credit risk by routinely reviewing the creditworthiness of the banks and the investments held. The Company has not incurred significant credit losses related to such investments.

Note 2
Significant accounting policies, continued

The Company's exposure to credit risk on derivative financial instruments is the risk that the counterparty will fail to meet its obligations. To reduce this risk, the Company has credit policies that require the establishment and periodic review of credit limits for individual counterparties. In addition, the Company has entered into close-out netting agreements with most derivative counterparties. Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events. In the Consolidated Financial Statements derivative transactions are presented on a gross basis.

Revenue recognition

The Company generally recognizes revenues for the sale of goods when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. With regards to the sale of products, delivery is not considered to have occurred, and therefore no revenues are recognized, until the customer has taken title to the products and assumed the risks and rewards of ownership of the products specified in the purchase order or sales agreement. Generally, the transfer of title and risks and rewards of ownership are governed by the contractually-defined shipping terms. The Company uses various International Commercial shipping terms (as promulgated by the International Chamber of Commerce) in its sales of products to third-party customers, such as Ex Works (EXW), Free Carrier (FCA) and Delivered Duty Paid (DDP). Subsequent to delivery of the products, the Company generally has no further contractual performance obligations that would preclude revenue recognition.

Revenues under long-term construction-type contracts are generally recognized using the percentage-of-completion method of accounting. The Company principally uses the cost-to-cost method to measure progress towards completion on contracts. Under this method, progress of contracts is measured by actual costs incurred in relation to the Company's best estimate of total estimated costs, which are reviewed and updated routinely for contracts in progress. The cumulative effect of any change in estimate is recorded in the period when the change in estimate is determined.

Short-term construction-type contracts, or long-term construction-type contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates difficult, are accounted for under the completed-contract method. Revenues under the completed-contract method are recognized upon substantial completion – that is: acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

For non construction-type contracts that contain customer acceptance provisions, revenue is deferred until customer acceptance occurs or the Company has demonstrated the customer-specified objective criteria have been met or the contractual acceptance period has lapsed.

Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Service revenues reflect revenues earned from the Company's activities in providing services to customers primarily subsequent to the sale and delivery of a product or complete system. Such revenues consist of maintenance-type contracts, field service activities that include personnel and accompanying spare parts, and installation and commissioning of products as a stand-alone service or as part of a service contract.

Revenues for software license fees are recognized when persuasive evidence of a non-cancelable license agreement exists, delivery has occurred, the license fee is fixed or determinable, and collection is probable. In software arrangements that include rights to multiple software products and/or services, the total arrangement fee is allocated using the residual method. Under this method, revenue is allocated to the undelivered elements based on vendor-specific objective evidence (VSOE) of the fair value of such undelivered elements and the residual amounts of revenue are allocated to the delivered elements. Elements included in multiple element arrangements may consist of software licences, maintenance (which includes customer support services and unspecified upgrades), hosting, and consulting services. VSOE is based on the price generally charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change once the element is sold separately. If VSOE does not exist for an undelivered element, the total arrangement fee will be recognized as revenue over the life of the contract or upon delivery of the undelivered element.

The Company offers multiple element arrangements to meet its customers' needs. These arrangements may involve the delivery of multiple products and/or performance of services (such as installation and training) and the delivery and/or performance may occur at different points in time or over different periods of time. Deliverables of such multiple element arrangements are evaluated to determine the unit of accounting and if certain criteria are met, the Company allocates revenues to each unit of accounting based on its relative selling price. A hierarchy of selling prices is used to determine the selling price of each specific deliverable that includes VSOE (if available), third-party evidence (if VSOE is not available), or estimated selling price if neither of the first two is available. The estimated selling price reflects the Company's best estimate of what the selling prices of elements would be if the elements were sold on a stand-alone basis. Revenue is allocated between the elements of an arrangement at the inception of the arrangement. Such arrangements generally include industry-specific performance and termination provisions, such as in the event of substantial delays or non-delivery.

Revenues are reported net of customer rebates and similar incentives. Taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the Company and its customers, such as sales, use, value-added and some excise taxes, are excluded from revenues.

Contract loss provisions

Losses on contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues.

Shipping and handling costs

Shipping and handling costs are recorded as a component of cost of sales.

Note 2
Significant accounting policies, continued

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method, the weighted-average cost method, or in certain circumstances (for example, where the completed-contract method of revenue recognition is used) the specific identification method. Inventoried costs are stated at acquisition cost or actual production cost, including direct material and labor and applicable manufacturing overheads. Adjustments to reduce the cost of inventory to its net market value are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value.

Impairment of long-lived assets

Long-lived assets that are held and used are assessed for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset's net carrying value exceeds the asset's net undiscounted cash flows expected to be generated over its remaining useful life including net proceeds expected from disposition of the asset, if any, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value is determined using a market, income and/or cost approach.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and is depreciated using the straight-line method. The estimated useful lives of the assets are generally as follows:
- factories and office buildings: 30 to 40 years,
- other facilities: 15 years,
- machinery and equipment: 3 to 15 years,
- furniture and office equipment: 3 to 8 years,
- leasehold improvements are depreciated over their estimated useful life or, for operating leases, over the lease term, if shorter.

Goodwill and other intangible assets

Goodwill is reviewed for impairment annually as of October 1, or more frequently if events or circumstances indicate that the carrying value may not be recoverable.

Goodwill is evaluated for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment. For the annual impairment review in 2014, the reporting units were the same as the operating segments for Discrete Automation and Motion, Low Voltage Products, Power Products and Power Systems, while for the Process Automation operating segment, the reporting units were determined to be one level below the operating segment.

When evaluating goodwill for impairment, the Company uses either a qualitative or quantitative assessment method for each reporting unit. The qualitative assessment involves determining, based on an evaluation of qualitative factors, if it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, based on this qualitative assessment, it is determined to be more likely than not that the reporting unit's fair value is less than its carrying value, the two-step quantitative impairment test (described below) is performed, otherwise no further analysis is required. If the Company elects not to perform the qualitative assessment for a reporting unit, the two-step quantitative impairment test is performed.

The two-step quantitative impairment test calculates the fair value of a reporting unit (based on the income approach whereby the fair value of a reporting unit is calculated based on the present value of future cash flows) and compares it to the reporting unit's carrying value. If the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit then the Company performs the second step of the impairment test to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, the Company records an impairment charge equal to the difference.

The cost of acquired intangible assets with a finite life is amortized using a method of amortization that reflects the pattern of intangible assets' expected contributions to future cash flows. If that pattern cannot be reliably determined, the straight-line method is used. The amortization periods range from 3 to 5 years for software and from 5 to 20 years for customer-, technology- and marketing-related intangibles. Intangible assets with a finite life are tested for impairment upon the occurrence of certain triggering events.

Capitalized software costs

Software for internal use
Costs incurred in the application development stage until the software is substantially complete are capitalized and are amortized on a straight-line basis over the estimated useful life of the software, typically ranging from 3 to 5 years.

Software for sale
Costs incurred after the software has demonstrated its technological feasibility until the product is available for general release to the customers are capitalized and amortized on a straight-line basis over the estimated life of the product. The Company periodically performs an evaluation to determine that the unamortized cost of software to be sold does not exceed the net realizable value. If the unamortized cost of software to be sold exceeds its net realizable value, the Company records an impairment charge equal to the difference.

Derivative financial instruments and hedging activities

The Company uses derivative financial instruments to manage currency, commodity, interest rate and equity exposures, arising from its global operating, financing and investing activities (see Note 5).

The Company recognizes all derivatives, other than certain derivatives indexed to the Company's own stock, at fair value in the Consolidated Balance Sheets. Derivatives that are not designated as hedging instruments are reported at fair value with derivative gains and losses reported through earnings and classified consistent with the nature of the underlying transaction.

Note 2
Significant accounting policies, continued

If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged item attributable to the risk being hedged through earnings (in the case of a fair value hedge) or recognized in "Accumulated other comprehensive loss" until the hedged item is recognized in earnings (in the case of a cash flow hedge). The ineffective portion of a derivative's change in fair value is immediately recognized in earnings consistent with the classification of the hedged item. Where derivative financial instruments have been designated as cash flow hedges of forecasted transactions and such forecasted transactions are no longer probable of occurring, hedge accounting is discontinued and any derivative gain or loss previously included in "Accumulated other comprehensive loss" is reclassified into earnings consistent with the nature of the original forecasted transaction. Gains or losses from derivatives designated as hedging instruments in a fair value hedge are reported through earnings and classified consistent with the nature of the underlying hedged transaction.

Certain commercial contracts may grant rights to the Company or the counterparties, or contain other provisions that are considered to be derivatives. Such embedded derivatives are assessed at inception of the contract and depending on their characteristics, accounted for as separate derivative instruments and shown at their fair value in the balance sheet with changes in their fair value reported in earnings consistent with the nature of the commercial contract to which they relate.

Derivatives are classified in the Consolidated Statements of Cash Flows in the same section as the underlying item. Cash flows from the settlement of undesignated derivatives used to manage the risks of different underlying items on a net basis, are classified within "Net cash provided by operating activities", as the underlying items are primarily operational in nature. Other cash flows on the settlement of derivatives are recorded within "Net cash used in investing activities".

Leases

The Company leases primarily real estate and office equipment. Rental expense for operating leases is recorded on a straight-line basis over the life of the lease term. Lease transactions where substantially all risks and rewards incident to ownership are transferred from the lessor to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Amounts due under capital leases are recorded as a liability. The interest in assets acquired under capital leases is recorded as property, plant and equipment. Depreciation and amortization of assets recorded under capital leases is included in depreciation and amortization expense.

Translation of foreign currencies and foreign exchange transactions

The functional currency for most of the Company's subsidiaries is the applicable local currency. The translation from the applicable functional currencies into the Company's reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for income statement accounts using average exchange rates prevailing during the year. The resulting translation adjustments are excluded from the determination of earnings and are recognized in "Accumulated other comprehensive loss" until the subsidiary is sold, substantially liquidated or evaluated for impairment in anticipation of disposal.

Foreign currency exchange gains and losses, such as those resulting from foreign currency denominated receivables or payables, are included in the determination of earnings, except as they relate to intercompany loans that are equity-like in nature with no reasonable expectation of repayment, which are recognized in "Accumulated other comprehensive loss". Exchange gains and losses recognized in earnings are included in "Total revenues", "Total cost of sales", "Selling, general and administrative expenses" or "Interest and other finance expense" consistent with the nature of the underlying item.

Income taxes

The Company uses the asset and liability method to account for deferred taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company records a deferred tax asset when it determines that it is more likely than not that the deduction will be sustained based upon the deduction's technical merit. Deferred tax assets and liabilities that can be offset against each other are reported on a net basis. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Deferred taxes are provided on unredeemed retained earnings of the Company's subsidiaries. However, deferred taxes are not provided on such unredeemed retained earnings to the extent it is expected that the earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

The Company operates in numerous tax jurisdictions and, as a result, is regularly subject to audit by tax authorities. The Company provides for tax contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Contingency provisions are recorded based on the technical merits of the Company's filing position, considering the applicable tax laws and Organisation for Economic Co-operation and Development (OECD) guidelines and are based on its evaluations of the facts and circumstances as of the end of each reporting period.

The Company applies a two-step approach to recognize and measure uncertainty in income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement. Uncertain tax positions that could be settled against existing loss carryforwards or income tax credits are reported net.

The expense related to tax penalties is classified in the Consolidated Income Statements as "Provision for taxes", while interest thereon is classified as "Interest and other finance expense".

Research and development

Research and development costs not related to specific customer orders are generally expensed as incurred.

Note 2
Significant accounting policies, continued

Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options, outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. See further discussion related to earnings per share in Note 20 and of potentially dilutive securities in Note 18.

Share-based payment arrangements

The Company has various share-based payment arrangements for its employees, which are described more fully in Note 18. Such arrangements are accounted for under the fair value method. For awards that are equity-settled, total compensation is measured at grant date, based on the fair value of the award at that date, and recorded in earnings over the period the employees are required to render service. For awards that are cash-settled, compensation is initially measured at grant date and subsequently remeasured at each reporting period, based on the fair value and vesting percentage of the award at each of those dates, with changes in the liability recorded in earnings.

Fair value measures

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company's assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1: Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities.

Level 2: Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, as well as financing receivables and debt.

Level 3: Valuation inputs are based on the Company's assumptions of relevant market data (unobservable input). The impairments of certain equity-method investments were calculated using Level 3 inputs.

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company's management incentive plan (MIP), bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Disclosures about the Company's fair value measurements of assets and liabilities are included in Note 6.

Contingencies

The Company is subject to proceedings, litigation or threatened litigation and other claims and inquiries, related to environmental, labor, product, regulatory, tax (other than income tax) and other matters, and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

The Company records a provision for its contingent obligations when it is probable that a loss will be incurred and the amount can be reasonably estimated. Any such provision is generally recognized on an undiscounted basis using the Company's best estimate of the amount of loss incurred or at the lower end of an estimated range when a single best estimate is not determinable. In some cases, the Company may be able to recover a portion of the costs relating to these obligations from insurers or other third parties; however, the Company records such amounts only when it is probable that they will be collected.

Note 2
Significant accounting policies, continued

The Company provides for anticipated costs for warranties when it recognizes revenues on the related products or contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship in the Company's products. The Company makes individual assessments on contracts with risks resulting from order-specific conditions or guarantees and assessments on an overall, statistical basis for similar products sold in larger quantities.

The Company may have legal obligations to perform environmental clean-up activities related to land and buildings as a result of the normal operations of its business. In some cases, the timing or the method of settlement, or both, are conditional upon a future event that may or may not be within the control of the Company, but the underlying obligation itself is unconditional and certain. The Company recognizes a provision for these obligations when it is probable that a liability for the clean-up activity has been incurred and a reasonable estimate of its fair value can be made. In some cases, a portion of the costs expected to be incurred to settle these matters may be recoverable. An asset is recorded when it is probable that such amounts are recoverable. Provisions for environmental obligations are not discounted to their present value when the timing of payments cannot be reasonably estimated.

Pensions and other postretirement benefits

The Company has a number of defined benefit pension and other postretirement plans. The Company recognizes an asset for such a plan's overfunded status or a liability for such a plan's underfunded status in its Consolidated Balance Sheets. Additionally, the Company measures such a plan's assets and obligations that determine its funded status as of the end of the year and recognizes the changes in the funded status in the year in which the changes occur. Those changes are reported in "Accumulated other comprehensive loss".

The Company uses actuarial valuations to determine its pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates and expected return on plan assets. Current market conditions are considered in selecting these assumptions.

The Company's various pension plan assets are assigned to their respective levels in the fair value hierarchy in accordance with the valuation principles described in the "Fair value measures" section above.

See Note 17 for further discussion of the Company's employee benefit plans.

Business combinations

The Company accounts for assets acquired and liabilities assumed in business combinations using the acquisition method and records these at their respective fair values. Contingent consideration is recorded at fair value as an element of purchase price with subsequent adjustments recognized in income.

Identifiable intangibles consist of intellectual property such as trademarks and trade names, customer relationships, patented and unpatented technology, in-process research and development, order backlog and capitalized software; these are amortized over their estimated useful lives. Such intangibles are subsequently subject to evaluation for potential impairment if events or circumstances indicate the carrying amount may not be recoverable. See "Goodwill and other intangible assets" above. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Upon gaining control of an entity in which an equity method or cost basis investment was held by the Company, the carrying value of that investment is adjusted to fair value with the related gain or loss recorded in income.

Deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax base of assets and liabilities as well as uncertain tax positions and valuation allowances on acquired deferred tax assets assumed in connection with a business combination are initially estimated as of the acquisition date based on facts and circumstances that existed at the acquisition date. These estimates are subject to change within the measurement period (a period of up to 12 months after the acquisition date during which the acquirer may adjust the provisional acquisition amounts) with any adjustments to the preliminary estimates being recorded to goodwill. Changes in deferred taxes, uncertain tax positions and valuation allowances on acquired deferred tax assets that occur after the measurement period are recognized in income.

New accounting pronouncements

Applicable in current period

Parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

As of January 2014, the Company adopted an accounting standard update regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company is required to release into net income the entire amount of a cumulative translation adjustment related to its investment in a foreign entity when a parent no longer has control as a result of selling a part or all of its investment in the foreign entity or otherwise no longer holds a controlling financial interest in a subsidiary or group of assets within the foreign entity. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment is required to be recognized in net income upon a partial sale of the equity-accounted company. This update did not have a material impact on the consolidated financial statements.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists

As of January 2014, the Company adopted an accounting standard update regarding the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the update, the Company is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain defined circumstances. This update did not have a material impact on the consolidated financial statements.

Note 2
Significant accounting policies, continued

Reporting discontinued operations and disclosures of disposals of components of an entity
In April 2014, an accounting standard update was issued which changes the criteria for reporting discontinued operations and modifies the related disclosure requirements. Under the update, the Company would report a disposal, or planned disposal, of a component or group of components, as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on the Company's operations and financial results. A strategic shift could include a disposal of a major geographical area, a major line of business, a major equity-method investment, or other major parts of the Company. A component may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. In addition to expanding the existing disclosures for discontinued operations, the update requires new disclosures relating to (i) individually significant disposals that do not qualify for discontinued operations presentation, (ii) continuing involvement with a discontinued operation following the date of disposal and (iii) retained equity-method investments in a discontinued operation. The Company elected to early adopt this update in the first quarter of 2014 and this update did not have a material impact on the consolidated financial statements.

Applicable for future periods
Revenue from contracts with customers
In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The update is effective for the Company for annual and interim periods beginning January 1, 2017, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). The Company is currently evaluating the impact of this update on the consolidated financial statements.

Note 3
Acquisitions and business divestments

Acquisitions

Acquisitions were as follows:

($ in millions, except number of acquired businesses)	2014	2013	2012
Acquisitions (net of cash acquired)[1]	58	897	3,643
Aggregate excess of purchase price over fair value of net assets acquired[2]	9	525	2,895
Number of acquired businesses	6	7	9

[1] Excluding changes in cost- and equity-accounted companies but including $2 million in 2013 and $5 million in 2012, representing the fair value of replacement vested stock options issued to Power-One and Thomas & Betts employees, respectively, at the corresponding acquisition dates.
[2] Recorded as goodwill (see Note 11). Includes adjustments of $42 million in 2014 and $63 million in 2013 arising during the measurement period of acquisitions, primarily reflecting a reduction in certain deferred tax liabilities related to Power-One and Thomas & Betts, respectively.

In the table above, the amount for "Acquisitions" and "Aggregate excess of purchase price over fair value of net assets acquired" in 2013 relates primarily to the acquisition of Power-One Inc. (Power-One), while for 2012, the amount relates primarily to the acquisition of Thomas & Betts Corporation (Thomas & Betts).

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company's Consolidated Financial Statements since the date of acquisition.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

On July 25, 2013, the Company acquired all outstanding shares of Power-One for $6.35 per share in cash. The resulting cash outflows for the Company amounted to $737 million, representing $705 million for the purchase of the shares (net of cash acquired) and $32 million related to the cash settlement of Power-One stock options held at the acquisition date. Power-One is a provider of renewable energy solutions and a designer and manufacturer of photovoltaic inverters. During 2014, the Company disposed of the Power Solutions business of Power-One, which provided energy-efficient power conversion and power management solutions.

Note 3
Acquisitions and business divestments, continued

The final aggregate allocation of the purchase consideration for business acquisitions in 2013 was as follows:

($ in millions)	Allocated amounts[1]	Weighted-average useful life
Intangible assets	208	7 years
Fixed assets	124	
Deferred tax liabilities	(74)	
Other assets and liabilities, net	93	
Goodwill[2]	546	
Total consideration (net of cash acquired)	**897**	

[1] Excludes measurement period adjustments related to prior year acquisitions.
[2] Goodwill recognized is not deductible for income tax purposes.

On May 16, 2012, the Company acquired all outstanding shares of Thomas & Betts for $72 per share in cash. The resulting cash outflows for the Company amounted to $3,700 million, representing $3,282 million for the purchase of the shares (net of cash acquired of $521 million), $94 million related to cash settlement of Thomas & Betts stock options held at acquisition date and $324 million for the repayment of debt assumed upon acquisition. Thomas & Betts designs, manufactures and markets components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The acquisition of Thomas & Betts supports the Company's strategy of expanding its Low Voltage Products operating segment into new geographies, sectors and products, and consequently the goodwill acquired represents the future benefits associated with the expansion of market access and product scope.

The final allocation of the purchase consideration for the Thomas & Betts acquisition in 2012 was as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Customer relationships	1,169	18 years
Technology	179	5 years
Trade names	155	10 years
Order backlog	12	7.5 months
Intangible assets	**1,515**	**15 years**
Fixed assets	458	
Debt acquired	(619)	
Deferred tax liabilities	(971)	
Inventories	300	
Other assets and liabilities, net[1]	49	
Goodwill[2]	2,649	
Total consideration (net of cash acquired)[3]	**3,381**	

[1] Gross receivables from the acquisition totaled $387 million; the fair value of which was $344 million after rebates and allowance for estimated uncollectable receivables.
[2] Goodwill recognized is not deductible for income tax purposes.
[3] Cash acquired in the acquisition totaled $521 million. Additional consideration for the acquisition included $94 million related to the cash settlement of stock options held by Thomas & Betts employees at the acquisition date and $5 million representing the fair value of replacement vested stock options issued to Thomas & Betts employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The Company's Consolidated Income Statement for 2012 includes total revenues of $1,541 million and a net loss (including acquisition-related charges) of $10 million in respect of Thomas & Betts since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Thomas & Betts for 2012, as if Thomas & Betts had been acquired on January 1, 2011.

($ in millions)	2012
Total revenues	40,251
Income from continuing operations, net of tax	2,924

The unaudited pro forma results above include certain adjustments related to the Thomas & Betts acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the Company and Thomas & Betts combined, as if Thomas & Betts had been acquired on January 1, 2011.

Note 3
Acquisitions and business divestments, continued

($ in millions)	Adjustments 2012
Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(26)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	11
Impact on cost of sales from fair valuing acquired inventory	31
Impact on cost of sales from additional depreciation of fixed assets	(12)
Interest expense on Thomas & Betts debt	5
Impact on selling, general and administrative expenses from Thomas & Betts stock-option plans adjustments	16
Impact on selling, general and administrative expenses from acquisition-related costs	56
Impact on interest and other finance expense from bridging facility costs	13
Other	(5)
Income taxes	(7)
Total pro forma adjustments	**82**

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the planned integration of Thomas & Betts. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

The aggregate allocation of the purchase consideration for other business acquisitions in 2012, excluding Thomas & Betts, was as follows:

($ in millions)	Allocated amounts
Intangible assets	68
Fixed assets	25
Deferred tax liabilities	(24)
Other assets and liabilities, net	21
Goodwill	172
Total consideration (net of cash acquired)	**262**

Business divestments

In 2014, the Company received proceeds of $1,090 million (net of transaction costs and cash disposed) relating to divestments of consolidated businesses and recorded net gains of $543 million in "Other income (expense), net". In 2013 and 2012, there were no significant amounts recognized from divestments of consolidated businesses.

Note 4
Cash and equivalents, marketable securities and short-term investments
Current assets

Cash and equivalents and marketable securities and short-term investments consisted of the following:

December 31, 2014 ($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,218			2,218	2,218	
Time deposits	3,340			3,340	3,140	200
Other short-term investments	225			225		225
Debt securities available-for-sale:						
U.S. government obligations	135	2	(1)	136	–	136
Other government obligations	2	–	–	2	–	2
Corporate	734	4	(1)	737	85	652
Equity securities available-for-sale	98	12	–	110	–	110
Total	**6,752**	**18**	**(2)**	**6,768**	**5,443**	**1,325**

Note 4
Cash and equivalents, marketable securities and short-term investments, continued

December 31, 2013 ($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,414			2,414	2,414	
Time deposits	3,556			3,556	3,538	18
Other short-term investments	9			9		9
Debt securities available-for-sale:						
U.S. government obligations	103	2	(1)	104	–	104
European government obligations	24	1	–	25	–	25
Other government obligations	3	–	–	3	–	3
Corporate	212	4	(1)	215	69	146
Equity securities available-for-sale	154	9	(4)	159	–	159
Total	**6,475**	**16**	**(6)**	**6,485**	**6,021**	**464**

Included in "Other short-term investments" at December 31, 2014, are receivables of $219 million representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

Included in "Other non-current assets" are certain held-to-maturity marketable securities. At December 31, 2014, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $95 million, $14 million and $109 million, respectively. At December 31, 2013, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $104 million, $17 million and $121 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Gains, losses and contractual maturities

Gross realized gains (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities totaled $2 million, $10 million and $3 million in 2014, 2013 and 2012, respectively. Gross realized losses (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities totaled $23 million in 2014 and were not significant in 2013 and 2012. Such gains and losses were included in "Interest and other finance expense".

In 2014, 2013 and 2012, other-than-temporary impairments recognized on available-for-sale equity securities were not significant.

At December 31, 2014, 2013 and 2012, gross unrealized losses on available-for-sale securities that have been in a continuous unrealized loss position were not significant and the Company does not intend and does not expect to be required to sell these securities before the recovery of their amortized cost.

There were no sales of held-to-maturity securities in 2014, 2013 and 2012.

Contractual maturities of debt securities consisted of the following:

	Available-for-sale		Held-to-maturity	
December 31, 2014 ($ in millions)	Cost basis	Fair value	Cost basis	Fair value
Less than one year	637	637	–	–
One to five years	178	181	75	85
Six to ten years	56	57	20	24
Total	**871**	**875**	**95**	**109**

At December 31, 2014 and 2013, the Company pledged $95 million and $97 million, respectively, of available-for-sale marketable securities as collateral for issued letters of credit and other security arrangements.

Note 5
Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company's operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company's policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company's policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company's manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company's policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities. As of 2014, the Company no longer enters into electricity futures contracts to manage the price risk on its forecasted electricity needs in certain locations.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company's balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its MIP. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company's primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	**Total notional amounts**		
December 31, ($ in millions)	**2014**	**2013**	**2012**
Foreign exchange contracts	18,564	19,351	19,724
Embedded foreign exchange derivatives	3,013	3,049	3,572
Interest rate contracts	2,242	4,693	3,983

Derivative commodity contracts

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company's requirements in the various commodities:

Type of derivative	**Unit**	**Total notional amounts**		
December 31,		**2014**	**2013**	**2012**
Copper swaps	metric tonnes	46,520	42,866	45,222
Aluminum swaps	metric tonnes	3,846	3,525	5,495
Nickel swaps	metric tonnes	–	18	21
Lead swaps	metric tonnes	6,550	7,100	13,025
Zinc swaps	metric tonnes	200	300	225
Silver swaps	ounces	1,996,845	1,936,581	1,415,322
Electricity futures	megawatt hours	–	279,995	334,445
Crude oil swaps	barrels	128,000	113,000	135,471

Equity derivatives

At December 31, 2014, 2013 and 2012, the Company held 61 million, 67 million and 67 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $33 million, $56 million and $26 million, respectively.

Note 5
Derivative financial instruments, continued
Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in "Accumulated other comprehensive loss" and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At December 31, 2014, 2013 and 2012, "Accumulated other comprehensive loss" included net unrealized losses of $21 million and net unrealized gains of $22 million and $37 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2014, net losses of $12 million are expected to be reclassified to earnings in 2015. At December 31, 2014, the longest maturity of a derivative classified as a cash flow hedge was 57 months.

In 2014, 2013 and 2012, the amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on "Accumulated other comprehensive loss" (OCI) and the Consolidated Income Statements were as follows:

	2014				
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)	
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(42)	Total revenues	(9)	Total revenues	–
		Total cost of sales	8	Total cost of sales	–
Commodity contracts	(7)	Total cost of sales	(3)	Total cost of sales	–
Cash-settled call options	(16)	SG&A expenses[1]	(6)	SG&A expenses[1]	–
Total	**(65)**		**(10)**		**–**

	2013				
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)	
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	22	Total revenues	52	Total revenues	–
		Total cost of sales	(1)	Total cost of sales	–
Commodity contracts	(5)	Total cost of sales	(5)	Total cost of sales	–
Cash-settled call options	16	SG&A expenses[1]	8	SG&A expenses[1]	–
Total	**33**		**54**		**–**

	2012				
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)	
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	74	Total revenues	69	Total revenues	–
		Total cost of sales	(12)	Total cost of sales	–
Commodity contracts	4	Total cost of sales	(4)	Total cost of sales	–
Cash-settled call options	(4)	SG&A expenses[1]	(11)	SG&A expenses[1]	–
Total	**74**		**42**		**–**

[1] SG&A expenses represent "Selling, general and administrative expenses".

Net derivative losses of $9 million and net derivative gains of $43 million and $28 million, net of tax, were reclassified from "Accumulated other comprehensive loss" to earnings during 2014, 2013 and 2012, respectively.

Note 5
Derivative financial instruments, continued
Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in "Interest and other finance expense". Hedge ineffectiveness of instruments designated as fair value hedges in 2014, 2013 and 2012, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

	2014			
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item	
Type of derivative designated as a fair value hedge	**Location**	($ in millions)	**Location**	($ in millions)
Interest rate contracts	Interest and other finance expense	84	Interest and other finance expense	(83)

	2013			
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item	
Type of derivative designated as a fair value hedge	**Location**	($ in millions)	**Location**	($ in millions)
Interest rate contracts	Interest and other finance expense	(34)	Interest and other finance expense	35

	2012			
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item	
Type of derivative designated as a fair value hedge	**Location**	($ in millions)	**Location**	($ in millions)
Interest rate contracts	Interest and other finance expense	6	Interest and other finance expense	(6)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

Type of derivative not designated as a hedge	**Gains (losses) recognized in income**			
($ in millions)	**Location**	**2014**	**2013**	**2012**
Foreign exchange contracts	Total revenues	(533)	(95)	318
	Total cost of sales	19	80	(193)
	SG&A expenses[1]	2	(1)	(3)
	Interest and other finance expense	(260)	223	68
Embedded foreign exchange contracts	Total revenues	149	101	(148)
	Total cost of sales	(27)	(10)	28
Commodity contracts	Total cost of sales	(28)	(50)	10
	Interest and other finance expense	1	1	1
Interest rate contracts	Interest and other finance expense	(1)	(3)	(1)
Cash-settled call options	Interest and other finance expense	(1)	–	–
Total		**(679)**	**246**	**80**

[1] SG&A expenses represent "Selling, general and administrative expenses".

Note 5
Derivative financial instruments, continued

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

December 31, 2014 ($ in millions)	Derivative assets		Derivative liabilities	
	Current in "Other current assets"	**Non-current in "Other non-current assets"**	**Current in "Other current liabilities"**	**Non-current in "Other non-current liabilities"**
Derivatives designated as hedging instruments:				
Foreign exchange contracts	9	9	20	16
Commodity contracts	–	–	3	–
Interest rate contracts	–	85	–	–
Cash-settled call options	21	11	–	–
Total	**30**	**105**	**23**	**16**
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	156	25	369	72
Commodity contracts	4	–	19	3
Cash-settled call options	1	1	–	–
Embedded foreign exchange derivatives	98	58	27	17
Total	**259**	**84**	**415**	**92**
Total fair value	**289**	**189**	**438**	**108**
Thereof, subject to close-out netting agreements	**164**	**119**	**399**	**90**

December 31, 2013 ($ in millions)	Derivative assets		Derivative liabilities	
	Current in "Other current assets"	**Non-current in "Other non-current assets"**	**Current in "Other current liabilities"**	**Non-current in "Other non-current liabilities"**
Derivatives designated as hedging instruments:				
Foreign exchange contracts	21	8	10	3
Commodity contracts	2	–	1	–
Interest rate contracts	–	14	–	7
Cash-settled call options	14	40	–	–
Total	**37**	**62**	**11**	**10**
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	272	42	121	30
Commodity contracts	6	1	15	1
Cash-settled call options	–	2	–	–
Embedded foreign exchange derivatives	57	21	55	11
Total	**335**	**66**	**191**	**42**
Total fair value	**372**	**128**	**202**	**52**
Thereof, subject to close-out netting agreements	**284**	**63**	**130**	**40**

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2014 and 2013, have been presented on a gross basis.

Note 6
Fair values

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

December 31, 2014 ($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets				
Available-for-sale securities in "Cash and equivalents":				
Debt securities – Corporate	–	85	–	85
Available-for-sale securities in "Marketable securities and short-term investments":				
Equity securities	–	110	–	110
Debt securities – U.S. government obligations	136	–	–	136
Debt securities – Other government obligations	–	2	–	2
Debt securities – Corporate	–	652	–	652
Derivative assets – current in "Other current assets"	–	289	–	289
Derivative assets – non-current in "Other non-current assets"	–	189	–	189
Total	**136**	**1,327**	**–**	**1,463**
Liabilities				
Derivative liabilities – current in "Other current liabilities"	–	438	–	438
Derivative liabilities – non-current in "Other non-current liabilities"	–	108	–	108
Total	**–**	**546**	**–**	**546**

December 31, 2013 ($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets				
Available-for-sale securities in "Cash and equivalents":				
Debt securities – Corporate	–	69	–	69
Available-for-sale securities in "Marketable securities and short-term investments":				
Equity securities	–	159	–	159
Debt securities – U.S. government obligations	104	–	–	104
Debt securities – European government obligations	25	–	–	25
Debt securities – Other government obligations	–	3	–	3
Debt securities – Corporate	–	146	–	146
Derivative assets – current in "Other current assets"	–	372	–	372
Derivative assets – non-current in "Other non-current assets"	–	128	–	128
Total	**129**	**877**	**–**	**1,006**
Liabilities				
Derivative liabilities – current in "Other current liabilities"	3	199	–	202
Derivative liabilities – non-current in "Other non-current liabilities"	–	52	–	52
Total	**3**	**251**	**–**	**254**

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

- *Available-for-sale securities in "Cash and equivalents", "Marketable securities and short-term investments" and "Other non-current assets":* If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.
- *Derivatives:* The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company's WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during 2014 and 2013.

Note 6
Fair values, continued

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

December 31, 2014 ($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets					
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):					
Cash	2,218	2,218	–	–	2,218
Time deposits	3,140	–	3,140	–	3,140
Marketable securities and short-term investments (excluding available-for-sale securities):					
Time deposits	200	–	200	–	200
Receivables under reverse repurchase agreements	219	–	219	–	219
Other short-term investments	6	6	–	–	6
Other non-current assets:					
Loans granted	41	–	44	–	44
Held-to-maturity securities	95	–	109	–	109
Restricted cash and cash deposits	198	64	161	–	225
Liabilities					
Short-term debt and current maturities of long-term debt (excluding capital lease obligations)	324	115	209	–	324
Long-term debt (excluding capital lease obligations)	7,224	6,148	1,404	–	7,552
Non-current deposit liabilities in "Other non-current liabilities"	222	–	267	–	267

December 31, 2013 ($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets					
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):					
Cash	2,414	2,414	–	–	2,414
Time deposits	3,538	–	3,538	–	3,538
Marketable securities and short-term investments (excluding available-for-sale securities):					
Time deposits	18	–	18	–	18
Other short-term investments	9	9	–	–	9
Other non-current assets:					
Loans granted	54	–	52	–	52
Held-to-maturity securities	104	–	121	–	121
Restricted cash and cash deposits	276	95	219	–	314
Liabilities					
Short-term debt and current maturities of long-term debt (excluding capital lease obligations)	424	107	317	–	424
Long-term debt (excluding capital lease obligations)	7,475	6,241	1,333	–	7,574
Non-current deposit liabilities in "Other non-current liabilities"	279	–	338	–	338

In the above table, certain amounts, included in long-term debt, previously disclosed at Level 1 at December 31, 2013, have been presented as Level 2.

Note 6
Fair values, continued

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

- *Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities):* The carrying amounts approximate the fair values as the items are short-term in nature.
- *Other non-current assets:* Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1) and (iv) cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).
- *Short-term debt and current maturities of long-term debt (excluding capital lease obligations):* Includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values.
- *Long-term debt (excluding capital lease obligations):* Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs), if available. For other bonds and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).
- *Non-current deposit liabilities in "Other non-current liabilities":* The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Note 7
Receivables, net

"Receivables, net" consisted of the following:

December 31, ($ in millions)	2014	2013
Trade receivables	7,715	8,360
Other receivables	701	802
Allowance	(279)	(317)
	8,137	**8,845**
Unbilled receivables, net:		
Costs and estimated profits in excess of billings	4,087	4,552
Advance payments consumed	(1,146)	(1,251)
	2,941	**3,301**
Total	**11,078**	**12,146**

"Trade receivables" in the table above includes contractual retention amounts billed to customers of $489 million and $552 million at December 31, 2014 and 2013, respectively. Management expects that the substantial majority of related contracts will be completed and the substantial majority of the billed amounts retained by the customer will be collected. Of the retention amounts outstanding at December 31, 2014, 65 percent and 29 percent are expected to be collected in 2015 and 2016, respectively.

"Other receivables" in the table above consists of value added tax, claims, rental deposits and other non-trade receivables.

"Costs and estimated profits in excess of billings" in the table above represents revenues earned and recognized for contracts under the percentage-of-completion or completed-contract method of accounting. Management expects that the majority of the amounts will be collected within one year of the respective balance sheet date.

The reconciliation of changes in the allowance for doubtful accounts is as follows:

($ in millions)	2014	2013	2012
Balance at January 1,	**317**	**271**	**227**
Additions	103	147	155
Deductions	(118)	(92)	(113)
Exchange rate differences	(23)	(9)	2
Balance at December 31,	**279**	**317**	**271**

Note 8
Inventories, net

"Inventories, net" consisted of the following:

December 31, ($ in millions)	2014	2013
Raw materials	2,105	2,403
Work in process	1,761	1,893
Finished goods	1,572	1,834
Advances to suppliers	253	246
	5,691	**6,376**
Advance payments consumed	(315)	(372)
Total	**5,376**	**6,004**

"Work in process" in the table above contains inventoried costs relating to long-term contracts of $338 million and $358 million at December 31, 2014 and 2013, respectively. "Advance payments consumed" in the table above relates to contractual advances received from customers on work in process.

Note 9
Other non-current assets

"Other non-current assets" consisted of the following:

December 31, ($ in millions)	2014	2013
Pledged financial assets	229	285
Derivatives (including embedded derivatives) (see Note 5)	189	128
Investments	65	72
Restricted cash	64	95
Loans granted (see Note 6)	41	54
Other	139	124
Total	**727**	**758**

The Company entered into structured leasing transactions with U.S. investors prior to 1999. Certain amounts were transacted at the inception of the leasing arrangements and are included above as "Pledged financial assets". These assets are pledged as security for certain outstanding deposit liabilities included in "Other non-current liabilities" (see Note 13) and the funds received upon maturity of the respective pledged financial assets will only be available to the Company for repayment of these obligations.

"Investments" represents shares and other equity investments carried at cost.

"Loans granted" is reported in the balance sheet at outstanding principal amount less any write-offs or allowance for uncollectible loans and primarily represents financing arrangements provided to customers (relating to products manufactured by the Company).

Note 10
Property, plant and equipment, net

"Property, plant and equipment, net" consisted of the following:

December 31, ($ in millions)	2014	2013
Land and buildings	4,142	4,478
Machinery and equipment	7,762	8,258
Construction in progress	653	645
	12,557	**13,381**
Accumulated depreciation	(6,905)	(7,127)
Total	**5,652**	**6,254**

Assets under capital leases included in "Property, plant and equipment, net" were as follows:

December 31, ($ in millions)	2014	2013
Land and buildings	192	112
Machinery and equipment	88	98
	280	**210**
Accumulated depreciation	(163)	(115)
Total	**117**	**95**

In 2014, 2013 and 2012, depreciation, including depreciation of assets under capital leases, was $851 million, $842 million and $733 million, respectively.

Note 11
Goodwill and other intangible assets

Changes in "Goodwill" were as follows:

($ in millions)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other	Total
Cost at January 1, 2013	3,420	3,147	1,140	734	1,762	41	**10,244**
Accumulated impairment charges	–	–	–	–	–	(18)	**(18)**
Balance at January 1, 2013	**3,420**	**3,147**	**1,140**	**734**	**1,762**	**23**	**10,226**
Goodwill acquired during the year[1]	485	(45)	85	–	–	–	**525**
Goodwill allocated to disposals	(9)	–	(2)	–	–	–	**(11)**
Exchange rate differences	18	(43)	6	2	(53)	–	**(70)**
Balance at December 31, 2013	**3,914**	**3,059**	**1,229**	**736**	**1,709**	**23**	**10,670**
Goodwill acquired during the year[1]	(52)	1	24	9	–	27	**9**
Goodwill allocated to disposals	–	(181)	(19)	–	(7)	(27)	**(234)**
Exchange rate differences and other	(92)	(172)	(60)	(25)	(42)	(1)	**(392)**
Balance at December 31, 2014	**3,770**	**2,707**	**1,174**	**720**	**1,660**	**22**	**10,053**

[1] Amounts include adjustments arising during the twelve-month measurement period subsequent to the respective acquisition date.

In 2014, goodwill allocated to disposals primarily related to the divestments of the Meyer Steel Structures and heating, ventilation and air conditioning (HVAC) businesses of Thomas & Betts included in the Low Voltage Products division.

In 2013, goodwill acquired primarily related to Power-One, acquired in July 2013, which was allocated to the Discrete Automation and Motion operating segment.

Intangible assets other than goodwill consisted of the following:

	2014			2013		
December 31, ($ in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized software for internal use	719	(599)	120	767	(618)	149
Capitalized software for sale	405	(354)	51	432	(384)	48
Intangibles other than software:						
Customer-related	2,618	(623)	1,995	2,773	(481)	2,292
Technology-related	607	(304)	303	867	(374)	493
Marketing-related	314	(120)	194	400	(99)	301
Other	72	(33)	39	63	(49)	14
Total	**4,735**	**(2,033)**	**2,702**	**5,302**	**(2,005)**	**3,297**

Additions to intangible assets other than goodwill consisted of the following:

($ in millions)	2014	2013
Capitalized software for internal use	52	66
Capitalized software for sale	28	26
Intangibles other than software:		
Customer-related	–	82
Technology-related	–	110
Marketing-related	–	16
Other	16	–
Total	**96**	**300**

Note 11
Goodwill and other intangible assets, continued

Intangible assets from business combinations in 2014 were not significant. Included in the additions of $300 million in 2013 were the following intangible assets other than goodwill related to business combinations:

2013, ($ in millions)	Amount acquired	Weighted-average useful life
Customer-related[1]	82	11 years
Technology-related	108	4 years
Marketing-related	16	10 years
Total	**206**	**7 years**

[1] Includes the fair value of order backlog acquired in business combinations.

Amortization expense of intangible assets other than goodwill consisted of the following:

($ in millions)	2014	2013	2012
Capitalized software for internal use	72	81	79
Capitalized software for sale	20	34	38
Intangibles other than software	362	361	332
Total	**454**	**476**	**449**

In 2014, 2013 and 2012, impairment charges on intangible assets other than goodwill were not significant.

At December 31, 2014, future amortization expense of intangible assets other than goodwill is estimated to be:

($ in millions)	
2015	404
2016	362
2017	275
2018	191
2019	165
Thereafter	1,305
Total	**2,702**

Note 12
Debt
Short-term debt and current maturities of long-term debt

The Company's total debt at December 31, 2014 and 2013, amounted to $7,691 million and $8,023 million, respectively.

The Company's "Short-term debt and current maturities of long-term debt" consisted of the following:

December 31, ($ in millions)	2014	2013
Short-term debt (weighted-average interest rate of 5.8% and 6.9%, respectively)	299	423
Current maturities of long-term debt (weighted-average nominal interest rate of 5.9% and 3.6%, respectively)	54	30
Total	**353**	**453**

Short-term debt primarily represented short-term loans from various banks and issued commercial paper.

At December 31, 2014, the Company had in place two commercial paper programs: a $2 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies (which replaced the previous $1 billion Euro-commercial paper program in February 2014), and a $2 billion commercial paper program for the private placement of U.S. dollar denominated commercial paper in the United States. During 2014, the Company terminated its 5 billion Swedish krona commercial paper program which provided for the issuance of Swedish krona and euro-denominated commercial paper. At December 31, 2014 and 2013, $120 million and $100 million, respectively, was outstanding under the $2 billion program in the United States.

In addition, during 2014, the Company replaced its $2 billion multicurrency revolving credit facility, maturing 2015, with a new 5-year multicurrency credit facility. The new credit facility matures in 2019 but the Company has the option in 2015 and 2016 to extend the maturity to 2020 and 2021, respectively. The facility is for general corporate purposes. Interest costs on drawings under the facility are LIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of 0.20 percent, while commitment fees (payable on the unused portion of the facility) amount to 35 percent of the margin, which represents commitment fees of 0.07 percent per annum. Utilization fees, payable on drawings, amount to 0.075 percent per annum on drawings up to one-third of the facility, 0.15 percent per annum on drawings in excess of one-third but less than or equal to two-thirds of the facility, or 0.30 percent per annum on drawings over two-thirds of the facility. No amount was drawn at December 31, 2014 and 2013, under either of the facilities. The new facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

Note 12
Debt, continued
Long-term debt

The Company utilizes derivative instruments to modify the interest characteristics of its long-term debt. In particular, the Company uses interest rate swaps to effectively convert certain fixed-rate long-term debt into floating rate obligations. The carrying value of debt, designated as being hedged by fair value hedges, is adjusted for changes in the fair value of the risk component of the debt being hedged.

The following table summarizes the Company's long-term debt considering the effect of interest rate swaps. Consequently, a fixed-rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	2014			2013		
December 31, ($ in millions, except % data)	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	2,318	2.7%	1.1%	2,211	2.7%	1.2%
Fixed rate	5,074	3.2%	3.2%	5,389	3.1%	3.1%
	7,392			7,600		
Current portion of long-term debt	(54)	5.9%	5.9%	(30)	3.6%	3.6%
Total	7,338			7,570		

At December 31, 2014, the principal amounts of long-term debt (excluding capital lease obligations) repayable at maturity were as follows:

($ in millions)	
2015	25
2016	1,140
2017	869
2018	354
2019	1,523
Thereafter	3,273
Total	**7,184**

Details of the Company's outstanding bonds were as follows:

	2014				2013			
December 31, (in millions)	Nominal outstanding		Carrying value[1]		Nominal outstanding		Carrying value[1]	
Bonds:								
2.5% USD Notes, due 2016	USD	600	$	599	USD	600	$	598
1.25% CHF Bonds, due 2016	CHF	500	$	512	CHF	500	$	568
1.625% USD Notes, due 2017	USD	500	$	498	USD	500	$	498
4.25% AUD Notes, due 2017	AUD	400	$	335	AUD	400	$	353
1.50% CHF Bonds, due 2018	CHF	350	$	354	CHF	350	$	393
2.625% EUR Instruments, due 2019	EUR	1,250	$	1,518	EUR	1,250	$	1,722
4.0% USD Notes, due 2021	USD	650	$	643	USD	650	$	642
2.25% CHF Bonds, due 2021	CHF	350	$	381	CHF	350	$	396
5.625% USD Notes, due 2021	USD	250	$	283	USD	250	$	287
2.875% USD Notes, due 2022	USD	1,250	$	1,275	USD	1,250	$	1,230
4.375% USD Notes, due 2042	USD	750	$	728	USD	750	$	727
Total			$	7,126			$	7,414

[1] USD carrying values include bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.

Note 12
Debt, continued

The 2.5% USD Notes, due 2016, and the 4.0% USD Notes, due 2021, pay interest semi-annually in arrears, at fixed annual rates of 2.5 percent and 4.0 percent, respectively. The Company may redeem these notes prior to maturity, in whole or in part, at the greater of (i) 100 percent of the principal amount of the notes to be redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the note terms, plus interest accrued at the redemption date.

The 1.25% CHF Bonds, due 2016, and the 2.25% Bonds, due 2021, pay interest annually in arrears, at fixed annual rates of 1.25 percent and 2.25 percent, respectively. The Company has the option to redeem the bonds prior to maturity, in whole, at par plus accrued interest, if 85 percent of the aggregate principal amount of the bonds has been redeemed or purchased and cancelled. The Company entered into interest rate swaps to hedge its interest obligations on these bonds. After considering the impact of such swaps, these bonds effectively became floating rate Swiss franc obligations and consequently have been shown as floating rate debt in the table of long-term debt above.

The 1.50% CHF Bonds, due 2018, were issued in January 2012, and the Company recorded net proceeds of CHF 346 million (equivalent to approximately $370 million on date of issuance). The bonds have an aggregate principal of CHF 350 million and pay interest annually in arrears at a fixed annual rate of 1.5 percent. The Company has the option to redeem the bonds prior to maturity, in whole, at par plus accrued interest, if 85 percent of the aggregate principal amount of the bonds has been redeemed or purchased and cancelled.

The 2.625% EUR Instruments, due 2019, were issued in March 2012, and the Company recorded proceeds (net of fees) of EUR 1,245 million (equivalent to approximately $1,648 million on date of issuance). The instruments have an aggregate principal of EUR 1,250 million and pay interest annually in arrears at a fixed rate of 2.625 percent per annum.

In May 2012, the Company issued the following notes (i) $500 million of 1.625% USD Notes, due 2017, paying interest semi-annually in arrears at a fixed annual rate of 1.625 percent, (ii) $1,250 million of 2.875% USD Notes, due 2022, paying interest semi-annually in arrears at a fixed annual rate of 2.875 percent, and (iii) $750 million of 4.375% USD Notes, due 2042, paying interest semi-annually in arrears at a fixed annual rate of 4.375 percent. The Company may redeem these notes prior to maturity, in whole or in part, at the greater of (i) 100 percent of the principal amount of the notes to be redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the note terms, plus interest accrued at the redemption date. The aggregate net proceeds of these bond issues, after underwriting discount and other fees, amounted to $2,431 million. These notes, registered with the U.S. Securities and Exchange Commission, were issued by ABB Finance (USA) Inc., a 100 percent owned finance subsidiary, and were fully and unconditionally guaranteed by ABB Ltd. There are no significant restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan. In reliance on Rule 3-10 of Regulation S-X, the separate financial statements of ABB Finance (USA) Inc. are not provided.

During the third quarter of 2013, the Company entered into interest rate swaps to hedge obligations on an aggregate principal of $850 million of the 2.875% USD Notes, due 2022. During the second quarter of 2014, the Company entered into an additional interest rate swap to hedge a further $200 million of the aggregate principal amount. After considering the impact of such swaps, portions of the outstanding principal became floating rate obligations and consequently $1,050 million and $850 million are shown as floating rate debt at December 31, 2014 and 2013, respectively, in the table of long-term debt above.

The 5.625% USD Notes, due 2021, were assumed in May 2012, upon the acquisition of Thomas & Betts and pay interest semi-annually in arrears at a fixed annual rate of 5.625 percent. These notes, with an aggregate principal of $250 million, were recorded at their fair value on the date the Company acquired Thomas & Betts and are being amortized to par over the period to maturity. The Company has the option to redeem the notes prior to maturity at the greater of (i) 100 percent of the principal amount of the notes to be redeemed, and (ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the note terms, plus interest accrued at the redemption date.

The 4.25% AUD Notes, due 2017, were issued in November 2012. Net issuance proceeds (after underwriting fees) totaled AUD 398 million (equivalent to approximately $412 million on date of issuance). The notes, with an aggregate principal of AUD 400 million, pay fixed interest of 4.25 percent semi-annually in arrears. The Company entered into interest rate swaps to hedge its interest obligations on these bonds. After considering the impact of such swaps, these bonds effectively became floating rate Australian dollar obligations and consequently have been shown as floating rate debt in the table of long-term debt above.

The Company's bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company were to default on any borrowing at or above a specified threshold. Furthermore, all such bonds constitute unsecured obligations of the Company and rank pari passu with other debt obligations.

In addition to the bonds described above, included in long-term debt at December 31, 2014 and 2013, are capital lease obligations, bank borrowings of subsidiaries and other long-term debt, none of which is individually significant.

Note 13
Other provisions, other current liabilities and other non-current liabilities

"Other provisions" consisted of the following:

December 31, ($ in millions)	2014	2013
Contract-related provisions	749	762
Provision for insurance-related reserves	239	232
Provisions for contractual penalties and compliance and litigation matters	237	327
Restructuring and restructuring-related provisions	225	247
Other	239	239
Total	**1,689**	**1,807**

"Other current liabilities" consisted of the following:

December 31, ($ in millions)	2014	2013
Employee-related liabilities	1,746	1,854
Accrued expenses	545	694
Derivative liabilities (see Note 5)	438	202
Non-trade payables	312	328
Income taxes payable	293	357
Other tax liabilities	271	269
Deferred income	169	155
Accrued customer rebates	165	162
Accrued interest	76	79
Pension and other employee benefits (see Note 17)	75	82
Other	167	60
Total	**4,257**	**4,242**

"Other non-current liabilities" consisted of the following:

December 31, ($ in millions)	2014	2013
Income tax related liabilities	760	830
Non-current deposit liabilities (see Note 9)	222	279
Environmental provisions (see Note 15)	109	116
Derivative liabilities (see Note 5)	108	52
Deferred income	89	57
Employee-related liabilities	52	68
Provisions for contractual penalties and compliance and litigation matters	41	71
Other	205	234
Total	**1,586**	**1,707**

Note 14
Leases

The Company's lease obligations primarily relate to real estate and office equipment. Rent expense was $558 million, $602 million and $610 million in 2014, 2013 and 2012, respectively. Sublease income received by the Company on leased assets was $17 million, $22 million and $25 million in 2014, 2013 and 2012, respectively.

At December 31, 2014, future net minimum lease payments for operating leases, having initial or remaining non-cancelable lease terms in excess of one year, consisted of the following:

($ in millions)	
2015	432
2016	361
2017	300
2018	210
2019	170
Thereafter	230
	1,703
Sublease income	(27)
Total	**1,676**

Note 14
Leases, continued

At December 31, 2014, the future net minimum lease payments for capital leases and the present value of the net minimum lease payments consisted of the following:

($ in millions)	
2015	41
2016	35
2017	24
2018	19
2019	16
Thereafter	99
Total minimum lease payments	**234**
Less amount representing estimated executory costs included in total minimum lease payments	(2)
Net minimum lease payments	**232**
Less amount representing interest	(88)
Present value of minimum lease payments	**144**

Minimum lease payments have not been reduced by minimum sublease rentals due in the future under non-cancelable subleases. Such minimum sublease rentals were not significant. The present value of minimum lease payments is included in "Short-term debt and current maturities of long-term debt" or "Long-term debt" in the Consolidated Balance Sheets.

Note 15
Commitments and contingencies
Contingencies – Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a single best estimate is not determinable. The required amounts of the provisions may change in the future as developments occur.

If a provision has been recognized for any of these matters, the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company's Consolidated Financial Statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A portion of one of the acquired companies' remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in "Other non-current assets".

The impact of environmental obligations on "Income from continuing operations, net of tax" was not significant in 2014, 2013 and 2012. The impact on "Income (loss) from discontinued operations, net of tax" was a charge of $41 million in 2013 and was not significant in 2014 and 2012.

The effect of environmental obligations on the Company's Consolidated Statements of Cash Flows was not significant in 2014, 2013 and 2012.

Environmental provisions included in the Company's Consolidated Balance Sheets were as follows:

December 31, ($ in millions)	**2014**	**2013**
Other provisions	37	37
Other non-current liabilities	109	116
Total	**146**	**153**

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies –
Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission's leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company's involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). The Company's cables business remains under investigation for alleged anticompetitive practices in certain other jurisdictions. An informed judgment about the outcome of these remaining investigations or the amount of potential loss or range of loss for the Company, if any, relating to these remaining investigations cannot be made at this stage.

Note 15
Commitments and contingencies, continued

In Brazil, the Company's Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

In Italy, one of the Company's recently acquired subsidiaries was raided in October 2013 by the Italian Antitrust Agency for alleged anticompetitive practices. In July 2014, the Company received the decision of the Italian Antitrust Agency regarding this matter. The agency closed its investigation without imposing a fine and accepted the non-financial commitments offered by the Company.

With respect to those aforementioned matters which are still ongoing, management is cooperating fully with the antitrust authorities.

General
In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized
At December 31, 2014 and 2013, the Company had aggregate liabilities of $147 million and $245 million, respectively, included in "Other provisions" and "Other non-current liabilities", for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General
The following table provides quantitative data regarding the Company's third-party guarantees. The maximum potential payments represent a "worst-case scenario", and do not reflect management's expected outcomes.

	Maximum potential payments	
December 31, ($ in millions)	**2014**	**2013**
Performance guarantees	232	149
Financial guarantees	72	77
Indemnification guarantees	50	50
Total	**354**	**276**

The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company's best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2014 and 2013, were not significant.

Performance guarantees
Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. These guarantees have no fixed expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management's best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million at both December 31, 2014 and 2013. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At December 31, 2014 and 2013, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $156 million and $70 million, respectively.

Note 15
Commitments and contingencies, continued

Financial guarantees and commercial commitments

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2014 and 2013, the Company had a maximum potential amount payable of $72 million and $77 million, respectively, under financial guarantees outstanding. Of these amounts, $12 million and $15 million at December 31, 2014 and 2013, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively "performance bonds") with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in 2014, 2013 and 2012.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company issued to the purchasers of Lummus Global guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of December 31, 2014 and 2013, was $50 million.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the "Provisions for warranties", including guarantees of product performance, was as follows:

($ in millions)	2014	2013
Balance at January 1,	**1,362**	**1,291**
Net change in warranties due to acquisitions and divestments	11	111
Claims paid in cash or in kind	(319)	(294)
Net increase in provision for changes in estimates, warranties issued and warranties expired	224	245
Exchange rate differences	(130)	9
Balance at December 31,	**1,148**	**1,362**

Related party transactions

The Company conducts business with certain companies where members of the Company's Board of Directors or Executive Committee act, or in recent years have acted, as directors or senior executives. The Company's Board of Directors has determined that the Company's business relationships with those companies do not constitute material business relationships. This determination was made in accordance with the Company's related party transaction policy which was prepared based on the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

Note 16
Taxes

"Provision for taxes" consisted of the following:

($ in millions)	2014	2013	2012
Current taxes	1,130	1,258	967
Deferred taxes	72	(136)	63
Tax expense from continuing operations	**1,202**	**1,122**	**1,030**
Tax expense (benefit) from discontinued operations	**1**	**(8)**	**–**

Tax expense from continuing operations is reconciled below from the Company's weighted-average global tax rate (rather than from the Swiss domestic statutory tax rate) as the parent company of the ABB Group, ABB Ltd, is domiciled in Switzerland and income generated in jurisdictions outside of Switzerland (hereafter "foreign jurisdictions") which has already been subject to corporate income tax in those foreign jurisdictions is, to a large extent, tax exempt in Switzerland. There is no requirement in Switzerland for any parent company of a group to file a tax return of the consolidated group determining domestic and foreign pre-tax income. As the Company's consolidated income from continuing operations is predominantly earned outside of Switzerland, corporate income tax in foreign jurisdictions largely determines the weighted-average global tax rate of the Company.

The reconciliation of "Tax expense from continuing operations" at the weighted-average tax rate to the effective tax rate is as follows:

($ in millions, except % data)	2014	2013	2012
Income from continuing operations before taxes	**3,896**	**4,066**	**3,838**
Weighted-average global tax rate	**23.8%**	**22.7%**	**23.6%**
Income taxes at weighted-average tax rate	929	922	906
Items taxed at rates other than the weighted-average tax rate	146	110	60
Impact of non-deductible goodwill allocated to divested businesses	77	–	–
Changes in valuation allowance, net	52	31	44
Effects of changes in tax laws and enacted tax rates	(52)	1	(27)
Other, net	50	58	47
Tax expense from continuing operations	**1,202**	**1,122**	**1,030**
Effective tax rate for the year	**30.9%**	**27.6%**	**26.8%**

In 2014, 2013 and 2012, the "Items taxed at rates other than the weighted-average tax rate" predominantly related to tax credits arising in foreign jurisdictions for which the technical merits did not allow a benefit to be taken.

In 2014, 2013 and 2012, "Changes in valuation allowance, net" included reductions in valuation allowances recorded in certain jurisdictions where the Company determined that it was more likely than not that such deferred tax assets (recognized for net operating losses and temporary differences in those jurisdictions) would be realized, as well as increases in the valuation allowance in certain other jurisdictions. In 2014, the "Changes in valuation allowance, net" included an expense of $31 million related to certain of the Company's operations in South America. In 2013, the "Changes in valuation allowance, net" included an expense of $104 million related to certain of the Company's operations in Central Europe and South America. It also included a benefit of $42 million related to certain of the Company's operations in Central Europe and in 2012, the "Changes in valuation allowance, net" included an expense of $36 million related to certain of the Company's operations in Central Europe.

In 2014, the "Effects of change in tax laws and enacted tax rates" included a benefit of $62 million related to enacted changes in double tax treaties.

In 2014, 2013 and 2012, "Other, net" of $50 million, $58 million and $47 million, respectively, included expenses of $45 million, $71 million and $94 million, respectively, in relation to items that were deducted for financial accounting purposes, but were not tax deductible, such as interest expense, local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

In 2014, "Provision for taxes" included $279 million relating to income taxes recorded on $543 million of net gains from sale of businesses. This expense is primarily included in "Weighted-average global tax rate" and "Impact of non-deductible goodwill allocated to divested businesses".

Note 16
Taxes, continued

Deferred income tax assets and liabilities consisted of the following:

December 31, ($ in millions)	2014	2013
Deferred tax assets:		
Unused tax losses and credits	644	1,000
Provisions and other accrued liabilities	825	858
Pension	671	477
Inventories	297	302
Property, plant and equipment and other non-current assets	265	83
Other	112	140
Total gross deferred tax asset	**2,814**	**2,860**
Valuation allowance	(600)	(589)
Total gross deferred tax asset, net of valuation allowance	**2,214**	**2,271**
Deferred tax liabilities:		
Property, plant and equipment	(343)	(323)
Intangibles and other non-current assets	(766)	(1,110)
Pension and other accrued liabilities	(191)	(206)
Inventories	(118)	(135)
Other current assets	(149)	(161)
Unremitted earnings	(612)	(598)
Other	(76)	(60)
Total gross deferred tax liability	**(2,255)**	**(2,593)**
Net deferred tax liability	**(41)**	**(322)**
Included in:		
"Deferred taxes" – current assets	902	832
"Deferred taxes" – non-current assets	511	370
"Deferred taxes" – current liabilities	(289)	(259)
"Deferred taxes" – non-current liabilities	(1,165)	(1,265)
Net deferred tax liability	**(41)**	**(322)**

Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. As recognition of these assets in certain entities did not meet the more likely than not criterion, valuation allowances have been recorded and amount to $600 million and $589 million, at December 31, 2014 and 2013, respectively. "Unused tax losses and credits" at December 31, 2014 and 2013, in the table above, included $151 million and $172 million, respectively, for which the Company has established a full valuation allowance as, due to limitations imposed by the relevant tax law, the Company determined that, more likely than not, such deferred tax assets would not be realized.

At December 31, 2014 and 2013, deferred tax liabilities totaling $612 million and $598 million, respectively, have been provided for primarily in respect of withholding taxes, dividend distribution taxes or additional corporate income taxes (hereafter "withholding taxes") on unremitted earnings which will be payable in foreign jurisdictions on the repatriation of earnings to Switzerland. Income which has been generated outside of Switzerland and has already been subject to corporate income tax in such foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign subsidiaries.

Certain countries levy withholding taxes on dividend distributions. Such taxes cannot always be fully reclaimed by the shareholder, although they have to be declared and withheld by the subsidiary. In 2014 and 2013, certain taxes arose in certain foreign jurisdictions for which the technical merits do not allow utilization of benefits. At December 31, 2014 and 2013, foreign subsidiary retained earnings subject to withholding taxes upon distribution of approximately $100 million and $200 million, respectively, were considered as permanently reinvested, as these funds are used for financing current operations as well as business growth through working capital and capital expenditure in those countries and, consequently, no deferred tax liability was recorded.

At December 31, 2014, net operating loss carry-forwards of $2,200 million and tax credits of $67 million were available to reduce future taxes of certain subsidiaries. Of these amounts, $1,232 million of loss carry-forwards and $48 million of tax credits will expire in varying amounts through 2034. The largest amount of these carry-forwards related to the Company's Central Europe operations.

Unrecognized tax benefits consisted of the following:

($ in millions)	Unrecognized tax benefits	Penalties and interest related to unrecognized tax benefits	Total
Classification as unrecognized tax items on January 1, 2012	**653**	**169**	**822**
Net change due to acquisitions and divestments	10	–	10
Increase relating to prior year tax positions	51	26	77
Decrease relating to prior year tax positions	(73)	(56)	(129)
Increase relating to current year tax positions	141	1	142
Decrease relating to current year tax positions	(3)	–	(3)
Decrease due to settlements with tax authorities	(89)	(11)	(100)
Decrease as a result of the applicable statute of limitations	(29)	(7)	(36)
Exchange rate differences	8	5	13
Balance at December 31, 2012, which would, if recognized, affect the effective tax rate	**669**	**127**	**796**
Net change due to acquisitions and divestments	17	2	19
Increase relating to prior year tax positions	43	36	79
Decrease relating to prior year tax positions	(30)	–	(30)
Increase relating to current year tax positions	90	4	94
Decrease relating to current year tax positions	(1)	–	(1)
Decrease due to settlements with tax authorities	(18)	(5)	(23)
Decrease as a result of the applicable statute of limitations	(46)	(13)	(59)
Exchange rate differences	9	3	12
Balance at December 31, 2013, which would, if recognized, affect the effective tax rate	**733**	**154**	**887**
Net change due to acquisitions and divestments	(3)	1	(2)
Increase relating to prior year tax positions	25	39	64
Decrease relating to prior year tax positions	(24)	(7)	(31)
Increase relating to current year tax positions	85	–	85
Decrease relating to current year tax positions	(1)	–	(1)
Decrease due to settlements with tax authorities	(19)	(10)	(29)
Decrease as a result of the applicable statute of limitations	(36)	(19)	(55)
Exchange rate differences	(55)	(12)	(67)
Balance at December 31, 2014, which would, if recognized, affect the effective tax rate	**705**	**146**	**851**

In 2014 and 2013, the "Increase relating to current year tax positions" included a total of $56 million and $62 million, respectively, in taxes related to the interpretation of tax law and double tax treaty agreements by competent tax authorities.

In 2012, the "Decrease relating to prior year tax positions" included a total of $87 million relating to the release of provisions due to favorable resolution of a tax dispute in Northern Europe. In 2012, the "Increase relating to current year tax positions" included a total of $108 million in taxes related to the interpretation of tax law and double tax treaty agreements by competent tax authorities. In 2012, the "Decrease due to settlements with tax authorities" included a total of $47 million relating to the interpretation of tax law and double tax treaty agreements by competent tax authorities.

At December 31, 2014, the Company expected the resolution, within the next twelve months, of uncertain tax positions related to pending court cases amounting to $69 million for taxes, penalties and interest. Otherwise, the Company had not identified any other significant changes which were considered reasonably possible to occur within the next twelve months.

At December 31, 2014, the earliest significant open tax years that remained subject to examination were the following:

Region	Year
Europe	2007
The Americas	2010
Asia	2005
Middle East and Africa	2004

Note 17
Employee benefits

The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company's employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company's employee benefit plans is December 31. The funding policies of the Company's plans are consistent with the local government and tax requirements and several of the plans are not required to be funded according to local government and tax requirements.

The Company recognizes in its Consolidated Balance Sheets the funded status of its defined benefit pension plans, postretirement plans, and other employee-related benefits measured as the difference between the fair value of the plan assets and the benefit obligation.

Obligations and funded status of the plans

The change in benefit obligation, change in fair value of plan assets, and funded status recognized in the Consolidated Balance Sheets were as follows:

	Defined pension benefits		Other postretirement benefits	
($ in millions)	2014	2013	2014	2013
Benefit obligation at January 1,	**12,063**	**12,063**	**236**	**281**
Service cost	243	249	1	1
Interest cost	409	373	10	9
Contributions by plan participants	81	81	–	–
Benefit payments	(632)	(612)	(14)	(15)
Benefit obligations of businesses acquired (divested)	(27)	7	–	–
Actuarial (gain) loss	1,536	(273)	14	(41)
Plan amendments and other	(64)	(50)	–	2
Exchange rate differences	(1,254)	225	(2)	(1)
Benefit obligation at December 31,	**12,355**	**12,063**	**245**	**236**
Fair value of plan assets at January 1,	**10,930**	**10,282**	**–**	**–**
Actual return on plan assets	918	621	–	–
Contributions by employer	308	403	14	15
Contributions by plan participants	81	81	–	–
Benefit payments	(632)	(612)	(14)	(15)
Plan assets of businesses acquired (divested)	(25)	–	–	–
Plan amendments and other	(68)	(57)	–	–
Exchange rate differences	(1,047)	212	–	–
Fair value of plan assets at December 31,	**10,465**	**10,930**	**–**	**–**
Funded status – underfunded	**1,890**	**1,133**	**245**	**236**

The amounts recognized in "Accumulated other comprehensive loss" and "Noncontrolling interests" were:

	Defined pension benefits			Other postretirement benefits		
December 31, ($ in millions)	2014	2013	2012	2014	2013	2012
Net actuarial loss	(2,765)	(2,050)	(2,574)	(39)	(25)	(69)
Prior service (cost) credit	2	(21)	(32)	16	24	33
Amount recognized in OCI(1) and NCI(2)	**(2,763)**	**(2,071)**	**(2,606)**	**(23)**	**(1)**	**(36)**
Taxes associated with amount recognized in OCI(1) and NCI(2)	652	459	631	–	–	–
Amount recognized in OCI(1) and NCI(2), net of tax(3)	**(2,111)**	**(1,612)**	**(1,975)**	**(23)**	**(1)**	**(36)**

(1) OCI represents "Accumulated other comprehensive loss".
(2) NCI represents "Noncontrolling interests".
(3) NCI, net of tax, amounted to $(3) million, $(3) million and $(7) million at December 31, 2014, 2013 and 2012, respectively.

In addition, the following amounts were recognized in the Company's Consolidated Balance Sheets:

	Defined pension benefits		Other postretirement benefits	
December 31, ($ in millions)	2014	2013	2014	2013
Overfunded plans	(42)	(66)	–	–
Underfunded plans – current	19	20	16	18
Underfunded plans – non-current	1,913	1,179	229	218
Funded status – underfunded	**1,890**	**1,133**	**245**	**236**

December 31, ($ in millions)	2014	2013
Non-current assets		
Overfunded pension plans	(42)	(66)
Other employee-related benefits	(28)	(27)
Prepaid pension and other employee benefits	**(70)**	**(93)**

December 31, ($ in millions)	2014	2013
Current liabilities		
Underfunded pension plans	19	20
Underfunded other postretirement benefit plans	16	18
Other employee-related benefits	40	44
Pension and other employee benefits (see Note 13)	**75**	**82**

December 31, ($ in millions)	2014	2013
Non-current liabilities		
Underfunded pension plans	1,913	1,179
Underfunded other postretirement benefit plans	229	218
Other employee-related benefits	252	242
Pension and other employee benefits	**2,394**	**1,639**

The funded status, calculated using the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of PBO (overfunded), respectively, was:

	2014			2013		
December 31, ($ in millions)	PBO	Assets	Difference	PBO	Assets	Difference
PBO exceeds assets	11,576	9,644	1,932	11,054	9,855	1,199
Assets exceed PBO	779	821	(42)	1,009	1,075	(66)
Total	**12,355**	**10,465**	**1,890**	**12,063**	**10,930**	**1,133**

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $11,869 million and $11,594 million at December 31, 2014 and 2013, respectively. The funded status, calculated using the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of ABO (overfunded), respectively, was:

	2014			2013		
December 31, ($ in millions)	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	9,921	8,091	1,830	9,112	8,161	951
Assets exceed ABO	1,948	2,374	(426)	2,482	2,769	(287)
Total	**11,869**	**10,465**	**1,404**	**11,594**	**10,930**	**664**

All of the Company's other postretirement benefit plans are unfunded.

Components of net periodic benefit cost

Net periodic benefit cost consisted of the following:

	Defined pension benefits			Other postretirement benefits		
($ in millions)	2014	2013	2012	2014	2013	2012
Service cost	243	249	221	1	1	1
Interest cost	409	373	396	10	9	11
Expected return on plan assets	(481)	(479)	(494)	–	–	–
Amortization of prior service cost (credit)	27	34	42	(9)	(9)	(9)
Amortization of net actuarial loss	99	136	98	–	4	4
Curtailments, settlements and special termination benefits	4	1	2	–	2	–
Net periodic benefit cost	**301**	**314**	**265**	**2**	**7**	**7**

Note 17
Employee benefits, continued

The net actuarial loss and prior service cost for defined pension benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2015 is $132 million and $37 million, respectively.

The net actuarial loss and prior service (credit) for other postretirement benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2015 is $2 million and $(8) million, respectively.

Assumptions

The following weighted-average assumptions were used to determine benefit obligations:

	Defined pension benefits		Other postretirement benefits	
December 31, (in %)	2014	2013	2014	2013
Discount rate	2.61	3.58	3.49	4.17
Rate of compensation increase	1.65	1.81	–	–
Rate of pension increase	1.04	1.14	–	–

The discount rate assumptions are based upon AA-rated corporate bonds. In those countries with sufficient liquidity in corporate bonds, the Company used the current market long-term corporate bond rates and matched the bond duration with the average duration of the pension liabilities. In those countries where the liquidity of the AA-rated corporate bonds was deemed to be insufficient, the Company determined the discount rate by adding the credit spread derived from an AA corporate bond index in another relevant liquid market, as adjusted for interest rate differentials, to the domestic government bond curve or interest rate swap curve.

The following weighted-average assumptions were used to determine the "Net periodic benefit cost":

	Defined pension benefits			Other postretirement benefits		
(in %)	2014	2013	2012	2014	2013	2012
Discount rate	3.58	3.22	3.91	4.17	3.35	4.07
Expected long-term rate of return on plan assets	4.60	4.79	5.38	–	–	–
Rate of compensation increase	1.81	1.71	1.62	–	–	–

The "Expected long-term rate of return on plan assets" is derived for each benefit plan by considering the expected future long-term return assumption for each individual asset class. A single long-term return assumption is then derived for each plan based upon the plan's target asset allocation.

The Company maintains other postretirement benefit plans, which are generally contributory with participants' contributions adjusted annually. The assumptions used were:

December 31,	2014	2013
Health care cost trend rate assumed for next year	8.00%	8.15%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2028	2028

A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2014:

	1-percentage-point	
($ in millions)	Increase	Decrease
Effect on total of service and interest cost	1	(1)
Effect on postretirement benefit obligation	22	(19)

Plan assets

The Company has pension plans in various countries with the majority of the Company's pension liabilities deriving from a limited number of these countries. The pension plans' structures reflect local regulatory environments and market practices.

The pension plans are typically funded by regular contributions from employees and the Company. These plans are typically administered by boards of trustees (which include Company representatives) whose primary responsibilities include ensuring that the plans meet their liabilities through contributions and investment returns. The boards of trustees have the responsibility for making key investment strategy decisions within a risk-controlled framework.

The accumulated contributions are invested in a diversified range of assets that are managed by third-party asset managers, in accordance with local statutory regulations, pension plan rules and the respective plans' investment guidelines, as approved by the boards of trustees.

Plan assets are generally segregated from those of the Company and invested with the aim of meeting the respective plans' projected future pension liabilities. Plan assets are measured at fair value at the balance sheet date.

Note 17
Employee benefits, continued

The boards of trustees manage the assets of the pension plans in a risk-controlled manner and assess the risks embedded in the pension plans through asset/liability management studies. Asset/liability management studies typically take place every three years. However, the risks of the plans are monitored on an ongoing basis.

The board of trustees' investment goal is to maximize the long-term returns of plan assets within specified risk parameters, while considering the future liabilities and liquidity needs of the individual plans. Risk measures taken into account include the funding ratio of the plan, the likelihood of extraordinary cash contributions being required, the risk embedded in each individual asset class, and the plan asset portfolio as a whole.

The Company's global pension asset allocation is the result of the asset allocations of the individual plans, which are set by the respective boards of trustees. The target asset allocation of the Company's plans on a weighted-average basis is as follows:

	Target percentage
Asset class	
Equity	23
Fixed income	57
Real estate	11
Other	9
	100

The actual asset allocations of the plans are in line with the target asset allocations.

Fixed income assets primarily include corporate bonds of companies from diverse industries and government bonds. Equity assets primarily include investments in large-cap and mid-cap listed companies. Both fixed income and equity assets are invested either via funds or directly in segregated investment mandates, and include an allocation to emerging markets. Real estate consists primarily of direct investments in real estate in Switzerland held in the Swiss plans. The "Other" asset class includes investments in private equity, hedge funds, commodities, and cash and reflects a variety of investment strategies.

Based on the above global asset allocation and the fair values of the plan assets, the expected long-term return on assets at December 31, 2014, is 4.58 percent. The Company and the local boards of trustees regularly review the investment performance of the asset classes and individual asset managers. Due to the diversified nature of the investments, the Company is of the opinion that no significant concentration of risks exists in its pension fund assets.

The Company does not expect any plan assets to be returned to the employer during 2015.

At December 31, 2014 and 2013, plan assets include ABB Ltd's shares (as well as an insignificant amount of the Company's debt instruments) with a total value of $15 million and $18 million, respectively.

The fair values of the Company's pension plan assets by asset class are presented below. For further information on the fair value hierarchy and an overview of the Company's valuation techniques applied, see the "Fair value measures" section of Note 2.

December 31, 2014 ($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset class				
Equity				
Equity securities	433	–	–	433
Mutual funds/commingled funds	–	1,821	–	1,821
Emerging market mutual funds/commingled funds	–	487	–	487
Fixed income				
Government and corporate securities	638	1,211	–	1,849
Government and corporate – mutual funds/commingled funds	–	3,521	–	3,521
Emerging market bonds – mutual funds/commingled funds	–	671	–	671
Insurance contracts	–	126	–	126
Cash and short-term investments	274	56	–	330
Private equity	–	–	136	136
Hedge funds	–	–	93	93
Real estate	–	94	842	936
Commodities	–	62	–	62
Total	**1,345**	**8,049**	**1,071**	**10,465**

December 31, 2013 ($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset class				
Equity				
Equity securities	387	–	–	387
Mutual funds/commingled funds	–	2,287	–	2,287
Emerging market mutual funds/commingled funds	–	515	–	515
Fixed income				
Government and corporate securities	586	1,011	–	1,597
Government and corporate – mutual funds/commingled funds	–	3,442	–	3,442
Emerging market bonds – mutual funds/commingled funds	–	645	–	645
Insurance contracts	–	69	–	69
Cash and short-term investments	143	505	–	648
Private equity	–	–	155	155
Hedge funds	–	–	158	158
Real estate	–	82	866	948
Commodities	–	47	32	79
Total	**1,116**	**8,603**	**1,211**	**10,930**

The following table represents the movements of those asset categories whose fair values use significant unobservable inputs (Level 3):

($ in millions)	Private equity	Hedge funds	Real estate	Commodities	Total Level 3
Balance at January 1, 2013	**164**	**153**	**830**	**35**	**1,182**
Return on plan assets					
Assets still held at December 31, 2013	6	28	10	(3)	41
Assets sold during the year	8	(7)	–	–	1
Purchases (sales)	(24)	(19)	4	–	(39)
Transfers into Level 3	–	–	8	–	8
Exchange rate differences	1	3	14	–	18
Balance at December 31, 2013	**155**	**158**	**866**	**32**	**1,211**
Return on plan assets					
Assets still held at December 31, 2014	21	(3)	43	(5)	56
Assets sold during the year	3	8	–	–	11
Purchases (sales)	(39)	(59)	30	–	(68)
Transfers into Level 3	–	–	–	(27)	(27)
Exchange rate differences	(4)	(11)	(97)	–	(112)
Balance at December 31, 2014	**136**	**93**	**842**	**–**	**1,071**

Real estate properties, which are primarily located in Switzerland, are valued under the income approach using the discounted cash flow method, by which the market value of a property is determined as the total of all projected future earnings discounted to the valuation date. The discount rates are determined for each property individually according to the property's location and specific use, and by considering initial yields of comparable market transactions.

Private equity investments include investments in partnerships and related funds. Such investments consist of both publicly-traded and privately-held securities. Publicly-traded securities that are quoted in inactive markets are valued using available quotes and adjusted for liquidity restrictions. Privately-held securities are valued taking into account various factors, such as the most recent financing involving unrelated new investors, earnings multiple analyses using comparable companies and discounted cash flow analyses.

Hedge funds are normally not exchange-traded and the shares of the funds are not redeemed daily. Depending on the fund structure, the fair values are derived through modeling techniques based on the values of the underlying assets adjusted to reflect liquidity and transferability restrictions.

Note 17
Employee benefits, continued

Contributions

Employer contributions were as follows:

($ in millions)	Defined pension benefits 2014	2013	Other postretirement benefits 2014	2013
Total contributions to defined benefit pension and other postretirement benefit plans	308	403	14	15
Of which, discretionary contributions to defined benefit pension plans	75	164	–	–

In 2014, the discretionary contributions included non-cash contributions totaling $25 million of available-for-sale debt securities to certain of the Company's pension plans in the United Kingdom. In 2013, the discretionary contributions included non-cash contributions totaling $160 million of available-for-sale debt securities to certain of the Company's pension plans in Germany and the United Kingdom.

The Company expects to contribute approximately $233 million, including $23 million of discretionary contributions, to its defined benefit pension plans in 2015. These discretionary contributions are expected to be non-cash contributions. The Company expects to contribute approximately $17 million to its other postretirement benefit plans in 2015.

The Company also contributes to a number of defined contribution plans. The aggregate expense for these plans was $236 million, $243 million and $220 million in 2014, 2013 and 2012, respectively. Contributions to multi-employer plans were not significant in 2014, 2013 and 2012.

Estimated future benefit payments

The expected future cash flows to be paid by the Company's plans in respect of pension and other postretirement benefit plans (net of Medicare subsidies) at December 31, 2014, are as follows:

($ in millions)	Defined pension benefits	Other postretirement benefits
2015	644	17
2016	668	17
2017	633	17
2018	627	17
2019	627	17
Years 2020–2024	3,002	83

Note 18
Share-based payment arrangements

The Company has three principal share-based payment plans, as more fully described in the respective sections below. Compensation cost for equity-settled awards is recorded in "Total cost of sales" and in "Selling, general and administrative expenses" and totaled $73 million, $71 million and $60 million in 2014, 2013 and 2012, respectively. Compensation cost for cash-settled awards is recorded in "Selling, general and administrative expenses" and is disclosed in the "WARs", "LTIP" and "Other share-based payments" sections of this note. The total tax benefit recognized in 2014, 2013 and 2012, was not significant.

At December 31, 2014, the Company had the ability to issue up to 94 million new shares out of contingent capital in connection with share-based payment arrangements. In addition, 30 million shares (of the 56 million shares held by the Company in treasury stock at December 31, 2014) could be used to settle share-based payment arrangements (the remaining shares of treasury stock are held for cancellation – see Note 19).

As the primary trading market for the shares of ABB Ltd is the SIX Swiss Exchange, on which the shares are traded in Swiss francs, certain data disclosed below related to the instruments granted under share-based payment arrangements are presented in Swiss francs.

MIP

Under the MIP, the Company offers options and cash-settled WARs (and prior to the 2010 launch offered also physically-settled warrants) to key employees for no consideration.

The warrants and options granted under the MIP allow participants to purchase shares of ABB Ltd at predetermined prices. Participants may sell the warrants and options rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SIX Swiss Exchange, which facilitates pricing and transferability of instruments granted under this plan. The options entitle the holder to request that the third-party bank purchase such options at the market price of equivalent listed warrants related to that MIP launch. If the participant elects to sell the warrants or options, the instruments will thereafter be held by a third party and, consequently, the Company's obligation to deliver shares will be toward this third party. Each WAR gives the participant the right to receive, in cash, the market price of an equivalent listed warrant on the date of exercise of the WAR. The WARs are non-transferable.

Participants may exercise or sell warrants and options and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances such as death or disability. All warrants, options and WARs expire six years from the date of grant.

Note 18
Share-based payment arrangements, continued

Warrants and options

The fair value of each warrant and option is estimated on the date of grant using a lattice model that uses the weighted-average assumptions noted in the table below. Expected volatilities are based on implied volatilities from equivalent listed warrants on ABB Ltd shares. The expected term of the warrants and options granted has been assumed to be the contractual six-year life of each warrant and option, based on the fact that after the vesting period, a participant can elect to sell the warrant or option rather than exercise the right to purchase shares, thereby realizing the time value of the warrants and options. The risk-free rate is based on a six-year Swiss franc interest rate, reflecting the six-year contractual life of the warrants and options. In estimating forfeitures, the Company has used the data from previous comparable MIP launches.

	2014	2013	2012
Expected volatility	18%	21%	27%
Dividend yield	2.88%	2.90%	3.60%
Expected term	6 years	6 years	6 years
Risk-free interest rate	0.24%	0.57%	0.30%

Presented below is a summary of the activity related to warrants and options under the MIP:

	Number of instruments (in millions)	Number of shares (in millions)[1]	Weighted-average exercise price (in Swiss francs)[2]	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)[3]
Outstanding at January 1, 2014	**297.9**	**59.6**	**21.76**		
Granted	79.9	16.0	21.00		
Exercised	(5.5)	(1.1)	15.75		
Forfeited	(4.5)	(0.9)	19.34		
Expired	(25.1)	(5.1)	36.40		
Outstanding at December 31, 2014	**342.7**	**68.5**	**20.64**	**3.6**	**88**
Vested and expected to vest at December 31, 2014	**327.3**	**65.5**	**20.68**	**3.6**	**83**
Exercisable at December 31, 2014	**121.2**	**24.2**	**22.28**	**2.0**	**20**

[1] Information presented reflects the number of shares of ABB Ltd that can be received upon exercise, as warrants and options have a conversion ratio of 5:1.
[2] Information presented reflects the exercise price per share of ABB Ltd.
[3] Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price per share of ABB Ltd.

At December 31, 2014, there was $62 million of total unrecognized compensation cost related to non-vested options granted under the MIP. That cost is expected to be recognized over a weighted-average period of 2.0 years. The weighted-average grant-date fair value (per instrument) of options granted during 2014, 2013 and 2012 was 0.49 Swiss francs, 0.66 Swiss francs and 0.59 Swiss francs, respectively. In 2014 and 2012, the aggregate intrinsic value (on the date of exercise) of instruments exercised was not significant. There were no exercises in 2013.

Presented below is a summary, by launch, related to instruments outstanding at December 31, 2014:

Exercise price (in Swiss francs)[1]	Number of instruments (in millions)	Number of shares (in millions)[2]	Weighted-average remaining contractual term (in years)
19.00	22.8	4.6	0.4
22.50	36.7	7.3	1.4
25.50	43.1	8.6	2.4
15.75	60.9	12.2	3.4
17.50	14.5	2.9	3.4
21.50	85.2	17.0	4.4
21.00	79.5	15.9	5.7
Total number of instruments and shares	**342.7**	**68.5**	**3.6**

[1] Information presented reflects the exercise price per share of ABB Ltd.
[2] Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

WARs

As each WAR gives the holder the right to receive cash equal to the market price of the equivalent listed warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In "Selling, general and administrative expenses", the Company recorded an expense of $26 million in 2013 as a result of changes in both the fair value and vested portion of the outstanding WARs. The amount recorded in 2014 and 2012 was not significant. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. The cash-settled call options are recorded as derivatives measured at fair value (see Note 5), with subsequent changes in fair value recorded through earnings to the

Note 18
Share-based payment arrangements, continued

extent that they offset the change in fair value of the liability for the WARs. In 2014, the Company recorded an expense of $11 million and in 2013 an income of $16 million, in "Selling, general and administrative expenses" related to the cash-settled call options. The amount recorded in 2012 was not significant.

The aggregate fair value of outstanding WARs was $33 million and $56 million at December 31, 2014 and 2013, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SIX Swiss Exchange.

Presented below is a summary of the activity related to WARs:

	Number of WARs (in millions)
Outstanding at January 1, 2014	**67.3**
Granted	10.7
Exercised	(5.9)
Forfeited	(0.7)
Expired	(10.2)
Outstanding at December 31, 2014	**61.2**
Exercisable at December 31, 2014	**18.8**

The aggregate fair value at date of grant of WARs granted in 2014, 2013 and 2012, was $6 million, $13 million and $10 million, respectively. In 2013 and 2012, share-based liabilities of $9 million and $7 million, respectively, were paid upon exercise of WARs by participants. In 2014, the amount paid was not significant.

ESAP

The employee share acquisition plan (ESAP) is an employee stock-option plan with a savings feature. Employees save over a twelve-month period, by way of regular payroll deductions. At the end of the savings period, employees choose whether to exercise their stock options using their savings plus interest to buy ABB Ltd shares (American Depositary Shares (ADS) in the case of employees in the United States and Canada – each ADS representing one registered share of the Company) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in bank accounts held by a third-party trustee on behalf of the participants and earn interest. Employees can withdraw from the ESAP at any time during the savings period and will be entitled to a refund of their accumulated savings.

The fair value of each option is estimated on the date of grant using the same option valuation model as described under the MIP, using the assumptions noted in the table below. The expected term of the option granted has been determined to be the contractual one-year life of each option, at the end of which the options vest and the participants are required to decide whether to exercise their options or have their savings returned with interest. The risk-free rate is based on one-year Swiss franc interest rates, reflecting the one-year contractual life of the options. In estimating forfeitures, the Company has used the data from previous ESAP launches.

	2014	2013	2012
Expected volatility	18%	20%	23%
Dividend yield	3.10%	2.84%	3.45%
Expected term	1 year	1 year	1 year
Risk-free interest rate	0%	0%	0%

Presented below is a summary of activity under the ESAP:

	Number of shares (in millions)[1]	Weighted-average exercise price (in Swiss francs)[2]	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)[2][3]
Outstanding at January 1, 2014	**4.7**	**20.82**		
Granted	3.9	20.97		
Forfeited	(0.2)	20.82		
Exercised[4]	(0.6)	20.82		
Not exercised (savings returned plus interest)	(3.9)	20.82		
Outstanding at December 31, 2014	**3.9**	**20.97**	**0.8**	**0.7**
Vested and expected to vest at December 31, 2014	**3.7**	**20.97**	**0.8**	**0.6**
Exercisable at December 31, 2014	**–**	**–**	**–**	**–**

[1] Includes shares represented by ADS.
[2] Information presented for ADS is based on equivalent Swiss franc denominated awards.
[3] Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price of each option in Swiss francs.
[4] The cash received upon exercise was approximately $12 million and the corresponding tax benefit was not significant. The shares were delivered out of treasury stock.

The exercise prices per ABB Ltd share and per ADS of 20.97 Swiss francs and $21.81, respectively, for the 2014 grant, 22.90 Swiss francs and $25.21, respectively, for the 2013 grant, and 17.08 Swiss francs and $18.30, respectively, for the 2012 grant were determined using the closing price of the ABB Ltd share on SIX Swiss Exchange and ADS on the New York Stock Exchange on the respective grant dates. For the 2013 grant, the exercise price was effectively reduced as for every ten shares bought through exercise of the options one additional free share would be delivered; therefore the effective exercise prices per ABB Ltd share and per ADS were 20.82 Swiss francs and $22.92, respectively. The table above reflects the effective exercise price.

At December 31, 2014, the total unrecognized compensation cost related to non-vested options granted under the ESAP was not significant. The weighted-average grant-date fair value (per option) of options granted during 2014, 2013 and 2012, was 1.19 Swiss francs, 2.79 Swiss francs and 1.29 Swiss francs, respectively. The total intrinsic value (on the date of exercise) of options exercised in 2013 was $24 million, while in 2014 and 2012 it was not significant.

LTIP

The Company has a long-term incentive plan (LTIP) for members of its Executive Committee and selected other senior executives (Eligible Participants), as defined in the terms of the LTIP. The LTIP involves annual conditional grants of the Company's stock to such Eligible Participants that are subject to certain conditions. The 2014, 2013 and 2012 launches under the LTIP are each composed of two components: (i) a performance component (earnings per share performance) and (ii) a retention component.

Under the performance component, the number of shares granted is dependent upon the base salary of the Eligible Participant. For the 2014, 2013 and 2012 LTIP launches, the actual number of shares that will vest at a future date is dependent on (i) the Company's weighted cumulative earnings per share performance over three financial years, beginning with the year of launch, and (ii) the fulfillment of the service condition as defined in the terms and conditions of the LTIP. The cumulative earnings per share performance is weighted as follows: 33 percent of the first year's result, 67 percent of the second year's result and 100 percent of the third year's result. The actual number of shares that ultimately vest will vary depending on the weighted cumulative earnings per share outcome, interpolated between a lower threshold (no shares vest) and an upper threshold (the number of shares vesting is capped at 200 percent of the conditional grant).

Under the retention component of the 2014, 2013 and 2012 LTIP launches, each Eligible Participant was conditionally granted an individually defined maximum number of shares which fully vest at the end of the respective vesting periods (if the participant remains an Eligible Participant until the end of such period).

For the 2014, 2013 and 2012 LTIP launches, under the performance component, an Eligible Participant receives, in cash, 100 percent of the value of the shares that have vested. Under the retention component, an Eligible Participant receives 70 percent of the shares that have vested in the form of shares and 30 percent of the value of the shares that have vested in cash, with the possibility to elect to receive the 30 percent portion also in shares rather than in cash.

Presented below is a summary of activity under the LTIP:

	Number of shares			
	Equity & Cash or choice of 100% Equity Settlement[1] (in millions)	Only Cash Settlement[2] (in millions)	Total (in millions)	Weighted-average grant-date fair value per share (Swiss francs)
Nonvested at January 1, 2014	**1.7**	**1.1**	**2.8**	17.65
Granted	0.6	0.4	**1.0**	20.35
Vested	(0.5)	(0.1)	**(0.6)**	20.85
Expired[3]	–	(0.3)	**(0.3)**	8.76
Forfeited	(0.1)	(0.1)	**(0.2)**	15.71
Nonvested at December 31, 2014	**1.7**	**1.0**	**2.7**	**18.85**

[1] Shares that, subject to vesting, the Eligible Participant can elect to receive 100 percent in the form of shares.
[2] Shares that, subject to vesting, the Eligible Participant can only receive in cash.
[3] Expired as the criteria for the Company's performance condition were not satisfied.

Equity-settled awards are recorded in the "Capital stock and additional paid-in capital" component of stockholders' equity, with compensation cost recorded in "Selling, general and administrative expenses" over the vesting period (which is from grant date to the end of the vesting period) based on the grant-date fair value of the shares. Cash-settled awards are recorded as a liability, remeasured at fair value at each reporting date for the percentage vested, with changes in the liability recorded in "Selling, general and administrative expenses".

At December 31, 2014, there was $12 million of total unrecognized compensation cost related to equity-settled awards under the LTIP. That cost is expected to be recognized over a weighted-average period of 2.1 years. The compensation cost recorded in 2014, 2013 and 2012, for cash-settled awards was not significant.

The aggregate fair value, at the dates of grant, of shares granted in 2014, 2013 and 2012, was approximately $22 million, $22 million and $22 million, respectively. The total grant-date fair value of shares that vested during 2014 was $15 million, while in 2013 and 2012 it was not significant. The weighted-average grant-date fair value (per share) of shares granted during 2014, 2013 and 2012, was 20.35 Swiss francs, 20.92 Swiss francs and 15.21 Swiss francs, respectively.

Note 18
Share-based payment arrangements, continued

For the earnings per share performance component of the 2014, 2013 and 2012 LTIP launches, the aggregate fair value of the conditionally granted shares is based on the market price of the ABB Ltd share at each reporting date and the probable outcome of the earnings per share achievement that would result in the vesting of the highest number of shares, as computed using a Monte Carlo simulation model. The main inputs to this model are the Company's and financial analysts' revenue growth rates and Operational EBITDA margin expectations. For the retention component under the 2014, 2013 and 2012 LTIP launches, the fair value of granted shares for equity-settled awards is the market price of the ABB Ltd share on grant date and the fair value of granted shares for cash-settled awards is the market price of the ABB Ltd share at each reporting date.

Other share-based payments

The Company has other minor share-based payment arrangements with certain employees. The compensation cost related to these arrangements in 2014, 2013 and 2012, was not significant.

Note 19
Stockholders' equity

At both December 31, 2014 and 2013, the Company had 2,819 million authorized shares, of which 2,315 million were registered and issued.

At the Annual General Meeting of Shareholders (AGM) held in April 2014, at the AGM held in April 2013 and at the AGM held in April 2012, shareholders approved the payment of a dividend of 0.70 Swiss francs per share, 0.68 Swiss francs per share and 0.65 Swiss francs per share, respectively, out of the capital contribution reserve in stockholders' equity of the unconsolidated statutory financial statements of ABB Ltd, prepared in accordance with Swiss law. The dividends were paid in May 2014 (amounting to $1,841 million), May 2013 (amounting to $1,667 million) and May 2012 (amounting to $1,626 million), respectively.

In the second quarter of 2014, the Company purchased on the open market an aggregate of 12.0 million of its own shares to be available for delivery under its employee share programs. These transactions resulted in an increase in "Treasury stock" of $282 million.

Furthermore, in September 2014, the Company announced a share buyback program for the purchase of up to $4 billion of its own shares over a period ending no later than September 2016. The Company intends that approximately three quarters of the shares to be purchased will be held for cancellation (after approval from shareholders) and the remainder will be purchased to be available for its employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchange (on which only the Company can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line. As of December 31, 2014, under the announced share buyback program, the Company had purchased 26.0 million shares for cancellation and 6.8 million shares to support its employee share programs. These transactions resulted in an increase in "Treasury stock" of $733 million. Subsequent to December 31, 2014, and up to February 28, 2015, the Company purchased, under the announced share buyback program, an additional 11.8 million shares, for approximately $250 million.

Upon and in connection with each launch of the Company's MIP, the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrant and WAR awards to participants. Under the terms of the agreement with the bank, the call options can only be exercised by the bank to the extent that MIP participants have either sold or exercised their warrants or exercised their WARs. In 2014 and 2012, the bank exercised certain of the call options it held. As a consequence, in 2014 and 2012, the Company delivered 1.3 million and 2.7 million shares, respectively, out of treasury stock. No call options were exercised by the bank in 2013. At December 31, 2014, such call options representing 9.1 million shares and with strike prices ranging from 15.75 to 21.50 Swiss francs (weighted-average strike price of 19.34 Swiss francs) were held by the bank. The call options expire in periods ranging from May 2015 to August 2020. However, only 0.5 million of these instruments, with strike prices ranging from 15.75 to 21.50 Swiss francs (weighted-average strike price of 19.72 Swiss francs), could be exercised at December 31, 2014, under the terms of the agreement with the bank.

In addition to the above, at December 31, 2014, the Company had further outstanding obligations to deliver:
- up to 4.5 million shares relating to the options granted under the 2009 launch of the MIP, with a strike price of 19.00 Swiss francs, vested in May 2012 and expiring in May 2015,
- up to 7.3 million shares relating to the options granted under the 2010 launch of the MIP, with a strike price of 22.50 Swiss francs, vested in May 2013 and expiring in May 2016,
- up to 8.6 million shares relating to the options granted under the 2011 launch of the MIP, with a strike price of 25.50 Swiss francs, vesting in May 2014 and expiring in May 2017,
- up to 15.1 million shares relating to the options granted under the 2012 launches of the MIP, with a weighted-average strike price of 16.09 Swiss francs, vesting in May 2015 and expiring in May 2018,
- up to 17.0 million shares relating to the options granted under the 2013 launch of the MIP, with a strike price of 21.50 Swiss francs, vesting in May 2016 and expiring in May 2019,
- up to 15.9 million shares relating to the options granted under the 2014 launch of the MIP, with a strike price of 21.00 Swiss francs, vesting in August 2017 and expiring in August 2020,
- up to 3.9 million shares relating to the ESAP, vesting and expiring in November 2015,
- up to 1.7 million shares to Eligible Participants under the 2014, 2013 and 2012, launches of the LTIP, vesting and expiring in August 2017, June 2016 and May 2015, respectively, and
- up to 1.1 million shares in connection with certain other share-based payment arrangements with employees.

See Note 18 for a description of the above share-based payment arrangements.

In November 2014, 2013 and 2012, the Company delivered 0.6 million, 3.7 million and 2.3 million shares, respectively, from treasury stock, under the ESAP.

Note 19
Stockholders' equity, continued

Amounts available to be distributed as dividends to the stockholders of ABB Ltd are based on the requirements of Swiss law and ABB Ltd's Articles of Incorporation, and are determined based on amounts presented in the unconsolidated financial statements of ABB Ltd, prepared in accordance with Swiss law. At December 31, 2014, the total unconsolidated stockholders' equity of ABB Ltd was 9,651 million Swiss francs ($9,752 million), including 2,384 million Swiss francs ($2,409 million) representing share capital, 8,446 million Swiss francs ($8,535 million) representing reserves and 1,179 million Swiss francs ($1,192 million) representing a reduction of equity for own shares (treasury stock). Of the reserves, 1,179 million Swiss francs ($1,192 million) relating to own shares and 477 million Swiss francs ($482 million) representing 20 percent of share capital, are restricted and not available for distribution.

In February 2015, the Company announced that a proposal will be put to the 2015 AGM for approval by the shareholders to distribute 0.72 Swiss francs per share to shareholders, comprising of a dividend of 0.55 Swiss francs paid out of ABB Ltd's capital contribution reserves and a distribution of 0.17 Swiss francs by way of a nominal value reduction (reduction in the par value of each share by 0.17 Swiss francs from 1.03 Swiss francs to 0.86 Swiss francs).

Note 20
Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. In 2014, 2013 and 2012, outstanding securities representing a maximum of 59 million, 47 million and 56 million shares, respectively, were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.

Basic earnings per share

($ in millions, except per share data in $)	2014	2013	2012
Amounts attributable to ABB shareholders:			
Income from continuing operations, net of tax	2,570	2,824	2,700
Income (loss) from discontinued operations, net of tax	24	(37)	4
Net income	**2,594**	**2,787**	**2,704**
Weighted-average number of shares outstanding (in millions)	**2,288**	**2,297**	**2,293**
Basic earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.12	1.23	1.18
Income (loss) from discontinued operations, net of tax	0.01	(0.02)	–
Net income	**1.13**	**1.21**	**1.18**

Diluted earnings per share

($ in millions, except per share data in $)	2014	2013	2012
Amounts attributable to ABB shareholders:			
Income from continuing operations, net of tax	2,570	2,824	2,700
Income (loss) from discontinued operations, net of tax	24	(37)	4
Net income	**2,594**	**2,787**	**2,704**
Weighted-average number of shares outstanding (in millions)	2,288	2,297	2,293
Effect of dilutive securities:			
Call options and shares	7	8	2
Dilutive weighted-average number of shares outstanding	**2,295**	**2,305**	**2,295**
Diluted earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.12	1.23	1.18
Income (loss) from discontinued operations, net of tax	0.01	(0.02)	–
Net income	**1.13**	**1.21**	**1.18**

Note 21
Other comprehensive income

The following table includes amounts recorded within "Total other comprehensive income (loss)" including the related income tax effects.

($ in millions)	2014 Before tax	2014 Tax effect	2014 Net of tax	2013 Before tax	2013 Tax effect	2013 Net of tax	2012 Before tax	2012 Tax effect	2012 Net of tax
Foreign currency translation adjustments:									
Net change during the year	(1,691)	11	(1,680)	133	8	141	389	(6)	383
Available-for-sale securities:									
Net unrealized gains (losses) arising during the year	(14)	5	(9)	(4)	–	(4)	5	(2)	3
Reclassification adjustments for net (gains) losses included in net income	21	(6)	15	(14)	1	(13)	1	–	1
Net change during the year	7	(1)	6	(18)	1	(17)	6	(2)	4
Pension and other postretirement plans:									
Prior service (costs) credits arising during the year	(5)	2	(3)	(20)	4	(16)	(42)	6	(36)
Net actuarial gains (losses) arising during the year	(826)	212	(614)	423	(132)	291	(846)	245	(601)
Amortization of prior service cost included in net income	18	(1)	17	25	(2)	23	33	(3)	30
Amortization of net actuarial loss included in net income	99	(20)	79	140	(41)	99	102	(32)	70
Net change during the year	(714)	193	(521)	568	(171)	397	(753)	216	(537)
Cash flow hedge derivatives:									
Net gains (losses) arising during the year	(65)	13	(52)	33	(5)	28	74	(21)	53
Reclassification adjustments for net (gains) losses included in net income	10	(1)	9	(54)	11	(43)	(42)	14	(28)
Net change during the year	(55)	12	(43)	(21)	6	(15)	32	(7)	25
Total other comprehensive income (loss)	(2,453)	215	(2,238)	662	(156)	506	(326)	201	(125)

The following table shows changes in "Accumulated other comprehensive loss" (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other post-retirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)
Other comprehensive (loss) income before reclassifications	141	(4)	275	28	440
Amounts reclassified from OCI	–	(13)	122	(43)	66
Total other comprehensive (loss) income	141	(17)	397	(15)	506
Less:					
Amounts attributable to noncontrolling interests	(8)	–	3	–	(5)
Balance at December 31, 2013	(431)	7	(1,610)	22	(2,012)
Other comprehensive (loss) income before reclassifications	(1,680)	(9)	(617)	(52)	(2,358)
Amounts reclassified from OCI	–	15	96	9	120
Total other comprehensive (loss) income	(1,680)	6	(521)	(43)	(2,238)
Less:					
Amounts attributable to noncontrolling interests	(9)	–	–	–	(9)
Balance at December 31, 2014	(2,102)	13	(2,131)	(21)	(4,241)

Note 21
Other comprehensive income, continued

The following table reflects amounts reclassified out of OCI in respect of Pension and other postretirement plan adjustments and Unrealized gains (losses) of cash flow hedge derivatives:

Details about OCI components, ($ in millions)	Location of (gains) losses reclassified from OCI	2014	2013
Pension and other postretirement plan adjustments:			
Amortization of prior service cost	Net periodic benefit cost[1]	18	25
Amortization of net actuarial losses	Net periodic benefit cost[1]	99	140
Total before tax		**117**	**165**
Tax	Provision for taxes	(21)	(43)
Amounts reclassified from OCI		**96**	**122**
Unrealized gains (losses) of cash flow hedge derivatives:			
Foreign exchange contracts	Total revenues	9	(52)
	Total cost of sales	(8)	1
Commodity contracts	Total cost of sales	3	5
Cash-settled call options	SG&A expenses[2]	6	(8)
Total before tax		**10**	**(54)**
Tax	Provision for taxes	(1)	11
Amounts reclassified from OCI		**9**	**(43)**

[1] These components are included in the computation of net periodic benefit cost (see Note 17).
[2] SG&A expenses represent "Selling, general and administrative expenses".

The amounts reclassified out of OCI in respect of Unrealized gains (losses) on available-for-sale securities were not significant in 2014 and 2013.

Note 22
Restructuring and related expenses
Restructuring-related activities

In 2014, 2013 and 2012, the Company executed minor restructuring-related activities and incurred charges of $235 million, $252 million, and $180 million, respectively, which were mainly recorded in "Total cost of sales".

($ in millions)	2014	2013	2012
Employee severance costs	177	154	92
Estimated contract settlement, loss order and other costs	31	78	72
Inventory and long-lived asset impairments	27	20	16
Total	**235**	**252**	**180**

At December 31, 2014 and 2013, the balance of restructuring and related liabilities is primarily included in "Other provisions".

Note 23
Operating segment and geographic data

The Chief Operating Decision Maker (CODM) is the Company's Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company's operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:
- *Discrete Automation and Motion:* manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.
- *Low Voltage Products:* manufactures and sells products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition, the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.
- *Process Automation:* develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.
- *Power Products:* manufactures and sells a wide range of products across voltage levels, including circuit breakers, switchgear, capacitors, instrument transformers, power, distribution and traction transformers for electrical and other infrastructure utilities, as well as industrial and commercial customers.

Note 23
Operating segment and geographic data, continued

- *Power Systems:* designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties, for power generation, transmission and distribution utilities, other infrastructure utilities, as well as other industrial and commercial enterprises.
- *Corporate and Other:* includes headquarters, central research and development, the Company's real estate activities, Group treasury operations and other minor business activities.

The Company evaluates the profitability of its segments based on Operational EBITDA, which represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company's consolidated Operational EBITDA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITDA, the reconciliations of consolidated Operational EBITDA to income from continuing operations before taxes, as well as depreciation and amortization, and capital expenditures for 2014, 2013 and 2012, as well as total assets at December 31, 2014, 2013 and 2012.

2014 ($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	9,296	846	10,142
Low Voltage Products	7,117	415	7,532
Process Automation	7,745	203	7,948
Power Products	8,782	1,551	10,333
Power Systems	6,686	334	7,020
Corporate and Other	204	1,592	1,796
Intersegment elimination	–	(4,941)	(4,941)
Consolidated	**39,830**	**–**	**39,830**

2013 ($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,909	1,006	9,915
Low Voltage Products	7,338	391	7,729
Process Automation	8,287	210	8,497
Power Products	9,096	1,936	11,032
Power Systems	8,025	350	8,375
Corporate and Other	193	1,583	1,776
Intersegment elimination	–	(5,476)	(5,476)
Consolidated	**41,848**	**–**	**41,848**

2012 ($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,480	925	9,405
Low Voltage Products	6,276	362	6,638
Process Automation	7,946	210	8,156
Power Products	8,987	1,730	10,717
Power Systems	7,575	277	7,852
Corporate and Other	72	1,505	1,577
Intersegment elimination	–	(5,009)	(5,009)
Consolidated	**39,336**	**–**	**39,336**

Note 23
Operating segment and geographic data, continued

($ in millions)	2014	2013	2012
Operational EBITDA:			
Discrete Automation and Motion	1,760	1,783	1,735
Low Voltage Products	1,429	1,468	1,219
Process Automation	1,029	1,096	1,003
Power Products	1,519	1,637	1,585
Power Systems	5	419	290
Corporate and Other and Intersegment elimination	(342)	(328)	(277)
Consolidated Operational EBITDA	**5,400**	**6,075**	**5,555**
Depreciation and amortization	(1,305)	(1,318)	(1,182)
Restructuring and restructuring-related expenses	(235)	(252)	(180)
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	482	(181)	(199)
Foreign exchange/commodity timing differences in income from operations:			
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(223)	60	135
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(42)	14	(28)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	101	(11)	(43)
Income from operations	**4,178**	**4,387**	**4,058**
Interest and dividend income	80	69	73
Interest and other finance expense	(362)	(390)	(293)
Income from continuing operations before taxes	**3,896**	**4,066**	**3,838**

	Depreciation and amortization			Capital expenditure[1]			Total assets[1] at December 31,		
($ in millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Discrete Automation and Motion	309	285	263	192	214	197	10,123	10,931	9,416
Low Voltage Products	301	323	250	184	204	208	7,978	9,389	9,534
Process Automation	88	87	82	49	68	91	4,268	4,537	4,847
Power Products	217	223	209	220	252	259	7,396	7,669	7,701
Power Systems	175	183	174	92	101	194	6,855	7,905	8,083
Corporate and Other	215	217	204	289	267	344	8,258	7,633	9,489
Consolidated	**1,305**	**1,318**	**1,182**	**1,026**	**1,106**	**1,293**	**44,878**	**48,064**	**49,070**

[1] Capital expenditure and Total assets are after intersegment eliminations and therefore reflect third-party activities only.

Geographic information

Geographic information for revenues and long-lived assets was as follows:

	Revenues			Long-lived assets at December 31,	
($ in millions)	2014	2013	2012	2014	2013
Europe	13,674	14,385	14,073	3,460	3,798
The Americas	11,482	12,115	10,699	1,215	1,450
Asia	10,874	11,230	10,750	789	850
Middle East and Africa	3,800	4,118	3,814	188	156
	39,830	**41,848**	**39,336**	**5,652**	**6,254**

Revenues by geography reflect the location of the customer. Approximately 19 percent, 18 percent and 17 percent of the Company's total revenues in 2014, 2013 and 2012, respectively, came from customers in the United States. Approximately 13 percent, 12 percent and 12 percent of the Company's total revenues in 2014, 2013 and 2012, respectively, were generated from customers in China. In 2014, 2013 and 2012, more than 98 percent of the Company's total revenues were generated from customers outside Switzerland.

Long-lived assets represent "Property, plant and equipment, net" and are shown by location of the assets. At December 31, 2014, approximately 16 percent, 16 percent and 15 percent were located in Switzerland, the U.S. and Sweden, respectively. At December 31, 2013, approximately 17 percent, 17 percent and 15 percent of the Company's long-lived assets were located in Switzerland, the U.S. and Sweden, respectively.

The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

Note 24
Compensation

The disclosures required by the Swiss Code of Obligations on compensation to the Board of Directors and Executive Committee are shown in the Compensation report in this Annual Report.

Report of management on internal control over financial reporting

The Board of Directors and management of ABB Ltd and its consolidated subsidiaries ("ABB") are responsible for establishing and maintaining adequate internal control over financial reporting. ABB's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published Consolidated Financial Statements in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with ABB's policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management has concluded that ABB's internal control over financial reporting was effective as of December 31, 2014.

Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of ABB's internal control over financial reporting as of December 31, 2014, which is included on page 167 of this Annual Report.

Ulrich Spiesshofer
Chief Executive Officer

Eric Elzvik
Chief Financial Officer

Zurich, Switzerland
March 5, 2015

Report of the Statutory Auditor on the Consolidated Financial Statements

To the General Meeting of ABB Ltd, Zurich

As statutory auditor, we have audited the consolidated financial statements of ABB Ltd, which are comprised of the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders' equity, and notes thereto (pages 114–164), for each of the three years in the period ended December 31, 2014.

Board of Directors' Responsibility
The Board of Directors is responsible for the preparation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Swiss law, Swiss Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd as of December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in accordance with U.S generally accepted accounting principles and comply with Swiss law.

Report on other legal requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ABB Ltd's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO), and our report dated March 5, 2015 expressed an unqualified opinion on the effectiveness of ABB Ltd's internal control over financial reporting.

Ernst & Young AG

Leslie Clifford
Licensed audit expert
(Auditor in charge)

Robin Errico
Licensed audit expert

Zurich, Switzerland
March 5, 2015

Report of the Group Auditor on internal control over financial reporting

To the Board of Directors and Stockholders of ABB Ltd, Zurich

We have audited ABB Ltd's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). ABB Ltd's Board of Directors and management are responsible for maintaining effective internal control over financial reporting, and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Swiss law, Swiss Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States), the 2014 consolidated financial statements of ABB Ltd and our report dated March 5, 2015, expressed an unqualified opinion thereon.

Ernst & Young AG

Leslie Clifford
Licensed audit expert
(Auditor in charge)

Robin Errico
Licensed audit expert

Zurich, Switzerland
March 5, 2015



ABB Ltd Statutory Financial Statements

Contents

ABB Ltd
Management Report 2014

ABB Ltd is the holding company of the ABB Group, owning directly or indirectly all subsidiaries globally.

The major business activities during 2014 can be summarized as follows:

Share transactions
- share buyback for employee share programs of CHF 390 million
- share buyback for reduction of share capital of CHF 555 million
- share deliveries for employee share programs of CHF 63 million

Loans granted
- Repayment of a loan granted (CHF 900 million) by ABB Asea Brown Boveri Ltd

Dividend payment
- Payment of a dividend from capital contribution reserve of CHF 1,379 million to the external shareholders.

Other information
In 2014, the Company employed on average 18 employees.

Once a year, the Company's Board of directors performs a risk assessment in accordance with the Group's risk management process and discusses appropri-ate actions if necessary.

The Company does not carry out any operational or research and development business.

In 2015, the Company will continue to operate as the holding company of the ABB Group. No change of business is expected.

March 5, 2015

Financial Statements of ABB Ltd, Zurich

Income Statement

Year ended December 31 (CHF in thousands)	Note	2014	2013
Dividend income		600,000	600,000
Finance income		27,216	35,914
Other operating income	9	43,734	39,660
Revaluation gain on own shares	10	–	42,887
Finance expense		(34,175)	(32,062)
Personnel expenses		(40,479)	(50,608)
Other operating expenses		(25,592)	(25,946)
Net income before taxes		**570,704**	**609,845**
Income taxes		(597)	(2,792)
Net income		**570,107**	**607,053**

Balance Sheet

December 31 (CHF in thousands)	Note	2014	2013
Cash		1,012	853
Cash deposit with ABB Group Treasury Operations	2	1,891,494	2,697,167
Non-trade receivables		944	559
Non-trade receivables – Group		7,687	7,630
Accrued income and prepaid expenses		2,100	1,600
Accrued income and prepaid expenses – Group		3,100	3,338
Total current assets		**1,906,337**	**2,711,147**
Long-term loans – Group	3	–	900,000
Participation	4	8,973,229	8,973,229
Other long-term assets		7,481	9,474
Total non-current assets		**8,980,710**	**9,882,703**
Total assets		**10,887,047**	**12,593,850**
Non-trade payables		10,717	5,092
Non-trade payables – Group		738	1,270
Deferred income and accrued expenses		23,734	46,460
Deferred income and accrued expenses – Group		1,233	1,297
Total current liabilities		**36,422**	**54,119**
Interest-bearing liabilities	6	1,199,562	1,199,299
Total non-current liabilities		**1,199,562**	**1,199,299**
Total liabilities		**1,235,984**	**1,253,418**
Share capital	8	2,384,186	2,384,186
Legal reserves			
Legal reserves from capital contribution	8	1,263,005	2,641,522
Legal reserves from retained earnings	8	1,000,000	1,000,000
Free reserves			
Other reserves*	8	535,171	533,396
Retained earnings	8	5,077,751	4,470,698
Net income		570,107	607,053
Own shares*	8	(1,179,157)	(296,423)
Total stockholders' equity		**9,651,063**	**11,340,432**
Total liabilities and stockholders' equity		**10,887,047**	**12,593,850**

Certain prior-year amounts have been reclassified to conform to current year's presentation and have been marked with an asterisk (*).

Cash Flow Statement

Year ended December 31 (CHF in thousands)	Note	2014	2013
Operating activities			
Net income		570,107	607,053
Adjustments to reconcile net income to net cash provided by operating activities			
Reversal of revaluation gain on own shares		–	(42,887)
Reversal of amortization other assets		1,993	1,975
Change in valuation of bonds		263	259
Changes in operating assets and liabilities			
Receivables		(704)	8,288
Current liabilities		(17,697)	3,768
Net cash provided by operating activities		**553,962**	**578,456**
Investing activities			
Repayment of loans granted to group companies	3	900,000	–
Net cash provided by investing activities		**900,000**	**–**
Financing activities			
Purchase of own shares	8	(945,303)	–
Delivery of own shares	8	64,344	98,851
Dividends paid	8	(1,378,517)	(1,327,353)
Net cash used in financing activities		**(2,259,476)**	**(1,228,502)**
Net change in cash and equivalents		**(805,514)**	**(650,046)**
Cash and equivalents, opening balance		2,698,020	3,348,066
Cash and equivalents, closing balance		**1,892,506**	**2,698,020**

Notes to Financial Statements

Note 1
General

ABB Ltd, Zurich, Switzerland (the Company) is the parent company of the ABB Group. Its unconsolidated financial statements are prepared in accordance with Swiss law and serve as complementary information to the consolidated financial statements.

The financial statements have been prepared in accordance with Article 957 et seqq. of Title 32 of the new Swiss Code of Obligations, which is effective as of January 1, 2013, with a transition period of 3 years.

Certain prior-year amounts have been reclassified to conform to the current year's presentation and have been marked with an asterisk (*). These primary relate to the changes due to the new Swiss Code of Obligations.

Group companies are all companies in which the Company, directly or indirectly, has more than 50% of the voting rights or over which it exerts a decisive influence. A Group company is fully consolidated.

Note 2
Cash deposit with ABB Group Treasury Operations

The Company deposits available cash in Swiss francs with Group Treasury Operations. The deposits were stated at the lower of cost or fair value.

Note 3
Loans – Group

December 31 (CHF in thousands)	**2014**	**2013**
Long-term loans – Group	–	900,000

The Company maintained an agreement to provide interest – bearing loans to ABB Asea Brown Boveri Ltd, Zurich, Switzerland. These loans were stated at the lower of cost or fair value and the outstanding amount was repaid in December 2014.

Note 4
Participation

December 31, 2014 and 2013

Company name	Purpose	Domicile	Share capital	Ownership and voting rights
ABB Asea Brown Boveri Ltd	Holding	CH-Zurich	CHF 2,768,000,000	100%

The participation is valued at the lower of cost or fair value, using generally accepted valuation principles.

Note 5
Indirect Participations

The following tables set forth, as of December 31, 2014 and 2013, the name, country of incorporation, ownership and voting rights, as well as share capital, of the significant indirect subsidiaries of the Company.

December 31, 2014

Company name/location	Country	ABB ownership and voting rights %	Share capital in thousands	Footnote	Currency
ABB S.A., Buenos Aires	Argentina	100.00	278,860		ARS
ABB Australia Pty Limited, Moorebank, NSW	Australia	100.00	131,218		AUD
ABB AG, Vienna	Austria	100.00	15,000		EUR
ABB N.V., Zaventem	Belgium	100.00	13,290		EUR
ABB Ltda., Osasco	Brazil	100.00	590,314		BRL
ABB Bulgaria EOOD, Sofia	Bulgaria	100.00	65,110		BGN
ABB Inc., Saint-Laurent, Quebec	Canada	100.00	–	(1)	CAD
Thomas & Betts Limited, Saint-Jean-sur-Richelieu, Quebec	Canada	100.00	–	(1)	CAD
ABB (China) Ltd., Beijing	China	100.00	310,000		USD
ABB Ltda., Bogotá	Colombia	100.00	486,440		COP
ABB Ltd., Zagreb	Croatia	100.00	2,730		HRK
ABB s.r.o., Prague	Czech Republic	100.00	400,000		CZK
ABB A/S, Skovlunde	Denmark	100.00	100,000		DKK
ABB Ecuador S.A., Quito	Ecuador	96.87	325		USD
Asea Brown Boveri S.A.E., Cairo	Egypt	100.00	116,000		USD
ABB AS, Jüri	Estonia	100.00	1,663		EUR
ABB Oy, Helsinki	Finland	100.00	10,003		EUR
ABB S.A., Cergy Pontoise	France	100.00	45,921		EUR
ABB AG, Mannheim	Germany	100.00	167,500		EUR
ABB Automation GmbH, Mannheim	Germany	100.00	15,000		EUR
ABB Automation Products GmbH, Ladenburg	Germany	100.00	10,620		EUR
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	Germany	100.00	61,355		EUR
ABB Stotz-Kontakt GmbH, Heidelberg	Germany	100.00	7,500		EUR
Busch-Jaeger Elektro GmbH, Lüdenscheid	Germany	100.00	1,535		EUR
Asea Brown Boveri S.A., Metamorphossis Attica	Greece	100.00	1,721		EUR
ABB (Hong Kong) Ltd., Hong Kong	Hong Kong	100.00	20,000		HKD
ABB Engineering Trading and Service Ltd., Budapest	Hungary	100.00	444,090		HUF
ABB India Limited, Bangalore	India	75.00	423,817		INR
ABB Limited, Dublin	Ireland	100.00	635		EUR
ABB Technologies Ltd., Haifa	Israel	99.99	420		ILS
ABB S.p.A., Milan	Italy	100.00	107,000		EUR
Power-One Italy S.p.A. Terranuova Bracciolini	Italy	100.00	22,000		EUR
ABB K.K., Tokyo	Japan	100.00	1,000,000		JPY
ABB Ltd., Seoul	Korea, Republic of	100.00	18,670,000		KRW
ABB Holdings Sdn. Bhd., Subang Jaya	Malaysia	100.00	4,490		MYR
Asea Brown Boveri S.A. de C.V., San Luis Potosi SLP	Mexico	100.00	667,686		MXN
ABB B.V., Rotterdam	Netherlands	100.00	9,200		EUR
ABB Capital B.V., Rotterdam	Netherlands	100.00	9,080		EUR
ABB Finance B.V., Rotterdam	Netherlands	100.00	20		EUR
ABB Holdings B.V., Rotterdam	Netherlands	100.00	119		EUR
ABB Investments B.V., Rotterdam	Netherlands	100.00	100		EUR
ABB Limited, Auckland	New Zealand	100.00	34,000		NZD
ABB Holding AS, Billingstad	Norway	100.00	240,000		NOK
ABB S.A., Lima	Peru	98.18	29,116		PEN
ABB, Inc., Paranaque, Metro Manila	Philippines	100.00	123,180		PHP
ABB Sp. z o.o., Warsaw	Poland	99.92	350,656		PLN
ABB (Asea Brown Boveri), S.A., Oeiras	Portugal	100.00	4,117		EUR
ABB Ltd., Moscow	Russian Federation	100.00	5,686		RUB
ABB Contracting Company Ltd., Riyadh	Saudi Arabia	65.00	40,000		SAR
ABB Holdings Pte. Ltd., Singapore	Singapore	100.00	32,797		SGD
ABB Holdings (Pty) Ltd., Longmeadow	South Africa	100.00	4,050		ZAR
Asea Brown Boveri S.A., Madrid	Spain	100.00	33,318		EUR
ABB AB, Västerås	Sweden	100.00	400,000		SEK
ABB Norden Holding AB, Västerås	Sweden	100.00	2,344,783		SEK
ABB Schweiz AG, Baden	Switzerland	100.00	55,000		CHF

Note 5
Indirect Participations, continued

Company name/location	Country	ABB ownership and voting rights %	Share capital in thousands	Footnote	Currency
December 31, 2014					
ABB Technology Ltd., Zurich	Switzerland	100.00	100		CHF
ABB LIMITED, Bangkok	Thailand	100.00	1,034,000		THB
ABB Elektrik Sanayi A.S., Istanbul	Turkey	99.95	13,410		TRY
ABB Ltd., Kiev	Ukraine	100.00	85,400		UAH
ABB Industries (L.L.C.), Dubai	United Arab Emirates	49.00	5,000	(2)	AED
ABB Holdings Limited, Warrington	United Kingdom	100.00	226,014		GBP
ABB Limited, Warrington	United Kingdom	100.00	120,000		GBP
ABB Holdings Inc., Cary, NC	United States	100.00	2		USD
ABB Inc., Cary, NC	United States	100.00	1		USD
Baldor Electric Company, Fort Smith, AR	United States	100.00	–		USD
Kuhlman Electric Corporation, Crystal Springs, MS	United States	100.00	–		USD
Power-One, Inc., Delaware	United States	100.00	–		USD
Thomas & Betts Corporation, Knoxville, TN	United States	100.00	1		USD

(1) Shares without par value
(2) Company consolidated as ABB exercises full management control

Company name/location	Country	ABB ownership and voting rights %	Share capital in thousands	Footnote	Currency
December 31, 2013					
ABB S.A., Buenos Aires	Argentina	100.00	56,772		ARS
ABB Australia Pty Limited, Sydney	Australia	100.00	122,436		AUD
ABB AG, Vienna	Austria	100.00	15,000		EUR
ABB N.V., Zaventem	Belgium	100.00	13,290		EUR
ABB Ltda., Osasco	Brazil	100.00	267,748		BRL
ABB Bulgaria EOOD, Sofia	Bulgaria	100.00	20,110		BGN
ABB Inc., St. Laurent, Quebec	Canada	100.00	–	(1)	CAD
Thomas & Betts Limited, Saint-Jean-sur-Richelieu, Quebec	Canada	100.00	–	(1)	CAD
ABB (China) Ltd., Beijing	China	100.00	310,000		USD
Asea Brown Boveri Ltda., Bogotá	Colombia	100.00	486,440		COP
ABB Ltd., Zagreb	Croatia	100.00	2,730		HRK
ABB s.r.o., Prague	Czech Republic	100.00	400,000		CZK
ABB A/S, Skovlunde	Denmark	100.00	100,000		DKK
ABB Ecuador S.A., Quito	Ecuador	96.87	325		USD
Asea Brown Boveri S.A.E., Cairo	Egypt	100.00	116,000		USD
ABB AS, Jüri	Estonia	100.00	1,663		EUR
ABB Oy, Helsinki	Finland	100.00	10,003		EUR
ABB S.A., Les Ulis	France	100.00	45,921		EUR
ABB AG, Mannheim	Germany	100.00	167,500		EUR
ABB Automation GmbH, Mannheim	Germany	100.00	15,000		EUR
ABB Automation Products GmbH, Ladenburg	Germany	100.00	10,620		EUR
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	Germany	100.00	61,355		EUR
ABB Stotz-Kontakt GmbH, Heidelberg	Germany	100.00	7,500		EUR
Busch-Jaeger Elektro GmbH, Mannheim/Lüdenscheid	Germany	100.00	1,535		EUR
Asea Brown Boveri S.A., Metamorphossis Attica	Greece	100.00	1,721		EUR
ABB (Hong Kong) Ltd., Hong Kong	Hong Kong	100.00	20,000		HKD
ABB Engineering Trading and Service Ltd., Budapest	Hungary	100.00	444,090		HUF
ABB India Limited, Bangalore	India	75.00	423,817		INR
ABB Ltd, Dublin	Ireland	100.00	635		EUR
ABB Technologies Ltd., Tirat Carmel	Israel	99.99	420		ILS
ABB S.p.A., Milan	Italy	100.00	107,000		EUR
Power-One Italy S.p.A. Terranuova Bracciolini	Italy	100.00	22,000		EUR
ABB K.K., Tokyo	Japan	100.00	1,000,000		JPY
ABB Ltd., Seoul	Korea, Republic of	100.00	18,670,000		KRW
ABB Holdings Sdn. Bhd., Subang Jaya	Malaysia	100.00	4,490		MYR

Note 5
Indirect Participations, continued

December 31, 2013 Company name/location	Country	ABB ownership and voting rights %	Share capital in thousands	Footnote	Currency
Asea Brown Boveri S.A. de C.V., San Luis Potosi S.L.P	Mexico	100.00	667,686		MXN
ABB B.V., Rotterdam	Netherlands	100.00	9,200		EUR
ABB Capital B.V., Rotterdam	Netherlands	100.00	9,080		EUR
ABB Finance B.V., Amsterdam	Netherlands	100.00	20		EUR
ABB Holdings B.V., Amsterdam	Netherlands	100.00	119		EUR
ABB Investments B.V., Amsterdam	Netherlands	100.00	100		EUR
ABB Limited, Auckland	New Zealand	100.00	34,000		NZD
ABB Holding AS, Billingstad	Norway	100.00	240,000		NOK
ABB S.A., Lima	Peru	98.18	29,119		PEN
ABB, Inc., Paranaque, Metro Manila	Philippines	100.00	123,180		PHP
ABB Sp. z o.o., Warsaw	Poland	99.89	260,644		PLN
ABB (Asea Brown Boveri), S.A., Paco de Arcos	Portugal	100.00	4,117		EUR
ABB Ltd., Moscow	Russian Federation	100.00	941		RUB
ABB Contracting Company Ltd., Riyadh	Saudi Arabia	65.00	40,000		SAR
ABB Holdings Pte. Ltd., Singapore	Singapore	100.00	32,797		SGD
ABB Holdings (Pty) Ltd., Longmeadow	South Africa	80.00	4,050		ZAR
Asea Brown Boveri S.A., Madrid	Spain	100.00	33,318		EUR
ABB AB, Västerås	Sweden	100.00	400,000		SEK
ABB Norden Holding AB, Västerås	Sweden	100.00	2,344,783		SEK
ABB Schweiz AG, Baden	Switzerland	100.00	55,000		CHF
ABB Technology Ltd., Zurich	Switzerland	100.00	100		CHF
ABB LIMITED, Bangkok	Thailand	100.00	1,034,000		THB
ABB Elektrik Sanayi A.S., Istanbul	Turkey	99.95	13,410		TRY
ABB Ltd., Kiev	Ukraine	100.00	85,400		UAH
ABB Industries (L.L.C.), Dubai	United Arab Emirates	49.00	5,000	(2)	AED
ABB Holdings Limited, Warrington	United Kingdom	100.00	203,014		GBP
ABB Limited, Warrington	United Kingdom	100.00	60,000		GBP
ABB Holdings Inc., Cary, NC	United States	100.00	2		USD
ABB Inc., Cary, NC	United States	100.00	1		USD
Baldor Electric Company, Fort Smith, AR	United States	100.00	–		USD
Kuhlman Electric Corporation, Crystal Springs, MS	United States	100.00	–		USD
Power-One, Inc., Delaware	United States	100.00	–		USD
Thomas & Betts Corporation, Knoxville, TN	United States	100.00	–		USD

(1) Shares without par value
(2) Company consolidated as ABB exercises full management control

Note 6
Interest-bearing liabilities

December 31 (CHF in thousands)		2014	2013
Bond 2011–2016 1.25% coupon	nominal value	500,000	500,000
	discount on issuance	(507)	(787)
Bond 2012–2018 1.5% coupon	nominal value	350,000	350,000
Bond 2011–2021 2.25% coupon	nominal value	350,000	350,000
	premium on issuance	69	86
Total		**1,199,562**	**1,199,299**

The 1.25% Bonds, due 2016, the 2.25% Bonds, due 2021 and the 1.5% Bonds, due 2018, pay interest annually in arrears, at fixed annual rates of 1.25 percent, 2.25 percent and 1.5 percent, respectively. The Company has the option to redeem the bonds prior to maturity, in whole, at par plus accrued interest, if 85% of the aggregate principle amount of the bonds has been redeemed or purchased and cancelled.

Note 6
Interest-bearing liabilities, continued

The bonds, issued prior to January 1, 2013, are stated at their nominal value less any discount or plus any premium on issuance. Bonds are accreted/amortized to par over the period to maturity.

The Company has, through Group Treasury Operations, entered into interest rate swaps with banks to effectively convert the bonds maturing 2016 and 2021 into floating rate obligations.

Note 7
Contingent liabilities

The Company has issued a support letter to a surety institution for the issuance of surety bonds on behalf of group companies. The amount issued under this letter was CHF 742,200 thousand as of December 31, 2014 (CHF 667,425 thousand as of December 31, 2013).

Furthermore, the Company has Keep-well agreements with certain group companies. A Keep-well agreement is a shareholder agreement between the Company and a group company. These agreements provide for maintenance of a minimum net worth in the group company and the maintenance of 100 percent direct or indirect ownership by the Company.

The Keep-well agreements additionally provide that if at any time the group company has insufficient liquid assets to meet any payment obligation on its debt (as defined in the agreements) and has insufficient unused commitments under its credit facilities with its lenders, the Company will make available to the group company sufficient funds to enable it to fulfill such payment obligation as it falls due. A Keep-well agreement is not a guarantee by the Company for payment of the indebtedness, or any other obligation, of a group company. No party external to the ABB Group is a party to any of these Keep-well agreements.

In addition, the Company has provided certain guarantees securing the performance of Group companies in connection with commercial paper programs, indentures or other debt instruments to enable them to fulfill the payment obligation under such instruments as they fall due. The amount guaranteed under these instruments was CHF 5,904,174 thousand as of December 31, 2014 (CHF 5,499,517 thousand as of December 31, 2013).

Furthermore, the Company is the guarantor in the Group's $2 billion multicurrency revolving credit facility, maturing in 2019 but no amounts were outstanding at December 31, 2014 and 2013.

The Company through certain of its direct and indirect subsidiaries is involved in various regulatory and legal matters. The Company's direct and indirect subsidiaries have made certain related accruals as further described in "Note 15 Commitments and contingencies" to the Consolidated Financial Statements of ABB Ltd. There could be material adverse outcomes beyond the accrued liabilities.

The Company is part of a value added tax group and therefore is jointly liable to the Swiss Federal Tax Department for the value added tax liabilities of the other members.

Note 8
Stockholders' equity

The below table shows the changes to the opening balance of equity as of January 1, 2014, applying the new Swiss Code of Obligations:

		Legal reserves				Free reserves				
(CHF in thousands)	Share capital	Ordinary reserves	from capital contribution	from retained earnings	Reserve for own shares	Other reserves	from retained earnings	Net income	Own shares	Total
Closing balance as of December 31, 2013, Swiss Code of Obligations	**2,384,186**	**1,000,000**	**2,641,522**		**296,423**	**236,973**	**4,470,698**	**607,053**		**11,636,855**
Reclassification		(1,000,000)		1,000,000						–
Transfer					(296,423)	296,423				–
Reclassification of own shares									(296,423)	(296,423)
Opening balance as of January 1, 2014, Article 957 of new Swiss Code of Obligations	**2,384,186**	**–**	**2,641,522**	**1,000,000**	**–**	**533,396**	**4,470,698**	**607,053**	**(296,423)**	**11,340,432**

Note 8
Stockholders' equity, continued

(CHF in thousands)	Share capital	Legal reserves: from capital contribution	Legal reserves: from retained earnings	Free reserves: Other reserves*	Free reserves: from retained earnings	Free reserves: Net income	Own shares*	Total
Opening balance as of January 1, 2014	**2,384,186**	**2,641,522**	**1,000,000**	**533,396**	**4,470,698**	**607,053**	**(296,423)**	**11,340,432**
Allocation to retained earnings					607,053	(607,053)		–
Release to other reserves		(1,378,517)		1,378,517				–
Dividend payment				(1,378,517)				(1,378,517)
Purchases of own shares							(945,303)	(945,303)
Delivery of own shares							62,569	62,569
Gain on transfer of own shares				1,775				1,775
Net income for the year						570,107		570,107
Closing balance as of December 31, 2014	**2,384,186**	**1,263,005**	**1,000,000**	**535,171**	**5,077,751**	**570,107**	**(1,179,157)**	**9,651,063**

Certain prior-year amounts have been reclassified to conform to the current year's presentation and have been marked with an asterisk (*).

As a result of the Swiss corporate tax reform II that became effective on January 1, 2011, qualifying contributions from the shareholders exceeding the nominal share capital can be distributed without deduction of Swiss withholding tax. Accordingly, such contributions have been recorded in a specific account (Capital contribution reserve) within the legal reserves in order to benefit from the favorable tax treatment.

Share capital as of December 31, 2014 and 2013	Number of registered shares	Par value (CHF)	Total (CHF in thousands)
Issued shares	2,314,743,264	1.03	2,384,186
Contingent shares	304,038,800	1.03	313,160
Authorized shares	200,000,000	1.03	206,000

The balance for own shares of CHF 296,423 thousand has been reclassified from assets to equity. In addition, the related reserve for own shares has been transferred to, and is included in, the opening balance of other reserves. The own shares are valued at acquisition cost and gains from the delivery of own shares of CHF 1,775 thousand are recorded in other reserves.

During 2014, a bank holding call options related to ABB Group's management incentive plan (MIP) exercised a portion of these options. Such options had been issued in 2012 by the group company that facilitates the MIP at fair value and had a strike price of CHF 15.75. At issuance, the group company had entered into an intercompany option agreement with the Company, having the same terms and conditions to enable it to meet its future obligations. As a result of the exercise by the bank, the Company issued 1,315,400 shares at CHF 15.75 out of own shares. During 2013, no call options related to ABB Group's MIP, were exercised.

The ABB Group has an annual employee share acquisition plan (ESAP) which provides share options to employees globally. To enable the group company that facilitates the ESAP to deliver shares to employees who have exercised their stock options, the group company entered into an agreement with the Company to acquire the required number of shares at their then market value from the Company. Consequently in November 2014 and 2013, the Company issued, out of own shares, to the group company, 555,161 and 3,734,428 shares at CHF 21.52 and CHF 23.10, respectively.

In 2014 and 2013, the Company transferred 1,109,760 and 965,601 own shares at an average acquisitions price per share of CHF 20.99 and CHF 21.03 to fulfill its obligations under other share-based arrangements.

On September 9, 2014, the Company announced a share buyback program of up to USD 4 billion which commenced on September 16, 2014. The company intends to allocate approximately three-quarters of the buyback program to a reduction of share capital and the remainder to support its employee share programs globally.

Note 8
Stockholders' equity, continued

The movement in the number of own shares during the year was as follows:

	2014		2013	
	number of shares	average acquisition price per share CHF	number of shares	average acquisition price per share CHF
Opening balance as of January 1	**14,093,960**	**21.03**	**18,793,989**	**21.03**
Purchases for employee share programs	18,750,000	20.82	–	
Purchases for cancellation	25,980,000	21.36	–	
Delivery	(2,980,321)	20.99	(4,700,029)	21.03
Closing balance as of December 31	**55,843,639**	**21.12**	**14,093,960**	**21.03**
Thereof pledged	8,978,986		7,173,989	

Note 9
Other operating income

This position includes mainly outgoing charges for division management services and guarantee compensation fees to Group companies.

Note 10
Revaluation gain on own shares

As a consequence of the increase in their fair value, the own shares were revalued at December 31, 2013, according to the previous Swiss Code of Obligations to CHF 21.03 from CHF 18.75 per share, resulting in a write-up of CHF 42,887 thousand in 2013. According to the new Swiss Code of Obligations, the own shares are recorded at cost.

Note 11
Significant shareholders

Investor AB, Sweden, held 199,965,142 and 186,580,142 ABB Ltd shares as of December 31, 2014 and 2013, respectively. These holdings represent 8.6 percent and 8.1 percent of ABB Ltd's total share capital and voting rights as registered in the Commercial Register on December 31, 2014 and 2013, respectively.

Pursuant to its disclosure notice, BlackRock, Inc., USA, disclosed that, as per July 25, 2011, it, together with its direct and indirect subsidiaries, held 69,702,100 ABB Ltd shares. These holdings correspond to 3.0 percent of ABB Ltd's total share capital and voting rights as registered in the Commercial Register on December 31, 2014 and 2013, respectively.

To the best of the Company's knowledge, no other shareholder holds 3 percent or more of the total share capital and voting rights on December 31, 2014 and 2013, respectively.

Note 12
Shareholdings of Board and Executive Committee

At December 31, 2014 and 2013, the members of the Board of directors as of that date, held the following numbers of shares (or ADSs representing such shares):

	Total number of shares held at December 31	
Name	**2014**	**2013**
Hubertus von Grünberg	253,264	212,725
Roger Agnelli	170,671	165,533
Matti Alahuhta[1]	17,912	–
Louis R. Hughes	72,742	70,425
Hans Ulrich Märki[2]	–	428,176
Michel de Rosen	139,602	133,870
Michael Treschow	108,787	102,782
Jacob Wallenberg[3]	185,708	180,158
Ying Yeh	18,970	13,843
Total	**967,656**	**1,307,512**

[1] Matti Alahuhta was elected to the Board at the AGM in April 2014.
[2] Hans Ulrich Märki left the Board at the end of the 2013–2014 term of office.
[3] Share amounts provided in the section do not include the shares beneficially owned by Investor AB, of which Mr Wallenberg is chairman.

Note 12
Share-based compensation, continued

At December 31, 2014, the members of the Executive Committee, as of that date, held the following number of shares (or ADSs representing such shares), the conditional rights to receive ABB shares under the LTIP and options (either vested or unvested as indicated) under the MIP and unvested shares in respect of other compensation arrangements.

		Vested at Dec. 31, 2014	Unvested at December 31, 2014					
Name	Total number of shares held	Number of vested options held under the MIP[1]	Number of unvested options held under the MIP[1]	Retention shares deliverable under the 2012 retention component of the LTIP[2]	Retention shares deliverable under the 2013 retention component of the LTIP[2]	Retention shares deliverable under the 2014 retention component of the LTIP[2]	Replacement share grant for foregone benefits from former employer[3]	Special retention share grant[3]
			(vesting 2015)	(vesting 2015)	(vesting 2016)	(vesting 2017)	(vesting 2016 and 2018)	(vesting 2015)
Ulrich Spiesshofer	241,943	–	–	67,293	78,395	93,846	–	–
Eric Elzvik	23,768	422,625	287,500	–	27,071	30,549	–	–
Jean-Christophe Deslarzes	–	–	–	–	27,071	30,549	144,802	–
Diane de Saint Victor	286,773	–	–	38,673	31,848	35,940	–	150,000
Frank Duggan	97,607	212,500	–	35,289	25,632	27,548	–	–
Greg Scheu[4]	63,137	221,375	–	29,664	24,830	26,159	–	–
Pekka Tiitinen	8,000	422,625	–	12,041	22,294	25,158	–	–
Tarak Mehta	91,275	–	–	35,289	25,632	34,677	–	–
Veli-Matti Reinikkala	176,119	–	–	37,223	9,810	27,674	–	–
Bernhard Jucker	235,702	–	–	45,924	37,033	40,750	–	–
Claudio Facchin	9,903	–	–	17,598	22,294	31,083	–	–
Total Executive Committee members as of December 31, 2014	**1,234,227**	**1,279,125**	**287,500**	**318,994**	**331,910**	**403,933**	**144,802**	**150,000**

[1] Options may be sold or exercised/converted into shares at the ratio of 5 options for 1 share.
[2] The LTIP foresees delivering 30 percent of the value of the vested retention shares in cash. However, participants have the possibility to elect to receive 100 percent of the vested award in shares.
[3] The Replacement share grant and the Special retention share grant foresee delivering 30 percent of the value of the vested shares in cash. However, under both awards participants have the possibility to elect to receive 100 percent of the vested award in shares.
[4] Total number of shares held includes 32 shares held by children.

Note 12
Share-based compensation, continued

At December 31, 2013, the members of the Executive Committee, as of that date, held the following number of shares (or ADSs representing such shares), the conditional rights to receive ABB shares under the LTIP, options and/or warrants (either vested or unvested as indicated) under the MIP and unvested shares in respect of other compensation arrangements.

		Vested at Dec. 31, 2013	Unvested at December 31, 2013							
Name	Total number of shares held	Number of vested options and warrants held under the MIP[1]	Number of unvested options held under the MIP[1]	Number of unvested options held under the MIP[1]	Retention shares deliverable under the 2011 retention component of the LTIP[2]	Retention shares deliverable under the 2012 retention component of the LTIP[2]	Retention shares deliverable under the 2013 retention component of the LTIP[2]	Shares deliverable under the one-time 2012 AIEP[2]	Replacement share grant for foregone benefits from former employer[3]	Special retention share grant[3]
			(vesting 2014)	(vesting 2015)	(vesting 2014)	(vesting 2015)	(vesting 2016)	(vesting 2014)	(vesting 2016 and 2018)	(vesting 2015)
Ulrich Spiesshofer (appointed CEO as of September 15, 2013)	148,179	–	–	–	31,104	67,293	78,395	72,603	–	–
Eric Elzvik (joined the EC on February 1, 2013)	23,284	201,250	221,375	287,500	–	–	27,071	–	–	–
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	–	–	–	–	–	–	27,071	–	144,802	–
Diane de Saint Victor	201,707	–	–	–	26,359	38,673	31,848	66,380	–	150,000
Frank Duggan	26,389	422,215	–	–	21,326	35,289	25,632	62,232	–	–
Greg Scheu[4]	7,974	201,250	221,375	–	–	29,664	24,830	56,008	–	–
Pekka Tiitinen (joined the EC on September 15, 2013)	5,500	603,750	221,375	–	–	12,041	22,294	–	–	–
Tarak Mehta	24,670	–	–	–	24,211	35,289	25,632	60,572	–	–
Veli-Matti Reinikkala	137,388	–	–	–	18,517	37,223	9,810	63,891	–	–
Bernhard Jucker	154,050	–	–	–	27,753	45,924	37,033	78,827	–	–
Claudio Facchin (joined the EC on December 1, 2013)	1,883	–	–	–	11,458	17,598	22,294	–	–	–
Total Executive Committee members as of December 31, 2013	**731,024**	**1,428,465**	**664,125**	**287,500**	**160,728**	**318,994**	**331,910**	**460,513**	**144,802**	**150,000**

[1] Warrants and options may be sold or exercised/converted into shares at the ratio of 5 warrants/options for 1 share.
[2] The LTIP foresees delivering 30 percent of the value of the vested retention shares in cash, while the Acquisition Integration Execution Plan (AIEP) foresees delivering 30 percent of the value of the vested shares in cash. However, under both plans participants have the possibility to elect to receive 100 percent of the vested award in shares.
[3] The Replacement share grant and the Special retention share grant foresee delivering 30 percent of the value of the vested shares in cash. However, under both awards participants have the possibility to elect to receive 100 percent of the vested award in shares.
[4] Total number of shares held includes 32 shares held by children.

Note 12
Share-based compensation, continued

At December 31, 2014, the following members of the Executive Committee held vested WARs and conditionally granted ABB shares under the performance component of the LTIP 2014, 2013 and 2012, which at the time of vesting will be settled in cash.

	Vested at Dec. 31, 2014	Unvested at December 31, 2014		
Name	Number of fully vested WARs held under the MIP	Reference number of shares under the performance component of the 2012 launch of the LTIP	Reference number of shares under the performance component of the 2013 launch of the LTIP	Reference number of shares under the performance component of the 2014 launch of the LTIP
		(vesting 2015)	(vesting 2016)	(vesting 2017)
Ulrich Spiesshofer	–	22,588	50,024	51,489
Eric Elzvik	201,250	–	16,659	17,147
Jean-Christophe Deslarzes	–	–	16,659	17,147
Diane de Saint Victor	–	20,652	19,599	20,173
Frank Duggan	–	18,845	15,023	15,463
Greg Scheu	–	17,425	14,553	14,684
Pekka Tiitinen	–	6,950	13,720	14,122
Tarak Mehta	–	18,845	15,023	16,139
Veli-Matti Reinikkala	–	19,878	15,091	15,534
Bernhard Jucker	–	24,524	18,992	19,548
Claudio Facchin	387,500	10,665	13,720	14,122
Total Executive Committee members as of December 31, 2014	**588,750**	**160,372**	**209,063**	**215,568**

Note 12
Share-based compensation, continued

At December 31, 2013, the following members of the Executive Committee held vested WARs and conditionally granted ABB shares under the performance component of the LTIP 2013, 2012 and 2011, which at the time of vesting will be settled in cash.

	Vested at Dec. 31, 2013	Unvested at December 31, 2013		
Name	Number of fully vested WARs held under the MIP	Maximum number of conditionally granted shares under the performance component of the 2011 launch of the LTIP	Reference number of shares under the performance component of the 2012 launch of the LTIP	Reference number of shares under the performance component of the 2013 launch of the LTIP
		(vesting 2014)	(vesting 2015)	(vesting 2016)
Ulrich Spiesshofer (appointed CEO as of September 15, 2013)	–	15,460	22,588	50,024
Eric Elzvik (joined the EC on February 1, 2013)	434,380	–	–	16,659
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	–	–	–	16,659
Diane de Saint Victor	–	14,194	20,652	19,599
Frank Duggan	–	13,780	18,845	15,023
Greg Scheu	–	–	17,425	14,553
Pekka Tiitinen (joined the EC on September 15, 2013)	–	–	6,950	13,720
Tarak Mehta	–	12,516	18,845	15,023
Veli-Matti Reinikkala	–	11,965	19,878	15,091
Bernhard Jucker	–	17,933	24,524	18,992
Claudio Facchin (joined the EC on December 1, 2013)	675,000	7,639	10,665	13,720
Total Executive Committee members as of December 31, 2013	**1,109,380**	**93,487**	**160,372**	**209,063**

Note 13
Full time employees

During 2014 and 2013, the Company employed on average 18 and 21 employees, respectively.

Proposed appropriation of available earnings

Proposed appropriation of retained earnings		
(CHF in thousands)	**2014**	**2013**
Net income for the year	570,107	607,053
Carried forward from previous year	5,077,751	4,470,698
Retained earnings available to the Annual General Meeting	**5,647,858**	**5,077,751**
Legal reserves from retained earnings	–	–
Legal reserves from capital contribution	–	–
Balance to be carried forward	**5,647,858**	**5,077,751**

The Board of directors proposes to carry forward the retained earnings in the amount of CHF 5,647,858 thousand.

On February 5, 2015, the Company announced that the Board of directors will recommend for approval at the April 30, 2015, Annual General Meeting that a dividend be distributed in a tax efficient way in two tranches: 1) Distribution of CHF 0.55 per share from Other reserves following a transfer of the same amount from Legal reserves from capital contribution to be paid in May 2015 and 2) Distribution in the form of a par value reduction in the amount of CHF 0.17 per share, representing a reduction in par value from CHF 1.03 to CHF 0.86 per share, to be paid in July 2015.

Report of the Statutory Auditor

To the General Meeting of ABB Ltd, Zurich

As statutory auditor, we have audited the accompanying financial statements of ABB Ltd, which comprise the balance sheet, income statement, cash flow statement and notes (pages 171 to 183), for the year ended December 31, 2014.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended December 31, 2014 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation.
We recommend that the financial statements submitted to you be approved.

Ernst & Young AG

Leslie Clifford
Licensed audit expert
(Auditor in charge)

Robin Errico
Licensed audit expert

Zurich, Switzerland
March 5, 2015



Supplemental information

The following are definitions of key financial measures used to evaluate ABB's operating performance. These financial measures are referred to in this Annual Report and are not defined under United States generally accepted accounting principles (U.S. GAAP).

While ABB's management believes that the financial measures defined below are useful in evaluating ABB's operating results, these measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP.

For a full reconciliation of ABB's non-GAAP measures, please refer to ABB Q4 2014 Supplemental financial information at http://new.abb.com/investorrelations/financial-results-and-presentations/quarterly-results-and-annual-reports-2014

Like-for-like Growth Rates

The like-for-like growth rates of revenues and orders are calculated by adjusting reported revenues and orders, in both the current and comparable periods, for the effects of currency translation and portfolio changes. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported revenues and orders of such business are adjusted to exclude the revenues and orders of any corresponding quarters which are not comparable when computing the like-for-like growth rate. In addition, certain other adjustments, which affect the business portfolio but do not qualify as a divestment, are treated in a similar manner to a divestment. We do not adjust for portfolio changes where the business acquired or divested has annual revenues of less than $50 million.

Operational EBITDA margin

Operational EBITDA margin is Operational EBITDA as a percentage of Operational revenues.

Operational EBITDA

Operational EBITDA represents Income from operations excluding depreciation and amortization, restructuring and restructuring related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized and (iii) unrealized foreign exchange movements on receivables (and related assets).

Operational EBITA margin

Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA

Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding acquisition-related amortization (as defined below), restructuring and restructuring related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Cash return on invested capital (CROI)

Cash return on invested capital is calculated as Adjusted cash return divided by Capital invested.

Adjusted cash return

Adjusted cash return is calculated as the sum of (i) net cash provided by operating activities and ii) interest paid.

Capital invested

Capital invested is the sum of (i) Adjusted total fixed assets, (ii) Net working capital and (iii) Accumulated depreciation and amortization.

Adjusted total fixed assets

Adjusted total fixed assets is the sum of (i) property, plant and equipment, net, (ii) goodwill, (iii) other intangible assets, net, and (iv) investments in equity-accounted companies less (v) deferred tax liabilities recognized in certain acquisitions.

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, and (c) pension and other employee benefits); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Free Cash Flow (FCF)

Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, (ii) proceeds from sales of property, plant and equipment, and (iii) changes in financing and other non-current receivables, net (included in other investing activities).

Investor information

ABB Ltd share price trend during 2014

During 2014, the price of ABB Ltd shares listed on the SIX Swiss Exchange decreased 10 percent, while the Swiss Performance Index increased 13 percent. The price of ABB Ltd shares on NASDAQ OMX Stockholm decreased 2 percent, compared to the OMX 30 Index, which increased 10 percent. The price of ABB Ltd American Depositary Shares traded on the New York Stock Exchange decreased 20 percent compared to the Dow Jones Industrial Index, which increased by 8 percent.

Source: Bloomberg

Share price (data based on closing prices)

2014	SIX Swiss Exchange (CHF)	NASDAQ OMX Stockholm (SEK)	New York Stock Exchange (USD)
High	24.75	175.70	27.09
Low	19.16	145.70	20.37
Year-end	21.14	165.90	21.15
Average daily traded number of shares, in millions	6.19	1.65	1.85

Source: Bloomberg

Market capitalization

On December 31, 2014, ABB Ltd's market capitalization based on outstanding shares (total number of outstanding shares: 2,258,899,625) was approximately CHF 48 billion ($48 billion, SEK 375 billion).

Shareholder structure

As of December 31, 2014, the total number of shareholders directly registered with ABB Ltd was approximately 165,000. In addition, another 225,000 shareholders hold shares indirectly through nominees. In total, ABB has approximately 390,000 shareholders.

Major shareholders

As of December 31, 2014, Investor AB, Stockholm, Sweden, owned 199,965,142 shares of ABB Ltd, corresponding to 8.6 percent of total capital and votes of ABB Ltd as registered in the Commercial Register on December 31, 2014. As of July 25, 2011, BlackRock Inc., New York, USA, owned 69,702,100 shares of ABB Ltd, corresponding to 3.0 percent of total capital and votes of ABB Ltd as registered in the Commercial Register on December 31, 2014. To the best of ABB's knowledge, no other shareholder held 3 percent or more of the total voting rights as of December 31, 2014.

Dividend proposal and share buyback

With respect to the year ended December 31, 2014, ABB Ltd's Board of Directors has proposed to distribute a total of CHF 0.72 per share to shareholders, comprising of a dividend of CHF 0.55 paid out of ABB Ltd's capital contribution reserves and of CHF 0.17 by way of a nominal value reduction (reduction in the par value of each share by CHF 0.17 from CHF 1.03 to CHF 0.86). These distributions are subject to approval by shareholders at ABB Ltd's 2015 Annual General Meeting. The proposal is in line with the company's dividend policy to pay a steadily rising, sustainable dividend over time.

Both forms of payment would be exempt from Swiss withholding tax.

For the dividend paid from ABB's capital contribution reserve, the ex-dividend date would be May 4, 2015, for American Depositary Shares traded on the New York Stock Exchange in the U.S., and May 5, 2015, for shares traded on the SIX Swiss Exchange and on the NASDAQ OMX exchange in Sweden. The payout dates would be May 7, 2015, for shares traded on the SIX Swiss Exchange, May 11 for shares traded on the NASDAQ OMX exchange in Sweden, and May 14 for American Depositary Shares traded on the New York Stock Exchange in the U.S.

For the dividend from the nominal value reduction, the ex-dividend and payout dates in Switzerland are expected in July 2015, in line with Swiss regulatory processes. Further information will be made available on ABB's website in due course.

In September 2014, ABB announced a $4 billion share buyback program. As of February 28, 2015, ABB has purchased under the program a total of approximately 45 million shares for approximately $980 million. Further information can be found at www.abb.com/investorrelations.

Key data

	2014	2013	2012
Dividend per share (CHF)	0.72[1]	0.70	0.68
Par value per share (CHF)	1.03	1.03	1.03
Votes per share	1	1	1
Basic earnings per share (USD)[2]	1.13	1.21	1.18
Total ABB stockholders' equity per share (USD)[3]	7.20	8.12	7.36
Cash flow from operations per share (USD)[2]	1.68	1.59	1.65
Dividend payout ratio (%)[4]	64%	65%	63%
Weighted-average number of shares outstanding (in millions)	2,288	2,297	2,293

[1] Proposed by the Board of Directors and subject to approval by shareholders at the Annual General Meeting on April 30, 2015, in Zurich, Switzerland
[2] Calculation based on weighted-average number of shares outstanding
[3] Calculation based on the number of shares outstanding as of December 31, 2014
[4] Dividend per share (converted to U.S. dollars at year-end exchange rates) divided by basic earnings per share

ABB Ltd Annual General Meeting

The 2015 Annual General Meeting of ABB Ltd will be held at 10:00 a.m. on Thursday, April 30, 2015, at the Messe Zurich hall in Zurich-Oerlikon, Switzerland. The Annual General Meeting will be held principally in German and will be simultaneously translated into English and French. Shareholders entered in the share register, with the right to vote, by April 22, 2015, are entitled to participate in the Annual General Meeting.

Admission cards

Holders of registered shares of ABB Ltd will receive their admission cards on request using the reply form enclosed with the invitation. The reply form or a corresponding notification must reach the company no later than April 24, 2015. For technical reasons, notifications arriving after that date can no longer be taken into consideration. The full text of the invitation in accordance with Article 700 of the Swiss Code of Obligations will be published in the Schweizerisches Handelsamtsblatt around April 1, 2015.

For shareholders in Sweden an Information Meeting will be held in Västerås, Sweden, on May 04, 2015, at 4:30 p.m.

ABB shareholders' calendar 2015

First-quarter 2015 results	April 29
ABB Ltd Annual General Meeting, Zurich	April 30
ABB Ltd Information Meeting, Västerås	May 04
Second-quarter 2015 results	July 23
Third-quarter 2015 results	October 21

Stock exchange listings	ABB Ltd is listed on the SIX Swiss Exchange, NASDAQ OMX Stockholm and the New York Stock Exchange.	
The global ISIN code for the ABB share	CH 001 222 171 6	
Ticker symbols for ABB Ltd	SIX Swiss Exchange	ABBN
	NASDAQ OMX Stockholm	ABB
	New York Stock Exchange (NYSE)	ABB
Ticker symbols for ABB Ltd at Bloomberg	SIX Swiss Exchange	ABBN VX
	NASDAQ OMX Stockholm	ABB SS
	New York Stock Exchange (NYSE)	ABB US
Ticker symbols for ABB Ltd at Reuters	SIX Swiss Exchange	ABBN.VX
	NASDAQ OMX Stockholm	ABB.ST
	New York Stock Exchange (NYSE)	ABB.N
Credit rating for ABB Ltd as of February 28, 2015		
Standard & Poor's	Long-term corporate credit rating	A
	Long-term senior unsecured debt	A
	Short-term corporate credit rating	A–1
	Outlook: Stable	
Moody's	Long-term senior unsecured rating	A2
	Short-term debt rating	Prime-1
	Outlook: Stable	

These credit ratings are subject to revision at any time. ABB does not have any other agreements with internationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

Bondholder information

Outstanding public bonds, as of February 28, 2015, are listed in the table below.

Bondholder Information

Issuer	Issued Principal Amount	Coupon	Due	ISIN
ABB Ltd	CHF 500 million	1.25%	10/11/2016	CH0139264961
ABB Ltd	CHF 350 million	1.50%	11/23/2018	CH0146696528
ABB Ltd	CHF 350 million	2.25%	10/11/2021	CH0139265000
ABB Finance (Australia) Pty Limited	AUD 400 million	4.25%	11/22/2017	AU3CB0202216
ABB Finance (USA) Inc.	USD 500 million	1.625%	05/08/2017	US00037BAA08
ABB Finance (USA) Inc.	USD 1,250 million	2.875%	05/08/2022	US00037BAB80
ABB Finance (USA) Inc.	USD 750 million	4.375%	08/08/2042	US00037BAC63
ABB Finance B.V.	EUR 1,250 million	2.625%	03/26/2019	XS0763122578
ABB Treasury Center (USA), Inc.	USD 600 million	2.50%	06/15/2016	144A: US00038AAA16 RegS: USU00292AA73
ABB Treasury Center (USA), Inc.	USD 650 million	4.00%	06/15/2021	144A: US00038AAB98 RegS: USU00292AB56
Thomas & Betts Corporation	USD 250 million	5.625%	11/15/2021	US884315AG74

2014 price trend for ABB Ltd shares


Zurich
CHF
Price trend for ABB Ltd shares
Swiss Performance Index rebased
28
27
26
25
24
23
22
21
20
19
18
1/14
2/14
3/14
4/14
5/14
6/14
7/14
8/14
9/14
10/14
11/14
12/14


Stockholm
SEK
Price trend for ABB Ltd shares
OMX 30 Index rebased
190
185
180
175
170
165
160
155
150
145
140
1/14
2/14
3/14
4/14
5/14
6/14
7/14
8/14
9/14
10/14
11/14
12/14


New York
USD
Price trend for ABB Ltd shares
Dow Jones Index rebased
29
28
27
26
25
24
23
22
21
20
19
1/14
2/14
3/14
4/14
5/14
6/14
7/14
8/14
9/14
10/14
11/14
12/14

Source: Bloomberg

For an additional copy of this report, please use the contact information on the back cover or download copies from our website at www.abb.com. An interactive version of the report is also available on our website.

Parts of the ABB Annual Report 2014 have been translated into German and/or Swedish. Please note that the English-language version of the ABB Annual Report is the binding version.



MIX
Paper from responsible sources
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Caution concerning forward-looking statements
The ABB Annual Report 2014 includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements largely on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions as well as the economic conditions of the regions and the industries that are major markets for ABB. The words "believe," "may," "will," "estimate," "continue," "target," "anticipate," "intend," "expect" and similar words and the express or implied discussion of strategy, plans or intentions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things, the following: (i) business risks related to the global volatile economic environment; (ii) costs associated with compliance activities; (iii) difficulties encountered in operating in emerging markets; (iv) risks inherent in large, long-term projects served by parts of our business; (v) the timely development of new products, technologies, and services that are useful for our customers; (vi) our ability to anticipate and react to technological change and evolving industry standards in the markets in which we operate; (vii) changes in interest rates and fluctuations in currency exchange rates; (viii) changes in raw materials prices or limitations of supplies of raw materials; (ix) the weakening or unavailability of our intellectual property rights; (x) industry consolidation resulting in more powerful competitors and fewer customers; (xi) effects of competition and changes in economic and market conditions in the product markets and geographic areas in which we operate; (xii) effects of, and changes in, laws, regulations, governmental policies, taxation, or accounting standards and practices and (xiii) other factors described in documents that we may furnish from time to time with the US Securities and Exchange Commission, including our Annual Reports on Form 20-F. Although we believe that the expectations reflected in any such forward-looking statements are based on reasonable assumptions, we can give no assurance that they will be achieved. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

ABB Ltd
Corporate Communications
P.O. Box 8131
8050 Zurich
Switzerland
Tel: +41 (0)43 317 71 11
Fax: +41 (0)43 317 79 58

www.abb.com

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